   As filed with the Securities and Exchange Commission on November 9, 2006

                                                         File Nos. 333-
                                                                   811-07060

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [x]

                          Pre-Effective Amendment No.                        []


                         Post-Effective Amendment No.                        []

                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 111                            [x]

                        (Check Appropriate Box or Boxes)


                MetLife Investors Variable Annuity Account Five
                           (Exact Name of Registrant)


                      MetLife Investors Insurance Company
                              (Name of Depositor)

 5 Park Plaza, Suite 1900 Irvine, California 92614
        (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                 (800) 989-3752

                        (Name and Address of Guarantor)
                    General American Life Insurance Company
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                    (Name and Address of Agent for Service)
                               Richard C. Pearson
                            Executive Vice President
                      MetLife Investors Insurance Company
                            5 Park Plaza, Suite 1900
                                Irvine, CA 92614
                                (949) 223-5680

                                   COPIES TO:

                                W. Thomas Conner
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, DC 20004-2415
                                 (202) 383-0590

                 (APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING)
  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under variable annuity contracts

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED NOVEMBER 9, 2006
                   TO THE PROSPECTUS DATED NOVEMBER 9, 2006

This supplements the prospectus, dated November 9, 2006, for the 3-year Class L products issued by MetLife Investors Insurance Company (the "Company").

Effective as of June 2, 2003, the Company suspended any allocations and/or transfers to the Fixed Account under the Class L Contracts during the accumulation phase. This suspension is based on the authority granted to the Company under the terms of the Contracts and on the fact that the interest rate currently credited on account values allocated or transferred to the Fixed Account equals the minimum guaranteed interest rate. (See "Purchase - Allocation of Purchase Payments" and "Investment Options - Transfers" in the Prospectuses, and your Contract.) This suspension will terminate at the discretion of the Company or at such time as the Company declares an interest rate to be credited on allocations and transfers to the Fixed Account in excess of the minimum guaranteed rate.

                                                                        Class L
                                                                   SUPP-FXL1106

                                                   THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                             METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                         CLASS L


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 32 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 31 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


MET INVESTORS SERIES TRUST (CLASS B):
     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 60 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency
o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  14
     Purchase Payments .................................  14
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  15
     Accumulation Units ................................  15
     Account Value .....................................  16
     Replacement of Contracts ..........................  16
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  20
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the MetLife Asset Allocation
       Program .........................................  22
     Voting Rights .....................................  23
     Substitution of Investment Options ................  23
4. EXPENSES ............................................  23
     Product Charges ...................................  23
     Account Fee .......................................  24
     Guaranteed Minimum Income Benefit - Rider
       Charge ..........................................  24
     Guaranteed Withdrawal Benefit - Rider Charge ......  25
     Guaranteed Minimum Accumulation
       Benefit - Rider Charge ..........................  25
     Withdrawal Charge .................................  26
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  26
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  27
     Annuity Date ......................................  27
     Annuity Payments ..................................  27
     Annuity Options ...................................  28
     Guaranteed Minimum Income Benefit .................  29
     Description of GMIB II ............................  30
     Description of GMIB Plus ..........................  31
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  33
6. ACCESS TO YOUR MONEY ................................  33
     Systematic Withdrawal Program .....................  34


     Suspension of Payments or Transfers ...............  34
7. LIVING BENEFITS .....................................  35
     Guaranteed Withdrawal Benefit .....................  35
     Guaranteed Minimum Accumulation Benefit ...........  44
8. PERFORMANCE .........................................  46
9. DEATH BENEFIT .......................................  47
     Upon Your Death ...................................  47
     Standard Death Benefit - Principal Protection .....  47
     Optional Death Benefit - Annual Step-Up ...........  47
     Optional Death Benefit - Compounded-Plus ..........  48
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  48
     General Death Benefit Provisions ..................  49
     Spousal Continuation ..............................  50
     Death of the Annuitant ............................  50
     Controlled Payout .................................  50
10. FEDERAL INCOME TAX STATUS ..........................  50
     Taxation of Non-Qualified Contracts ...............  50
     Taxation of Qualified Contracts ...................  52
     Foreign Tax Credits ...............................  55
     Possible Tax Law Changes ..........................  55
11. OTHER INFORMATION ..................................  55
     MetLife Investors .................................  55
     The Separate Account ..............................  56
     Distributor .......................................  57
     Selling Firms .....................................  57
     Requests and Elections ............................  59
     Ownership .........................................  59
     Legal Proceedings .................................  60
     Financial Statements ..............................  60
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  60
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB I ............................. D-1
APPENDIX E ............................................. E-1
     Guaranteed Minimum Income Benefit Examples ........ E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................16
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment..............................................36 and 41
Annuitant..................................................................60
Annuity Date...............................................................27
Annuity Options............................................................28
Annuity Payments...........................................................27
Annuity Units..............................................................28
Beneficiary................................................................60
Benefit Base...............................................................36
Business Day...............................................................15
Fixed Account..............................................................13
Guaranteed Accumulation Amount.............................................44
Guaranteed Principal Adjustment............................................42
Guaranteed Principal Option................................................31
Guaranteed Withdrawal Amount...............................................37
GWB Withdrawal Rate........................................................36
Income Base...............................................30 and Appendix D-1
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................59
Owner......................................................................59
Purchase Payment...........................................................14
Remaining Guaranteed Withdrawal Amount.....................................40
Separate Account...........................................................56
Total Guaranteed Withdrawal Amount.........................................40

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 5
         3 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.35%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.60%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    2.20%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


GUARANTEED MINIMUM INCOME BENEFIT (GMIB
PLUS AND GMIB II) RIDER CHARGES
GMIB Plus                                       0.75% of the Income Base (Note 1)
GMIB Plus Upon Optional                         1.50% of the Income Base (Note 1)
Reset (maximum)
GMIB II                                         0.50% of the Income Base (Note 1)


GUARANTEED WITHDRAWAL BENEFIT, ENHANCED
GUARANTEED WITHDRAWAL BENEFIT AND LIFETIME
WITHDRAWAL GUARANTEE RIDER CHARGE
Guaranteed Withdrawal Benefit and Enhanced               0.50% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Prior to Optional Reset
Guaranteed Withdrawal Benefit and Enhanced               0.95% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Upon Optional Reset (maximum)
Lifetime Withdrawal Guarantee (Single Life               0.50% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Single Life               0.95% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
Lifetime Withdrawal Guarantee (Joint Life                0.70% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Joint Life                1.40% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
GUARANTEED MINIMUM ACCUMULATION BENEFIT                  0.75% of the Guaranteed Accumulation Amount
RIDER CHARGE                                             (Note 4)

--------------------------------------------------------------------------------
Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.


Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

Note 3. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount.

Note 4. See "Living Benefits - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.

*Certain fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


                                                                           Minimum           Maximum
                                                                           ----              ----
Total Annual Portfolio Expenses                                            0.54%             4.54%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                     TOTAL
                                                                                                    ANNUAL
                                                       MANAGEMENT   12B-1/SERVICE      OTHER       PORTFOLIO
                                                          FEES           FEES       EXPENSES(1)    EXPENSES
                                                      ------------ --------------- ------------- ------------
MET INVESTORS SERIES TRUST
 Met/AIM Small Cap Growth Portfolio(1)                   0.90%        0.25%           0.11%        1.26%
 Goldman Sachs Mid-Cap Value Portfolio                   0.73%        0.25%           0.05%        1.03%
 Harris Oakmark International Portfolio                  0.82%        0.25%           0.13%        1.20%
 Lazard Mid-Cap Portfolio(2)                             0.70%        0.25%           0.09%        1.04%
 Legg Mason Aggressive Growth Portfolio                  0.67%        0.25%           0.05%        0.97%
 Legg Mason Value Equity Portfolio(3)(4)                 0.70%        0.25%           3.59%        4.54%
 Loomis Sayles Global Markets Portfolio(5)               0.70%        0.25%           0.20%        1.15%
 Lord Abbett Bond Debenture Portfolio                    0.51%        0.25%           0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(6)              0.50%        0.25%           0.04%        0.79%
 MFS (Reg. TM) Emerging Markets Equity Portfolio(5)      1.05%        0.25%           0.25%        1.55%
 MFS (Reg. TM) Research International Portfolio(1)       0.74%        0.25%           0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                  0.67%        0.25%           0.03%        0.95%
 Oppenheimer Capital Appreciation                        0.59%        0.25%           0.10%        0.94%
 Portfolio(1)
 PIMCO Inflation Protected Bond Portfolio                0.50%        0.25%           0.05%        0.80%
 PIMCO Total Return Portfolio(1)                         0.50%        0.25%           0.07%        0.82%
 RCM Global Technology Portfolio(1)(7)                   0.92%        0.25%           0.27%        1.44%
 T. Rowe Price Mid-Cap Growth Portfolio                  0.75%        0.25%           0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                  0.75%        0.25%           0.05%        1.05%
 Turner Mid-Cap Growth Portfolio                         0.80%        0.25%           0.11%        1.16%
 Van Kampen Comstock Portfolio(3)                        0.63%        0.25%           0.05%        0.93%
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(4)                     0.35%        0.25%           0.07%        0.67%
 Davis Venture Value Portfolio                           0.72%        0.15%           0.04%        0.91%
 Harris Oakmark Focused Value Portfolio                  0.73%        0.25%           0.04%        1.02%
 Jennison Growth Portfolio                               0.64%        0.25%           0.05%        0.94%
 MetLife Stock Index Portfolio(4)                        0.25%        0.25%           0.04%        0.54%
 Western Asset Management U.S. Government                0.54%        0.25%           0.07%        0.86%
 Portfolio

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                                          ANNUAL       EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                FEES           FEES       EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                            ------------ --------------- ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(8)      0.10%        0.25%           0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(8)       0.09%        0.25%           0.01%         0.35%        1.01%
 MetLife Balanced Strategy Portfolio(8)       0.06%        0.25%           0.01%         0.32%        1.02%
 MetLife Growth Strategy Portfolio(8)         0.07%        0.25%           0.01%         0.33%        1.08%
 MetLife Aggressive Strategy Portfolio(8)     0.10%        0.25%           0.02%         0.37%        1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; 0.01% for the PIMCO Total Return Portfolio; and 0.14% for the RCM Global Technology Portfolio.

(2) The management fee has been restated to reflect a new fee schedule that became effective on December 19, 2005.

(3) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(4) The net total annual portfolio expenses were: 1.05% for Legg Mason Value Equity Portfolio; 0.66% for BlackRock Money Market Portfolio; and 0.53% for MetLife Stock Index Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.

(7) Due to brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005.

(8) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit, the Additional Death Benefit - Earnings Preservation Benefit and the Guaranteed Minimum Income Benefit Plus rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,528          (a)$2,889          (a)$3,992          (a)$7,631
       (b)$1,138          (b)$1,791          (b)$2,284          (b)$4,826

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$828          (a)$2,439          (a)$3,992          (a)$7,631
   (b)$438          (b)$1,341          (b)$2,284          (b)$4,826


CHART 2. Chart 2 below assumes that you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, a Guaranteed Withdrawal Benefit ("GWB") rider, or the Guaranteed Minimum Accumulation Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,313          (a)$2,266          (a)$2,988          (a)$5,789
         (b)$920          (b)$1,129          (b)$1,162          (b)$2,493

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$613          (a)$1,816          (a)$2,988          (a)$5,789
   (b)$220            (b)$679          (b)$1,162          (b)$2,493

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, prior to its termination, the Guaranteed Minimum Accumulation Benefit rider guarantees that, after a 10-year waiting period, your account value will not be less than a percentage of your purchase payment, less reductions for any withdrawals (see "Living Benefits -
Guaranteed Minimum Accumulation Benefit"). Furthermore, prior to its termination, the Guaranteed Principal Option of the Guaranteed Minimum Income Benefit Plus rider offers the option, after a 10-year waiting period, to increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit"), and, prior to its termination, the Lifetime Withdrawal Guarantee rider offers the option, after a 15-year waiting period, to cancel the rider and increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Living Benefits - Guaranteed Withdrawal Benefit").

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). You should discuss this with your registered representative.


PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o  The minimum initial purchase payment we will accept is $10,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

If you choose the Guaranteed Minimum Income Benefit Plus rider, we will require you to allocate your purchase payments and account value among the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Lifetime Withdrawal Guarantee rider, we will require you to allocate your purchase payments and account value among the fixed account, the BlackRock

Money Market Portfolio, and/or the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Guaranteed Minimum Accumulation Benefit rider, we will require you to allocate all of your purchase payments and account value to one of the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio are not available for this purpose.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.")

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 31 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.


MET INVESTORS SERIES TRUST (CLASS B)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B portfolios are available under the contract:

     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

o If you have elected to add the GMIB Plus rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Annuity Payments (The Income Phase) - Description of GMIB Plus - Allocation Limitations."

o If you have elected to add the Lifetime Withdrawal Guarantee rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Living Benefits - Guaranteed Withdrawal Benefit - Description of the Lifetime Withdrawal Guarantee - Investment Allocation Restrictions."

o If you have elected to add the Guaranteed Minimum Accumulation Benefit rider to your contract, you may not transfer out of the MetLife Asset Allocation Program portfolio you chose at issue until the rider terminates. Please refer to the section "Living Benefits-Guaranteed Minimum Accumulation Benefit."

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Met/AIM Small Cap Growth, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, MFS (Reg. TM) Emerging Markets Equity, MFS (Reg. TM) Research International, and Third Avenue Small Cap Value Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Plus rider or the GMAB rider.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. This program is not available if you have selected the GMAB rider.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Legg Mason Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Legg Mason Aggressive Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series

Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.35% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2003, the Mortality and Expense Charge on an annual basis is 1.45% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2003, the percentage charge for the Compounded-Plus Death Benefit is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Income Benefit ("GMIB") that you can select when you purchase the contract. Two different versions of the GMIB are currently available under this contract: GMIB II and GMIB Plus. If you select the GMIB Plus rider, we will assess a charge during the accumulation phase equal to 0.75% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. If you elect an Optional Reset of the GMIB Plus rider on any contract anniversary as permitted, we may increase the GMIB Plus rider charge to the charge applicable to contract purchases at the time of the reset, but no more than a maximum of 1.50% of the income base. If you select the GMIB II rider, the charge is 0.50% of the income base at the time the charge is assessed.

For contracts issued prior to February 9, 2004, we offered a different guaranteed minimum income benefit known as GMIB I. If you selected GMIB I, we assess a charge equal to 0.50% of the income base. For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the income base.

For contracts issued from May 1, 2003 and prior to May 1, 2005, for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.")

The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are three different versions of the GWB under this contract: GWB I, Enhanced GWB, and Lifetime Withdrawal Guarantee. We currently only offer the Enhanced GWB and Lifetime Withdrawal Guarantee riders. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. For contracts issued from November 7, 2005 to June 9, 2006, we only offered the Enhanced GWB rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary. The charge for the Lifetime Withdrawal Guarantee rider is equal to 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount (see "Living Benefits -
Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) on the applicable contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change. If the Enhanced GWB or Lifetime Withdrawal Guarantee rider is cancelled following an eligible contract anniversary pursuant to the cancellation provisions of each rider, a pro rata portion of the rider charge will not be assessed based on the period from the contract anniversary to the date the cancellation takes effect.

If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount. If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee, we may increase the rider charge to the Lifetime Withdrawal Guarantee charge applicable to current contract purchases at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount.

If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero. If the Lifetime Withdrawal Guarantee rider is in effect, the rider charge will continue if your Remaining Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) equals zero.

GUARANTEED MINIMUM ACCUMULATION
BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Accumulation Benefit ("GMAB") rider that you can select when you purchase the contract. If you elect the GMAB, a charge is deducted from your account value on each contract anniversary. The charge is equal to 0.75% of the GMAB Guaranteed Accumulation Amount (see "Living Benefits-Guaranteed Minimum Accumulation Benefit") at the end of the prior contract year. The GMAB rider charge is deducted from your account value pro rata from your contract's MetLife Asset Allocation Program portfolio and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value or you apply your account value to an annuity option, we will assess a pro rata portion of the GMAB rider charge based on the number of whole months since the last contract anniversary.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             5
  3 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

GUARANTEED MINIMUM INCOME BENEFIT

At the time you buy the contract, you may elect a Guaranteed Minimum Income Benefit ("GMIB"). Currently, we offer two different versions of the GMIB: version II, which is known as GMIB II, and version III, which is known as GMIB Plus. GMIB II and GMIB Plus are described below. Version I is known as GMIB I and is no longer offered. GMIB I is described in Appendix D. You may not have this benefit and a GWB or GMAB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

The Guaranteed Principal Option of GMIB Plus does guarantee a minimum account value after a 10-year waiting period that is available for cash withdrawals. If you elect the Guaranteed Principal Option after the waiting period, this guarantee applies in lieu of receiving GMIB payments.

(See Appendix E for examples of the GMIB.)

DESCRIPTION OF GMIB II

The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.

EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the GMIB II rider.

If you exercise the GMIB II, your annuity payments will be the greater of:

o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or

o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.

TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:

    a) The 30th day following the contract anniversary on or following your 85th birthday;

    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;

    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.

DESCRIPTION OF GMIB PLUS

The GMIB Plus is identical to the GMIB II, described above, with the following differences: (1) you may exercise a "GUARANTEED PRINCIPAL OPTION," in which case you receive an additional amount to be added to the account value in lieu of taking GMIB payments; (2) you may be permitted to periodically reset the Annual Increase Amount; (3) you are limited to allocating your account value to certain investment choices and you may not participate in the Standard Dollar Cost Averaging (DCA) program; (4) the termination provisions are expanded; and
(5) the additional charge for the GMIB Plus is 0.75% (rather than 0.50% for the GMIB II) of the income base (with a maximum charge of 1.50% of the income base applicable upon exercise of the Optional Reset feature). A description of these features follows.

GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 86th birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option)) and

(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio and EDCA account in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios.

The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is elected, the GMIB Plus rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue.

OPTIONAL RESET. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. Such a reset may be beneficial if your account value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount. However, resetting the Annual Increase Amount will increase your waiting period for exercising the GMIB Plus by restarting the waiting period, and the GMIB Plus rider charge will be reset to the fee we charge new contract purchasers for GMIB Plus at that time. An Optional Reset is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.

o  If you purchased your contract on or after February 27, 2006, you may elect
   ------------------------------------------------------------
     either (1) a one-time Optional Reset at any contract anniversary provided the above requirements are met, or (2) Optional Resets to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each automatic step-up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Up, no Optional Reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.

o  If you purchased your contract before February 27, 2006, you may elect an
   -------------------------------------------------------
     Optional Reset on any contract anniversary on or after the third contract anniversary and at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.

We must receive your request to elect the Optional Reset in writing at our Annuity Service Center, or by any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Reset to occur on that contract anniversary. We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus rider and will allow Optional Resets to those purchasers even if this benefit is no longer offered for this class of contract.

The Optional Reset will:

(1) reset the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Reset election;

(2) reset the GMIB Plus waiting period to the tenth contract anniversary following the date the Optional Reset took effect; and

(3) reset the GMIB Plus rider charge to the then current level we charge for the GMIB Plus rider at the time of the reset, up to the Maximum Optional Reset Fee Rate (not to exceed 1.50%).

On the date of the reset, the account value on that day will be treated as a single purchase payment received on the date of the reset for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the reset.

ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II or GMIB I, you are limited to allocating your purchase payments and account value among the following investment portfolios:

(1) the MetLife Defensive Strategy Portfolio,

(2) the MetLife Moderate Strategy Portfolio,

(3) the MetLife Balanced Strategy Portfolio, or

(4) the MetLife Growth Strategy Portfolio

You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

TERMINATION PROVISIONS. GMIB Plus will terminate upon the effective date of the Guaranteed Principal Option in addition to the other termination provisions described above under "Terminating the GMIB II Rider." Also, for GMIB Plus only the following replaces termination provision e) above:

o a change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the contract, unless we agree otherwise.

GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.


Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata GMIB, GWB or GMAB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are three versions of the GWB under this contract:

o  Guaranteed Withdrawal Benefit I ("GWB I")

o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")

o  Lifetime Withdrawal Guarantee

CURRENTLY WE ONLY OFFER THE ENHANCED GWB AND LIFETIME WITHDRAWAL GUARANTEE RIDERS. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. FOR CONTRACTS ISSUED FROM NOVEMBER 7, 2005 TO JUNE 9, 2006, WE ONLY OFFERED THE ENHANCED GWB RIDER. If you purchase the GWB, you must elect one version at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB or GMAB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.

Each version of the GWB rider guarantees that the entire amount of purchase payments you make will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you. Moreover, if you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees income for your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned. (See "Description of Lifetime Withdrawal Guarantee" below.)

THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) under the GWB I and Enhanced GWB riders, and the Remaining Guaranteed Withdrawal Amount (as described below) under the Lifetime Withdrawal Guarantee rider, cannot be taken as a lump sum. (However, if you cancel the Lifetime Withdrawal Guarantee rider after a waiting period of at least fifteen years, the Guaranteed Principal Adjustment will increase your account value to the purchase payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. See "Description of Lifetime Withdrawal Guarantee - Cancellation and Guaranteed Principal Adjustment" below.) Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE). THIS REDUCTION MAY BE SIGNIFICANT AND MEANS THAT RETURN OF YOUR PREMIUM PAYMENTS MAY BE LOST. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE) UNTIL TERMINATION OF THE CONTRACT.

o IF THE GWB I OR ENHANCED GWB RIDER IS IN EFFECT, THE GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS.

o IF THE LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, THE TOTAL GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS THAT DO NOT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR. WITHDRAWALS THAT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR WILL DECREASE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT.

IF THE GWB I OR LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR

BENEFIT BASE (FOR GWB I), AS DESCRIBED BELOW, OR REMAINING GUARANTEED WITHDRAWAL AMOUNT (FOR LIFETIME WITHDRAWAL GUARANTEE), AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.

The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base (Remaining Guaranteed Withdrawal Amount under the Lifetime Withdrawal Guarantee) at the time of the withdrawal, if the Benefit Base (or Remaining Guaranteed Withdrawal Amount) is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.

DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I

BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);

o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);

o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option (currently, you may not apply amounts less than your entire account value to an annuity option); and

o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.

ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.

OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an Optional Reset election if we no longer offer this benefit. The reset will:

o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);

o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and

o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.

An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).

We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first three years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:

(1)    process your request for a total withdrawal of your account value;

(2)    process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;

(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or

(6)    process the termination of your contract.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT

We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.

GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.

CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE

The Lifetime Withdrawal Guarantee rider is an optional rider that may be elected instead of the Enhanced GWB rider. You should carefully consider which version of the GWB may be best for you. Here are some of the differences between the Lifetime Withdrawal Guarantee rider and the GWB I and Enhanced GWB riders:

o Guaranteed Payments for Life. So long as you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees that we will make payments to you over your lifetime (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned.

o Automatic Annual Step-Ups. In contrast to the GWB I rider, which offers an optional reset beginning with the 5th contract anniversary prior to the owner's 86th birthday, and the Enhanced GWB rider, which offers an optional reset beginning with the 3rd contract anniversary prior to the owner's 86th birthday, the Lifetime Withdrawal Guarantee provides automatic resets on each contract anniversary prior to the owner's

     86th birthday (and offers the owner the ability to opt out of the resets).


o Withdrawal Rates. The Lifetime Withdrawal Guarantee rider uses a 5% Withdrawal Rate to determine the Annual Benefit Payment. The GWB I and Enhanced GWB riders use a 7% Withdrawal Rate to determine the Annual Benefit Payment.

o Cancellation. The Lifetime Withdrawal Guarantee rider also provides the ability to cancel the rider every five contract years for the first 15 contract years and annually thereafter. The Enhanced GWB rider offers only one opportunity to cancel the rider (on the fifth contract anniversary), and the GWB I rider does not offer the ability to cancel the rider.

o Investment Allocation Restrictions. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and certain investment portfolios (as described below).

o The Lifetime Withdrawal Guarantee rider also offers favorable treatment of required minimum distribution withdrawals when compared to the GWB I rider.

In considering whether to purchase the Lifetime Withdrawal Guarantee rider, you must consider your desire for protection and the cost of the rider with the possibility that had you not purchased the rider, your account value may be higher. In considering the benefit of the lifetime withdrawals, you should consider the impact of inflation. Even relatively low levels of inflation may have a significant effect on purchasing power. The Automatic Annual Step-Up, as described below, may provide protection against inflation, if and when there are strong investment returns. As with any GWB rider, the Lifetime Withdrawal Guarantee rider, however, does not assure that you will receive strong, let alone any, return on your investments.

TOTAL GUARANTEED WITHDRAWAL AMOUNT. The TOTAL GUARANTEED WITHDRAWAL AMOUNT is the minimum amount that you are guaranteed to receive over time while the Lifetime Withdrawal Guarantee rider is in effect. We assess the Lifetime Withdrawal Guarantee rider charge as a percentage of the Total Guaranteed Withdrawal Amount. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. The Total Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments. Withdrawals that do not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below) do not reduce the Total Guaranteed Withdrawal Amount. If, however, a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be reduced by an amount equal to the difference between the Total Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Total Guaranteed Withdrawal Amount before the withdrawal).

5% COMPOUNDING INCOME AMOUNT. On each contract anniversary until the earlier of: (a) the date of the first withdrawal from the contract or (b) the tenth contract anniversary, the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount are increased by an amount equal to 5% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $5,000,000). The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount may also be increased by the Automatic Annual Step-Up, if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount guaranteed to be received over time. The Remaining Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments, and decreased by the amount of each withdrawal (including any applicable withdrawal charges) regardless of whether or not the withdrawal exceeds the Annual Benefit Payment. The Remaining Guaranteed Withdrawal Amount is also increased by the 5% Compounding Income Amount, as described above. If a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Remaining Guaranteed Withdrawal Amount will also be reduced by an additional amount equal to the difference between the Remaining Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Remaining Guaranteed Withdrawal Amount).

o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining

     Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero.

o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero.

You should carefully consider when to begin taking withdrawals if you have elected the Lifetime Withdrawal Guarantee. If you begin taking withdrawals too soon, you may limit the value of the Lifetime Withdrawal Guarantee. For example, your Total Guaranteed Withdrawal Amount is no longer increased by the 5% Compounding Income Amount once you make your first withdrawal. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the Lifetime Withdrawal Guarantee rider. This may provide higher income amounts and/or different tax treatment than the payments received under the Lifetime Withdrawal Guarantee rider.

ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the Total Guaranteed Withdrawal Amount immediately prior to the first withdrawal multiplied by the 5% Withdrawal Rate. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the 5% Compounding Income Amount, the Automatic Annual Step-Up, or withdrawals greater than the Annual Benefit Payment), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate.

It is important that you carefully manage your annual withdrawals. To ensure that you retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal charge does apply, the charge is not included in the amount withdrawn for the purpose of calculating whether annual withdrawals during a contract year exceed the Annual Benefit Payment. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be recalculated and the Annual Benefit Payment will be reduced to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate. These reductions in the Total Guaranteed Withdrawal Amount and Annual Benefit Payment may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your account value to decline to zero.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 3% in one year and then withdraw 7% the next year without exceeding your Annual Benefit Payment in the second year.

AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the account value exceeds the Total Guaranteed Withdrawal Amount immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).

The Automatic Annual Step-Up will:

o reset the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the account value on the date of the Step-Up, up to a maximum of $5,000,000;

o reset the Annual Benefit Payment equal to 5% of the Total Guaranteed Withdrawal Amount after the Step-Up; and

o reset the Lifetime Withdrawal Guarantee rider charge to the charge applicable to contract purchases at the time of the Step-Up, up to a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version).

In the event that the charge applicable to contract purchases at the time of the Step-Up is higher than your current Lifetime Withdrawal Guarantee rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.

Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make purchase payments that would cause your account value to approach $5,000,0000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,0000.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

(1)    MetLife Defensive Strategy Portfolio

(2)    MetLife Moderate Strategy Portfolio

(3)    MetLife Balanced Strategy Portfolio

(4)    MetLife Growth Strategy Portfolio

(5)    BlackRock Money Market Portfolio

You may also elect to participate in the EDCA program, provided that your destination investment portfolios are one or more of the above listed investment portfolios you have chosen.

JOINT LIFE VERSION. A Joint Life version of the Lifetime Withdrawal Guarantee rider is available for a charge of 0.70% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.40%). Like the Single Life version of the Lifetime Withdrawal Guarantee rider, the Joint Life version must be elected at the time you purchase the contract, and the owner (or oldest joint owner) must be age 85 or younger. Under the Joint Life version, when the owner of the contract dies (or when the first joint owner dies), the Lifetime Withdrawal Guarantee rider will automatically remain in effect only if the spouse is the primary beneficiary and elects to continue the contract under the spousal continuation provisions. (See "Death Benefit - Spousal Continuation.") If the spouse is younger than age 59 1/2 when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age
59 1/2 or older when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the Lifetime Withdrawal Guarantee rider on the contract anniversary every five contract years for the first 15 contract years and annually thereafter. We must receive your cancellation request within 30 days following the eligible contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the Lifetime Withdrawal Guarantee rider will terminate, we will no longer deduct the Lifetime Withdrawal Guarantee rider charge, and the investment allocation restrictions described above will no longer apply. The variable annuity contract, however, will continue.

If you cancel the Lifetime Withdrawal Guarantee rider on the fifteenth contract anniversary or any eligible contract anniversary thereafter, we will add a GUARANTEED PRINCIPAL ADJUSTMENT to your account value. The Guaranteed

Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:

(a) is purchase payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in account value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and

(b)    is the account value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. The Guaranteed Principal Adjustment will never be less than zero.

Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due. Therefore, the Lifetime Withdrawal Guarantee may not be appropriate for you if you intend to make additional purchase payments after the 120 day period and are purchasing the Lifetime Withdrawal Guarantee for its Guaranteed Principal Adjustment feature.

TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE RIDER. The Lifetime Withdrawal Guarantee rider will terminate upon the earliest of:

(1) the date of a full withdrawal of the account value (a pro rata portion of the rider charge will be assessed);

(2) the date all of the account value is applied to an annuity option (a pro rata portion of the rider charge will be assessed);

(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the account value;

(4) death of the owner or joint owner (or the annuitant if the owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;

(5) change of the owner or joint owner for any reason (a pro rata portion of the rider charge will be assessed), subject to our administrative procedures;

(6)    the effective date of the cancellation of the rider; or

(7) termination of the contract to which the rider is attached (a pro rata portion of the rider charge will be assessed, except for a termination due to death).

Once the rider is terminated, the Lifetime Withdrawal Guarantee rider charge will no longer be deducted and the Lifetime Withdrawal Guarantee investment allocation restrictions will no longer apply.

ADDITIONAL INFORMATION. The Lifetime Withdrawal Guarantee rider may affect the death benefit available under your contract. If the owner or joint owner should die while the Lifetime Withdrawal Guarantee rider is in effect, an additional death benefit amount will be calculated under the Lifetime Withdrawal Guarantee rider that can be taken in a lump sum. The Lifetime Withdrawal Guarantee death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals. If this death benefit amount is greater than the death benefit provided by your contract, and if withdrawals in each contract year did not exceed the Annual Benefit Payment, then this death benefit amount will be paid instead of the death benefit provided by the contract. All other provisions of your contract's death benefit will apply.

Alternatively, the beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. This death benefit will be paid instead of the applicable contractual death benefit (the standard death benefit, the additional death benefit amount calculated under the Lifetime Withdrawal Guarantee as described above, or the Annual Step-Up death benefit, Compounded-Plus death benefit, or Earnings Preservation Benefit, if those benefits had been purchased by the owner(s)). Otherwise, the provisions of those contractual death benefits will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the

Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and nonqualified contracts subject to
Section 72(s)). If you terminate the Lifetime Withdrawal Guarantee rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the Lifetime Withdrawal Guarantee rider charge; or
(3) the contract owner dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)

GUARANTEED MINIMUM ACCUMULATION BENEFIT

You may elect the Guaranteed Minimum Accumulation Benefit ("GMAB") as an optional rider to your contract. The GMAB guarantees that your account value will not be less than a minimum amount at the end of a specified number of years (the "Rider Maturity Date"). If your account value is less than the minimum guaranteed amount at the Rider Maturity Date, we will apply an additional amount to increase your account value so that it is equal to the guaranteed amount.

If you elect the GMAB rider, we require you to allocate your purchase payments and all of your account value to one of the MetLife Asset Allocation Program
                                 ---
portfolios available in your contract (the MetLife Aggressive Strategy and the MetLife Growth Strategy Portfolios are not available for this purpose). You may also allocate purchase payments to the EDCA program, provided that your destination portfolio is the available MetLife Asset Allocation Program portfolio that you have chosen. No transfers are permitted while this rider is in effect. The MetLife Asset Allocation Program portfolio you choose will determine the percentage of purchase payments that equals the guaranteed amount. The MetLife Asset Allocation Program portfolios available if you choose the GMAB rider, the percentage of purchase payments that determines the guaranteed amount, and the number of years to the Rider Maturity Date for each, are:


                              Guaranteed
                                Amount               Years to
                            (% of Purchase             Rider
Portfolio                      Payments)           Maturity Date
--------------------       ----------------       --------------
MetLife Defensive
Strategy Portfolio         130%                   10 years
MetLife Moderate
Strategy Portfolio         120%                   10 years
MetLife Balanced
Strategy Portfolio         110%                   10 years

For more information about the MetLife Asset Allocation Program portfolios, please see "Investment Options -
Description of the MetLife Asset Allocation Program" and the prospectus for the MetLife Asset Allocation Program portfolios.

You may elect the GMAB rider when you purchase the contract, up through age 80. This benefit is intended to protect you against poor investment performance during the accumulation phase of your contract. You may not have this benefit and a GMIB or GWB rider in effect at the same time.

BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your account value will at least be equal to a percentage of the purchase payments you made during the first 120 days that you held the contract (the "GMAB Eligibility Period"), less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. The percentage of purchase payments made that determines the guaranteed amount range from 110% to 130%, depending on the MetLife Asset Allocation Program portfolio you selected. This guaranteed amount is the "GUARANTEED ACCUMULATION AMOUNT." The Guaranteed Accumulation Amount is used only to determine the amount of any benefit payable under the GMAB feature and the amount of the annual charge for the GMAB. There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $5 million). Purchase payments made after this maximum Guaranteed Accumulation Amount is reached will not increase the Guaranteed Accumulation Amount above the maximum. However, if you make a withdrawal of account value during the GMAB Eligibility Period that reduces the Guaranteed Accumulation Amount below the maximum, then purchase payments you make AFTER the withdrawal, and during the GMAB Eligibility Period, will increase the Guaranteed Accumulation Amount until it reaches the maximum. Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Accumulation Amount. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Accumulation Amount. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due under the GMAB feature at the Rider Maturity Date.

On your contract's issue date, the Guaranteed Accumulation Amount is equal to a percentage of your initial purchase payment. Subsequent purchase payments made during the GMAB Eligibility Period increase the Guaranteed Accumulation Amount by the percentage amount of the purchase payment (subject to the limit described above) depending on which MetLife Asset Allocation Program portfolio you have selected. When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total account value.

     EXAMPLE:

   Assume your account value is $100,000 and your Guaranteed Accumulation Amount is $120,000, prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the account value. Therefore, after the withdrawal, your account value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).

The Guaranteed Accumulation Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.

At the Rider Maturity Date, after deduction of the annual charge for the GMAB rider, we will compare your contract's account value to its Guaranteed Accumulation Amount. If the account value is less than the Guaranteed Accumulation Amount, we will contribute to your account value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is allocated entirely to the MetLife Asset Allocation Program portfolio you have selected (no portion of the Guaranteed Accumulation Payment is allocated to the EDCA account).

If your account value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your account value. The GMAB rider terminates at the Rider Maturity Date. We will not deduct the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.

If your account value is reduced to zero for any reason other than a full withdrawal of the account value or application of the entire account value to an annuity option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract and the GMAB rider will remain in force. No charge for the GMAB rider will be deducted or accrue while there is insufficient account value to cover the deductions for the charge. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the account value.

Purchase payments made after the 120 day GMAB Eligibility Period may have a significant impact on whether or not a Guaranteed Accumulation Payment is due at the Rider Maturity Date. Even if purchase payments made during the 120 day

GMAB Eligibility Period lose significant value, if the account value, which includes all purchase payments, is equal to or greater than the Guaranteed
         ---
Accumulation Amount, which is a percentage of your purchase payments made during the 120 day period, then no Guaranteed Accumulation Payment is made. Therefore, the GMAB rider may not be appropriate for you if you intend to make additional purchase payments after the GMAB Eligibility Period.

     EXAMPLE:

   Assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000 (110% of your $10,000 purchase payment). Assume that at the Rider Maturity Date, your account value is $0. The Guaranteed Accumulation Payment is $11,000 ($11,000 - $0 = $11,000).

   In contrast, assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000. Also assume that on the day before the Rider Maturity Date your account value is $0. Assume that you decide to make one purchase payment on the day before the Rider Maturity Date of $11,000. At the Rider Maturity Date, assume there has not been any positive or negative investment experience for the one day between your purchase payment and the Rider Maturity Date. Consequently, your account value is $11,000. We would not pay a Guaranteed Accumulation Payment because the account value of $11,000 is equal to the Guaranteed Accumulation Amount of $11,000 ($11,000 - $11,000 = $0).

RIDER TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you cancel the GMAB rider, as described below; (4) the date you apply all of your account value to an annuity option; and (5) the date of death of the owner or joint owner (or annuitant if the owner is a non-natural person), unless the beneficiary is the spouse of the owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply. If the rider is terminated before the Rider Maturity Date, the Guaranteed Accumulation Payment will not be paid.

CANCELLATION. You have a one-time right to cancel this optional benefit to take effect on your fifth contract anniversary. We must receive your request in writing within the 90-day period after your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. Once you have cancelled the GMAB rider, you will no longer be eligible to receive the Guaranteed Accumulation Payment or be bound by the investment requirements and restrictions, and we will no longer deduct the charge for this rider.



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and GMIB, GWB, or GMAB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB, GWB or GMAB rider charge, and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the GMIB, GWB, or GMAB riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2003, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").



10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders or GMAB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include Metropolitan Life Insurance Company (MLIC); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 6.0% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions beginning in year two up to 1.00% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.

SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Sales representatives of our affiliate, MLIC, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MLIC sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MLIC sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MLIC sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MLIC sales managers also have an incentive to favor the sale of proprietary products.

We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MLIC and New England Securities Corporation.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional

Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges, and Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                          1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                              NUMBER OF
                                                                         ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                        UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                         BEGINNING OF         END OF        OUTSTANDING AT
                                                                            PERIOD            PERIOD        END OF PERIOD
                                                                       ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.707674         11.587034        25,239.0282
   01/01/2004                                         to  12/31/2004       11.587034         12.136100        58,343.5221
   01/01/2005                                         to  12/31/2005       12.136100         12.931287        50,743.1841
=============                                        ==== ==========       =========         =========       ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   05/01/2004                                         to  12/31/2004        9.998685         11.955751        30,048.2192
   01/01/2005                                         to  12/31/2005       11.955751         13.241624        47,067.9763
=============                                        ==== ==========       =========         =========       ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.751972         11.739807        44,731.6534
   01/01/2004                                         to  12/31/2004       11.739807         13.924184       120,926.8015
   01/01/2005                                         to  12/31/2005       13.924184         15.654760       120,044.9182
=============                                        ==== ==========       =========         =========       ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        5.505944          6.703844        53,966.8444
   01/01/2004                                         to  12/31/2004        6.703844          7.153997        67,824.9582
   01/01/2005                                         to  12/31/2005        7.153997          7.996630        60,563.4192
=============                                        ==== ==========       =========         =========       ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
   05/01/2003                                         to  12/31/2003        9.728989         12.010450        18,337.6736
   01/01/2004                                         to  12/31/2004       12.010450         13.521569        35,298.9369
   01/01/2005                                         to  12/31/2005       13.521569         14.379967        33,084.8656
=============                                        ==== ==========       =========         =========       ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                         to  12/31/2005       10.246869         10.622029             0.0000
=============                                        ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.697264         16.082371        59,389.9584
  01/01/2004    to  12/31/2004       16.082371         17.118943       153,399.4340
  01/01/2005    to  12/31/2005       17.118943         17.099563       108,011.8991
============   ==== ==========       =========         =========       ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.555426         43.027856        25,162.5535
  01/01/2004    to  12/31/2004       43.027856         47.698291        44,969.3856
  01/01/2005    to  12/31/2005       47.698291         48.535509        35,836.1451
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.334391          9.478581        21,301.4778
  01/01/2004    to  12/31/2004        9.478581         11.152257        93,967.9021
  01/01/2005    to  12/31/2005       11.152257         12.778216        69,529.5311
============   ==== ==========       =========         =========       ============
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.096666         10.012101        23,002.1775
  01/01/2004    to  12/31/2004       10.012101          9.915939        95,427.5523
  01/01/2005    to  04/30/2005        9.915939          9.922437             0.0000
============   ==== ==========       =========         =========       ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998685         12.816450        42,872.2401
  01/01/2005    to  12/31/2005       12.816450         14.289435        36,410.6693
============   ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.545686          7.953701        81,281.4442
  01/01/2004    to  12/31/2004        7.953701          8.328364       229,134.7552
  01/01/2005    to  12/31/2005        8.328364          8.582943       180,808.1990
============   ==== ==========       =========         =========       ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.421980        68,684.7801
  01/01/2004    to  12/31/2004       10.421980         11.180310       242,002.5300
  01/01/2005    to  12/31/2005       11.180310         11.155964       200,398.4176
============   ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.613154         11.664058        81,647.8023
  01/01/2004    to  12/31/2004       11.664058         12.050144       148,116.3393
  01/01/2005    to  12/31/2005       12.050144         12.125947       129,202.7924
============   ==== ==========       =========         =========       ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.425734          7.712200        17,521.8051
  01/01/2004    to  11/19/2004        7.712200          7.908682        39,319.7436
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        3.305316          4.593698        16,772.8725
   01/01/2004                                        to  12/31/2004        4.593698          4.325647        44,453.8458
   01/01/2005                                        to  12/31/2005        4.325647          4.726140        42,277.7051
=============                                       ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        4.758231          6.116168        90,374.3095
   01/01/2004                                        to  12/31/2004        6.116168          7.091623       122,730.4512
   01/01/2005                                        to  12/31/2005        7.091623          8.000247       119,342.5356
=============                                       ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        8.471513         11.465522        39,852.2768
   01/01/2004                                        to  12/31/2004       11.465522         14.273751        85,578.0619
   01/01/2005                                        to  12/31/2005       14.273751         16.222215        70,404.4282
=============                                       ==== ==========       =========         =========       ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   05/01/2004                                        to  12/31/2004        9.998685         11.100137        19,322.7746
   01/01/2005                                        to  12/31/2005       11.100137         12.165185        15,951.7882
=============                                       ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                        to  12/31/2005        9.998685         10.461847         4,670.7859
=============                                       ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                        to  12/31/2005        9.922260         10.013530        60,411.7599
=============                                       ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                        to  12/31/2003        8.556367         10.760288        98,110.0203
   01/01/2004                                        to  12/31/2004       10.760288         11.874740       234,319.5451
   01/01/2005                                        to  12/31/2005       11.874740         12.871367       283,346.6603
=============                                       ==== ==========       =========         =========       ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003       10.939577         13.961360        49,123.4838
   01/01/2004                                        to  12/31/2004       13.961360         15.065379        56,909.9812
   01/01/2005                                        to  12/31/2005       15.065379         16.266263        55,919.1104
=============                                       ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.069248          9.742491        44,685.4307
   01/01/2004                                        to  12/31/2004        9.742491         10.444336       104,165.8246
   01/01/2005                                        to  12/31/2005       10.444336         11.670509        75,442.5652
=============                                       ==== ==========       =========         =========       ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.627802         10.439147        22,077.7731
   01/01/2004                                        to  12/31/2004       10.439147         11.328989       179,459.2609
   01/01/2005                                        to  12/31/2005       11.328989         11.637556       201,138.7532
=============                                       ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                  1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             ACCUMULATION
                                                                                            UNIT VALUE AT
                                                                                             BEGINNING OF
                                                                                                PERIOD
                                                                                           ---------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005       15.474174
=============                                                            ==== ==========       =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004       10.301432
   01/01/2005                                                             to  12/31/2005       10.688161
=============                                                            ==== ==========       =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004       10.101591
   01/01/2005                                                             to  12/31/2005       10.392155
=============                                                            ==== ==========       =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004        9.941718
   01/01/2005                                                             to  12/31/2005       10.108289
=============                                                            ==== ==========       =========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004       10.241480
   01/01/2005                                                             to  12/31/2005       10.603065
=============                                                            ==== ==========       =========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004       10.011662
   01/01/2005                                                             to  12/31/2005       10.228501
=============                                                            ==== ==========       =========



                                                                                              NUMBER OF
                                                                           ACCUMULATION     ACCUMULATION
                                                                          UNIT VALUE AT         UNITS
                                                                              END OF       OUTSTANDING AT
                                                                              PERIOD        END OF PERIOD
                                                                         --------------- ------------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                15.437838              0.0000
=============                                                                =========      ==============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.688161         42,608.3915
   01/01/2005                                                                11.610860         74,245.0961
=============                                                                =========      ==============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.392155        278,497.5871
   01/01/2005                                                                10.956056      1,197,305.0497
=============                                                                =========      ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.108289              0.0000
   01/01/2005                                                                10.393947         13,942.2499
=============                                                                =========      ==============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.603065        374,871.2891
   01/01/2005                                                                11.387414      1,089,311.2083
=============                                                                =========      ==============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.228501         55,131.6375
   01/01/2005                                                                10.651728        771,070.0201
=============                                                                =========      ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                       2.20% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.707674         11.540760         2,244.1199
  01/01/2004    to  12/31/2004       11.540760         12.015117         8,758.1214
  01/01/2005    to  12/31/2005       12.015117         12.726042         7,137.5941
============   ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998192         11.907728         3,389.9705
  01/01/2005    to  12/31/2005       11.907728         13.109814         2,966.6494
============   ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.751972         11.692887         3,302.8635
  01/01/2004    to  12/31/2004       11.692887         13.785392        18,377.9561
  01/01/2005    to  12/31/2005       13.785392         15.406303        21,936.1991
============   ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        5.505944          6.677059         2,859.3808
  01/01/2004    to  12/31/2004        6.677059          7.082674         5,320.5098
  01/01/2005    to  12/31/2005        7.082674          7.869701         5,397.9581
============   ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
  05/01/2003    to  12/31/2003        9.728989         11.962451           792.6674
  01/01/2004    to  12/31/2004       11.962451         13.386766         3,845.7611
  01/01/2005    to  12/31/2005       13.386766         14.151717         3,685.5354
============   ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005    to  12/31/2005       10.245695         10.611559             0.0000
============   ==== ==========       =========         =========        ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.697264         16.018030         4,747.5126
  01/01/2004    to  12/31/2004       16.018030         16.948206        20,566.9689
  01/01/2005    to  12/31/2005       16.948206         16.828031        19,732.9863
============   ==== ==========       =========         =========        ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.555426         42.855921         4,102.2601
  01/01/2004    to  12/31/2004       42.855921         47.222817         6,000.9911
  01/01/2005    to  12/31/2005       47.222817         47.765062         5,630.3728
============   ==== ==========       =========         =========        ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.334391          9.440699           667.0364
  01/01/2004    to  12/31/2004        9.440699         11.041095        12,371.4052
  01/01/2005    to  12/31/2005       11.041095         12.575417        11,260.6380
============   ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                        2.20% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.096666          9.972016         172,905.6525
  01/01/2004    to  12/31/2004        9.972016          9.816994          51,300.2715
  01/01/2005    to  04/30/2005        9.816994          9.804231               0.0000
============   ==== ==========       =========         =========         ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998192         12.764997           6,764.8530
  01/01/2005    to  12/31/2005       12.764997         14.147202           6,002.6777
============   ==== ==========       =========         =========         ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.545686          7.921912           4,056.7336
  01/01/2004    to  12/31/2004        7.921912          8.245328          21,753.2146
  01/01/2005    to  12/31/2005        8.245328          8.446691          18,361.4829
============   ==== ==========       =========         =========         ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.380246           2,882.1778
  01/01/2004    to  12/31/2004       10.380246         11.068762          31,752.8841
  01/01/2005    to  12/31/2005       11.068762         10.978760          35,269.6055
============   ==== ==========       =========         =========         ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.613154         11.617358          23,697.4411
  01/01/2004    to  12/31/2004       11.617358         11.929910          25,207.5843
  01/01/2005    to  12/31/2005       11.929910         11.933334          38,701.1109
============   ==== ==========       =========         =========         ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.425734          7.681378               0.0000
  01/01/2004    to  11/19/2004        7.681378          7.835364             815.3356
============   ==== ==========       =========         =========         ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003    to  12/31/2003        3.305316          4.575366           4,985.2151
  01/01/2004    to  12/31/2004        4.575366          4.282527          12,859.5673
  01/01/2005    to  12/31/2005        4.282527          4.651129           4,318.1605
============   ==== ==========       =========         =========         ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        4.758231          6.091734           4,131.4859
  01/01/2004    to  12/31/2004        6.091734          7.020938           7,533.3613
  01/01/2005    to  12/31/2005        7.020938          7.873283          12,952.8409
============   ==== ==========       =========         =========         ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.471513         11.419748           4,365.4678
  01/01/2004    to  12/31/2004       11.419748         14.131547          14,435.1914
  01/01/2005    to  12/31/2005       14.131547         15.964866          17,291.6455
============   ==== ==========       =========         =========         ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998192         11.055516           4,431.6030
  01/01/2005    to  12/31/2005       11.055516         12.044039           3,530.5913
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          2.20% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                 9.998192       10.419817           0.0000
=============                                                                =========       =========      ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                 9.803573        9.854474      25,608.4544
=============                                                                =========       =========      ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                 8.556367       10.717292      14,353.4996
   01/01/2004                                                                10.717292       11.756369      29,844.9305
   01/01/2005                                                                11.756369       12.667083      34,892.2059
=============                                                                =========       =========      ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                10.939577       13.905578       8,255.8732
   01/01/2004                                                                13.905578       14.915178      17,555.4984
   01/01/2005                                                                14.915178       16.008064      18,288.0930
=============                                                                =========       =========      ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.069248        9.703565       1,769.3008
   01/01/2004                                                                 9.703565       10.340216      10,347.2147
   01/01/2005                                                                10.340216       11.485287      12,955.2841
=============                                                                =========       =========      ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.627802       10.397428       9,261.9682
   01/01/2004                                                                10.397428       11.216052       6,383.1033
   01/01/2005                                                                11.216052       11.452829       6,814.1477
=============                                                                =========       =========      ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                14.528669       14.437002           0.0000
=============                                                                =========       =========      ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.298220       10.677989      22,834.1084
   01/01/2005                                                                10.677989       11.530646      24,729.9341
=============                                                                =========       =========      ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.098439       10.382260      25,014.9627
   01/01/2005                                                                10.382260       10.880346      59,047.8744
=============                                                                =========       =========      ===========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.938614       10.098659      15,532.2799
   01/01/2005                                                                10.098659       10.322104      15,461.3890
=============                                                                =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                   2.20% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                NUMBER OF
                                                           ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                          UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                           BEGINNING OF         END OF        OUTSTANDING AT
                                                              PERIOD            PERIOD        END OF PERIOD
                                                         ---------------   ---------------   ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.238287         10.592973        14,868.4668
   01/01/2005                           to  12/31/2005       10.592973         11.308736        46,122.1088
=============                          ==== ==========       =========         =========        ===========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.008537         10.218758             0.0000
   01/01/2005                           to  12/31/2005       10.218758         10.578112        22,710.3765
=============                          ==== ==========       =========         =========        ===========

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

GOLDMAN SACHS MID-CAP VALUE PORTFOLIO

SUBADVISER: Goldman Sachs Asset Management, L.P.

INVESTMENT OBJECTIVE: The Goldman Sachs Mid-Cap Value Portfolio seeks long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (formerly, Met/AIM Mid Cap Core Equity Portfolio)

SUBADVISER: Lazard Asset Management LLC (formerly,
AIM Capital Management, Inc.)

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and total return.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RCM GLOBAL TECHNOLOGY PORTFOLIO

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Global Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID-CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (formerly, Salomon Brothers U.S. Government Portfolio)

SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB I
You can only elect the GMIB I at the time you purchase the contract and if you are age 75 or less. Once elected, the rider cannot be terminated except as described below. The GMIB I may be exercised after a 10 year waiting period, up through age 85, within 30 days following a contract anniversary.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or


         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the GMIB I payments and charges for the GMIB I rider.

OWNERSHIP. While the GMIB I rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the income base and GMIB I payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

Upon the exercise of the GMIB I, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table; or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

EXERCISING THE GMIB I RIDER. When you elect to receive annuity payments under the GMIB I, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with 10 year period certain.

TERMINATING THE GMIB I RIDER. The GMIB I rider will terminate upon the earliest of:

o The date you elect to receive annuity payments either under the GMIB I rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB I rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB I rider.

When the GMIB I rider terminates, the corresponding GMIB I rider charge terminates.

APPENDIX E
GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

  Determining your guaranteed lifetime income stream
  --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]





    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.

[GRAPHIC APPEARS HERE]





(4) THE GUARANTEED PRINCIPAL OPTION - GMIB PLUS

    Initial purchase payment is $100,000. Assume that no withdrawals are taken.
      Assume that account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.

    The effect of exercising the Guaranteed Principal Option:

    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.

    2) The GMIB Plus rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.

    3) GMIB Plus allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.

[GRAPHIC APPEARS HERE]





    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

(5) THE OPTIONAL RESET - GMIB PLUS

Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Reset. (If you purchased your contract prior to February 27, 2006, you may elect an Optional Reset on any contract anniversary on or after the third contract anniversary and may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.)

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $126,000 on the third anniversary ($120,000 increased by 5% per year, compounded annually). Assume your account value at the third contract anniversary is $130,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $126,000 to $130,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the third contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $136,500 on the fourth anniversary ($130,000 increased by 5% per year, compounded annually). Assume your account value at the fourth contract anniversary is $120,000 due to poor market performance. You may not elect an Optional Reset at this time, because the account value is less than the 5% Annual Increase Amount.

The 5% Annual Increase Amount increases to $165,917 on the eighth anniversary ($136,500 increased by 5% per year, compounded annually for four years). Assume your account value at the eighth contract anniversary is

$180,000 due to good market performance, but you do not elect an Optional
Reset.

Because you did not elect an Optional Reset:

   (1) The 5% Annual Increase Amount remains at $165,917;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 13th contract anniversary (10 years from the date of the last reset);

   (3) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]




(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP -
GMIB PLUS

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets to the higher account value;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the date of the Optional Reset;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.

The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is not permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 85th birthday. Also, please note:

   (1) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);

   (2) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Unless otherwise noted, these examples are for GWB I and Enhanced GWB. Examples J, K and L are for the Lifetime Withdrawal Guarantee.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Guaranteed
Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.



                               [CHART]

              Annual Benefit      Actual           Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------       --------     --------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                                    [CHART]

              Annual Benefit      Actual           Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800

F.   How the Optional Reset Works (may be elected prior to age 86 ) - GWB I

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.

The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                                    [CHART]

               Annual Benefit     Cumulative       Account
                 Payment         Withdrawals        Value
               --------------    -----------      -----------
  1              $ 7,350.00      $  7,350.00      $105,000.00
  2                7,350.00        14,700.00       125,000.00
  3                7,350.00        22,050.00       130,000.00
  4                7,350.00        29,400.00       145,000.00
  5                7,350.00        36,750.00       185,000.00
  6               13,709.50        50,459.50       195,850.00
  7               13,709.50        64,169.00       175,000.00
  8               13,709.50        77,878.50       185,200.00
  9               13,709.50        91,588.00       189,300.00
 10               13,709.50       105,297.50       205,200.00
 11               17,534.16       122,831.70       250,488.00
 12               17,534.16       140,365.80       260,322.00
 13               17,534.16       157,900.00       245,000.00
 14               17,534.16       175,434.10       285,000.00
 15               17,534.16       192,968.30       315,000.00
 16               27,651.12       220,619.40       395,016.00
 17               27,651.12       248,270.50       410,100.00
 18               27,651.12       275,921.70       425,200.00
 19               27,651.12       303,572.80       420,200.00
 20               27,651.12       331,223.90       452,000.00

G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350 (assuming you began withdrawing in your first year).

The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.

The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

               [CHART]

       Annual
      Benefit    Cumulative    Account
      Payment    Withdrawals    Value
      -------    -----------   -------
1       7350         7350      105000
2       7350        14700      125000
3       7350        22050      130000
4      10385        32435      148350
5      10385        42819      185000
6      10385        53204      195000
7      12590        65794      179859
8      12590        78384      210000
9      12590        90974      223000
10     19781       110755      282582
11     19781       130535      270000
12     19781       150316      278000
13         0            0      315000

H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).

Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).

Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.

In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.

                                    [CHART]

     Annual
     Benefit            Account         Benefit
     Payment             Value           Base
     --------         ----------        --------
1     $7,350            $100,000        $105,000
2      7,350              73,000          97,650
3      7,350              52,750          90,300
4      7,350            37,562.5          82,950
5      7,350           26,171.88          75,600
6      7,350           17,628.91          68,250
7      7,350           11,221.68          60,900
8      7,350            6,416.26          53,550
9      7,350           2,812.195          46,200
10     7,350            109.1461          38,850
11     7,350                   0          31,500
12     7,350                   0          24,150
13     7,350                   0          16,800
14     7,350                   0           9,450
15     2,100                   0           2,100
16         0                                   0

J.     Lifetime Withdrawal Guarantee

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that $5,000 is withdrawn each year, beginning before the contract owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the account value is reduced to zero.

If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the account value are reduced to zero.

                                   [CHART]
                                              Remaining
  Annual                                      Guaranteed      Guaranteed
  Benefit      Cumulative      Account        Withdrawal      Withdrawal
  Payment      Withdrawals      Value           Amount         Amount
 ---------    -------------  -----------      ----------     ------------
   $5,000       $  5,000      $100,000       $100,000        $100,000
    5,000         10,000        90,250         95,000         100,000
    5,000         15,000        80,987.5       90,000         100,000
    5,000         20,000        72,188.13      85,000         100,000
    5,000         25,000        63,828.72      80,000         100,000
    5,000         30,000        55,887.28      75,000         100,000
    5,000         35,000        48,342.92      70,000         100,000
    5,000         40,000        41,175.77      65,000         100,000
    5,000         45,000        34,366.98      60,000         100,000
    5,000         50,000        27,898.63      55,000         100,000
    5,000         55,000        21,753.7       50,000         100,000
    5,000         60,000        15,916.02      45,000         100,000
    5,000         65,000        10,370.22      40,000         100,000
    5,000         70,000         5,101.706     35,000         100,000
    5,000         75,000            96.62093   30,000         100,000
    5,000         80,000             0              0         100,000
    5,000         85,000             0              0         100,000
    5,000         90,000             0              0         100,000
    5,000         95,000             0              0         100,000
    5,000        100,000             0              0         100,000


     2.   When Withdrawals Do Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the account value was further reduced to $75,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $75,000 - $10,000 = $65,000. Your Remaining Guaranteed Withdrawal Amount would be reduced to $95,000 - $10,000 = $85,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Remaining Guaranteed Withdrawal Amount would be greater than the resulting account value, there would be an additional reduction to the Remaining Guaranteed Withdrawal Amount. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be set equal to the account value after the withdrawal ($65,000). This new Remaining Guaranteed Withdrawal Amount of $65,000 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would also be reduced to $65,000. The Annual Benefit Payment would be set equal to 5% x $65,000 = $3,250.

K.   Lifetime Withdrawal Guarantee - 5% Compounding Income Amount

Assume that a contract had an initial purchase payment of $100,000. The initial Remaining Guaranteed Withdrawal Amount would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000 ($100,000 x 5%).

The Total Guaranteed Withdrawal Amount will increase by 5% of the previous year's Total Guaranteed Withdrawal Amount until the earlier of the first withdrawal or the 10th contract anniversary. The Annual Benefit Payment will be recalculated as 5% of the new Total Guaranteed Withdrawal Amount.

If the first withdrawal is taken in the first contract year, then there would be no increase: the Total Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment will remain at $5,000 ($100,000 x 5%).

If the first withdrawal is taken in the second contract year, then the Total Guaranteed Withdrawal Amount would increase to $105,000 ($100,000 x 105%), and the Annual Benefit Payment would increase to $5,250 ($105,000 x 5%).

If the first withdrawal is taken in the third contract year, then the Total Guaranteed Withdrawal Amount would increase to $110,250 ($105,000 x 105%), and the Annual Benefit Payment would increase to $5,513 ($110,250 x 5%).

If the first withdrawal is taken after the 10th contract year, then the Total Guaranteed Withdrawal Amount would increase to $162,890 (the initial $100,000, increased by 5% per year, compounded annually for 10 years), and the Annual Benefit Payment would increase to $8,144 ($162,890 x 5%).

                                    [CHART]

                         Year                  Annual
                       of First                Benefit
                      Withdrawal               Payment
                     ------------            ------------
                          1                    $5,000
                          2                     5,250
                          3                     5,513
                          4                     5,788
                          5                     6,078
                          6                     6,381
                          7                     6,700
                          8                     7,036
                          9                     7,387
                         10                     7,757
                         11                     8,144


L. Lifetime Withdrawal Guarantee - Automatic Annual Step-Ups and 5% Compounding Income Amount (No Withdrawals)

Assume that a contract had an initial purchase payment of $100,000. Assume that no withdrawals are taken.

At the first contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $105,000 ($100,000 increased by 5%, compounded annually). Assume the account value has increased to $110,000 at the first contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $105,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $115,500 ($110,000 increased by 5%, compounded annually). Assume the account value has increased to $120,000 at the second contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $115,500 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

Provided that no withdrawals are taken, each year the Total Guaranteed Withdrawal Amount would increase by 5%, compounded annually, from the second contract anniversary through the ninth contract anniversary, and at that point would be equal to $168,852. Assume that during these contract years the account value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. Assume the account value at the ninth contract anniversary has increased to $180,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $168,852 to $180,000 and reset the Annual Benefit Payment to $9,000 ($180,000 x 5%).

At the 10th contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $189,000 ($180,000 increased by 5%, compounded annually). Assume the account value is less than $189,000. There is no Automatic Annual Step-Up since the account value is below the Total Guaranteed Withdrawal Amount; however, due to the 5% increase in the Total Guaranteed Withdrawal Amount, the Annual Benefit Payment is increased to $9,450 ($189,000 x 5%).

[GRAPHIC APPEARS HERE]

                                                   THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                             METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                CLASS L - 4 YEAR


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 32 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 31 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


MET INVESTORS SERIES TRUST (CLASS B):
     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 60 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency
o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  14
     Purchase Payments .................................  14
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  15
     Accumulation Units ................................  15
     Account Value .....................................  16
     Replacement of Contracts ..........................  16
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  20
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the MetLife Asset Allocation
       Program .........................................  22
     Voting Rights .....................................  23
     Substitution of Investment Options ................  23
4. EXPENSES ............................................  23
     Product Charges ...................................  23
     Account Fee .......................................  24
     Guaranteed Minimum Income
       Benefit - Rider Charge ..........................  24
     Guaranteed Withdrawal Benefit - Rider Charge ......  24
     Guaranteed Minimum Accumulation
       Benefit - Rider Charge ..........................  25
     Withdrawal Charge .................................  25
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  26
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  27
     Annuity Date ......................................  27
     Annuity Payments ..................................  27
     Annuity Options ...................................  28
     Guaranteed Minimum Income Benefit .................  29
     Description of GMIB II ............................  29
     Description of GMIB Plus ..........................  31
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  33


6. ACCESS TO YOUR MONEY ................................  33
     Systematic Withdrawal Program .....................  34
     Suspension of Payments or Transfers ...............  34
7. LIVING BENEFITS .....................................  34
     Guaranteed Withdrawal Benefit .....................  34
     Guaranteed Minimum Accumulation Benefit ...........  44
8. PERFORMANCE .........................................  46
9. DEATH BENEFIT .......................................  47
     Upon Your Death ...................................  47
     Standard Death Benefit - Principal Protection .....  47
     Optional Death Benefit - Annual Step-Up ...........  47
     Optional Death Benefit - Compounded-Plus ..........  48
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  48
     General Death Benefit Provisions ..................  49
     Spousal Continuation ..............................  50
     Death of the Annuitant ............................  50
     Controlled Payout .................................  50
10. FEDERAL INCOME TAX STATUS ..........................  50
     Taxation of Non-Qualified Contracts ...............  50
     Taxation of Qualified Contracts ...................  52
     Foreign Tax Credits ...............................  55
     Possible Tax Law Changes ..........................  55
11. OTHER INFORMATION ..................................  55
     MetLife Investors .................................  55
     The Separate Account ..............................  56
     Distributor .......................................  56
     Selling Firms .....................................  57
     Requests and Elections ............................  58
     Ownership .........................................  59
     Legal Proceedings .................................  60
     Financial Statements ..............................  60
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  60
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Guaranteed Minimum Income Benefit Examples ........ D-1
APPENDIX E ............................................. E-1
     Guaranteed Withdrawal Benefit Examples ............ E-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................16
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment..............................................36 and 41
Annuitant..................................................................59
Annuity Date...............................................................27
Annuity Options............................................................28
Annuity Payments...........................................................27
Annuity Units..............................................................28
Beneficiary................................................................59
Benefit Base...............................................................36
Business Day...............................................................15
Fixed Account..............................................................13
Guaranteed Accumulation Amount.............................................44
Guaranteed Principal Adjustment............................................42
Guaranteed Principal Option................................................31
Guaranteed Withdrawal Amount...............................................37
GWB Withdrawal Rate........................................................36
Income Base................................................................30
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................59
Owner......................................................................59
Purchase Payment...........................................................14
Remaining Guaranteed Withdrawal Amount.....................................40
Separate Account...........................................................56
Total Guaranteed Withdrawal Amount.........................................40

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 6
               3                                 5
         4 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.35%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.60%
Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)

Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    2.20%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


GUARANTEED MINIMUM INCOME BENEFIT (GMIB
PLUS AND GMIB II) RIDER CHARGES
GMIB Plus                                       0.75% of the Income Base (Note 1)
GMIB Plus Upon Optional                         1.50% of the Income Base (Note 1)
Reset (maximum)
GMIB II                                         0.50% of the Income Base (Note 1)


GUARANTEED WITHDRAWAL BENEFIT, ENHANCED
GUARANTEED WITHDRAWAL BENEFIT AND LIFETIME
WITHDRAWAL GUARANTEE RIDER CHARGE
Guaranteed Withdrawal Benefit and Enhanced               0.50% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Prior to Optional Reset
Guaranteed Withdrawal Benefit and Enhanced               0.95% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Upon Optional Reset (maximum)
Lifetime Withdrawal Guarantee (Single Life               0.50% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Single Life               0.95% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
Lifetime Withdrawal Guarantee (Joint Life                0.70% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Joint Life                1.40% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
GUARANTEED MINIMUM ACCUMULATION BENEFIT                  0.75% of the Guaranteed Accumulation Amount
RIDER CHARGE                                             (Note 4)

--------------------------------------------------------------------------------
Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.


Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

Note 3. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount.

Note 4. See "Living Benefits - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.

*Certain fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


                                                                           Minimum           Maximum
                                                                           ----              ----
Total Annual Portfolio Expenses                                            0.54%             4.54%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                     TOTAL
                                                                                                    ANNUAL
                                                       MANAGEMENT   12B-1/SERVICE      OTHER       PORTFOLIO
                                                          FEES           FEES       EXPENSES(1)    EXPENSES
                                                      ------------ --------------- ------------- ------------
MET INVESTORS SERIES TRUST
 Met/AIM Small Cap Growth Portfolio(1)                   0.90%        0.25%           0.11%        1.26%
 Goldman Sachs Mid-Cap Value Portfolio                   0.73%        0.25%           0.05%        1.03%
 Harris Oakmark International Portfolio                  0.82%        0.25%           0.13%        1.20%
 Lazard Mid-Cap Portfolio(2)                             0.70%        0.25%           0.09%        1.04%
 Legg Mason Aggressive Growth Portfolio                  0.67%        0.25%           0.05%        0.97%
 Legg Mason Value Equity Portfolio(3)(4)                 0.70%        0.25%           3.59%        4.54%
 Loomis Sayles Global Markets Portfolio(5)               0.70%        0.25%           0.20%        1.15%
 Lord Abbett Bond Debenture Portfolio                    0.51%        0.25%           0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(6)              0.50%        0.25%           0.04%        0.79%
 MFS (Reg. TM) Emerging Markets Equity Portfolio(5)      1.05%        0.25%           0.25%        1.55%
 MFS (Reg. TM) Research International Portfolio(1)       0.74%        0.25%           0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                  0.67%        0.25%           0.03%        0.95%
 Oppenheimer Capital Appreciation                        0.59%        0.25%           0.10%        0.94%
 Portfolio(1)
 PIMCO Inflation Protected Bond Portfolio                0.50%        0.25%           0.05%        0.80%
 PIMCO Total Return Portfolio(1)                         0.50%        0.25%           0.07%        0.82%
 RCM Global Technology Portfolio(1)(7)                   0.92%        0.25%           0.27%        1.44%
 T. Rowe Price Mid-Cap Growth Portfolio                  0.75%        0.25%           0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                  0.75%        0.25%           0.05%        1.05%
 Turner Mid-Cap Growth Portfolio                         0.80%        0.25%           0.11%        1.16%
 Van Kampen Comstock Portfolio(3)                        0.63%        0.25%           0.05%        0.93%
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(4)                     0.35%        0.25%           0.07%        0.67%
 Davis Venture Value Portfolio                           0.72%        0.15%           0.04%        0.91%
 Harris Oakmark Focused Value Portfolio                  0.73%        0.25%           0.04%        1.02%
 Jennison Growth Portfolio                               0.64%        0.25%           0.05%        0.94%
 MetLife Stock Index Portfolio(4)                        0.25%        0.25%           0.04%        0.54%
 Western Asset Management U.S. Government                0.54%        0.25%           0.07%        0.86%
 Portfolio

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                                          ANNUAL       EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                FEES           FEES       EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                            ------------ --------------- ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(8)      0.10%        0.25%           0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(8)       0.09%        0.25%           0.01%         0.35%        1.01%
 MetLife Balanced Strategy Portfolio(8)       0.06%        0.25%           0.01%         0.32%        1.02%
 MetLife Growth Strategy Portfolio(8)         0.07%        0.25%           0.01%         0.33%        1.08%
 MetLife Aggressive Strategy Portfolio(8)     0.10%        0.25%           0.02%         0.37%        1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; 0.01% for the PIMCO Total Return Portfolio; and 0.14% for the RCM Global Technology Portfolio.

(2) The management fee has been restated to reflect a new fee schedule that became effective on December 19, 2005.

(3) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(4) The net total annual portfolio expenses were: 1.05% for Legg Mason Value Equity Portfolio; 0.66% for BlackRock Money Market Portfolio; and 0.53% for MetLife Stock Index Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.

(7) Due to brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005.

(8) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit, the Additional Death Benefit - Earnings Preservation Benefit and the Guaranteed Minimum Income Benefit Plus rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,528          (a)$2,978          (a)$3,990          (a)$7,629
       (b)$1,137          (b)$1,880          (b)$2,283          (b)$4,823

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$828          (a)$2,438          (a)$3,990          (a)$7,629
   (b)$437          (b)$1,340          (b)$2,283          (b)$4,823


CHART 2. Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, a Guaranteed Withdrawal Benefit rider, or the Guaranteed Minimum Accumulation Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,313          (a)$2,355          (a)$2,987          (a)$5,787
         (b)$920          (b)$1,218          (b)$1,161          (b)$2,490

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$613          (a)$1,815          (a)$2,987          (a)$5,787
   (b)$220            (b)$678          (b)$1,161          (b)$2,490

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, prior to its termination, the Guaranteed Minimum Accumulation Benefit rider guarantees that, after a 10-year waiting period, your account value will not be less than a percentage of your purchase payment, less reductions for any withdrawals (see "Living Benefits -
Guaranteed Minimum Accumulation Benefit"). Furthermore, prior to its termination, the Guaranteed Principal Option of the Guaranteed Minimum Income Benefit Plus rider offers the option, after a 10-year waiting period, to increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit"), and, prior to its termination, the Lifetime Withdrawal Guarantee rider offers the option, after a 15-year waiting period, to cancel the rider and increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Living Benefits - Guaranteed Withdrawal Benefit").

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). You should discuss this with your registered representative.


PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o  The minimum initial purchase payment we will accept is $10,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

If you choose the Guaranteed Minimum Income Benefit Plus rider, we will require you to allocate your purchase payments and account value among the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Lifetime Withdrawal Guarantee rider, we will require you to allocate your purchase payments and account value among the fixed account, the BlackRock

Money Market Portfolio, and/or the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Guaranteed Minimum Accumulation Benefit rider, we will require you to allocate all of your purchase payments and account value to one of the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio are not available for this purpose.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.")

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 31 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.


MET INVESTORS SERIES TRUST (CLASS B)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B portfolios are available under the contract:

     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

o If you have elected to add the GMIB Plus rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Annuity Payments (The Income Phase) - Description of GMIB Plus - Allocation Limitations."

o If you have elected to add the Lifetime Withdrawal Guarantee rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Living Benefits - Guaranteed Withdrawal Benefit - Description of the Lifetime Withdrawal Guarantee - Investment Allocation Restrictions."

o If you have elected to add the Guaranteed Minimum Accumulation Benefit rider to your contract, you may not transfer out of the MetLife Asset Allocation Program portfolio you chose at issue until the rider terminates. Please refer to the section "Living Benefits-Guaranteed Minimum Accumulation Benefit."

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Met/AIM Small Cap Growth, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, MFS (Reg. TM) Emerging Markets Equity, MFS (Reg. TM) Research International, and Third Avenue Small Cap Value Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Plus rider or the GMAB rider.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. This program is not available if you have selected the GMAB rider.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Legg Mason Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Legg Mason Aggressive Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series

Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.35% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

GUARANTEED MINIMUM INCOME
BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Income Benefit ("GMIB") that you can select when you purchase the contract. Two different versions of the GMIB are currently available under this contract: GMIB II and GMIB Plus. If you select the GMIB Plus rider, we will assess a charge during the accumulation phase equal to 0.75% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. If you elect an Optional Reset of the GMIB Plus rider on any contract anniversary as permitted, we may increase the GMIB Plus rider charge to the charge applicable to contract purchases at the time of the reset, but no more than a maximum of 1.50% of the income base. If you select the GMIB II rider, the charge is 0.50% of the income base at the time the charge is assessed.

For contracts issued from November 22, 2004 and prior to May 1, 2005 for which the GMIB II was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.") For contracts issued on and after May 1, 2005, the rider charge will not be reduced if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit.


The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are three different versions of the GWB under this contract: GWB I, Enhanced GWB, and Lifetime Withdrawal Guarantee. We currently only offer the Enhanced GWB and Lifetime Withdrawal Guarantee riders. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. For contracts issued from November 7, 2005 to June 9, 2006, we only offered the Enhanced GWB rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary. The charge for the Lifetime Withdrawal Guarantee rider is equal to 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount (see "Living Benefits -
Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) on the applicable contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change. If the Enhanced GWB or Lifetime Withdrawal Guarantee rider is cancelled following an eligible contract anniversary pursuant to the cancellation provisions of each rider, a pro rata portion of the rider charge will not be assessed based on the period from the contract anniversary to the date the cancellation takes effect.

If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount. If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee, we may increase the rider charge to the Lifetime Withdrawal Guarantee charge applicable to current contract purchases at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount.

If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero. If the Lifetime Withdrawal Guarantee rider is in effect, the rider charge will continue if your Remaining Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) equals zero.

GUARANTEED MINIMUM ACCUMULATION
BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Accumulation Benefit ("GMAB") rider that you can select when you purchase the contract. If you elect the GMAB, a charge is deducted from your account value on each contract anniversary. The charge is equal to 0.75% of the GMAB Guaranteed Accumulation Amount (see "Living Benefits-Guaranteed Minimum Accumulation Benefit") at the end of the prior contract year. The GMAB rider charge is deducted from your account value pro rata from your contract's MetLife Asset Allocation Program portfolio and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value or you apply your account value to an annuity option, we will assess a pro rata portion of the GMAB rider charge based on the number of whole months since the last contract anniversary.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             6
  3                                             5
  4 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB or GWB payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital

Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0.50% to 2.35%. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

GUARANTEED MINIMUM INCOME BENEFIT

At the time you buy the contract, you may elect a Guaranteed Minimum Income Benefit ("GMIB"). Currently, we offer two different versions of the GMIB: version II, which is known as GMIB II, and version III, which is known as GMIB Plus. GMIB II and GMIB Plus are described below. You may not have this benefit and a GWB or GMAB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB II or GMIB Plus produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

The Guaranteed Principal Option of GMIB Plus does guarantee a minimum account value after a 10-year waiting period that is available for cash withdrawals. If you elect the Guaranteed Principal Option after the waiting period, this guarantee applies in lieu of receiving GMIB payments.

(See Appendix D for examples of the GMIB rider.)

DESCRIPTION OF GMIB II

The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.

EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the GMIB II rider.

If you exercise the GMIB II, your annuity payments will be the greater of:

o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or

o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.

TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:

    a) The 30th day following the contract anniversary on or following your 85th birthday;

    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;

    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.

DESCRIPTION OF GMIB PLUS

The GMIB Plus is identical to the GMIB II, described above, with the following differences: (1) you may exercise a "GUARANTEED PRINCIPAL OPTION," in which case you receive an additional amount to be added to the account value in lieu of taking GMIB payments; (2) you may be permitted to periodically reset the Annual Increase Amount; (3) you are limited to allocating your account value to certain investment choices and you may not participate in the Standard Dollar Cost Averaging (DCA) program; (4) the termination provisions are expanded; and
(5) the additional charge for the GMIB Plus is 0.75% (rather than 0.50% for the GMIB II) of the income base (with a maximum charge of 1.50% of the income base applicable upon exercise of the Optional Reset feature). A description of these features follows.

GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 86th birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option)) and

(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio and EDCA account in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios.

The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is elected, the GMIB Plus rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue.

OPTIONAL RESET. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. Such a reset may be beneficial if your account value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount. However, resetting the Annual Increase Amount will increase your waiting period for exercising the GMIB Plus by restarting the waiting period, and the GMIB Plus rider charge will be reset to the fee we charge new contract purchasers for GMIB Plus at that time. An Optional Reset is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.

o  If you purchased your contract on or after February 27, 2006, you may elect
   ------------------------------------------------------------
     either (1) a one-time Optional Reset at any contract anniversary provided the above requirements are met, or (2) Optional Resets to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each automatic step-up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Up, no Optional Reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.

o  If you purchased your contract before February 27, 2006, you may elect an
   -------------------------------------------------------
     Optional Reset on any contract anniversary on or after the third contract anniversary and at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.

We must receive your request to elect the Optional Reset in writing at our Annuity Service Center, or by any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Reset to occur on that contract anniversary. We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus rider and will allow Optional Resets to those purchasers even if this benefit is no longer offered for this class of contract.

The Optional Reset will:

(1) reset the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Reset election;

(2) reset the GMIB Plus waiting period to the tenth contract anniversary following the date the Optional Reset took effect; and

(3) reset the GMIB Plus rider charge to the then current level we charge for the GMIB Plus rider at the time of the reset, up to the Maximum Optional Reset Fee Rate (not to exceed 1.50%).

On the date of the reset, the account value on that day will be treated as a single purchase payment received on the date of the reset for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the reset.

ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II, you are limited to allocating your purchase payments and account value among the following investment portfolios:

(1) the MetLife Defensive Strategy Portfolio,

(2) the MetLife Moderate Strategy Portfolio,

(3) the MetLife Balanced Strategy Portfolio, or

(4) the MetLife Growth Strategy Portfolio

You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

TERMINATION PROVISIONS. GMIB Plus will terminate upon the effective date of the Guaranteed Principal Option in addition to the other termination provisions described above under "Terminating the GMIB II Rider." Also, for GMIB Plus only the following replaces termination provision e) above:

o a change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the contract, unless we agree otherwise.

GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.


Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata GMIB, GWB or GMAB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are three versions of the GWB under this contract:

o  Guaranteed Withdrawal Benefit I ("GWB I")

o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")

o  Lifetime Withdrawal Guarantee

CURRENTLY WE ONLY OFFER THE ENHANCED GWB AND LIFETIME WITHDRAWAL GUARANTEE RIDERS. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. FOR CONTRACTS ISSUED FROM NOVEMBER 7, 2005 TO JUNE 9, 2006, WE ONLY OFFERED THE ENHANCED GWB RIDER. If you purchase the GWB, you must elect one version at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB or GMAB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.

Each version of the GWB rider guarantees that the entire amount of purchase payments you make will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you. Moreover, if you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees income for your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned. (See "Description of Lifetime Withdrawal Guarantee" below.)

THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) under the GWB I and Enhanced GWB riders, and the Remaining Guaranteed Withdrawal Amount (as described below) under the Lifetime Withdrawal Guarantee rider, cannot be taken as a lump sum. (However, if you cancel the Lifetime Withdrawal Guarantee rider after a waiting period of at least fifteen years, the Guaranteed Principal Adjustment will increase your account value to the purchase payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. See "Description of Lifetime Withdrawal Guarantee - Cancellation and Guaranteed Principal Adjustment" below.) Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE). THIS REDUCTION MAY BE SIGNIFICANT AND MEANS THAT RETURN OF YOUR PREMIUM PAYMENTS MAY BE LOST. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE) UNTIL TERMINATION OF THE CONTRACT.

o IF THE GWB I OR ENHANCED GWB RIDER IS IN EFFECT, THE GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS.

o IF THE LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, THE TOTAL GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS THAT DO NOT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR. WITHDRAWALS THAT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR WILL DECREASE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT.

IF THE GWB I OR LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR BENEFIT BASE (FOR GWB I), AS DESCRIBED BELOW, OR REMAINING GUARANTEED WITHDRAWAL AMOUNT (FOR LIFETIME WITHDRAWAL GUARANTEE), AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED

GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.

The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base (Remaining Guaranteed Withdrawal Amount under the Lifetime Withdrawal Guarantee) at the time of the withdrawal, if the Benefit Base (or Remaining Guaranteed Withdrawal Amount) is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.

DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I

BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);

o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);

o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option (currently, you may not apply amounts less than your entire account value to an annuity option); and

o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.

ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit

Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.

OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an Optional Reset election if we no longer offer this benefit. The reset will:

o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);

o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and

o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.

An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).

We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first four years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal

Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:

(1)    process your request for a total withdrawal of your account value;

(2)    process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;

(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or

(6)    process the termination of your contract.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT

We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.

GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.

CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE

The Lifetime Withdrawal Guarantee rider is an optional rider that may be elected instead of the Enhanced GWB rider. You should carefully consider which version of the GWB may be best for you. Here are some of the differences between the Lifetime Withdrawal Guarantee rider and the GWB I and Enhanced GWB riders:

o Guaranteed Payments for Life. So long as you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees that we will make payments to you over your lifetime (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned.

o Automatic Annual Step-Ups. In contrast to the GWB I rider, which offers an optional reset beginning with the 5th contract anniversary prior to the owner's 86th birthday, and the Enhanced GWB rider, which offers an optional reset beginning with the 3rd contract anniversary prior to the owner's 86th birthday, the Lifetime Withdrawal Guarantee provides automatic resets on each contract anniversary prior to the owner's 86th birthday (and offers the owner the ability to opt out of the resets).

o Withdrawal Rates. The Lifetime Withdrawal Guarantee rider uses a 5% Withdrawal Rate to determine the Annual Benefit Payment. The GWB I and Enhanced

     GWB riders use a 7% Withdrawal Rate to determine the Annual Benefit
     Payment.

o Cancellation. The Lifetime Withdrawal Guarantee rider also provides the ability to cancel the rider every five contract years for the first 15 contract years and annually thereafter. The Enhanced GWB rider offers only one opportunity to cancel the rider (on the fifth contract anniversary), and the GWB I rider does not offer the ability to cancel the rider.

o Investment Allocation Restrictions. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and certain investment portfolios (as described below).

o The Lifetime Withdrawal Guarantee rider also offers favorable treatment of required minimum distribution withdrawals when compared to the GWB I rider.

In considering whether to purchase the Lifetime Withdrawal Guarantee rider, you must consider your desire for protection and the cost of the rider with the possibility that had you not purchased the rider, your account value may be higher. In considering the benefit of the lifetime withdrawals, you should consider the impact of inflation. Even relatively low levels of inflation may have a significant effect on purchasing power. The Automatic Annual Step-Up, as described below, may provide protection against inflation, if and when there are strong investment returns. As with any GWB rider, the Lifetime Withdrawal Guarantee rider, however, does not assure that you will receive strong, let alone any, return on your investments.

TOTAL GUARANTEED WITHDRAWAL AMOUNT. The TOTAL GUARANTEED WITHDRAWAL AMOUNT is the minimum amount that you are guaranteed to receive over time while the Lifetime Withdrawal Guarantee rider is in effect. We assess the Lifetime Withdrawal Guarantee rider charge as a percentage of the Total Guaranteed Withdrawal Amount. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. The Total Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments. Withdrawals that do not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below) do not reduce the Total Guaranteed Withdrawal Amount. If, however, a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be reduced by an amount equal to the difference between the Total Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Total Guaranteed Withdrawal Amount before the withdrawal).

5% COMPOUNDING INCOME AMOUNT. On each contract anniversary until the earlier of: (a) the date of the first withdrawal from the contract or (b) the tenth contract anniversary, the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount are increased by an amount equal to 5% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $5,000,000). The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount may also be increased by the Automatic Annual Step-Up, if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount guaranteed to be received over time. The Remaining Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments, and decreased by the amount of each withdrawal (including any applicable withdrawal charges) regardless of whether or not the withdrawal exceeds the Annual Benefit Payment. The Remaining Guaranteed Withdrawal Amount is also increased by the 5% Compounding Income Amount, as described above. If a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Remaining Guaranteed Withdrawal Amount will also be reduced by an additional amount equal to the difference between the Remaining Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Remaining Guaranteed Withdrawal Amount).

o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero.

o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero.

You should carefully consider when to begin taking withdrawals if you have elected the Lifetime Withdrawal Guarantee. If you begin taking withdrawals too soon, you may limit the value of the Lifetime Withdrawal Guarantee. For example, your Total Guaranteed Withdrawal Amount is no longer increased by the 5% Compounding Income Amount once you make your first withdrawal. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the Lifetime Withdrawal Guarantee rider. This may provide higher income amounts and/or different tax treatment than the payments received under the Lifetime Withdrawal Guarantee rider.

ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the Total Guaranteed Withdrawal Amount immediately prior to the first withdrawal multiplied by the 5% Withdrawal Rate. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the 5% Compounding Income Amount, the Automatic Annual Step-Up, or withdrawals greater than the Annual Benefit Payment), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate.

It is important that you carefully manage your annual withdrawals. To ensure that you retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal charge does apply, the charge is not included in the amount withdrawn for the purpose of calculating whether annual withdrawals during a contract year exceed the Annual Benefit Payment. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be recalculated and the Annual Benefit Payment will be reduced to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate. These reductions in the Total Guaranteed Withdrawal Amount and Annual Benefit Payment may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your account value to decline to zero.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 3% in one year and then withdraw 7% the next year without exceeding your Annual Benefit Payment in the second year.

AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the account value exceeds the Total Guaranteed Withdrawal Amount immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).

The Automatic Annual Step-Up will:

o reset the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the account value on the date of the Step-Up, up to a maximum of $5,000,000;

o reset the Annual Benefit Payment equal to 5% of the Total Guaranteed Withdrawal Amount after the Step-Up; and

o reset the Lifetime Withdrawal Guarantee rider charge to the charge applicable to contract purchases at the time of the Step-Up, up to a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version).

In the event that the charge applicable to contract purchases at the time of the Step-Up is higher than your current Lifetime Withdrawal Guarantee rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service

Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.

Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make purchase payments that would cause your account value to approach $5,000,0000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,0000.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

(1)    MetLife Defensive Strategy Portfolio

(2)    MetLife Moderate Strategy Portfolio

(3)    MetLife Balanced Strategy Portfolio

(4)    MetLife Growth Strategy Portfolio

(5)    BlackRock Money Market Portfolio

You may also elect to participate in the EDCA program, provided that your destination investment portfolios are one or more of the above listed investment portfolios you have chosen.

JOINT LIFE VERSION. A Joint Life version of the Lifetime Withdrawal Guarantee rider is available for a charge of 0.70% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.40%). Like the Single Life version of the Lifetime Withdrawal Guarantee rider, the Joint Life version must be elected at the time you purchase the contract, and the owner (or oldest joint owner) must be age 85 or younger. Under the Joint Life version, when the owner of the contract dies (or when the first joint owner dies), the Lifetime Withdrawal Guarantee rider will automatically remain in effect only if the spouse is the primary beneficiary and elects to continue the contract under the spousal continuation provisions. (See "Death Benefit - Spousal Continuation.") If the spouse is younger than age 59 1/2 when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age
59 1/2 or older when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the Lifetime Withdrawal Guarantee rider on the contract anniversary every five contract years for the first 15 contract years and annually thereafter. We must receive your cancellation request within 30 days following the eligible contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the Lifetime Withdrawal Guarantee rider will terminate, we will no longer deduct the Lifetime Withdrawal Guarantee rider charge, and the investment allocation restrictions described above will no longer apply. The variable annuity contract, however, will continue.

If you cancel the Lifetime Withdrawal Guarantee rider on the fifteenth contract anniversary or any eligible contract anniversary thereafter, we will add a GUARANTEED PRINCIPAL ADJUSTMENT to your account value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:

(a) is purchase payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in account value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and

(b)    is the account value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. The Guaranteed Principal Adjustment will never be less than zero.

Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due. Therefore, the Lifetime Withdrawal Guarantee may not be appropriate for you if you intend to make additional purchase payments after the 120 day period and are purchasing the Lifetime Withdrawal Guarantee for its Guaranteed Principal Adjustment feature.

TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE RIDER. The Lifetime Withdrawal Guarantee rider will terminate upon the earliest of:

(1) the date of a full withdrawal of the account value (a pro rata portion of the rider charge will be assessed);

(2) the date all of the account value is applied to an annuity option (a pro rata portion of the rider charge will be assessed);

(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the account value;

(4) death of the owner or joint owner (or the annuitant if the owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;

(5) change of the owner or joint owner for any reason (a pro rata portion of the rider charge will be assessed), subject to our administrative procedures;

(6)    the effective date of the cancellation of the rider; or

(7) termination of the contract to which the rider is attached (a pro rata portion of the rider charge will be assessed, except for a termination due to death).

Once the rider is terminated, the Lifetime Withdrawal Guarantee rider charge will no longer be deducted and the Lifetime Withdrawal Guarantee investment allocation restrictions will no longer apply.

ADDITIONAL INFORMATION. The Lifetime Withdrawal Guarantee rider may affect the death benefit available under your contract. If the owner or joint owner should die while the Lifetime Withdrawal Guarantee rider is in effect, an additional death benefit amount will be calculated under the Lifetime Withdrawal Guarantee rider that can be taken in a lump sum. The Lifetime Withdrawal Guarantee death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals. If this death benefit amount is greater than the death benefit provided by your contract, and if withdrawals in each contract year did not exceed the Annual Benefit Payment, then this death benefit amount will be paid instead of the death benefit provided by the contract. All other provisions of your contract's death benefit will apply.

Alternatively, the beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. This death benefit will be paid instead of the applicable contractual death benefit (the standard death benefit, the additional death benefit amount calculated under the Lifetime Withdrawal Guarantee as described above, or the Annual Step-Up death benefit, Compounded-Plus death benefit, or Earnings Preservation Benefit, if those benefits had been purchased by the owner(s)). Otherwise, the provisions of those contractual death benefits will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and nonqualified contracts subject to
Section 72(s)). If you terminate the Lifetime Withdrawal Guarantee rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the Lifetime Withdrawal Guarantee rider charge; or
(3) the contract owner dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract, you may not make additional purchase payments under the contract.

(See Appendix E for examples of the GWB.)

GUARANTEED MINIMUM ACCUMULATION BENEFIT

You may elect the Guaranteed Minimum Accumulation Benefit ("GMAB") as an optional rider to your contract. The GMAB guarantees that your account value will not be less than a minimum amount at the end of a specified number of years (the "Rider Maturity Date"). If your account value is less than the minimum guaranteed amount at the Rider Maturity Date, we will apply an additional amount to increase your account value so that it is equal to the guaranteed amount.

If you elect the GMAB rider, we require you to allocate your purchase payments and all of your account value to one of the MetLife Asset Allocation Program
                                 ---
portfolios available in your contract (the MetLife Aggressive Strategy and the MetLife Growth Strategy Portfolios are not available for this purpose). You may also allocate purchase payments to the EDCA program, provided that your destination portfolio is the available MetLife Asset Allocation Program portfolio that you have chosen. No transfers are permitted while this rider is in effect. The MetLife Asset Allocation Program portfolio you choose will determine the percentage of purchase payments that equals the guaranteed amount. The MetLife Asset Allocation Program portfolios available if you choose the GMAB rider, the percentage of purchase payments that determines the guaranteed amount, and the number of years to the Rider Maturity Date for each, are:


                              Guaranteed
                                Amount               Years to
                            (% of Purchase             Rider
Portfolio                      Payments)           Maturity Date
--------------------       ----------------       --------------
MetLife Defensive
Strategy Portfolio         130%                   10 years
MetLife Moderate
Strategy Portfolio         120%                   10 years
MetLife Balanced
Strategy Portfolio         110%                   10 years

For more information about the MetLife Asset Allocation Program portfolios, please see "Investment Options -
Description of the MetLife Asset Allocation Program" and the prospectus for the MetLife Asset Allocation Program portfolios.

You may elect the GMAB rider when you purchase the contract, up through age 80. This benefit is intended to protect you against poor investment performance during the accumulation phase of your contract. You may not have this benefit and a GMIB or GWB rider in effect at the same time.

BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your account value will at least be equal to a percentage of the purchase payments you made during the first 120 days that you held the contract (the "GMAB Eligibility Period"), less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. The percentage of purchase payments made that determines the guaranteed amount range from 110% to 130%, depending on the MetLife Asset Allocation Program portfolio you selected. This guaranteed amount is the "GUARANTEED ACCUMULATION AMOUNT." The Guaranteed Accumulation Amount is used only to determine the amount of any benefit payable under the GMAB feature and the amount of the annual charge for the GMAB. There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $5 million). Purchase payments made after this maximum Guaranteed Accumulation Amount is reached will not increase the Guaranteed Accumulation Amount above the maximum. However, if you make a withdrawal of account value during the GMAB Eligibility Period that reduces the Guaranteed Accumulation Amount below the maximum, then purchase payments you make AFTER the withdrawal, and during the GMAB Eligibility Period, will increase the Guaranteed Accumulation Amount until it reaches the maximum. Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Accumulation Amount. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Accumulation Amount. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due under the GMAB feature at the Rider Maturity Date.

On your contract's issue date, the Guaranteed Accumulation Amount is equal to a percentage of your initial purchase payment. Subsequent purchase payments made during the GMAB Eligibility Period increase the Guaranteed Accumulation Amount by the percentage amount of the purchase payment (subject to the limit described above) depending on which MetLife Asset Allocation Program portfolio you have selected. When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total account value.

     EXAMPLE:

   Assume your account value is $100,000 and your Guaranteed Accumulation Amount is $120,000, prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the account value. Therefore, after the withdrawal, your account value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).

The Guaranteed Accumulation Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.

At the Rider Maturity Date, after deduction of the annual charge for the GMAB rider, we will compare your contract's account value to its Guaranteed Accumulation Amount. If the account value is less than the Guaranteed Accumulation Amount, we will contribute to your account value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is allocated entirely to the MetLife Asset Allocation Program portfolio you have selected (no portion of the Guaranteed Accumulation Payment is allocated to the EDCA account).

If your account value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your account value. The GMAB rider terminates at the Rider Maturity Date. We will not deduct the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.

If your account value is reduced to zero for any reason other than a full withdrawal of the account value or application of the entire account value to an annuity option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract and the GMAB rider will remain in force. No charge for the GMAB rider will be deducted or accrue while there is insufficient account value to cover the deductions for the charge. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the account value.

Purchase payments made after the 120 day GMAB Eligibility Period may have a significant impact on whether or not a Guaranteed Accumulation Payment is due at the Rider Maturity Date. Even if purchase payments made during the 120 day

GMAB Eligibility Period lose significant value, if the account value, which includes all purchase payments, is equal to or greater than the Guaranteed
         ---
Accumulation Amount, which is a percentage of your purchase payments made during the 120 day period, then no Guaranteed Accumulation Payment is made. Therefore, the GMAB rider may not be appropriate for you if you intend to make additional purchase payments after the GMAB Eligibility Period.

     EXAMPLE:

   Assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000 (110% of your $10,000 purchase payment). Assume that at the Rider Maturity Date, your account value is $0. The Guaranteed Accumulation Payment is $11,000 ($11,000 - $0 = $11,000).

   In contrast, assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is

   $11,000. Also assume that on the day before the Rider Maturity Date your account value is $0. Assume that you decide to make one purchase payment on the day before the Rider Maturity Date of $11,000. At the Rider Maturity Date, assume there has not been any positive or negative investment experience for the one day between your purchase payment and the Rider Maturity Date. Consequently, your account value is $11,000. We would not pay a Guaranteed Accumulation Payment because the account value of $11,000 is equal to the Guaranteed Accumulation Amount of $11,000 ($11,000 - $11,000 = $0).

RIDER TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you cancel the GMAB rider, as described below; (4) the date you apply all of your account value to an annuity option; and (5) the date of death of the owner or joint owner (or annuitant if the owner is a non-natural person), unless the beneficiary is the spouse of the owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply. If the rider is terminated before the Rider Maturity Date, the Guaranteed Accumulation Payment will not be paid.

CANCELLATION. You have a one-time right to cancel this optional benefit to take effect on your fifth contract anniversary. We must receive your request in writing within the 90-day period after your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. Once you have cancelled the GMAB rider, you will no longer be eligible to receive the Guaranteed Accumulation Payment or be bound by the investment requirements and restrictions, and we will no longer deduct the charge for this rider.



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and GMIB, GWB, or GMAB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB, GWB or GMAB rider charge, and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the GMIB, GWB, or GMAB riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").

10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders or GMAB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with

Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include Metropolitan Life Insurance Company (MLIC); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 6.5% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions beginning in year two up to 1.00% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.

SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Sales representatives of our affiliate, MLIC, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MLIC sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MLIC sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MLIC sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MLIC sales managers also have an incentive to favor the sale of proprietary products.

We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MLIC and New England Securities Corporation.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity

Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges, and Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                          1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                              NUMBER OF
                                                                         ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                        UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                         BEGINNING OF         END OF        OUTSTANDING AT
                                                                            PERIOD            PERIOD        END OF PERIOD
                                                                       ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       11.670206         12.136100        58,343.5221
   01/01/2005                                         to  12/31/2005       12.136100         12.931287        50,743.1841
=============                                        ==== ==========       =========         =========       ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       11.495795         11.955751        30,048.2192
   01/01/2005                                         to  12/31/2005       11.955751         13.241624        47,067.9763
=============                                        ==== ==========       =========         =========       ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       13.322388         13.924184       120,926.8015
   01/01/2005                                         to  12/31/2005       13.924184         15.654760       120,044.9182
=============                                        ==== ==========       =========         =========       ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004        6.873150          7.153997        67,824.9582
   01/01/2005                                         to  12/31/2005        7.153997          7.996630        60,563.4192
=============                                        ==== ==========       =========         =========       ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
   11/22/2004                                         to  12/31/2004       13.168994         13.521569        35,298.9369
   01/01/2005                                         to  12/31/2005       13.521569         14.379967        33,084.8656
=============                                        ==== ==========       =========         =========       ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                         to  12/31/2005       10.246869         10.622029             0.0000
=============                                        ==== ==========       =========         =========       ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       16.939597         17.118943       153,399.4340
   01/01/2005                                         to  12/31/2005       17.118943         17.099563       108,011.8991
=============                                        ==== ==========       =========         =========       ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       46.082736         47.698291        44,969.3856
   01/01/2005                                         to  12/31/2005       47.698291         48.535509        35,836.1451
=============                                        ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                        1.60% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                           NUMBER OF
                                                                      ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                     UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                      BEGINNING OF         END OF        OUTSTANDING AT
                                                                         PERIOD            PERIOD        END OF PERIOD
                                                                    ---------------   ---------------   ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       10.574914         11.152257        93,967.9021
   01/01/2005                                      to  12/31/2005       11.152257         12.778216        69,529.5311
=============                                     ==== ==========       =========         =========       ============
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004        9.919188          9.915939        95,427.5523
   01/01/2005                                      to  04/30/2005        9.915939          9.922437             0.0000
=============                                     ==== ==========       =========         =========       ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       11.872430         12.816450        42,872.2401
   01/01/2005                                      to  12/31/2005       12.816450         14.289435        36,410.6693
=============                                     ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004        8.101661          8.328364       229,134.7552
   01/01/2005                                      to  12/31/2005        8.328364          8.582943       180,808.1990
=============                                     ==== ==========       =========         =========       ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       11.192257         11.180310       242,002.5300
   01/01/2005                                      to  12/31/2005       11.180310         11.155964       200,398.4176
=============                                     ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       11.996120         12.050144       148,116.3393
   01/01/2005                                      to  12/31/2005       12.050144         12.125947       129,202.7924
=============                                     ==== ==========       =========         =========       ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004        4.206853          4.325647        44,453.8458
   01/01/2005                                      to  12/31/2005        4.325647          4.726140        42,277.7051
=============                                     ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004        6.818458          7.091623       122,730.4512
   01/01/2005                                      to  12/31/2005        7.091623          8.000247       119,342.5356
=============                                     ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       13.687555         14.273751        85,578.0619
   01/01/2005                                      to  12/31/2005       14.273751         16.222215        70,404.4282
=============                                     ==== ==========       =========         =========       ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                      to  12/31/2004       10.484859         11.100137        19,322.7746
   01/01/2005                                      to  12/31/2005       11.100137         12.165185        15,951.7882
=============                                     ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                      to  12/31/2005        9.998685         10.461847         4,670.7859
=============                                     ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                      to  12/31/2005        9.922260         10.013530        60,411.7599
=============                                     ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          1.60% SEPARATE ACCOUNT PRODUCT CHARGES
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                             NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION     ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT        UNITS
                                                                           BEGINNING OF       END OF       OUTSTANDING AT
                                                                              PERIOD          PERIOD       END OF PERIOD
                                                                         --------------- --------------- -----------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                                                11.573215       11.874740       234,319.5451
   01/01/2005                                                                11.874740       12.871367       283,346.6603
=============                                                                =========       =========     ==============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                14.653425       15.065379        56,909.9812
   01/01/2005                                                                15.065379       16.266263        55,919.1104
=============                                                                =========       =========     ==============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                10.076840       10.444336       104,165.8246
   01/01/2005                                                                10.444336       11.670509        75,442.5652
=============                                                                =========       =========     ==============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                11.009926       11.328989       179,459.2609
   01/01/2005                                                                11.328989       11.637556       201,138.7532
=============                                                                =========       =========     ==============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                15.474174       15.437838             0.0000
=============                                                                =========       =========     ==============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.301432       10.688161        42,608.3915
   01/01/2005                                                                10.688161       11.610860        74,245.0961
=============                                                                =========       =========     ==============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.101591       10.392155       278,497.5871
   01/01/2005                                                                10.392155       10.956056     1,197,305.0497
=============                                                                =========       =========     ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.941718       10.108289             0.0000
   01/01/2005                                                                10.108289       10.393947        13,942.2499
=============                                                                =========       =========     ==============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.241480       10.603065       374,871.2891
   01/01/2005                                                                10.603065       11.387414     1,089,311.2083
=============                                                                =========       =========     ==============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.011662       10.228501        55,131.6375
   01/01/2005                                                                10.228501       10.651728       771,070.0201
=============                                                                =========       =========     ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                                          2.20% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                              NUMBER OF
                                                                         ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                        UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                         BEGINNING OF         END OF        OUTSTANDING AT
                                                                            PERIOD            PERIOD        END OF PERIOD
                                                                       ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       11.561275         12.015117         8,758.1214
   01/01/2005                                         to  12/31/2005       12.015117         12.726042         7,137.5941
=============                                        ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       11.456957         11.907728         3,389.9705
   01/01/2005                                         to  12/31/2005       11.907728         13.109814         2,966.6494
=============                                        ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       13.198031         13.785392        18,377.9561
   01/01/2005                                         to  12/31/2005       13.785392         15.406303        21,936.1991
=============                                        ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004        6.808987          7.082674         5,320.5098
   01/01/2005                                         to  12/31/2005        7.082674          7.869701         5,397.9581
=============                                        ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
   11/22/2004                                         to  12/31/2004       13.046066         13.386766         3,845.7611
   01/01/2005                                         to  12/31/2005       13.386766         14.151717         3,685.5354
=============                                        ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                         to  12/31/2005       10.245695         10.611559             0.0000
=============                                        ==== ==========       =========         =========        ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       16.781401         16.948206        20,566.9689
   01/01/2005                                         to  12/31/2005       16.948206         16.828031        19,732.9863
=============                                        ==== ==========       =========         =========        ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       45.652599         47.222817         6,000.9911
   01/01/2005                                         to  12/31/2005       47.222817         47.765062         5,630.3728
=============                                        ==== ==========       =========         =========        ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       10.476198         11.041095        12,371.4052
   01/01/2005                                         to  12/31/2005       11.041095         12.575417        11,260.6380
=============                                        ==== ==========       =========         =========        ===========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004        9.826509          9.816994        51,300.2715
   01/01/2005                                         to  04/30/2005        9.816994          9.804231             0.0000
=============                                        ==== ==========       =========         =========        ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                         to  12/31/2004       11.832339         12.764997         6,764.8530
   01/01/2005                                         to  12/31/2005       12.764997         14.147202         6,002.6777
=============                                        ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         2.20% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004        8.026026          8.245328        21,753.2146
   01/01/2005                                        to  12/31/2005        8.245328          8.446691        18,361.4829
=============                                       ==== ==========       =========         =========        ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004       11.087698         11.068762        31,752.8841
   01/01/2005                                        to  12/31/2005       11.068762         10.978760        35,269.6055
=============                                       ==== ==========       =========         =========        ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004       11.884042         11.929910        25,207.5843
   01/01/2005                                        to  12/31/2005       11.929910         11.933334        38,701.1109
=============                                       ==== ==========       =========         =========        ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004        4.167585          4.282527        12,859.5673
   01/01/2005                                        to  12/31/2005        4.282527          4.651129         4,318.1605
=============                                       ==== ==========       =========         =========        ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004        6.754823          7.020938         7,533.3613
   01/01/2005                                        to  12/31/2005        7.020938          7.873283        12,952.8409
=============                                       ==== ==========       =========         =========        ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004       13.559870         14.131547        14,435.1914
   01/01/2005                                        to  12/31/2005       14.131547         15.964866        17,291.6455
=============                                       ==== ==========       =========         =========        ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                        to  12/31/2004       10.449400         11.055516         4,431.6030
   01/01/2005                                        to  12/31/2005       11.055516         12.044039         3,530.5913
=============                                       ==== ==========       =========         =========        ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                        to  12/31/2005        9.998192         10.419817             0.0000
=============                                       ==== ==========       =========         =========        ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                        to  12/31/2005        9.803573          9.854474        25,608.4544
=============                                       ==== ==========       =========         =========        ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                        to  12/31/2004       11.465194         11.756369        29,844.9305
   01/01/2005                                        to  12/31/2005       11.756369         12.667083        34,892.2059
=============                                       ==== ==========       =========         =========        ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                        to  12/31/2004       14.516630         14.915178        17,555.4984
   01/01/2005                                        to  12/31/2005       14.915178         16.008064        18,288.0930
=============                                       ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                        to  12/31/2004        9.982774         10.340216        10,347.2147
   01/01/2005                                        to  12/31/2005       10.340216         11.485287        12,955.2841
=============                                       ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          2.20% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                10.907156       11.216052       6,383.1033
   01/01/2005                                                                11.216052       11.452829       6,814.1477
=============                                                                =========       =========      ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                14.528669       14.437002           0.0000
=============                                                                =========       =========      ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.298220       10.677989      22,834.1084
   01/01/2005                                                                10.677989       11.530646      24,729.9341
=============                                                                =========       =========      ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.098439       10.382260      25,014.9627
   01/01/2005                                                                10.382260       10.880346      59,047.8744
=============                                                                =========       =========      ===========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.938614       10.098659      15,532.2799
   01/01/2005                                                                10.098659       10.322104      15,461.3890
=============                                                                =========       =========      ===========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.238287       10.592973      14,868.4668
   01/01/2005                                                                10.592973       11.308736      46,122.1088
=============                                                                =========       =========      ===========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.008537       10.218758           0.0000
   01/01/2005                                                                10.218758       10.578112      22,710.3765
=============                                                                =========       =========      ===========

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

GOLDMAN SACHS MID-CAP VALUE PORTFOLIO

SUBADVISER: Goldman Sachs Asset Management, L.P.

INVESTMENT OBJECTIVE: The Goldman Sachs Mid-Cap Value Portfolio seeks long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (formerly, Met/AIM Mid Cap Core Equity Portfolio)

SUBADVISER: Lazard Asset Management LLC (formerly,
AIM Capital Management, Inc.)

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and total return.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RCM GLOBAL TECHNOLOGY PORTFOLIO

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Global Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID-CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (formerly, Salomon Brothers U.S. Government Portfolio)

SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

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(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

  Determining your guaranteed lifetime income stream
  --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]





    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.

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(4) THE GUARANTEED PRINCIPAL OPTION - GMIB PLUS

    Initial purchase payment is $100,000. Assume that no withdrawals are taken.
      Assume that account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.

    The effect of exercising the Guaranteed Principal Option:

    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.

    2) The GMIB Plus rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.

    3) GMIB Plus allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.

[GRAPHIC APPEARS HERE]





    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

(5) THE OPTIONAL RESET - GMIB PLUS

Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Reset. (If you purchased your contract prior to February 27, 2006, you may elect an Optional Reset on any contract anniversary on or after the third contract anniversary and may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.)

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $126,000 on the third anniversary ($120,000 increased by 5% per year, compounded annually). Assume your account value at the third contract anniversary is $130,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $126,000 to $130,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the third contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $136,500 on the fourth anniversary ($130,000 increased by 5% per year, compounded annually). Assume your account value at the fourth contract anniversary is $120,000 due to poor market performance. You may not elect an Optional Reset at this time, because the account value is less than the 5% Annual Increase Amount.

The 5% Annual Increase Amount increases to $165,917 on the eighth anniversary ($136,500 increased by 5% per year, compounded annually for four years). Assume your account value at the eighth contract anniversary is

$180,000 due to good market performance, but you do not elect an Optional
Reset.

Because you did not elect an Optional Reset:

   (1) The 5% Annual Increase Amount remains at $165,917;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 13th contract anniversary (10 years from the date of the last reset);

   (3) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]




(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP -
GMIB PLUS

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets to the higher account value;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the date of the Optional Reset;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.

The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is not permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 85th birthday. Also, please note:

   (1) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);

   (2) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

[GRAPHIC APPEARS HERE]

APPENDIX E
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Unless otherwise noted, these examples are for GWB I and Enhanced GWB. Examples J, K and L are for the Lifetime Withdrawal Guarantee.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Guaranteed
Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.

                                    [CHART]

              Annual Benefit    Cumulative         Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------       --------     --------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                                 [CHART]

              Annual Benefit    Cumulative         Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800

F.   How the Optional Reset Works (may be elected prior to age 86 ) - GWB I

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.

The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                           [CHART]

              Annual Benefit     Cumulative       Account
                Payment         Withdrawals        Value
              --------------    -----------       -------
 1              $ 7,350.00      $  7,350.00      $105,000.00
 2                7,350.00        14,700.00       125,000.00
 3                7,350.00        22,050.00       130,000.00
 4                7,350.00        29,400.00       145,000.00
 5                7,350.00        36,750.00       185,000.00
 6               13,709.50        50,459.50       195,850.00
 7               13,709.50        64,169.00       175,000.00
 8               13,709.50        77,878.50       185,200.00
 9               13,709.50        91,588.00       189,300.00
10               13,709.50       105,297.50       205,200.00
11               17,534.16       122,831.70       250,488.00
12               17,534.16       140,365.80       260,322.00
13               17,534.16       157,900.00       245,000.00
14               17,534.16       175,434.10       285,000.00
15               17,534.16       192,968.30       315,000.00
16               27,651.12       220,619.40       395,016.00
17               27,651.12       248,270.50       410,100.00
18               27,651.12       275,921.70       425,200.00
19               27,651.12       303,572.80       420,200.00
20               27,651.12       331,223.90       452,000.00

G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350 (assuming you began withdrawing in your first year).

The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.

The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                [CHART]

       Annual
      Benefit    Cumulative    Account
      Payment    Withdrawals     Value
      -------    ----------    -------
1       7350         7350      105000
2       7350        14700      125000
3       7350        22050      130000
4      10385        32435      148350
5      10385        42819      185000
6      10385        53204      195000
7      12590        65794      179859
8      12590        78384      210000
9      12590        90974      223000
10     19781       110755      282582
11     19781       130535      270000
12     19781       150316      278000
13         0            0      315000

H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).

Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).

Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.

In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.

                         [CHART]

Annual
Benefit     Cummulative        Account          Benefit
Payment     Withdrawals         Value            Base
--------    ------------      ---------        ---------
$7,350         $7,350          $100,000        $105,000
 7,350         14,700            73,000          97,650
 7,350         22,050            52,750          90,300
 7,350         29,400          37,562.5          82,950
 7,350         36,750         26,171.88          75,600
 7,350         44,100         17,628.91          68,250
 7,350         51,450         11,221.68          60,900
 7,350         58,800          6,416.26          53,550
 7,350         66,150         2,812.195          46,200
 7,350         73,500          109.1461          38,850
 7,350         80,850                 0          31,500
 7,350         88,200                 0          24,150
 7,350         95,550                 0          16,800
 7,350        102,900                 0           9,450
 2,100        105,000                 0           2,100
     0                                                0

J.   Lifetime Withdrawal Guarantee

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that $5,000 is withdrawn each year, beginning before the contract owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the account value is reduced to zero.

If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the account value are reduced to zero.

                                   [CHART]
                                              Remaining
  Annual                                      Guaranteed      Guaranteed
  Benefit      Cumulative      Account        Withdrawal      Withdrawal
  Payment      Withdrawals      Value           Amount         Amount
 ---------    -------------  -----------      ----------     ------------
   $5,000       $  5,000      $100,000       $100,000        $100,000
    5,000         10,000        90,250         95,000         100,000
    5,000         15,000        80,987.5       90,000         100,000
    5,000         20,000        72,188.13      85,000         100,000
    5,000         25,000        63,828.72      80,000         100,000
    5,000         30,000        55,887.28      75,000         100,000
    5,000         35,000        48,342.92      70,000         100,000
    5,000         40,000        41,175.77      65,000         100,000
    5,000         45,000        34,366.98      60,000         100,000
    5,000         50,000        27,898.63      55,000         100,000
    5,000         55,000        21,753.7       50,000         100,000
    5,000         60,000        15,916.02      45,000         100,000
    5,000         65,000        10,370.22      40,000         100,000
    5,000         70,000         5,101.706     35,000         100,000
    5,000         75,000            96.62093   30,000         100,000
    5,000         80,000             0              0         100,000
    5,000         85,000             0              0         100,000
    5,000         90,000             0              0         100,000
    5,000         95,000             0              0         100,000
    5,000        100,000             0              0         100,000


     2.   When Withdrawals Do Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the account value was further reduced to $75,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $75,000 - $10,000 = $65,000. Your Remaining Guaranteed Withdrawal Amount would be reduced to $95,000 - $10,000 = $85,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Remaining Guaranteed Withdrawal Amount would be greater than the resulting account value, there would be an additional reduction to the Remaining Guaranteed Withdrawal Amount. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be set equal to the account value after the withdrawal ($65,000). This new Remaining Guaranteed Withdrawal Amount of $65,000 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would also be reduced to $65,000. The Annual Benefit Payment would be set equal to 5% x $65,000 = $3,250.

K.   Lifetime Withdrawal Guarantee - 5% Compounding Income Amount

Assume that a contract had an initial purchase payment of $100,000. The initial Remaining Guaranteed Withdrawal Amount would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000 ($100,000 x 5%).

The Total Guaranteed Withdrawal Amount will increase by 5% of the previous year's Total Guaranteed Withdrawal Amount until the earlier of the first withdrawal or the 10th contract anniversary. The Annual Benefit Payment will be recalculated as 5% of the new Total Guaranteed Withdrawal Amount.

If the first withdrawal is taken in the first contract year, then there would be no increase: the Total Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment will remain at $5,000 ($100,000 x 5%).

If the first withdrawal is taken in the second contract year, then the Total Guaranteed Withdrawal Amount would increase to $105,000 ($100,000 x 105%), and the Annual Benefit Payment would increase to $5,250 ($105,000 x 5%).

If the first withdrawal is taken in the third contract year, then the Total Guaranteed Withdrawal Amount would increase to $110,250 ($105,000 x 105%), and the Annual Benefit Payment would increase to $5,513 ($110,250 x 5%).

If the first withdrawal is taken after the 10th contract year, then the Total Guaranteed Withdrawal Amount would increase to $162,890 (the initial $100,000, increased by 5% per year, compounded annually for 10 years), and the Annual Benefit Payment would increase to $8,144 ($162,890 x 5%).

                                    [CHART]

                         Year                  Annual
                       of First                Benefit
                      Withdrawal               Payment
                     ------------            ------------
                          1                    $5,000
                          2                     5,250
                          3                     5,513
                          4                     5,788
                          5                     6,078
                          6                     6,381
                          7                     6,700
                          8                     7,036
                          9                     7,387
                         10                     7,757
                         11                     8,144


L. Lifetime Withdrawal Guarantee - Automatic Annual Step-Ups and 5% Compounding Income Amount (No Withdrawals)

Assume that a contract had an initial purchase payment of $100,000. Assume that no withdrawals are taken.

At the first contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $105,000 ($100,000 increased by 5%, compounded annually). Assume the account value has increased to $110,000 at the first contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $105,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $115,500 ($110,000 increased by 5%, compounded annually). Assume the account value has increased to $120,000 at the second contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $115,500 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

Provided that no withdrawals are taken, each year the Total Guaranteed Withdrawal Amount would increase by 5%, compounded annually, from the second contract anniversary through the ninth contract anniversary, and at that point would be equal to $168,852. Assume that during these contract years the account value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. Assume the account value at the ninth contract anniversary has increased to $180,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $168,852 to $180,000 and reset the Annual Benefit Payment to $9,000 ($180,000 x 5%).

At the 10th contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $189,000 ($180,000 increased by 5%, compounded annually). Assume the account value is less than $189,000. There is no Automatic Annual Step-Up since the account value is below the Total Guaranteed Withdrawal Amount; however, due to the 5% increase in the Total Guaranteed Withdrawal Amount, the Annual Benefit Payment is increased to $9,450 ($189,000 x 5%).

[GRAPHIC APPEARS HERE]

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                      AND


                      METLIFE INVESTORS INSURANCE COMPANY


                          CLASS L AND CLASS L - 4 YEAR

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.


SAI-1106CAL

TABLE OF CONTENTS                                                         PAGE


COMPANY ......................................................       2
EXPERTS ......................................................       2
CUSTODIAN ....................................................       3
DISTRIBUTION .................................................       3
     Reduction or Elimination of the Withdrawal Charge .......       4
CALCULATION OF PERFORMANCE INFORMATION .......................       5
     Total Return ............................................       5
     Historical Unit Values ..................................       5
     Reporting Agencies ......................................       5
ANNUITY PROVISIONS ...........................................       6
     Variable Annuity ........................................       6
     Fixed Annuity ...........................................       7
     Mortality and Expense Guarantee .........................       7
     Legal or Regulatory Restrictions on Transactions ........       7
TAX STATUS OF THE CONTRACTS ..................................       7
CONDENSED FINANCIAL INFORMATION ..............................       9
     Class L .................................................       9
     Class L - 4 Year ........................................      36
FINANCIAL STATEMENTS .........................................      48

COMPANY

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife. MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


General American Life Insurance Company has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life Insurance Company would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.




EXPERTS

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.


The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.


The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.




CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2003                $11,225,106                 $0
2004                $ 9,014,241                 $0
2005                $ 7,986,011                 $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amount may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2005 ranged from $4,122,607 to $1,000. The amount of commissions paid to selected selling firms during 2005 ranged from $26,272,688 to $0. The amount of total compensation (includes non-commission and commission amounts) paid to selected selling firms during 2005 ranged from $30,302,543 to $1,000. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors USA Insurance
Company and MetLife Investors Insurance Company of California).


The following list sets forth the names of selling firms that received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifer, Nicolaus & Co., Incorporated
UBS Financial Services
Vision Investment Services
Wachovia Securities, LLC


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, withdrawal charges, and/or GMIB, GWB or GMAB rider charge. For purposes of calculating performance information, the GWB rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, or applicable GMIB, GWB, or GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMIB, GWB or GMAB rider charge, if any) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s)
requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.


CLASS L




                                 1.70% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.844254              238.4259
  01/01/2002         to       12/31/2002           11.844254             8.441761           32,236.5223
  01/01/2003         to       12/31/2003            8.441761            11.525222           63,726.3156
  01/01/2004         to       12/31/2004           11.525222            12.059258           66,251.0715
  01/01/2005         to       12/31/2005           12.059258            12.836608           53,837.9898
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998603            11.947733            5,150.8111
  01/01/2005         to       12/31/2005           11.947733            13.219561            2,863.1156
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.928158              138.0057
  01/01/2002         to       12/31/2002           10.928158             8.800051            4,208.4592
  01/01/2003         to       12/31/2003            8.800051            11.677183           44,026.6318
  01/01/2004         to       12/31/2004           11.677183            13.836033           42,486.4140
  01/01/2005         to       12/31/2005           13.836033            15.540154           42,899.5330
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            8.648464             7.293152              939.4582
  01/01/2002         to       12/31/2002            7.293152             5.174250           15,779.4743
  01/01/2003         to       12/31/2003            5.174250             6.659028           49,766.0829
  01/01/2004         to       12/31/2004            6.659028             7.099050           34,607.7350
  01/01/2005         to       12/31/2005            7.099050             7.927304           26,699.0050
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.983749               10.0000
  01/01/2002         to       12/31/2002           10.983749             9.630429           16,170.2015
  01/01/2003         to       12/31/2003            9.630429            11.946424           31,304.4354
  01/01/2004         to       12/31/2004           11.946424            13.436009           27,792.1182
  01/01/2005         to       12/31/2005           13.436009            14.274738           24,332.0918
============        ====      ==========           =========            =========           ===========

                                 1.70% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246673            10.620284                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/27/2001         to       12/31/2001           14.059023            13.949937                7.1129
  01/01/2002         to       12/31/2002           13.949937            13.636163           25,049.8966
  01/01/2003         to       12/31/2003           13.636163            15.974861           93,837.1839
  01/01/2004         to       12/31/2004           15.974861            16.987464           67,556.7501
  01/01/2005         to       12/31/2005           16.987464            16.951318           55,910.0225
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/27/2001         to       12/31/2001           42.815885            41.307768              166.5968
  01/01/2002         to       12/31/2002           41.307768            33.252421           30,738.9906
  01/01/2003         to       12/31/2003           33.252421            42.739368           70,261.7611
  01/01/2004         to       12/31/2004           42.739368            47.331015           62,820.7221
  01/01/2005         to       12/31/2005           47.331015            48.113781           55,189.7254
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.519967             8.364074               10.5042
  01/01/2002         to       12/31/2002            8.364074             7.252608           43,685.6100
  01/01/2003         to       12/31/2003            7.252608             9.415238           88,654.1769
  01/01/2004         to       12/31/2004            9.415238            11.066632           91,172.0397
  01/01/2005         to       12/31/2005           11.066632            12.667474           70,630.9588
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT
  04/27/2001         to       12/31/2001           10.064193            10.133571                9.9362
  01/01/2002         to       12/31/2002           10.133571            10.071962           63,318.1851
  01/01/2003         to       12/31/2003           10.071962             9.945179           94,560.6732
  01/01/2004         to       12/31/2004            9.945179             9.839786           46,158.0547
  01/01/2005         to       04/30/2005            9.839786             9.843024                0.0000
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998603            12.807859            6,446.4602
  01/01/2005         to       12/31/2005           12.807859            14.265628            2,733.0791
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.472551             8.449647               10.5568
  01/01/2002         to       12/31/2002            8.449647             6.252226          106,485.5269
  01/01/2003         to       12/31/2003            6.252226             7.900513          250,800.1191
  01/01/2004         to       12/31/2004            7.900513             8.264379          252,191.7721
  01/01/2005         to       12/31/2005            8.264379             8.508515          210,861.0780
============        ====      ==========           =========            =========          ============

                                 1.70% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.415006           48,202.9305
  01/01/2004         to       12/31/2004           10.415006            11.161632           34,033.4549
  01/01/2005         to       12/31/2005           11.161632            11.126223           21,828.0510
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.985193            10.514782               10.0148
  01/01/2002         to       12/31/2002           10.514782            11.298298           88,748.7348
  01/01/2003         to       12/31/2003           11.298298            11.586151          146,943.7161
  01/01/2004         to       12/31/2004           11.586151            11.957662          133,390.7257
  01/01/2005         to       12/31/2005           11.957662            12.020887          108,961.8489
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.145551             8.049480               10.9343
  01/01/2002         to       12/31/2002            8.049480             6.266710           19,138.0376
  01/01/2003         to       12/31/2003            6.266710             7.660639           32,080.3249
  01/01/2004         to       11/19/2004            7.660639             7.848858           27,275.3543
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/27/2001         to       12/31/2001            7.816198             6.080967               12.7939
  01/01/2002         to       12/31/2002            6.080967             2.945438            3,631.3751
  01/01/2003         to       12/31/2003            2.945438             4.562967           16,111.5719
  01/01/2004         to       12/31/2004            4.562967             4.292400           11,472.1124
  01/01/2005         to       12/31/2005            4.292400             4.685142            9,979.2697
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.586900             8.219849              340.4877
  01/01/2002         to       12/31/2002            8.219849             4.522374           45,806.4125
  01/01/2003         to       12/31/2003            4.522374             6.075262          161,269.5131
  01/01/2004         to       12/31/2004            6.075262             7.037135          143,335.9493
  01/01/2005         to       12/31/2005            7.037135             7.930868          130,859.0476
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.215979            9,511.2976
  01/01/2003         to       12/31/2003            8.215979            11.423529           54,452.5123
  01/01/2004         to       12/31/2004           11.423529            14.207228           38,275.0470
  01/01/2005         to       12/31/2005           14.207228            16.130528           28,987.5434
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998603            11.092687            4,785.6205
  01/01/2005         to       12/31/2005           11.092687            12.144908            2,620.6503
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998603            10.454832                0.0000
============        ====      ==========           =========            =========          ============

                               1.70% SEPARATE ACCOUNT PRODUCT CHARGES
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/27/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/27/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.842768             9.926725
=============                                                                     ========             ========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/27/2001                                                                    10.855312            10.135898
   01/01/2002                                                                    10.135898             8.315670
   01/01/2003                                                                     8.315670            10.688383
   01/01/2004                                                                    10.688383            11.783568
   01/01/2005                                                                    11.783568            12.759819
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/27/2001                                                                    10.589457            11.923451
   01/01/2002                                                                    11.923451            10.659633
   01/01/2003                                                                    10.659633            13.868108
   01/01/2004                                                                    13.868108            14.949753
   01/01/2005                                                                    14.949753            16.125337
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.612760
   01/01/2003                                                                     7.612760             9.706767
   01/01/2004                                                                     9.706767            10.395609
   01/01/2005                                                                    10.395609            11.604490
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                    10.000000            10.842420
   01/01/2002                                                                    10.842420             8.259307
   01/01/2003                                                                     8.259307            10.383456
   01/01/2004                                                                    10.383456            11.257260
   01/01/2005                                                                    11.257260            11.552348
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.312463            15.266382
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300896            10.686465
   01/01/2005                                                                    10.686465            11.597451
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.101066            10.390505
   01/01/2005                                                                    10.390505            10.943400
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   52,701.1306
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/27/2001                                                                      277.2913
   01/01/2002                                                                   75,946.1278
   01/01/2003                                                                  175,506.9183
   01/01/2004                                                                  185,737.2064
   01/01/2005                                                                  155,024.0049
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/27/2001                                                                        9.4434
   01/01/2002                                                                   44,178.8917
   01/01/2003                                                                   87,575.6747
   01/01/2004                                                                   70,751.9192
   01/01/2005                                                                   54,474.5589
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   21,680.3635
   01/01/2003                                                                   63,942.9772
   01/01/2004                                                                   55,272.7615
   01/01/2005                                                                   48,421.7516
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                      383.6098
   01/01/2002                                                                   18,266.7010
   01/01/2003                                                                   72,845.1360
   01/01/2004                                                                   70,182.7741
   01/01/2005                                                                   69,304.5700
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                    6,530.6964
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  202,134.1245
   01/01/2005                                                                  295,798.4609
=============                                                                  ============

              1.70% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========



                                                                                          NUMBER OF
                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                  PERIOD               PERIOD           END OF PERIOD
                                             ---------------      ---------------      ---------------
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                    9.941201           10.106683             6,538.5259
   01/01/2005                                   10.106683           10.381937            10,511.1884
=============                                   =========           =========            ===========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.240948           10.601382             4,547.8425
   01/01/2005                                   10.601382           11.374262            34,685.1006
=============                                   =========           =========            ===========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.011141           10.226876            37,033.1980
   01/01/2005                                   10.226876           10.639422            36,853.8620
=============                                   =========           =========            ===========

CLASS L




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.653502            11.499598           29,885.4363
  01/01/2004         to       12/31/2004           11.499598            12.020385           65,374.1633
  01/01/2005         to       12/31/2005           12.020385            12.782480          103,726.7545
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.939720           19,927.7659
  01/01/2005         to       12/31/2005           11.939720            13.197536           13,382.7119
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.697507            11.651185           52,992.1002
  01/01/2004         to       12/31/2004           11.651185            13.791399           81,939.9445
  01/01/2005         to       12/31/2005           13.791399            15.474588           64,552.7642
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.459552             6.638491           64,580.0110
  01/01/2004         to       12/31/2004            6.638491             7.070062          261,246.4626
  01/01/2005         to       12/31/2005            7.070062             7.887068          217,160.1813
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.668482            11.919827           37,622.6241
  01/01/2004         to       12/31/2004           11.919827            13.392661           36,713.5887
  01/01/2005         to       12/31/2005           13.392661            14.214507           23,291.8155
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246477            10.618538                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.573624            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.264456            42.608637           60,853.9710
  01/01/2004         to       12/31/2004           42.608637            47.138957           97,968.4229
  01/01/2005         to       12/31/2005           47.138957            47.870784           81,951.4300
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.272616             9.386204           62,367.1300
  01/01/2004         to       12/31/2004            9.386204            11.021453          144,384.7077
  01/01/2005         to       12/31/2005           11.021453            12.607434          167,547.5556
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.011685             9.914562          119,443.0019
  01/01/2004         to       12/31/2004            9.914562             9.799660          113,854.5075
  01/01/2005         to       04/30/2005            9.799660             9.799690                0.0000
============        ====      ==========           =========             ========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            12.799274           27,245.8566
  01/01/2005         to       12/31/2005           12.799274            14.241861           61,575.1459
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.490541             7.876171          171,517.6121
  01/01/2004         to       12/31/2004            7.876171             8.230659          357,874.4935
  01/01/2005         to       12/31/2005            8.230659             8.465353          254,687.9887
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.408048          229,837.8347
  01/01/2004         to       12/31/2004           10.408048            11.142998          277,337.1341
  01/01/2005         to       12/31/2005           11.142998            11.096573          197,131.6708
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.515455            11.550473          347,214.2650
  01/01/2004         to       12/31/2004           11.550473            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.371611             7.637036           57,811.6374
  01/01/2004         to       11/19/2004            7.637036             7.817754           63,340.7647
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.277419             4.548861           12,007.6101
  01/01/2004         to       12/31/2004            4.548861             4.274839           35,521.3705
  01/01/2005         to       12/31/2005            4.274839             4.661325           26,737.4729
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.718127             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.437663            11.404493           64,653.8402
  01/01/2004         to       12/31/2004           11.404493            14.169346           74,639.3149
  01/01/2005         to       12/31/2005           14.169346            16.071495           43,578.6208
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.085242           18,620.0919
  01/01/2005         to       12/31/2005           11.085242            12.124664           13,123.5324
============        ====      ==========           =========            =========          ============

                               1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                     9.998521            10.447819
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.799354             9.876390
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.484340            10.655482
   01/01/2004                                                                    10.655482            11.735525
   01/01/2005                                                                    11.735525            12.695134
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.847497            13.825385
   01/01/2004                                                                    13.825385            14.888758
   01/01/2005                                                                    14.888758            16.043544
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.036977             9.690594
   01/01/2004                                                                     9.690594            10.367887
   01/01/2005                                                                    10.367887            11.562016
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.574110            10.360344
   01/01/2004                                                                    10.360344            11.220948
   01/01/2005                                                                    11.220948            11.505159
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.152382            15.096769
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300361            10.684769
   01/01/2005                                                                    10.684769            11.584057
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.100540            10.388855
   01/01/2005                                                                    10.388855            10.930758
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.940683            10.105078
   01/01/2005                                                                    10.105078            10.369941
=============                                                                    =========            =========



                                                                                  NUMBER OF
                                                                                 ACCUMULATION
                                                                                    UNITS
                                                                                OUTSTANDING AT
                                                                                END OF PERIOD
                                                                              -----------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                      2,255.5610
=============                                                                      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     79,544.2847
=============                                                                     ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                    168,382.9138
   01/01/2004                                                                    271,643.7885
   01/01/2005                                                                    277,020.8442
=============                                                                    ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     78,578.7303
   01/01/2004                                                                     75,169.8605
   01/01/2005                                                                     45,109.0658
=============                                                                    ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    102,806.5882
   01/01/2004                                                                    142,638.4997
   01/01/2005                                                                    102,774.4863
=============                                                                    ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     48,771.7101
   01/01/2004                                                                     60,678.3751
   01/01/2005                                                                     68,951.0156
=============                                                                    ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                          0.0000
=============                                                                    ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     20,723.5113
   01/01/2005                                                                     60,759.5812
=============                                                                    ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    410,680.2058
   01/01/2005                                                                  1,203,844.2004
=============                                                                  ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                          0.0000
   01/01/2005                                                                     19,604.2195
=============                                                                  ==============

              1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240415            10.599700           199,062.3500
   01/01/2005                                 10.599700            11.361125           615,639.8342
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010620            10.225252           123,942.8252
   01/01/2005                                 10.225252            10.627130           568,705.7939
=============                                 =========            =========           ============

CLASS L




                                 1.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.840229               10.0000
  01/01/2002         to       12/31/2002           11.840229             8.426214           16,122.5558
  01/01/2003         to       12/31/2003            8.426214            11.486783           28,229.2107
  01/01/2004         to       12/31/2004           11.486783            12.000973           19,647.6519
  01/01/2005         to       12/31/2005           12.000973            12.755483           16,828.2149
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998479            11.935719            4,541.9924
  01/01/2005         to       12/31/2005           11.935719            13.186545            2,102.8364
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.924432               10.0000
  01/01/2002         to       12/31/2002           10.924432             8.783853            9,798.6764
  01/01/2003         to       12/31/2003            8.783853            11.638223           36,057.8946
  01/01/2004         to       12/31/2004           11.638223            13.769159           23,570.3897
  01/01/2005         to       12/31/2005           13.769159            15.441940           19,479.6146
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            8.648464             7.285714               11.5627
  01/01/2002         to       12/31/2002            7.285714             5.161212           20,004.6643
  01/01/2003         to       12/31/2003            5.161212             6.632300           50,600.4916
  01/01/2004         to       12/31/2004            6.632300             7.059930           25,325.6106
  01/01/2005         to       12/31/2005            7.059930             7.871843           15,413.2740
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.980009               10.0000
  01/01/2002         to       12/31/2002           10.980009             9.612701            4,152.1929
  01/01/2003         to       12/31/2003            9.612701            11.906570           19,886.0407
  01/01/2004         to       12/31/2004           11.906570            13.371066           10,509.4317
  01/01/2005         to       12/31/2005           13.371066            14.184521            6,175.3970
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246380            10.617665                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/27/2001         to       12/31/2001           14.059023            13.935729              904.7531
  01/01/2002         to       12/31/2002           13.935729            13.601843           23,760.7273
  01/01/2003         to       12/31/2003           13.601843            15.910789           57,706.7174
  01/01/2004         to       12/31/2004           15.910789            16.893911           36,923.8076
  01/01/2005         to       12/31/2005           16.893911            16.832770           19,007.2290
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/27/2001         to       12/31/2001           42.815885            41.265681              302.9208
  01/01/2002         to       12/31/2002           41.265681            33.168661           12,590.4288
  01/01/2003         to       12/31/2003           33.168661            42.567883           28,770.4322
  01/01/2004         to       12/31/2004           42.567883            47.070287           17,882.4024
  01/01/2005         to       12/31/2005           47.070287            47.777236           13,207.8483
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.519967             8.355529               10.5042
  01/01/2002         to       12/31/2002            8.355529             7.234336           23,640.9187
  01/01/2003         to       12/31/2003            7.234336             9.377452           30,501.5706
  01/01/2004         to       12/31/2004            9.377452            11.005663           28,654.5613
  01/01/2005         to       12/31/2005           11.005663            12.578868           16,336.4049
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT
  04/27/2001         to       12/31/2001           10.064193            10.123246                9.9362
  01/01/2002         to       12/31/2002           10.123246            10.046614            3,899.6626
  01/01/2003         to       12/31/2003           10.046614             9.905288           13,533.8453
  01/01/2004         to       12/31/2004            9.905288             9.785589            6,527.3076
  01/01/2005         to       04/30/2005            9.785589             9.784024                0.0000
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998479            12.794986            6,815.4922
  01/01/2005         to       12/31/2005           12.794986            14.230000            2,722.6457
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.472551             8.441032               10.5568
  01/01/2002         to       12/31/2002            8.441032             6.236469           42,209.3298
  01/01/2003         to       12/31/2003            6.236469             7.868815          107,800.7995
  01/01/2004         to       12/31/2004            7.868815             8.218854           85,476.8401
  01/01/2005         to       12/31/2005            8.218854             8.449002           59,714.0507
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.404570           48,547.0639
  01/01/2004         to       12/31/2004           10.404570            11.133696           39,069.1618
  01/01/2005         to       12/31/2005           11.133696            11.081785           20,411.2429
============        ====      ==========           =========            =========          ============

                                 1.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.985193            10.504077            2,401.2573
  01/01/2002         to       12/31/2002           10.504077            11.269887           56,865.1624
  01/01/2003         to       12/31/2003           11.269887            11.539697          111,897.4793
  01/01/2004         to       12/31/2004           11.539697            11.891821           93,951.8384
  01/01/2005         to       12/31/2005           11.891821            11.936829           47,189.6470
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.145551             8.041271               10.9343
  01/01/2002         to       12/31/2002            8.041271             6.250922           12,545.3207
  01/01/2003         to       12/31/2003            6.250922             7.629894           22,832.7525
  01/01/2004         to       11/19/2004            7.629894             7.806990           16,154.1908
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/27/2001         to       12/31/2001            7.816198             6.074755               12.7939
  01/01/2002         to       12/31/2002            6.074755             2.937996            7,368.8706
  01/01/2003         to       12/31/2003            2.937996             4.544634            8,513.6880
  01/01/2004         to       12/31/2004            4.544634             4.268726            9,803.4780
  01/01/2005         to       12/31/2005            4.268726             4.652342            5,986.6452
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.586900             8.211448               10.4309
  01/01/2002         to       12/31/2002            8.211448             4.510946           27,893.3267
  01/01/2003         to       12/31/2003            4.510946             6.050840           54,904.9416
  01/01/2004         to       12/31/2004            6.050840             6.998318           32,078.6040
  01/01/2005         to       12/31/2005            6.998318             7.875340           16,264.1915
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.207727           12,965.3019
  01/01/2003         to       12/31/2003            8.207727            11.394974           44,066.6155
  01/01/2004         to       12/31/2004           11.394974            14.150432           28,511.5300
  01/01/2005         to       12/31/2005           14.150432            16.042051           21,238.9988
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998479            11.081524            1,664.4029
  01/01/2005         to       12/31/2005           11.081524            12.114562            1,287.8175
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998479            10.444315                0.0000
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.783649             9.857293            5,188.6643
============        ====      ==========           =========            =========          ============

                                 1.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/27/2001         to       12/31/2001           10.855312            10.125565                9.2121
  01/01/2002         to       12/31/2002           10.125565             8.294725           40,122.5690
  01/01/2003         to       12/31/2003            8.294725            10.645503           93,251.6595
  01/01/2004         to       12/31/2004           10.645503            11.718663           59,000.8392
  01/01/2005         to       12/31/2005           11.718663            12.670581           44,207.9156
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/27/2001         to       12/31/2001           10.589457            11.911307                9.4434
  01/01/2002         to       12/31/2002           11.911307            10.632791           25,098.5267
  01/01/2003         to       12/31/2003           10.632791            13.812463           50,306.8603
  01/01/2004         to       12/31/2004           13.812463            14.867391           24,239.5929
  01/01/2005         to       12/31/2005           14.867391            16.012543           19,040.0157
============        ====      ==========           =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.605115           26,638.8705
  01/01/2003         to       12/31/2003            7.605115             9.682520           46,628.4287
  01/01/2004         to       12/31/2004            9.682520            10.354060           30,437.0721
  01/01/2005         to       12/31/2005           10.354060            11.540848           22,077.1227
============        ====      ==========           =========            =========           ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.838729               10.0000
  01/01/2002         to       12/31/2002           10.838729             8.244099           13,113.1869
  01/01/2003         to       12/31/2003            8.244099            10.348811           30,127.2780
  01/01/2004         to       12/31/2004           10.348811            11.202844           30,675.7012
  01/01/2005         to       12/31/2005           11.202844            11.479328           22,259.9211
============        ====      ==========           =========            =========           ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.072970            15.012670            1,485.1557
============        ====      ==========           =========            =========           ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.300094            10.683922           58,272.9860
  01/01/2005         to       12/31/2005           10.683922            11.577371           60,884.2895
============        ====      ==========           =========            =========           ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.100278            10.388031          105,110.1233
  01/01/2005         to       12/31/2005           10.388031            10.924448          177,168.2942
============        ====      ==========           =========            =========          ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.940425            10.104276                0.0000
  01/01/2005         to       12/31/2005           10.104276            10.363953                0.0000
============        ====      ==========           =========            =========          ============

              1.85% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240149            10.598859           193,257.4719
   01/01/2005                                 10.598859            11.354567           208,420.4119
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010360            10.224440            89,882.7923
   01/01/2005                                 10.224440            10.620994           181,023.1491
=============                                 =========            =========           ============

CLASS L




                                 1.95% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.633255            11.461223           33,881.6914
  01/01/2004         to       12/31/2004           11.461223            11.962265           39,272.8328
  01/01/2005         to       12/31/2005           11.962265            12.701673           27,390.0691
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998397            11.927714           13,117.6965
  01/01/2005         to       12/31/2005           11.927714            13.164574           14,942.1157
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.677177            11.612325           45,554.1178
  01/01/2004         to       12/31/2004           11.612325            13.724756           51,262.8568
  01/01/2005         to       12/31/2005           13.724756            15.376806           48,715.3119
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.445302             6.614545           69,319.2373
  01/01/2004         to       12/31/2004            6.614545             7.033972           60,707.6907
  01/01/2005         to       12/31/2005            7.033972             7.835087           34,870.7707
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.645900            11.880101           27,183.1320
  01/01/2004         to       12/31/2004           11.880101            13.327972           24,918.9466
  01/01/2005         to       12/31/2005           13.327972            14.124717           17,423.2529
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246184            10.615920                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.535517            15.868232           69,476.5574
  01/01/2004         to       12/31/2004           15.868232            16.831840           70,568.4381
  01/01/2005         to       12/31/2005           16.831840            16.754206           55,579.8667
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.174237            42.453930           37,846.2640
  01/01/2004         to       12/31/2004           42.453930            46.897242           32,994.3081
  01/01/2005         to       12/31/2005           46.897242            47.554144           30,929.3657
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.253635             9.352342           34,615.2485
  01/01/2004         to       12/31/2004            9.352342            10.965198           57,009.2991
  01/01/2005         to       12/31/2005           10.965198            12.520131           47,138.0838
============        ====      ==========           =========            =========           ===========

                                 1.95% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003            9.985579             9.878798           37,506.1932
  01/01/2004         to       12/31/2004            9.878798             9.749636           17,774.6124
  01/01/2005         to       04/30/2005            9.749636             9.744900                0.0000
============        ====      ==========            ========             ========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998397            12.786410           21,135.1193
  01/01/2005         to       12/31/2005           12.786410            14.206292           18,678.6624
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.473585             7.847734          114,501.1419
  01/01/2004         to       12/31/2004            7.847734             8.188620          159,638.1738
  01/01/2005         to       12/31/2005            8.188620             8.409532          129,008.7682
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.397609           58,514.4465
  01/01/2004         to       12/31/2004           10.397609            11.115098          112,817.1060
  01/01/2005         to       12/31/2005           11.115098            11.052243           91,851.6551
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.485434            11.508812           70,011.4157
  01/01/2004         to       12/31/2004           11.508812            11.848106           72,784.1535
  01/01/2005         to       12/31/2005           11.848106            11.881093           81,427.9624
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.354971             7.609468           36,457.8670
  01/01/2004         to       11/19/2004            7.609468             7.779203           37,806.7887
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.268861             4.532449           13,074.4898
  01/01/2004         to       12/31/2004            4.532449             4.253011           22,659.3566
  01/01/2005         to       12/31/2005            4.253011             4.630596           12,525.1203
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.705778             6.034637           86,122.2993
  01/01/2004         to       12/31/2004            6.034637             6.972583           69,651.0572
  01/01/2005         to       12/31/2005            6.972583             7.838563           62,185.4279
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.425003            11.375998           44,589.1117
  01/01/2004         to       12/31/2004           11.375998            14.112717           49,760.0930
  01/01/2005         to       12/31/2005           14.112717            15.983358           40,805.2507
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998397            11.074086           10,185.5232
  01/01/2005         to       12/31/2005           11.074086            12.094369            6,167.5590
============        ====      ==========           =========            =========          ============

                               1.95% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                     9.998397            10.437309
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.744446             9.811288
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.462180            10.617019
   01/01/2004                                                                    10.617019            11.675597
   01/01/2005                                                                    11.675597            12.611440
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.819204            13.775530
   01/01/2004                                                                    13.775530            14.812774
   01/01/2005                                                                    14.812774            15.937823
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.024909             9.666362
   01/01/2004                                                                     9.666362            10.326422
   01/01/2005                                                                    10.326422            11.498576
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.554059            10.325768
   01/01/2004                                                                    10.325768            11.166699
   01/01/2005                                                                    11.166699            11.430888
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    14.915392            14.845874
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.299558            10.682226
   01/01/2005                                                                    10.682226            11.564000
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.099752            10.386382
   01/01/2005                                                                    10.386382            10.911828
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.939907            10.102671
   01/01/2005                                                                    10.102671            10.351978
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                        0.0000
=============                                                                        ======
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   16,389.2016
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                   95,659.5797
   01/01/2004                                                                  119,859.8893
   01/01/2005                                                                  129,939.1347
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   61,821.7550
   01/01/2004                                                                   53,343.8305
   01/01/2005                                                                   44,827.7630
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   58,854.4144
   01/01/2004                                                                   55,328.1657
   01/01/2005                                                                   47,994.6670
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    6,556.8589
   01/01/2004                                                                   73,023.6797
   01/01/2005                                                                   88,979.3788
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   67,763.8261
   01/01/2005                                                                   78,477.0084
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  285,997.2739
   01/01/2005                                                                  759,848.7592
=============                                                                  ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   12,063.2264
   01/01/2005                                                                   26,787.9271
=============                                                                  ============

              1.95% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.239617            10.597177           557,826.7171
   01/01/2005                                 10.597177            11.341452           798,199.2440
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.009839            10.222816            80,119.5795
   01/01/2005                                 10.222816            10.608723           155,382.1150
=============                                 =========            =========           ============

CLASS L




                                 2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.619794            11.435723           16,527.3741
  01/01/2004         to       12/31/2004           11.435723            11.923685            5,118.6215
  01/01/2005         to       12/31/2005           11.923685            12.648094            3,140.6678
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998315            11.919714            1,289.0714
  01/01/2005         to       12/31/2005           11.919714            13.142639            1,076.2170
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.663648            11.586477           22,013.0763
  01/01/2004         to       12/31/2004           11.586477            13.680486            7,830.8175
  01/01/2005         to       12/31/2005           13.680486            15.311936            8,916.8933
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.430761             6.592476           41,796.4769
  01/01/2004         to       12/31/2004            6.592476             7.003478           23,966.6841
  01/01/2005         to       12/31/2005            7.003478             7.793346           25,057.3892
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.630857            11.853651            9,909.6777
  01/01/2004         to       12/31/2004           11.853651            13.284973            4,533.2035
  01/01/2005         to       12/31/2005           13.284973            14.065118            5,279.0037
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.245988            10.614176                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.496862            15.815460           15,242.3928
  01/01/2004         to       12/31/2004           15.815460            16.759052            8,550.4680
  01/01/2005         to       12/31/2005           16.759052            16.665125            9,832.1153
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.083842            42.313390           21,514.0001
  01/01/2004         to       12/31/2004           42.313390            46.695155           14,669.3149
  01/01/2005         to       12/31/2005           46.695155            47.302031           14,682.6669
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.234293             9.321176            2,804.3310
  01/01/2004         to       12/31/2004            9.321176            10.917708            5,009.2498
  01/01/2005         to       12/31/2005           10.917708            12.453487            3,711.3998
============        ====      ==========           =========            =========           ===========

                                 2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003            9.958944             9.845860           23,401.3729
  01/01/2004         to       12/31/2004            9.845860             9.707388           36,716.8708
  01/01/2005         to       04/30/2005            9.707388             9.699509                0.0000
============        ====      ==========            ========             ========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998315            12.777839            1,698.9194
  01/01/2005         to       12/31/2005           12.777839            14.182623            1,527.3641
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.456318             7.821582           49,824.0528
  01/01/2004         to       12/31/2004            7.821582             8.153153           18,508.2718
  01/01/2005         to       12/31/2005            8.153153             8.364763           18,991.3243
============        ====      ==========           =========            =========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.390659           16,679.0943
  01/01/2004         to       12/31/2004           10.390659            11.096537            9,583.8752
  01/01/2005         to       12/31/2005           11.096537            11.022786           23,328.1700
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.454792            11.470430           59,385.4129
  01/01/2004         to       12/31/2004           11.470430            11.796756           59,353.5524
  01/01/2005         to       12/31/2005           11.796756            11.817806           76,394.0280
============        ====      ==========           =========            =========           ===========
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.338018             7.584109            4,183.6432
  01/01/2004         to       11/19/2004            7.584109             7.746419            3,092.9512
============        ====      ==========           =========            =========           ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.260120             4.517320              561.6607
  01/01/2004         to       12/31/2004            4.517320             4.234564            1,382.5951
  01/01/2005         to       12/31/2005            4.234564             4.605918            5,388.6093
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.693210             6.014504           17,091.7506
  01/01/2004         to       12/31/2004            6.014504             6.942358            4,134.5163
  01/01/2005         to       12/31/2005            6.942358             7.796808            3,156.6210
============        ====      ==========           =========            =========           ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.416567            11.357032           15,518.3779
  01/01/2004         to       12/31/2004           11.357032            14.075075            4,148.4547
  01/01/2005         to       12/31/2005           14.075075            15.924850            3,705.8721
============        ====      ==========           =========            =========           ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998315            11.066653              944.0547
  01/01/2005         to       12/31/2005           11.066653            12.074209            1,008.2994
============        ====      ==========           =========            =========           ===========

                               2.05% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                     9.998315            10.430310
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.698978             9.759037
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.439600            10.581621
   01/01/2004                                                                    10.581621            11.625009
   01/01/2005                                                                    11.625009            12.544286
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.790361            13.729638
   01/01/2004                                                                    13.729638            14.748628
   01/01/2005                                                                    14.748628            15.852993
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.016878             9.650244
   01/01/2004                                                                     9.650244            10.298871
   01/01/2005                                                                    10.298871            11.456474
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.540735            10.302806
   01/01/2004                                                                    10.302806            11.130703
   01/01/2005                                                                    11.130703            11.382685
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    14.759517            14.680991
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.299023            10.680531
   01/01/2005                                                                    10.680531            11.550645
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.099227            10.384732
   01/01/2005                                                                    10.384732            10.899222
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.939390            10.101066
   01/01/2005                                                                    10.101066            10.340016
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                    2,293.1744
=============                                                                    ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   26,640.1823
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                   42,791.8820
   01/01/2004                                                                   29,660.1581
   01/01/2005                                                                   30,891.3113
=============                                                                   ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   39,761.3917
   01/01/2004                                                                   29,664.2712
   01/01/2005                                                                   31,054.6960
=============                                                                   ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   17,861.2693
   01/01/2004                                                                    5,227.1116
   01/01/2005                                                                    4,666.9809
=============                                                                   ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   29,777.9301
   01/01/2004                                                                   45,028.8552
   01/01/2005                                                                   47,180.8013
=============                                                                   ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                   ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   28,528.5081
   01/01/2005                                                                   38,734.2824
=============                                                                   ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    1,720.8083
   01/01/2005                                                                   84,052.1169
=============                                                                   ===========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                        0.0000
=============                                                                   ===========

              2.05% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.239085            10.595495           238,796.3296
   01/01/2005                                 10.595495            11.328352           327,650.2096
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.009318            10.221193             5,189.8661
   01/01/2005                                 10.221193            10.596466            11,023.8437
=============                                 =========            =========           ============

CLASS L




                                 2.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.833517               10.0000
  01/01/2002         to       12/31/2002           11.833517             8.400363            1,417.0016
  01/01/2003         to       12/31/2003            8.400363            11.423010              641.9661
  01/01/2004         to       12/31/2004           11.423010            11.904457              381.7238
  01/01/2005         to       12/31/2005           11.904457            12.621405              189.8980
============        ====      ==========           =========            =========            ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998274            11.915717              821.5461
  01/01/2005         to       12/31/2005           11.915717            13.131686              338.5281
============        ====      ==========           =========            =========            ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.918227               10.0000
  01/01/2002         to       12/31/2002           10.918227             8.756916              432.1212
  01/01/2003         to       12/31/2003            8.756916            11.573593            1,232.7649
  01/01/2004         to       12/31/2004           11.573593            13.658428            1,388.6131
  01/01/2005         to       12/31/2005           13.658428            15.279629            1,106.8697
============        ====      ==========           =========            =========            ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            8.648464             7.273333               11.5627
  01/01/2002         to       12/31/2002            7.273333             5.139555              429.2750
  01/01/2003         to       12/31/2003            5.139555             6.587999            3,723.4916
  01/01/2004         to       12/31/2004            6.587999             6.995213            4,292.8233
  01/01/2005         to       12/31/2005            6.995213             7.780271            3,901.3076
============        ====      ==========           =========            =========            ==========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.973778               10.0000
  01/01/2002         to       12/31/2002           10.973778             9.583231              446.3510
  01/01/2003         to       12/31/2003            9.583231            11.840454            1,823.8013
  01/01/2004         to       12/31/2004           11.840454            13.263532            1,899.6210
  01/01/2005         to       12/31/2005           13.263532            14.035421            1,235.3380
============        ====      ==========           =========            =========            ==========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.245890            10.613303                0.0000
============        ====      ==========           =========            =========            ==========

                                 2.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/27/2001         to       12/31/2001           14.059023            13.912076                7.1129
  01/01/2002         to       12/31/2002           13.912076            13.544852            5,698.6798
  01/01/2003         to       12/31/2003           13.544852            15.804598            6,010.9072
  01/01/2004         to       12/31/2004           15.804598            16.739148            6,886.5733
  01/01/2005         to       12/31/2005           16.739148            16.637034            4,194.5064
============        ====      ==========           =========            =========            ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/27/2001         to       12/31/2001           42.815885            41.195623                2.3356
  01/01/2002         to       12/31/2002           41.195623            33.029514            1,297.1596
  01/01/2003         to       12/31/2003           33.029514            42.283588            1,850.4923
  01/01/2004         to       12/31/2004           42.283588            46.638882            1,932.5895
  01/01/2005         to       12/31/2005           46.638882            47.221474            1,355.5018
============        ====      ==========           =========            =========            ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.519967             8.341342               10.5042
  01/01/2002         to       12/31/2002            8.341342             7.203994            3,223.6713
  01/01/2003         to       12/31/2003            7.203994             9.314826            2,263.0753
  01/01/2004         to       12/31/2004            9.314826            10.904804            4,496.9153
  01/01/2005         to       12/31/2005           10.904804            12.432570            2,378.2861
============        ====      ==========           =========            =========            ==========
 MONEY MARKET SUB-ACCOUNT
  04/27/2001         to       12/31/2001           10.064193            10.106064            6,121.0951
  01/01/2002         to       12/31/2002           10.106064            10.004520            1,077.8202
  01/01/2003         to       12/31/2003           10.004520             9.839155            1,727.6179
  01/01/2004         to       12/31/2004            9.839155             9.695915            1,516.5957
  01/01/2005         to       04/30/2005            9.695915             9.686465                0.0000
============        ====      ==========           =========            =========            ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998274            12.773556            1,646.9294
  01/01/2005         to       12/31/2005           12.773556            14.170803              658.5662
============        ====      ==========           =========            =========            ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.472551             8.426695               10.5568
  01/01/2002         to       12/31/2002            8.426695             6.210289            4,954.9408
  01/01/2003         to       12/31/2003            6.210289             7.816236            8,026.7037
  01/01/2004         to       12/31/2004            7.816236             8.143496           11,332.5115
  01/01/2005         to       12/31/2005            8.143496             8.350692            7,329.5235
============        ====      ==========           =========            =========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.387187            6,183.2691
  01/01/2004         to       12/31/2004           10.387187            11.087270            8,411.0018
  01/01/2005         to       12/31/2005           11.087270            11.008089            4,981.3900
============        ====      ==========           =========            =========           ===========

                                 2.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.985193            10.486253               10.0148
  01/01/2002         to       12/31/2002           10.486253            11.222686            9,837.4586
  01/01/2003         to       12/31/2003           11.222686            11.462669           30,559.1246
  01/01/2004         to       12/31/2004           11.462669            11.782865           32,043.4630
  01/01/2005         to       12/31/2005           11.782865            11.798004           29,672.3010
============        ====      ==========           =========            =========           ===========
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.145551             8.027613               10.9343
  01/01/2002         to       12/31/2002            8.027613             6.224695            4,650.9967
  01/01/2003         to       12/31/2003            6.224695             7.578934            3,870.3066
  01/01/2004         to       11/19/2004            7.578934             7.737709            2,617.1960
============        ====      ==========           =========            =========           ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/27/2001         to       12/31/2001            7.816198             6.064428               12.7939
  01/01/2002         to       12/31/2002            6.064428             2.925649              280.0430
  01/01/2003         to       12/31/2003            2.925649             4.514266              389.4450
  01/01/2004         to       12/31/2004            4.514266             4.229578                0.0000
  01/01/2005         to       12/31/2005            4.229578             4.598203                0.0000
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/27/2001         to       12/31/2001            9.586900             8.197496               10.4309
  01/01/2002         to       12/31/2002            8.197496             4.492007              394.3547
  01/01/2003         to       12/31/2003            4.492007             6.010409            4,169.8562
  01/01/2004         to       12/31/2004            6.010409             6.934155            5,792.2203
  01/01/2005         to       12/31/2005            6.934155             7.783715            3,615.5355
============        ====      ==========           =========            =========           ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.194000            1,656.9866
  01/01/2003         to       12/31/2003            8.194000            11.347568            2,978.6212
  01/01/2004         to       12/31/2004           11.347568            14.056302            2,757.9527
  01/01/2005         to       12/31/2005           14.056302            15.895686            1,921.3617
============        ====      ==========           =========            =========           ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998274            11.062939                0.0000
  01/01/2005         to       12/31/2005           11.062939            12.064142                0.0000
============        ====      ==========           =========            =========           ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998274            10.426811                0.0000
============        ====      ==========           =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.685895             9.742643            1,513.7153
============        ====      ==========           =========            =========           ===========

                                 2.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/27/2001         to       12/31/2001           10.855312            10.108370                9.2121
  01/01/2002         to       12/31/2002           10.108370             8.259938            4,398.5774
  01/01/2003         to       12/31/2003            8.259938            10.574416            3,426.7741
  01/01/2004         to       12/31/2004           10.574416            11.611272            4,511.9918
  01/01/2005         to       12/31/2005           11.611272            12.523219            2,922.6975
============        ====      ==========           =========            =========            ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/27/2001         to       12/31/2001           10.589457            11.891112                9.4434
  01/01/2002         to       12/31/2002           11.891112            10.588230            1,941.4794
  01/01/2003         to       12/31/2003           10.588230            13.720284            4,148.9679
  01/01/2004         to       12/31/2004           13.720284            14.731192            2,519.6432
  01/01/2005         to       12/31/2005           14.731192            15.826360            2,277.7409
============        ====      ==========           =========            =========            ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.592378            2,648.3739
  01/01/2003         to       12/31/2003            7.592378             9.642193            4,083.1136
  01/01/2004         to       12/31/2004            9.642193            10.285121            4,233.3197
  01/01/2005         to       12/31/2005           10.285121            11.435478            3,030.9562
============        ====      ==========           =========            =========            ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.832576               10.0000
  01/01/2002         to       12/31/2002           10.832576             8.218811               10.0000
  01/01/2003         to       12/31/2003            8.218811            10.291333                0.0000
  01/01/2004         to       12/31/2004           10.291333            11.112736                0.0000
  01/01/2005         to       12/31/2005           11.112736            11.358647                0.0000
============        ====      ==========           =========            =========            ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           14.682163            14.599207                0.0000
============        ====      ==========           =========            =========            ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.298755            10.679684            5,040.4488
  01/01/2005         to       12/31/2005           10.679684            11.543973            5,024.4176
============        ====      ==========           =========            =========            ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.098965            10.383908           11,789.4967
  01/01/2005         to       12/31/2005           10.383908            10.892925           26,485.1427
============        ====      ==========           =========            =========           ===========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.939131            10.100263                0.0000
  01/01/2005         to       12/31/2005           10.100263            10.334041                0.0000
============        ====      ==========           =========            =========           ===========

              2.10% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.238819            10.594654            29,613.8813
   01/01/2005                                 10.594654            11.321808            29,476.2316
=============                                 =========            =========            ===========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.009058            10.220381             7,521.7814
   01/01/2005                                 10.220381            10.590343             8,603.5844
=============                                 =========            =========            ===========

CLASS L - 4 YEAR




                          1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       04/30/2005
=============                                                       ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========



                                                                      ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                     UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                      BEGINNING OF            END OF           OUTSTANDING AT
                                                                         PERIOD               PERIOD           END OF PERIOD
1.80% SEPARATE ACCOUNT PRODUCT CHARGES                              ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                          11.561402            12.020385           65,374.1633
   01/01/2005                                                          12.020385            12.782480          103,726.7545
=============                                                          =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                          11.482833            11.939720           19,927.7659
   01/01/2005                                                          11.939720            13.197536           13,382.7119
=============                                                          =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          13.198155            13.791399           81,939.9445
   01/01/2005                                                          13.791399            15.474588           64,552.7642
=============                                                          =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                           6.793960             7.070062          261,246.4626
   01/01/2005                                                           7.070062             7.887068          217,160.1813
=============                                                          =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                          13.046235            13.392661           36,713.5887
   01/01/2005                                                          13.392661            14.214507           23,291.8155
=============                                                          =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                          10.246477            10.618538                0.0000
=============                                                          =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                          16.744634            16.918301          154,166.9455
   01/01/2005                                                          16.918301            16.865474           96,907.9733
=============                                                          =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                          45.552073            47.138957           97,968.4229
   01/01/2005                                                          47.138957            47.870784           81,951.4300
=============                                                          =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          10.453108            11.021453          144,384.7077
   01/01/2005                                                          11.021453            12.607434          167,547.5556
=============                                                          =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                           9.804967             9.799660          113,854.5075
   01/01/2005                                                           9.799660             9.799690                0.0000
=============                                                          =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                          11.859050            12.799274           27,245.8566
   01/01/2005                                                          12.799274            14.241861           61,575.1459
=============                                                          =========            =========          ============

                    1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========



                                                                                                      NUMBER OF
                                                           ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                          UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                           BEGINNING OF            END OF           OUTSTANDING AT
                                                              PERIOD               PERIOD           END OF PERIOD
                                                         ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                                8.008326             8.230659          357,874.4935
   01/01/2005                                                8.230659             8.465353          254,687.9887
=============                                                ========             ========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                               11.157290            11.142998          277,337.1341
   01/01/2005                                               11.142998            11.096573          197,131.6708
=============                                               =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                               11.858035            11.908891          398,329.9819
   01/01/2005                                               11.908891            11.959923          314,209.9923
=============                                               =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                                4.158328             4.274839           35,521.3705
   01/01/2005                                                4.274839             4.661325           26,737.4729
=============                                               =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                6.739890             7.008410          210,161.2161
   01/01/2005                                                7.008410             7.890626          149,829.3541
=============                                               =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                               13.590338            14.169346           74,639.3149
   01/01/2005                                               14.169346            16.071495           43,578.6208
=============                                               =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                               10.473024            11.085242           18,620.0919
   01/01/2005                                               11.085242            12.124664           13,123.5324
=============                                               =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                9.998521            10.447819            2,255.5610
=============                                               =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                9.799354             9.876390           79,544.2847
=============                                               =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                               11.439979            11.735525          271,643.7885
   01/01/2005                                               11.735525            12.695134          277,020.8442
=============                                               =========            =========          ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                               14.484727            14.888758           75,169.8605
   01/01/2005                                               14.888758            16.043544           45,109.0658
=============                                               =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                               10.005217            10.367887          142,638.4997
   01/01/2005                                               10.367887            11.562016          102,774.4863
=============                                               =========            =========          ============

                               1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                    10.907257           11.220948
   01/01/2005                                                                    11.220948           11.505159
=============                                                                    =========           =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.152382           15.096769
=============                                                                    =========           =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300361           10.684769
   01/01/2005                                                                    10.684769           11.584057
=============                                                                    =========           =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.100540           10.388855
   01/01/2005                                                                    10.388855           10.930758
=============                                                                    =========           =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.940683           10.105078
   01/01/2005                                                                    10.105078           10.369941
=============                                                                    =========           =========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.240415           10.599700
   01/01/2005                                                                    10.599700           11.361125
=============                                                                    =========           =========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.010620           10.225252
   01/01/2005                                                                    10.225252           10.627130
=============                                                                    =========           =========



                                                                                  NUMBER OF
                                                                                 ACCUMULATION
                                                                                    UNITS
                                                                                OUTSTANDING AT
                                                                                END OF PERIOD
                                                                              -----------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                     60,678.3751
   01/01/2005                                                                     68,951.0156
=============                                                                     ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                          0.0000
=============                                                                     ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     20,723.5113
   01/01/2005                                                                     60,759.5812
=============                                                                     ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    410,680.2058
   01/01/2005                                                                  1,203,844.2004
=============                                                                  ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                          0.0000
   01/01/2005                                                                     19,604.2195
=============                                                                  ==============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    199,062.3500
   01/01/2005                                                                    615,639.8342
=============                                                                  ==============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    123,942.8252
   01/01/2005                                                                    568,705.7939
=============                                                                  ==============

CLASS L-4 YEAR




                          1.85% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       04/30/2005
=============                                                       ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========



                                                                      ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                     UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                      BEGINNING OF            END OF           OUTSTANDING AT
                                                                         PERIOD               PERIOD           END OF PERIOD
1.85% SEPARATE ACCOUNT PRODUCT CHARGES                              ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                          11.543348            12.000973           19,647.6519
   01/01/2005                                                          12.000973            12.755483           16,828.2149
=============                                                          =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                          11.479597            11.935719            4,541.9924
   01/01/2005                                                          11.935719            13.186545            2,102.8364
=============                                                          =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          13.177573            13.769159           23,570.3897
   01/01/2005                                                          13.769159            15.441940           19,479.6146
=============                                                          =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                           6.784586             7.059930           25,325.6106
   01/01/2005                                                           7.059930             7.871843           15,413.2740
=============                                                          =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                          13.025894            13.371066           10,509.4317
   01/01/2005                                                          13.371066            14.184521            6,175.3970
=============                                                          =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                          10.246380            10.617665                0.0000
=============                                                          =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                          16.721387            16.893911           36,923.8076
   01/01/2005                                                          16.893911            16.832770           19,007.2290
=============                                                          =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                          45.488140            47.070287           17,882.4024
   01/01/2005                                                          47.070287            47.777236           13,207.8483
=============                                                          =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          10.438688            11.005663           28,654.5613
   01/01/2005                                                          11.005663            12.578868           16,336.4049
=============                                                          =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                           9.791411             9.785589            6,527.3076
   01/01/2005                                                           9.785589             9.784024                0.0000
=============                                                          =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                          11.855709            12.794986            6,815.4922
   01/01/2005                                                          12.794986            14.230000            2,722.6457
=============                                                          =========            =========           ===========

                    1.85% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========



                                                                                                      NUMBER OF
                                                           ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                          UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                           BEGINNING OF            END OF           OUTSTANDING AT
                                                              PERIOD               PERIOD           END OF PERIOD
                                                         ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                                7.997267             8.218854           85,476.8401
   01/01/2005                                                8.218854             8.449002           59,714.0507
=============                                                ========             ========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                               11.148571            11.133696           39,069.1618
   01/01/2005                                               11.133696            11.081785           20,411.2429
=============                                               =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                               11.841670            11.891821           93,951.8384
   01/01/2005                                               11.891821            11.936829           47,189.6470
=============                                               =========            =========           ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                                4.152603             4.268726            9,803.4780
   01/01/2005                                                4.268726             4.652342            5,986.6452
=============                                               =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                6.730543             6.998318           32,078.6040
   01/01/2005                                                6.998318             7.875340           16,264.1915
=============                                               =========            =========           ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                               13.572920            14.150432           28,511.5300
   01/01/2005                                               14.150432            16.042051           21,238.9988
=============                                               =========            =========           ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                               10.470070            11.081524            1,664.4029
   01/01/2005                                               11.081524            12.114562            1,287.8175
=============                                               =========            =========           ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                9.998479            10.444315                0.0000
=============                                               =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                9.783649             9.857293            5,188.6643
=============                                               =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                               11.424151            11.718663           59,000.8392
   01/01/2005                                               11.718663            12.670581           44,207.9156
=============                                               =========            =========           ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                               14.464712            14.867391           24,239.5929
   01/01/2005                                               14.867391            16.012543           19,040.0157
=============                                               =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                                9.992406            10.354060           30,437.0721
   01/01/2005                                               10.354060            11.540848           22,077.1227
=============                                               =========            =========           ===========

                               1.85% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                    10.890240           11.202844
   01/01/2005                                                                    11.202844           11.479328
=============                                                                    =========           =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.072970           15.012670
=============                                                                    =========           =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300094           10.683922
   01/01/2005                                                                    10.683922           11.577371
=============                                                                    =========           =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.100278           10.388031
   01/01/2005                                                                    10.388031           10.924448
=============                                                                    =========           =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.940425           10.104276
   01/01/2005                                                                    10.104276           10.363953
=============                                                                    =========           =========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.240149           10.598859
   01/01/2005                                                                    10.598859           11.354567
=============                                                                    =========           =========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.010360           10.224440
   01/01/2005                                                                    10.224440           10.620994
=============                                                                    =========           =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                   30,675.7012
   01/01/2005                                                                   22,259.9211
=============                                                                   ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    1,485.1557
=============                                                                   ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   58,272.9860
   01/01/2005                                                                   60,884.2895
=============                                                                   ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  105,110.1233
   01/01/2005                                                                  177,168.2942
=============                                                                  ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                        0.0000
=============                                                                  ============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  193,257.4719
   01/01/2005                                                                  208,420.4119
=============                                                                  ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   89,882.7923
   01/01/2005                                                                  181,023.1491
=============                                                                  ============

CLASS L-4 YEAR




                          1.95% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       04/30/2005
=============                                                       ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========



                                                                      ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                     UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                      BEGINNING OF            END OF           OUTSTANDING AT
                                                                         PERIOD               PERIOD           END OF PERIOD
1.95% SEPARATE ACCOUNT PRODUCT CHARGES                              ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                          11.507345            11.962265           39,272.8328
   01/01/2005                                                          11.962265            12.701673           27,390.0691
=============                                                          =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                          11.473123            11.927714           13,117.6965
   01/01/2005                                                          11.927714            13.164574           14,942.1157
=============                                                          =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          13.136478            13.724756           51,262.8568
   01/01/2005                                                          13.724756            15.376806           48,715.3119
=============                                                          =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                           6.760362             7.033972           60,707.6907
   01/01/2005                                                           7.033972             7.835087           34,870.7707
=============                                                          =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                          12.985300            13.327972           24,918.9466
   01/01/2005                                                          13.327972            14.124717           17,423.2529
=============                                                          =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                          10.246184            10.615920                0.0000
=============                                                          =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                          16.661729            16.831840           70,568.4381
   01/01/2005                                                          16.831840            16.754206           55,579.8667
=============                                                          =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                          45.325751            46.897242           32,994.3081
   01/01/2005                                                          46.897242            47.554144           30,929.3657
=============                                                          =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          10.401415            10.965198           57,009.2991
   01/01/2005                                                          10.965198            12.520131           47,138.0838
=============                                                          =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                           9.756480             9.749636           17,774.6124
   01/01/2005                                                           9.749636             9.744900                0.0000
=============                                                          =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                          11.849027            12.786410           21,135.1193
   01/01/2005                                                          12.786410            14.206292           18,678.6624
=============                                                          =========            =========           ===========

                    1.95% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========



                                                                                                      NUMBER OF
                                                           ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                          UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                           BEGINNING OF            END OF           OUTSTANDING AT
                                                              PERIOD               PERIOD           END OF PERIOD
                                                         ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                                7.968699             8.188620          159,638.1738
   01/01/2005                                                8.188620             8.409532          129,008.7682
=============                                                ========             ========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                               11.311138            11.115098          112,817.1060
   01/01/2005                                               11.115098            11.052243           91,851.6551
=============                                               =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                               11.799400            11.848106           72,784.1535
   01/01/2005                                               11.848106            11.881093           81,427.9624
=============                                               =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                                4.137757             4.253011           22,659.3566
   01/01/2005                                                4.253011             4.630596           12,525.1203
=============                                               =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                6.706510             6.972583           69,651.0572
   01/01/2005                                                6.972583             7.838563           62,185.4279
=============                                               =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                               13.538189            14.112717           49,760.0930
   01/01/2005                                               14.112717            15.983358           40,805.2507
=============                                               =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                               10.464160            11.074086           10,185.5232
   01/01/2005                                               11.074086            12.094369            6,167.5590
=============                                               =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                9.998397            10.437309                0.0000
=============                                               =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                9.744446             9.811288           16,389.2016
=============                                               =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                               11.383384            11.675597          119,859.8893
   01/01/2005                                               11.675597            12.611440          129,939.1347
=============                                               =========            =========          ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                               14.413114            14.812774           53,343.8305
   01/01/2005                                               14.812774            15.937823           44,827.7630
=============                                               =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                                9.966797            10.326422           55,328.1657
   01/01/2005                                               10.326422            11.498576           47,994.6670
=============                                               =========            =========          ============

                               1.95% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                    10.856263           11.166699
   01/01/2005                                                                    11.166699           11.430888
=============                                                                    =========           =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    14.915392           14.845874
=============                                                                    =========           =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.299558           10.682226
   01/01/2005                                                                    10.682226           11.564000
=============                                                                    =========           =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.099752           10.386382
   01/01/2005                                                                    10.386382           10.911828
=============                                                                    =========           =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.939907           10.102671
   01/01/2005                                                                    10.102671           10.351978
=============                                                                    =========           =========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.239617           10.597177
   01/01/2005                                                                    10.597177           11.341452
=============                                                                    =========           =========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.009839           10.222816
   01/01/2005                                                                    10.222816           10.608723
=============                                                                    =========           =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                   73,023.6797
   01/01/2005                                                                   88,979.3788
=============                                                                   ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                   ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   67,763.8261
   01/01/2005                                                                   78,477.0084
=============                                                                   ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  285,997.2739
   01/01/2005                                                                  759,848.7592
=============                                                                  ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   12,063.2264
   01/01/2005                                                                   26,787.9271
=============                                                                  ============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  557,826.7171
   01/01/2005                                                                  798,199.2440
=============                                                                  ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   80,119.5795
   01/01/2005                                                                  155,382.1150
=============                                                                  ============

CLASS L-4 YEAR




                          2.05% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       04/30/2005
=============                                                       ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                        to       12/31/2004
   01/01/2005                                                        to       12/31/2005
=============                                                       ====      ==========



                                                                      ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                     UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                      BEGINNING OF            END OF           OUTSTANDING AT
                                                                         PERIOD               PERIOD           END OF PERIOD
2.05% SEPARATE ACCOUNT PRODUCT CHARGES                              ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                          11.471458            11.923685            5,118.6215
   01/01/2005                                                          11.923685            12.648094            3,140.6678
=============                                                          =========            =========            ==========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   11/22/2004                                                          11.466653            11.919714            1,289.0714
   01/01/2005                                                          11.919714            13.142639            1,076.2170
=============                                                          =========            =========            ==========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          13.095502            13.680486            7,830.8175
   01/01/2005                                                          13.680486            15.311936            8,916.8933
=============                                                          =========            =========            ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   11/22/2004                                                           6.731773             7.003478           23,966.6841
   01/01/2005                                                           7.003478             7.793346           25,057.3892
=============                                                          =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
   11/22/2004                                                          12.944789            13.284973            4,533.2035
   01/01/2005                                                          13.284973            14.065118            5,279.0037
=============                                                          =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                                          10.245988            10.614176                0.0000
=============                                                          =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
   11/22/2004                                                          16.591450            16.759052            8,550.4680
   01/01/2005                                                          16.759052            16.665125            9,832.1153
=============                                                          =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
   11/22/2004                                                          45.135255            46.695155           14,669.3149
   01/01/2005                                                          46.695155            47.302031           14,682.6669
=============                                                          =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
   11/22/2004                                                          10.357469            10.917708            5,009.2498
   01/01/2005                                                          10.917708            12.453487            3,711.3998
=============                                                          =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT
   11/22/2004                                                           9.715240             9.707388           36,716.8708
   01/01/2005                                                           9.707388             9.699509                0.0000
=============                                                          =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
   11/22/2004                                                          11.842348            12.777839            1,698.9194
   01/01/2005                                                          12.777839            14.182623            1,527.3641
=============                                                          =========            =========           ===========

                    2.05% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                             to       12/31/2004
   01/01/2005                                             to       12/31/2005
=============                                            ====      ==========



                                                                                                      NUMBER OF
                                                           ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                          UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                           BEGINNING OF            END OF           OUTSTANDING AT
                                                              PERIOD               PERIOD           END OF PERIOD
                                                         ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
   11/22/2004                                                7.935031             8.153153           18,508.2718
   01/01/2005                                                8.153153             8.364763           18,991.3243
=============                                                ========             ========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
   11/22/2004                                               11.113738            11.096537            9,583.8752
   01/01/2005                                               11.096537            11.022786           23,328.1700
=============                                               =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
   11/22/2004                                               11.749517            11.796756           59,353.5524
   01/01/2005                                               11.796756            11.817806           76,394.0280
=============                                               =========            =========           ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   11/22/2004                                                4.120250             4.234564            1,382.5951
   01/01/2005                                                4.234564             4.605918            5,388.6093
=============                                               =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                                6.678151             6.942358            4,134.5163
   01/01/2005                                                6.942358             7.796808            3,156.6210
=============                                               =========            =========           ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   11/22/2004                                               13.503521            14.075075            4,148.4547
   01/01/2005                                               14.075075            15.924850            3,705.8721
=============                                               =========            =========           ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   11/22/2004                                               10.458252            11.066653              944.0547
   01/01/2005                                               11.066653            12.074209            1,008.2994
=============                                               =========            =========           ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                9.998315            10.430310            2,293.1744
=============                                               =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                9.698978             9.759037           26,640.1823
=============                                               =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   11/22/2004                                               11.335272            11.625009           29,660.1581
   01/01/2005                                               11.625009            12.544286           30,891.3113
=============                                               =========            =========           ===========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   11/22/2004                                               14.352231            14.748628           29,664.2712
   01/01/2005                                               14.748628            15.852993           31,054.6960
=============                                               =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   11/22/2004                                                9.941268            10.298871            5,227.1116
   01/01/2005                                               10.298871            11.456474            4,666.9809
=============                                               =========            =========           ===========

                               2.05% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                    10.822423           11.130703
   01/01/2005                                                                    11.130703           11.382685
=============                                                                    =========           =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    14.759517           14.680991
=============                                                                    =========           =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.299023           10.680531
   01/01/2005                                                                    10.680531           11.550645
=============                                                                    =========           =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.099227           10.384732
   01/01/2005                                                                    10.384732           10.899222
=============                                                                    =========           =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.939390           10.101066
   01/01/2005                                                                    10.101066           10.340016
=============                                                                    =========           =========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.239085           10.595495
   01/01/2005                                                                    10.595495           11.328352
=============                                                                    =========           =========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.009318           10.221193
   01/01/2005                                                                    10.221193           10.596466
=============                                                                    =========           =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   11/22/2004                                                                   45,028.8552
   01/01/2005                                                                   47,180.8013
=============                                                                   ===========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                   ===========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   28,528.5081
   01/01/2005                                                                   38,734.2824
=============                                                                   ===========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    1,720.8083
   01/01/2005                                                                   84,052.1169
=============                                                                   ===========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                        0.0000
=============                                                                   ===========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  238,796.3296
   01/01/2005                                                                  327,650.2096
=============                                                                  ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    5,189.8661
   01/01/2005                                                                   11,023.8437
=============                                                                  ============

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and General American Life Insurance Company are included herein.


The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.


The financial statements of General American Life Insurance Company have been included because for Class L contracts issued on or before December 31, 2002, General American Life Insurance Company agreed to ensure that the Company will have sufficient funds to meet its obligations under the contracts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MetLife Investors Insurance Company of California and
Contract Owners of MetLife Investors Variable Annuity Account Five:

We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1 to the financial statements) comprising MetLife Investors Variable Annuity Account Five (the Separate Account) of MetLife Investors Insurance Company of California as of
December 31, 2005, the related statement of operations for each of the periods in the year then ended, the statements of changes in net assets for each of the periods in the two- year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the sub-accounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of MetLife Investors Variable Annuity Account Five of MetLife Investors Insurance Company of California as of December 31, 2005, the results of their operations for each of the periods in the year then ended, the changes in their net assets for each of the periods in the two-year period then ended, and their financial highlights for each of the periods in the five-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
March 31, 2006
(November 3, 2006 as to Note 7)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     Met Investors
                                        -----------------------------------------------------------------------------
                                        Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett
                                        Growth and   Growth and      Bond         Bond        Growth       Growth
                                          Income       Income      Debenture    Debenture   Opportunity  Opportunity
                                         Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B
                                        ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors):
Met Investors Lord Abbett Growth and
 Income Portfolio                       $ 58,784,287 $          - $          - $          - $          - $          -
   2,130,637 shares; cost $47,219,033
Met Investors Lord Abbett Growth and
 Income Portfolio B                                -   51,085,794            -            -            -            -
   1,863,085 shares; cost $43,615,065
Met Investors Lord Abbett Bond
 Debenture Portfolio                               -            -    7,961,112            -            -            -
   648,299 shares; cost $7,687,903
Met Investors Lord Abbett Bond
 Debenture Portfolio B                             -            -            -   23,433,252            -            -
   1,922,334 shares; cost $22,956,140
Met Investors Lord Abbett Growth
 Opportunity Portfolio                             -            -            -            -    1,536,324            -
   150,768 shares; cost $1,152,174
Met Investors Lord Abbett Growth
 Opportunity Portfolio B                           -            -            -            -            -    2,830,970
   281,969 shares; cost $2,453,843
Met Investors Lord Abbett Mid-Cap
 Value Portfolio                                   -            -            -            -            -            -
   312,717 shares; cost $5,228,189
Met Investors Lord Abbett Mid-Cap
 Value Portfolio B                                 -            -            -            -            -            -
   804,750 shares; cost $14,607,277
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                         58,784,287   51,085,794    7,961,112   23,433,252    1,536,324    2,830,970
Cash and Accounts Receivable                       -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -            -            1            -            1            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                            $ 58,784,287   51,085,794    7,961,113   23,433,252    1,536,325    2,830,970
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1            -            -            -            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $ 58,784,287   51,085,793    7,961,113   23,433,252    1,536,325    2,830,970
                                        ============ ============ ============ ============ ============ ============
Outstanding Units                          1,231,925    1,046,799      463,506    1,364,065      150,720      278,359
Unit Fair Values                        $      14.23 $      47.00 $      12.90 $      12.42 $      10.19 $       9.82
                                                  to           to           to           to           to           to
                                        $      53.80 $      52.55 $      17.40 $      18.12 $      10.45 $      10.38

                                        --------------------------
                                        Lord Abbett  Lord Abbett
                                          Mid-Cap      Mid-Cap
                                           Value        Value
                                         Portfolio   Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors):
Met Investors Lord Abbett Growth and
 Income Portfolio                       $          - $          -
   2,130,637 shares; cost $47,219,033
Met Investors Lord Abbett Growth and
 Income Portfolio B                                -            -
   1,863,085 shares; cost $43,615,065
Met Investors Lord Abbett Bond
 Debenture Portfolio                               -            -
   648,299 shares; cost $7,687,903
Met Investors Lord Abbett Bond
 Debenture Portfolio B                             -            -
   1,922,334 shares; cost $22,956,140
Met Investors Lord Abbett Growth
 Opportunity Portfolio                             -            -
   150,768 shares; cost $1,152,174
Met Investors Lord Abbett Growth
 Opportunity Portfolio B                           -            -
   281,969 shares; cost $2,453,843
Met Investors Lord Abbett Mid-Cap
 Value Portfolio                           7,026,738            -
   312,717 shares; cost $5,228,189
Met Investors Lord Abbett Mid-Cap
 Value Portfolio B                                 -   17,929,823
   804,750 shares; cost $14,607,277
                                        ------------ ------------
Total Investments                          7,026,738   17,929,823
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           5            -
                                        ------------ ------------
Total Assets                               7,026,743   17,929,823
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1
                                        ------------ ------------
NET ASSETS                                 7,026,743   17,929,822
                                        ============ ============
Outstanding Units                            276,077      706,363
Unit Fair Values                        $      24.65 $      24.02
                                                  to           to
                                        $      25.56 $      26.45

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       Met Investors
                                        ---------------------------------------------------------------------------------
                                        Lord Abbett   Met/Putnam    Met/Putnam   Oppenheimer  Oppenheimer      PIMCO
                                         America's      Capital       Capital      Capital      Capital      Inflation
                                           Value     Opportunities Opportunities Appreciation Appreciation Protected Bond
                                        Portfolio B    Portfolio    Portfolio B   Portfolio   Portfolio B   Portfolio B
                                        ------------ ------------- ------------- ------------ ------------ --------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lord Abbett America's
 Value Portfolio B                      $  6,253,220 $          -  $          -  $          - $          -  $          -
   444,753 shares; cost $5,807,923
Met Investors Met/Putnam Capital
 Opportunities Portfolio                           -    4,523,393             -             -            -             -
   291,644 shares; cost $3,695,230
Met Investors Met/Putnam Capital
 Opportunities Portfolio B                         -            -       542,638             -            -             -
   35,328 shares; cost $397,158
Met Investors Oppenheimer Capital
 Appreciation Portfolio                            -            -             -     2,018,205            -             -
   232,245 shares; cost $1,868,592
Met Investors Oppenheimer Capital
 Appreciation Portfolio B                          -            -             -             -   14,175,268             -
   1,644,463 shares; cost $13,570,809
Met Investors PIMCO Inflation
 Protected Bond Portfolio B                        -            -             -             -            -    12,668,248
   1,177,346 shares; cost $12,547,979
Met Investors Janus Aggressive Growth
 Portfolio                                         -            -             -             -            -             -
   213,452 shares; cost $1,475,651
Met Investors Janus Aggressive Growth
 Portfolio B                                       -            -             -             -            -             -
   1,433,052 shares; cost $9,917,417
                                        ------------ ------------  ------------  ------------ ------------  ------------
Total Investments                          6,253,220    4,523,393       542,638     2,018,205   14,175,268    12,668,248
Cash and Accounts Receivable                       -            -             -             -            -             -
Due from MetLife Investors Insurance
 Company                                           -            1             -             1            -             -
                                        ------------ ------------  ------------  ------------ ------------  ------------
Total Assets                            $  6,253,220    4,523,394       542,638     2,018,206   14,175,268    12,668,248
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            -             -             -            1             3
                                        ------------ ------------  ------------  ------------ ------------  ------------
NET ASSETS                              $  6,253,220    4,523,394       542,638     2,018,206   14,175,267    12,668,245
                                        ============ ============  ============  ============ ============  ============
Outstanding Units                            433,986      255,463        30,510       190,414    1,662,013     1,139,393
Unit Fair Values                        $      14.08 $       8.42  $      15.16  $      10.60 $       8.31  $      10.93
                                                  to           to            to                         to            to
                                        $      14.52 $      17.91  $      18.17               $       8.91  $      11.25

                                        --------------------------
                                           Janus        Janus
                                         Aggressive  Aggressive
                                           Growth      Growth
                                         Portfolio   Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lord Abbett America's
 Value Portfolio B                      $          - $          -
   444,753 shares; cost $5,807,923
Met Investors Met/Putnam Capital
 Opportunities Portfolio                           -            -
   291,644 shares; cost $3,695,230
Met Investors Met/Putnam Capital
 Opportunities Portfolio B                         -            -
   35,328 shares; cost $397,158
Met Investors Oppenheimer Capital
 Appreciation Portfolio                            -            -
   232,245 shares; cost $1,868,592
Met Investors Oppenheimer Capital
 Appreciation Portfolio B                          -            -
   1,644,463 shares; cost $13,570,809
Met Investors PIMCO Inflation
 Protected Bond Portfolio B                        -            -
   1,177,346 shares; cost $12,547,979
Met Investors Janus Aggressive Growth
 Portfolio                                 1,857,030            -
   213,452 shares; cost $1,475,651
Met Investors Janus Aggressive Growth
 Portfolio B                                       -   12,324,244
   1,433,052 shares; cost $9,917,417
                                        ------------ ------------
Total Investments                          1,857,030   12,324,244
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                               1,857,030   12,324,244
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1
                                        ------------ ------------
NET ASSETS                                 1,857,030   12,324,243
                                        ============ ============
Outstanding Units                            167,265    1,546,320
Unit Fair Values                        $      11.10 $       7.74
                                                               to
                                                     $       8.06

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       Met Investors
                                        --------------------------------------------------------------------------------
                                           PIMCO        PIMCO         RCM      T. Rowe Price T. Rowe Price      MFS
                                        Total Return Total Return   Global        Mid-Cap       Mid-Cap      Research
                                            Bond         Bond     Technology      Growth        Growth     International
                                         Portfolio   Portfolio B  Portfolio B    Portfolio    Portfolio B    Portfolio
                                        ------------ ------------ ------------ ------------- ------------- -------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors PIMCO Total Return Bond
 Portfolio                              $  4,656,137 $          - $          - $          -  $          -  $          -
   401,391 shares; cost $4,550,291
Met Investors PIMCO Total Return Bond
 Portfolio B                                       -   31,650,665            -            -             -             -
   2,752,232 shares; cost $31,530,548
Met Investors RCM Global Technology
 Portfolio B                                       -            -    1,030,919            -             -             -
   204,142 shares; cost $878,118
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio                                  -            -            -    2,190,426             -             -
   258,001 shares; cost $1,695,517
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio B                                -            -            -            -    12,242,441             -
   1,460,912 shares; cost $9,389,591
Met Investors MFS Research
 International Portfolio                           -            -            -            -             -     6,083,031
   467,926 shares; cost $4,197,734
Met Investors MFS Research
 International Portfolio B                         -            -            -            -             -             -
   1,248,961 shares; cost $13,298,108
Met Investors AIM Small-Cap Growth
 Portfolio B                                       -            -            -            -             -             -
   753,761 shares; cost $8,912,059
                                        ------------ ------------ ------------ ------------  ------------  ------------
Total Investments                          4,656,137   31,650,665    1,030,919    2,190,426    12,242,441     6,083,031
Cash and Accounts Receivable                       -            -            -            -             -             -
Due from MetLife Investors Insurance
 Company                                           1            -            -            1             -             1
                                        ------------ ------------ ------------ ------------  ------------  ------------
Total Assets                            $  4,656,138   31,650,665    1,030,919    2,190,427    12,242,441     6,083,032
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            4            -            -             3             -
                                        ------------ ------------ ------------ ------------  ------------  ------------
NET ASSETS                              $  4,656,138   31,650,661    1,030,919    2,190,427    12,242,438     6,083,032
                                        ============ ============ ============ ============  ============  ============
Outstanding Units                            377,259    2,614,749      219,715      270,568     1,537,676       338,829
Unit Fair Values                        $      12.34 $      11.74 $       4.58 $       7.99  $       7.75  $      12.72
                                                  to           to           to           to            to            to
                                        $      12.68 $      12.59 $       4.76 $       8.15  $       8.30  $      18.32

                                        ---------------------------
                                             MFS          AIM
                                          Research     Small-Cap
                                        International   Growth
                                         Portfolio B  Portfolio B
                                        ------------- ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors PIMCO Total Return Bond
 Portfolio                              $          -  $          -
   401,391 shares; cost $4,550,291
Met Investors PIMCO Total Return Bond
 Portfolio B                                       -             -
   2,752,232 shares; cost $31,530,548
Met Investors RCM Global Technology
 Portfolio B                                       -             -
   204,142 shares; cost $878,118
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio                                  -             -
   258,001 shares; cost $1,695,517
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio B                                -             -
   1,460,912 shares; cost $9,389,591
Met Investors MFS Research
 International Portfolio                           -             -
   467,926 shares; cost $4,197,734
Met Investors MFS Research
 International Portfolio B                16,161,563             -
   1,248,961 shares; cost $13,298,108
Met Investors AIM Small-Cap Growth
 Portfolio B                                       -    10,183,314
   753,761 shares; cost $8,912,059
                                        ------------  ------------
Total Investments                         16,161,563    10,183,314
Cash and Accounts Receivable                       -             -
Due from MetLife Investors Insurance
 Company                                           -             -
                                        ------------  ------------
Total Assets                              16,161,563    10,183,314
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           9             1
                                        ------------  ------------
NET ASSETS                                16,161,554    10,183,313
                                        ============  ============
Outstanding Units                          1,266,878       789,854
Unit Fair Values                        $      12.37  $      12.54
                                                  to            to
                                        $      13.26  $      13.04

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                  Met Investors
                                     -------------------------------------------------------------------------------------------
                                                     Harris       Met/AIM    Third Avenue Third Avenue  Neuberger    Neuberger
                                       Lazard        Oakmark     Small-Cap    Small-Cap    Small-Cap     Berman       Berman
                                       Mid-Cap    International   Growth        Value        Value     Real Estate  Real Estate
                                     Portfolio B   Portfolio B   Portfolio    Portfolio   Portfolio B   Portfolio   Portfolio B
                                     ------------ ------------- ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lazard Mid-Cap
 Portfolio B                         $  3,606,558 $          -  $          - $          - $          - $          - $          -
   265,774 shares; cost $3,349,434
Met Investors Harris Oakmark
 International Portfolio B                      -   10,792,417             -            -            -            -            -
   669,920 shares; cost $8,685,336
Met Investors Met/AIM Small-Cap
 Growth Portfolio                               -            -       299,962            -            -            -            -
   21,959 shares; cost $264,811
Met Investors Third Avenue Small-Cap
 Value Portfolio                                -            -             -      444,732            -            -            -
   26,775 shares; cost $370,142
Met Investors Third Avenue Small-Cap
 Value Portfolio B                              -            -             -            -    9,232,251                         -
   557,840 shares; cost $7,137,505
Met Investors Neuberger Berman Real
 Estate Portfolio                               -            -             -            -            -      821,171            -
   58,033 shares; cost $715,304
Met Investors Neuberger Berman Real
 Estate Portfolio B                             -            -             -            -            -            -    7,836,678
   555,399 shares; cost $6,768,211
Met Investors Turner Mid-Cap Growth
 Portfolio B                                    -            -             -            -            -            -            -
   86,982 shares; cost $872,907
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
Total Investments                       3,606,558   10,792,417       299,962      444,732    9,232,251      821,171    7,836,678
Cash and Accounts Receivable                    -            -             -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                        -            -             -            -            -            -            -
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
Total Assets                         $  3,606,558   10,792,417       299,962      444,732    9,232,251      821,171    7,836,678
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -            1             -            -            3            1            1
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $  3,606,558   10,792,416       299,962      444,732    9,232,248      821,170    7,836,677
                                     ============ ============  ============ ============ ============ ============ ============
Outstanding Units                         252,387      694,932        40,203       24,670      571,711       39,242      548,137
Unit Fair Values                     $      13.95 $      15.18  $       7.46 $      16.13 $      15.81 $      20.93 $      14.11
                                               to           to                         to           to                        to
                                     $      14.50 $      15.78               $      18.08 $      16.35              $      14.49

                                     -------------
                                       Turner
                                       Mid-Cap
                                       Growth
                                     Portfolio B
                                     ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lazard Mid-Cap
 Portfolio B                         $          -
   265,774 shares; cost $3,349,434
Met Investors Harris Oakmark
 International Portfolio B                      -
   669,920 shares; cost $8,685,336
Met Investors Met/AIM Small-Cap
 Growth Portfolio                               -
   21,959 shares; cost $264,811
Met Investors Third Avenue Small-Cap
 Value Portfolio                                -
   26,775 shares; cost $370,142
Met Investors Third Avenue Small-Cap
 Value Portfolio B                              -
   557,840 shares; cost $7,137,505
Met Investors Neuberger Berman Real
 Estate Portfolio                               -
   58,033 shares; cost $715,304
Met Investors Neuberger Berman Real
 Estate Portfolio B                             -
   555,399 shares; cost $6,768,211
Met Investors Turner Mid-Cap Growth
 Portfolio B                            1,051,608
   86,982 shares; cost $872,907
                                     ------------
Total Investments                       1,051,608
Cash and Accounts Receivable                    -
Due from MetLife Investors Insurance
 Company                                        -
                                     ------------
Total Assets                            1,051,608
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        2
                                     ------------
NET ASSETS                              1,051,606
                                     ============
Outstanding Units                          86,600
Unit Fair Values                     $      12.01
                                               to
                                     $      12.34

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     Met Investors
                                        ------------------------------------------------------------------------------
                                        Goldman Sachs  Defensive     Moderate     Balanced      Growth     Aggressive
                                           Mid-Cap     Strategy      Strategy     Strategy     Strategy     Strategy
                                            Value       Fund of      Fund of      Fund of      Fund of      Fund of
                                         Portfolio B    Fund B        Fund B       Fund B       Fund B       Fund B
                                        ------------- ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Goldman Sachs Mid-Cap
 Value Portfolio B                      $  2,291,365  $          - $          - $          - $          - $          -
   182,579 shares; cost $2,100,578
Met Investors Defensive Strategy Fund
 of Fund B                                         -     4,652,330            -            -            -            -
   452,121 shares; cost $4,500,592
Met Investors Moderate Strategy Fund
 of Fund B                                         -             -   28,626,945            -            -            -
   2,708,320 shares; cost $27,412,240
Met Investors Balanced Strategy Fund of
 Fund B                                            -             -            -   85,583,664            -            -
   7,837,332 shares; cost $81,066,113
Met Investors Growth Strategy Fund of
 Fund B                                            -             -            -            -   75,989,322            -
   6,665,730 shares; cost $70,609,484
Met Investors Aggressive Strategy Fund
 of Fund B                                         -             -            -            -            -    7,713,432
   660,397 shares; cost $7,006,571
Met Investors Van Kampen Comstock
 Portfolio B                                       -             -            -            -            -            -
   306,429 shares; cost $3,123,708
Met Investors Cyclical Growth ETF
 Portfolio B                                       -             -            -            -            -            -
   4,001 shares; cost $40,794
                                        ------------  ------------ ------------ ------------ ------------ ------------
Total Investments                          2,291,365     4,652,330   28,626,945   85,583,664   75,989,322    7,713,432
Cash and Accounts Receivable                       -             -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -             -            -            -            -            -
                                        ------------  ------------ ------------ ------------ ------------ ------------
Total Assets                            $  2,291,365     4,652,330   28,626,945   85,583,664   75,989,322    7,713,432
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -             3            4            3            2            1
                                        ------------  ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $  2,291,365     4,652,327   28,626,941   85,583,661   75,989,320    7,713,431
                                        ============  ============ ============ ============ ============ ============
Outstanding Units                            173,267       448,336    2,689,712    7,822,973    6,681,818      665,696
Unit Fair Values                        $      13.08  $      10.30 $      10.56 $      10.86 $      11.29 $      11.51
                                                  to            to           to           to           to           to
                                        $      13.43  $      10.43 $      10.69 $      10.99 $      11.43 $      11.65

                                        --------------------------

                                        Van Kampen    Cyclical
                                         Comstock    Growth ETF
                                        Portfolio B  Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Goldman Sachs Mid-Cap
 Value Portfolio B                      $          - $          -
   182,579 shares; cost $2,100,578
Met Investors Defensive Strategy Fund
 of Fund B                                         -            -
   452,121 shares; cost $4,500,592
Met Investors Moderate Strategy Fund
 of Fund B                                         -            -
   2,708,320 shares; cost $27,412,240
Met Investors Balanced Strategy Fund of
 Fund B                                            -            -
   7,837,332 shares; cost $81,066,113
Met Investors Growth Strategy Fund of
 Fund B                                            -            -
   6,665,730 shares; cost $70,609,484
Met Investors Aggressive Strategy Fund
 of Fund B                                         -            -
   660,397 shares; cost $7,006,571
Met Investors Van Kampen Comstock
 Portfolio B                               3,183,797            -
   306,429 shares; cost $3,123,708
Met Investors Cyclical Growth ETF
 Portfolio B                                       -       40,571
   4,001 shares; cost $40,794
                                        ------------ ------------
Total Investments                          3,183,797       40,571
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                               3,183,797       40,571
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           1            -
                                        ------------ ------------
NET ASSETS                                 3,183,796       40,571
                                        ============ ============
Outstanding Units                            303,632        3,990
Unit Fair Values                        $      10.41 $      10.16
                                                  to           to
                                        $      10.52 $      10.17

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                           Met Investors                                   Russell
                                     ------------------------- ------------------------------------------------------
                                      Cyclical
                                     Growth and    Legg Mason  Multi-Style   Aggressive
                                     Income ETF   Value Equity   Equity        Equity      Non-U.S.       Core Bond
                                     Portfolio B  Portfolio B     Fund          Fund         Fund           Fund
                                     ------------ ------------ ------------ ------------ ------------    ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Cyclical Growth and
 Income ETF Portfolio B              $     67,454 $          - $          - $          - $          -    $          -
   6,672 shares; cost $67,600
Met Investors Legg Mason Value
 Equity Portfolio B                             -            -            -            -            -               -
   - shares; cost $0
Russell Insurance Funds (Russell):
Russell Multi-Style Equity Fund                 -            -    3,300,258            -            -               -
   246,841 shares; cost $3,452,045
Russell Aggressive Equity Fund                  -            -            -      585,928            -               -
   40,690 shares; cost $511,549
Russell Non-U.S. Fund                           -            -            -            -    1,620,218               -
   127,777 shares; cost $1,383,831
Russell Core Bond Fund                          -            -            -            -            -       2,366,951
   231,374 shares; cost $2,366,646
Russell Real Estate Securities Fund             -            -            -            -            -               -
   20,644 shares; cost $251,305
AIM Variable Insurance Funds, Inc.
 (AIM):
AIM Capital Appreciation Fund                   -            -            -            -            -               -
   91,074 shares; cost $2,697,807
                                     ------------ ------------ ------------ ------------ ------------    ------------
Total Investments                          67,454            -    3,300,258      585,928    1,620,218       2,366,951
Cash and Accounts Receivable                    -                         -            -            -               -
Due from MetLife Investors Insurance
 Company                                        -                         2            1            -               3
                                     ------------ ------------ ------------ ------------ ------------    ------------
Total Assets                               67,454            -    3,300,260      585,929    1,620,218       2,366,954
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -                         -            -            -               -
                                     ------------ ------------ ------------ ------------ ------------    ------------
NET ASSETS                           $     67,454            -    3,300,260      585,929    1,620,218       2,366,954
                                     ============ ============ ============ ============ ============    ============
Outstanding Units                           6,658                   277,883       43,722      113,408         169,522
Unit Fair Values                     $      10.12 $      10.61 $      11.88 $      13.40 $      14.29    $      13.96
                                               to           to
                                     $      10.13 $      10.63

                                                      AIM
                                     ----------   ------------

                                     Real Estate    Capital
                                     Securities   Appreciation
                                        Fund          Fund
                                     ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Cyclical Growth and
 Income ETF Portfolio B              $          - $          -
   6,672 shares; cost $67,600
Met Investors Legg Mason Value
 Equity Portfolio B                             -            -
   - shares; cost $0
Russell Insurance Funds (Russell):
Russell Multi-Style Equity Fund                 -            -
   246,841 shares; cost $3,452,045
Russell Aggressive Equity Fund                  -            -
   40,690 shares; cost $511,549
Russell Non-U.S. Fund                           -            -
   127,777 shares; cost $1,383,831
Russell Core Bond Fund                          -            -
   231,374 shares; cost $2,366,646
Russell Real Estate Securities Fund       356,731            -
   20,644 shares; cost $251,305
AIM Variable Insurance Funds, Inc.
 (AIM):
AIM Capital Appreciation Fund                   -    2,247,715
   91,074 shares; cost $2,697,807
                                     ------------ ------------
Total Investments                         356,731    2,247,715
Cash and Accounts Receivable                    -            -
Due from MetLife Investors Insurance
 Company                                        2            -
                                     ------------ ------------
Total Assets                              356,733    2,247,715
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -            3
                                     ------------ ------------
NET ASSETS                                356,733    2,247,712
                                     ============ ============
Outstanding Units                          13,869      202,445
Unit Fair Values                     $      25.72 $       6.54
                                                            to
                                                  $      12.25

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                           AIM                           Scudder II             MFS
                                         ---------------------------------------- ------------------------- ------------

                                           Capital    International International  Small-Cap    Government   Investors
                                         Appreciation    Growth        Growth       Growth      Securities     Trust
                                            Fund B        Fund         Fund B      Portfolio    Portfolio    Series B
                                         ------------ ------------- ------------- ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
AIM Variable Insurance
 Funds, Inc. (AIM), continued:
AIM Capital Appreciation Fund B          $    106,062 $          -  $          -  $          - $          - $          -
   4,341 shares; cost $84,252
AIM International Growth Fund                       -      342,819             -             -            -            -
   14,796 shares; cost $293,005
AIM International Growth Fund B                     -            -     1,003,751             -            -            -
   43,641 shares; cost $869,613
Scudder Variable Series II (Scudder II):
Scudder II Small-Cap Growth Portfolio               -            -             -       183,892            -            -
   13,642 shares; cost $235,863
Scudder II Government Securities
 Portfolio                                          -            -             -             -      281,570            -
   22,967 shares; cost $278,075
MFS Variable Insurance Trust (MFS):
MFS Investors Trust Series B                        -            -             -             -            -    1,284,034
   66,912 shares; cost $1,079,712
Metropolitan Series Funds, Inc.
 (MetLife):
MetLife Davis Venture Value A                       -            -             -             -            -            -
   5,991 shares; cost $159,220
MetLife Davis Venture Value E                       -            -             -             -            -            -
   1,046,940 shares; cost $26,782,854
                                         ------------ ------------  ------------  ------------ ------------ ------------
Total Investments                             106,062      342,819     1,003,751       183,892      281,570    1,284,034
Cash and Accounts Receivable                        -            -             -             -            -            -
Due from MetLife Investors Insurance
 Company                                            -            -             1             1            1            -
                                         ------------ ------------  ------------  ------------ ------------ ------------
Total Assets                             $    106,062      342,819     1,003,752       183,893      281,571    1,284,034
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            3            1             -             -            -            2
                                         ------------ ------------  ------------  ------------ ------------ ------------
NET ASSETS                               $    106,059      342,818     1,003,752       183,893      281,571    1,284,032
                                         ============ ============  ============  ============ ============ ============
Outstanding Units                               8,314       24,660        59,995        19,313       20,702      115,816
Unit Fair Values                         $      11.69 $       9.19  $      13.97  $       9.35 $      13.36 $      10.96
                                                   to           to            to            to           to           to
                                         $      22.78 $      14.65  $      21.15  $       9.53 $      13.61 $      11.17

                                                  MetLife
                                         -------------------------

                                            Davis        Davis
                                           Venture      Venture
                                           Value A      Value E
                                         ------------ ------------
ASSETS:
Investments at Fair Value:
AIM Variable Insurance
 Funds, Inc. (AIM), continued:
AIM Capital Appreciation Fund B          $          - $          -
   4,341 shares; cost $84,252
AIM International Growth Fund                       -            -
   14,796 shares; cost $293,005
AIM International Growth Fund B                     -            -
   43,641 shares; cost $869,613
Scudder Variable Series II (Scudder II):
Scudder II Small-Cap Growth Portfolio               -            -
   13,642 shares; cost $235,863
Scudder II Government Securities
 Portfolio                                          -            -
   22,967 shares; cost $278,075
MFS Variable Insurance Trust (MFS):
MFS Investors Trust Series B                        -            -
   66,912 shares; cost $1,079,712
Metropolitan Series Funds, Inc.
 (MetLife):
MetLife Davis Venture Value A                 185,180            -
   5,991 shares; cost $159,220
MetLife Davis Venture Value E                       -   32,203,876
   1,046,940 shares; cost $26,782,854
                                         ------------ ------------
Total Investments                             185,180   32,203,876
Cash and Accounts Receivable                        -            -
Due from MetLife Investors Insurance
 Company                                            2            -
                                         ------------ ------------
Total Assets                                  185,182   32,203,876
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            -            3
                                         ------------ ------------
NET ASSETS                                    185,182   32,203,873
                                         ============ ============
Outstanding Units                               5,405    2,466,071
Unit Fair Values                         $      34.26 $      12.46
                                                                to
                                                      $      36.24

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     MetLife
                                     ------------------------------------------------------------------------------------------
                                       Harris                      MFS          MFS          MFS        Capital      Capital
                                       Oakmark     Jennison     Investors      Total        Total      Guardian     Guardian
                                       Focused      Growth        Trust        Return       Return    U.S. Equity  U.S. Equity
                                       Value B    Portfolio B   Series B      Series A     Series B    Series A     Series B
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Harris Oakmark Focused
 Value B                             $ 10,274,891 $          - $          - $          - $          - $          - $          -
   39,467 shares; cost $8,524,649
MetLife Jennison Growth Portfolio B             -   10,298,435            -            -            -            -            -
   835,234 shares; cost $8,464,946
MetLife MFS Investors Trust Series B            -            -    4,702,141            -            -            -            -
   482,766 shares; cost $3,671,239
MetLife MFS Total Return Series A               -            -            -      785,147            -            -            -
   5,302 shares; cost $740,740
MetLife MFS Total Return Series B               -            -            -            -    4,776,718            -            -
   32,570 shares; cost $4,492,292
MetLife Capital Guardian U.S. Equity
 Series A                                       -            -            -            -            -    8,076,368            -
   655,018 shares; cost $7,347,449
MetLife Capital Guardian U.S. Equity
 Series B                                       -            -            -            -            -            -    6,721,077
   547,765 shares; cost $6,005,403
MetLife Putnam International Stock
 Portfolio B                                    -            -            -            -            -            -            -
   135,028 shares; cost $1,262,509
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                      10,274,891   10,298,435    4,702,141      785,147    4,776,718    8,076,368    6,721,077
Cash and Accounts Receivable                    -            -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                        -            -            2            -            -            -            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                         $ 10,274,891   10,298,435    4,702,143      785,147    4,776,718    8,076,368    6,721,077
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                       24            -            -            2            3            -            1
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $ 10,274,867   10,298,435    4,702,143      785,145    4,776,715    8,076,368    6,721,076
                                     ============ ============ ============ ============ ============ ============ ============
Outstanding Units                         638,062      913,032      411,016       18,317      271,749      675,865      562,184
Unit Fair Values                     $      15.75 $       4.90 $       8.69 $      42.86 $      11.49 $      11.95 $      11.63
                                               to           to           to                        to           to           to
                                     $      16.40 $      13.61 $      11.71              $      45.78 $      12.19 $      12.13

                                     --------------
                                        Putnam
                                     International
                                         Stock
                                      Portfolio B
                                     -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Harris Oakmark Focused
 Value B                             $          -
   39,467 shares; cost $8,524,649
MetLife Jennison Growth Portfolio B             -
   835,234 shares; cost $8,464,946
MetLife MFS Investors Trust Series B            -
   482,766 shares; cost $3,671,239
MetLife MFS Total Return Series A               -
   5,302 shares; cost $740,740
MetLife MFS Total Return Series B               -
   32,570 shares; cost $4,492,292
MetLife Capital Guardian U.S. Equity
 Series A                                       -
   655,018 shares; cost $7,347,449
MetLife Capital Guardian U.S. Equity
 Series B                                       -
   547,765 shares; cost $6,005,403
MetLife Putnam International Stock
 Portfolio B                            1,798,571
   135,028 shares; cost $1,262,509
                                     ------------
Total Investments                       1,798,571
Cash and Accounts Receivable                    -
Due from MetLife Investors Insurance
 Company                                        -
                                     ------------
Total Assets                            1,798,571
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -
                                     ------------
NET ASSETS                              1,798,571
                                     ============
Outstanding Units                         105,927
Unit Fair Values                     $      14.55
                                               to
                                     $      17.28

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       MetLife
                                     ------------------------------------------------------------------------------------------
                                      BlackRock    BlackRock                              BlackRock    BlackRock    BlackRock
                                        Money        Money        Stock        Stock        Bond         Bond       Strategic
                                       Market       Market        Index        Index       Income       Income        Value
                                      Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B  Portfolio B
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife BlackRock Money Market
 Portfolio                           $  1,055,722 $          - $          - $          - $          - $          - $          -
   10,557 shares; cost $1,055,722
MetLife BlackRock Money Market
 Portfolio B                                    -    9,834,783            -            -            -            -            -
   98,348 shares; cost $9,834,783
MetLife Stock Index Portfolio                   -            -       60,086            -            -            -            -
   1,810 shares; cost $55,254
MetLife Stock Index Portfolio B                 -            -            -   10,241,418            -            -            -
   315,996 shares; cost $8,908,386
MetLife BlackRock Bond Income
 Portfolio                                      -            -            -            -      725,965            -            -
   6,570 shares; cost $716,509
MetLife BlackRock Bond Income
 Portfolio B                                    -            -            -            -            -    1,180,324            -
   10,809 shares; cost $1,178,334
MetLife BlackRock Strategic Value
 Portfolio B                                    -            -            -            -            -            -      569,075
   30,995 shares; cost $544,000
MetLife Franklin Templeton
 Small-Cap Portfolio B                          -            -            -            -            -            -            -
   167,900 shares; cost $1,626,338
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                       1,055,722    9,834,783       60,086   10,241,418      725,965    1,180,324      569,075
Cash and Accounts Receivable                    -            -            -            -            -            -            -
Due from MetLife Investors
 Insurance Company                              -            4            3            -            -            5            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                         $  1,055,722    9,834,787       60,089   10,241,418      725,965    1,180,329      569,075
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        4            -            -            -            5            -            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $  1,055,718    9,834,787       60,089   10,241,418      725,960    1,180,329      569,075
                                     ============ ============ ============ ============ ============ ============ ============
Outstanding Units                         104,958      986,244        6,872      885,892       15,209       26,458       30,746
Unit Fair Values                     $      10.06 $       9.70 $       8.74 $      11.29 $      47.73 $      40.41 $      18.07
                                               to           to                        to                        to           to
                                     $      10.21 $      10.39              $      11.73              $      52.26 $      19.25

                                     -----------------
                                         Franklin
                                        Templeton
                                     Small-Cap Growth
                                       Portfolio B
                                     ----------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife BlackRock Money Market
 Portfolio                             $          -
   10,557 shares; cost $1,055,722
MetLife BlackRock Money Market
 Portfolio B                                      -
   98,348 shares; cost $9,834,783
MetLife Stock Index Portfolio                     -
   1,810 shares; cost $55,254
MetLife Stock Index Portfolio B                   -
   315,996 shares; cost $8,908,386
MetLife BlackRock Bond Income
 Portfolio                                        -
   6,570 shares; cost $716,509
MetLife BlackRock Bond Income
 Portfolio B                                      -
   10,809 shares; cost $1,178,334
MetLife BlackRock Strategic Value
 Portfolio B                                      -
   30,995 shares; cost $544,000
MetLife Franklin Templeton
 Small-Cap Portfolio B                    1,732,727
   167,900 shares; cost $1,626,338
                                       ------------
Total Investments                         1,732,727
Cash and Accounts Receivable                      -
Due from MetLife Investors
 Insurance Company                                -
                                       ------------
Total Assets                              1,732,727
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                          -
                                       ------------
NET ASSETS                                1,732,727
                                       ============
Outstanding Units                           173,044
Unit Fair Values                       $       9.81
                                                 to
                                       $      10.09

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                              MetLife
                                        ---------------------------------------------------------------------------------------
                                           Salomon        Salomon         Salomon
                                           Brothers       Brothers       Brothers     T. Rowe Price T. Rowe Price T. Rowe Price
                                        Strategic Bond Strategic Bond U.S. Government   Small-Cap     Small-Cap     Large-Cap
                                          Portfolio     Portfolio B     Portfolio B     Portfolio    Portfolio B    Portfolio
                                        -------------- -------------- --------------- ------------- ------------- -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Salomon Brothers Strategic Bond
 Portfolio                               $     94,513   $          -   $          -   $          -  $          -  $          -
   7,430 shares; cost $91,149
MetLife Salomon Brothers Strategic Bond
 Portfolio B                                        -        879,048              -              -             -             -
   69,435 shares; cost $857,299
MetLife Salomon Brothers U.S.
 Government Portfolio B                             -              -         32,794              -             -             -
   2,697 shares; cost $32,727
MetLife T. Rowe Price Small-Cap
 Portfolio                                          -              -              -        526,246             -             -
   34,782 shares; cost $442,372
MetLife T. Rowe Price Small-Cap
 Portfolio B                                        -              -              -              -       726,001             -
   48,790 shares; cost $603,972
MetLife T. Rowe Price Large-Cap
 Portfolio                                          -              -              -              -             -       999,944
   73,906 shares; cost $865,252
MetLife T. Rowe Price Large-Cap
 Portfolio B                                        -              -              -              -             -             -
   245,331 shares; cost $2,964,979
MetLife Oppenheimer Global Equity
 Portfolio B                                        -              -              -              -             -             -
   29,706 shares; cost $421,536
                                         ------------   ------------   ------------   ------------  ------------  ------------
Total Investments                              94,513        879,048         32,794        526,246       726,001       999,944
Cash and Accounts Receivable                        -              -              -              -             -             -
Due from MetLife Investors Insurance
 Company                                            -              -              -              -             -             1
                                         ------------   ------------   ------------   ------------  ------------  ------------
Total Assets                             $     94,513        879,048         32,794        526,246       726,001       999,945
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            -              -              1              -             -             -
                                         ------------   ------------   ------------   ------------  ------------  ------------
NET ASSETS                               $     94,513        879,048         32,793        526,246       726,001       999,945
                                         ============   ============   ============   ============  ============  ============
Outstanding Units                               4,607         44,115          2,161         35,933        50,518        77,598
Unit Fair Values                         $      20.52   $      18.92   $      14.20   $      14.64  $      13.79  $      12.86
                                                                  to             to             to            to            to
                                                        $      21.51   $      16.79   $      15.37  $      15.26  $      13.38

                                        ----------------------------

                                        T. Rowe Price  Oppenheimer
                                          Large-Cap   Global Equity
                                         Portfolio B   Portfolio B
                                        ------------- -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Salomon Brothers Strategic Bond
 Portfolio                              $          -  $          -
   7,430 shares; cost $91,149
MetLife Salomon Brothers Strategic Bond
 Portfolio B                                       -             -
   69,435 shares; cost $857,299
MetLife Salomon Brothers U.S.
 Government Portfolio B                            -             -
   2,697 shares; cost $32,727
MetLife T. Rowe Price Small-Cap
 Portfolio                                         -             -
   34,782 shares; cost $442,372
MetLife T. Rowe Price Small-Cap
 Portfolio B                                       -             -
   48,790 shares; cost $603,972
MetLife T. Rowe Price Large-Cap
 Portfolio                                         -             -
   73,906 shares; cost $865,252
MetLife T. Rowe Price Large-Cap
 Portfolio B                               3,304,603             -
   245,331 shares; cost $2,964,979
MetLife Oppenheimer Global Equity
 Portfolio B                                       -       447,379
   29,706 shares; cost $421,536
                                        ------------  ------------
Total Investments                          3,304,603       447,379
Cash and Accounts Receivable                       -             -
Due from MetLife Investors Insurance
 Company                                           -             1
                                        ------------  ------------
Total Assets                               3,304,603       447,380
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -             -
                                        ------------  ------------
NET ASSETS                                 3,304,603       447,380
                                        ============  ============
Outstanding Units                            261,114        25,536
Unit Fair Values                        $      12.24  $      16.10
                                                  to            to
                                        $      13.29  $      17.82

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                   Putnam                                            Templeton
                                      ---------------------------------------------------------------- -------------------------

                                       Growth and   Growth and                               Equity       Growth       Growth
                                         Income       Income       Vista        Vista        Income     Securities   Securities
                                          Fund        Fund B       Fund         Fund B       Fund B        Fund        Fund B
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Putnam Variable Trust
 (Putnam), continued:
Putnam Growth and Income Fund         $  1,037,346 $          - $          - $          - $          - $          - $          -
   39,130 shares; cost $995,153
Putnam Growth and Income Fund B                  -      901,869            -            -            -            -            -
   34,227 shares; cost $792,075
Putnam Vista Fund                                -            -      410,122            -            -            -            -
   28,984 shares; cost $463,659
Putnam Vista Fund B                              -            -            -       22,721            -            -            -
   1,630 shares; cost $15,602
Putnam Equity Income Fund B                      -            -            -            -    2,905,614            -            -
   209,037 shares; cost $2,646,619
Franklin Templeton Variable Insurance
 Products Trust (Templeton):                     -
Templeton Growth Securities Fund                              -            -            -            -      263,315            -
   18,835 shares; cost $237,688                  -
Templeton Growth Securities Fund B                            -            -            -            -            -       89,771
   6,501 shares; cost $68,035
Templeton Foreign Securities Fund                             -            -            -            -            -            -
   44,911 shares; cost $644,930
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                        1,037,346      901,869      410,122       22,721    2,905,614      263,315       89,771
Cash and Accounts Receivable                     -            -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                         2            3            -            1            -            1            1
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                          $  1,037,348      901,872      410,122       22,722    2,905,614      263,316       89,772
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                         -            -            -            -            -            -            -
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                            $  1,037,348      901,872      410,122       22,722    2,905,614      263,316       89,772
                                      ============ ============ ============ ============ ============ ============ ============
Outstanding Units                           79,914       57,422       31,552        1,776      208,518       15,640        5,402
Unit Fair Values                      $      12.98 $      12.56 $      13.00 $      12.59 $      13.61 $      13.54 $      16.34
                                                             to                        to           to           to           to
                                                   $      56.51              $      15.65 $      14.04 $      17.89 $      17.08

                                      -------------

                                        Foreign
                                       Securities
                                          Fund
                                      ------------
ASSETS:
Investments at Fair Value:
Putnam Variable Trust
 (Putnam), continued:
Putnam Growth and Income Fund         $          -
   39,130 shares; cost $995,153
Putnam Growth and Income Fund B                  -
   34,227 shares; cost $792,075
Putnam Vista Fund                                -
   28,984 shares; cost $463,659
Putnam Vista Fund B                              -
   1,630 shares; cost $15,602
Putnam Equity Income Fund B                      -
   209,037 shares; cost $2,646,619
Franklin Templeton Variable Insurance
 Products Trust (Templeton):
Templeton Growth Securities Fund                 -
   18,835 shares; cost $237,688
Templeton Growth Securities Fund B               -
   6,501 shares; cost $68,035
Templeton Foreign Securities Fund          711,396
   44,911 shares; cost $644,930
                                      ------------
Total Investments                          711,396
Cash and Accounts Receivable                     -
Due from MetLife Investors Insurance
 Company                                         -
                                      ------------
Total Assets                               711,396
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                         -
                                      ------------
NET ASSETS                                 711,396
                                      ============
Outstanding Units                           59,307
Unit Fair Values                      $      11.44
                                                to
                                      $      12.01

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                      Templeton                                            Fidelity
                                        -------------------------------------- ---------------------------------------
                                                      Developing   Developing
                                          Foreign      Markets      Markets                                 Growth
                                         Securities   Securities   Securities    Growth       Growth     Opportunities
                                           Fund B        Fund        Fund B     Portfolio   Portfolio B    Portfolio
                                        ------------ ------------ ------------ ------------ ------------ -------------
ASSETS:
Investments at Fair Value:
Franklin Templeton
 Variable Insurance
 Products Trust
 (Templeton), continued:
Templeton Foreign Securities Fund B     $  4,010,648 $          - $          - $          - $          - $          -
   256,764 shares; cost $3,310,578
Templeton Developing Markets
 Securities Fund                                   -      407,176            -            -            -            -
   37,050 shares; cost $220,652
Templeton Developing Markets
 Securities Fund B                                 -            -    4,709,529            -            -            -
   432,067 shares; cost $2,819,034
Variable Insurance Products Fund,
 Fund II, and Fund III (Fidelity):
Fidelity Growth Portfolio                          -            -            -       46,407            -            -
   1,377 shares; cost $55,410
Fidelity Growth Portfolio B                        -            -            -            -    6,420,612            -
   192,869 shares; cost $5,850,916
Fidelity Growth Opportunities Portfolio            -            -            -            -            -       13,736
   792 shares; cost $16,373
Fidelity Growth and Income Portfolio               -            -            -            -            -            -
   3,125 shares; cost $46,126
Fidelity Equity Income Portfolio                   -            -            -            -            -            -
   310 shares; cost $7,475
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                          4,010,648      407,176    4,709,529       46,407    6,420,612       13,736
Cash and Accounts Receivable                       -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -            1            2            -            -            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                            $  4,010,648      407,177    4,709,531       46,407    6,420,612       13,736
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            -            -            2            3            1
                                        ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $  4,010,648      407,177    4,709,531       46,405    6,420,609       13,735
                                        ============ ============ ============ ============ ============ ============
Outstanding Units                            269,382       25,079      328,572        3,813      363,370        1,463
Unit Fair Values                        $      11.63 $      16.24 $      10.15 $      12.17 $      11.76 $       9.39
                                                  to                        to                        to
                                        $      30.90              $      16.02              $      55.40

                                        --------------------------

                                         Growth and    Equity
                                           Income      Income
                                         Portfolio    Portfolio
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Franklin Templeton
 Variable Insurance
 Products Trust
 (Templeton), continued:
Templeton Foreign Securities Fund B     $          - $          -
   256,764 shares; cost $3,310,578
Templeton Developing Markets
 Securities Fund                                   -            -
   37,050 shares; cost $220,652
Templeton Developing Markets
 Securities Fund B                                 -            -
   432,067 shares; cost $2,819,034
Variable Insurance Products Fund,
 Fund II, and Fund III (Fidelity):
Fidelity Growth Portfolio                          -            -
   1,377 shares; cost $55,410
Fidelity Growth Portfolio B                        -            -
   192,869 shares; cost $5,850,916
Fidelity Growth Opportunities Portfolio            -            -
   792 shares; cost $16,373
Fidelity Growth and Income Portfolio          46,096            -
   3,125 shares; cost $46,126
Fidelity Equity Income Portfolio                   -        7,899
   310 shares; cost $7,475
                                        ------------ ------------
Total Investments                             46,096        7,899
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                                  46,096        7,899
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            6
                                        ------------ ------------
NET ASSETS                                    46,096        7,893
                                        ============ ============
Outstanding Units                              3,675          582
Unit Fair Values                        $      12.54 $      13.56



See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                         Fidelity                           PIMCO
                                                        ------------ ---------------------------------------------------
                                                                                                StocksPLUS
                                                          Equity        High                    Growth and     Total
                                                          Income        Yield     Low Duration    Income      Return
                                                        Portfolio B   Portfolio    Portfolio    Portfolio    Portfolio
                                                        ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Variable Insurance Products Fund, Fund II, and Fund III
 (Fidelity), continued:
Fidelity Equity Income Portfolio B                      $    452,632 $          - $          - $          - $          -
   17,983 shares; cost $402,358
PIMCO Variable Insurance Trust (PIMCO):
PIMCO High Yield Portfolio                                         -      853,342            -            -            -
   104,194 shares; cost $847,915
PIMCO Low Duration Portfolio                                       -            -      553,145            -            -
   54,821 shares; cost $561,752
PIMCO StocksPLUS Growth and Income Portfolio                       -            -            -      225,632            -
   22,121 shares; cost $178,788
PIMCO Total Return Portfolio                                       -            -            -            -    2,864,796
   279,765 shares; cost $2,835,180
                                                        ------------ ------------ ------------ ------------ ------------
Total Investments                                            452,632      853,342      553,145      225,632    2,864,796
Cash and Accounts Receivable                                       -            -            -            -            -
Due from MetLife Investors Insurance Company                       2            7            2            -            -
                                                        ------------ ------------ ------------ ------------ ------------
Total Assets                                            $    452,634      853,349      553,147      225,632    2,864,796
LIABILITIES:
Due to MetLife Investors Insurance Company                         -            -            -            -            5
                                                        ------------ ------------ ------------ ------------ ------------
NET ASSETS                                              $    452,634      853,349      553,147      225,632    2,864,791
                                                        ============ ============ ============ ============ ============
Outstanding Units                                             30,136       65,343       45,882       24,691      215,346
Unit Fair Values                                        $      13.08 $      12.71 $      11.71 $       8.97 $      13.13
                                                                  to           to           to           to           to
                                                        $      55.59 $      13.31 $      12.21 $      13.44 $      13.38

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                          Met Investors
                                         ---------------------------------------------------------------------------------
                                           Lord Abbett     Lord Abbett                                       Lord Abbett
                                           Growth and      Growth and     Lord Abbett       Lord Abbett        Growth
                                             Income          Income      Bond Debenture    Bond Debenture    Opportunity
                                            Portfolio      Portfolio B     Portfolio        Portfolio B       Portfolio
                                         --------------  --------------  --------------    --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $    1,797,249  $    1,414,780  $      358,309    $      988,953  $      103,691
                                         --------------  --------------  --------------    --------------  --------------
Expenses:
  Mortality and expense charges                 771,228         582,944         106,557           262,968          19,466
  Administrative fee                             98,958         120,984          13,085            53,807           2,367
                                         --------------  --------------  --------------    --------------  --------------
    Total Expenses                              870,186         703,928         119,642           316,775          21,833
                                         --------------  --------------  --------------    --------------  --------------
    Net investment (loss) income                927,063         710,852         238,667           672,178          81,858
                                         --------------  --------------  --------------    --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                      2,784,186       1,115,113         162,624           818,980          88,603
  Change in unrealized appreciation
   (depreciation) of investments             (2,572,976)       (914,627)       (376,440)       (1,324,084)       (123,748)
                                         --------------  --------------  --------------    --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    211,210         200,486        (213,816)         (505,104)        (35,145)
                                         --------------  --------------  --------------    --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $    1,138,273  $      911,338  $       24,851    $      167,074  $       46,713
                                         ==============  ==============  ==============    ==============  ==============

                                         -----------------------------
                                           Lord Abbett
                                             Growth        Lord Abbett
                                           Opportunity    Mid-Cap Value
                                           Portfolio B      Portfolio
                                         --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      193,651  $      291,044
                                         --------------  --------------
Expenses:
  Mortality and expense charges                  23,430          89,005
  Administrative fee                              6,450          12,254
                                         --------------  --------------
    Total Expenses                               29,880         101,259
                                         --------------  --------------
    Net investment (loss) income                163,771         189,785
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                         35,968         461,058
  Change in unrealized appreciation
   (depreciation) of investments                (93,722)       (186,860)
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    (57,754)        274,198
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      106,017  $      463,983
                                         ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                         Met Investors
                                         ------------------------------------------------------------------------------
                                                          Lord Abbett     Met/Putnam      Met/Putnam     Oppenheimer
                                          Lord Abbett      America's        Capital         Capital        Capital
                                         Mid-Cap Value       Value       Opportunities   Opportunities   Appreciation
                                          Portfolio B     Portfolio B      Portfolio      Portfolio B     Portfolio
                                         -------------- --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      718,818 $       11,139  $       13,105  $          746  $       20,436
                                         -------------- --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                 165,333         38,999          58,802           4,811          21,323
  Administrative fee                             39,028         11,149           7,090           1,182           2,559
                                         -------------- --------------  --------------  --------------  --------------
    Total Expenses                              204,361         50,148          65,892           5,993          23,882
                                         -------------- --------------  --------------  --------------  --------------
    Net investment (loss) income                514,457        (39,009)        (52,787)         (5,247)         (3,446)
                                         -------------- --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        231,752         54,339         165,053           4,701           8,725
  Change in unrealized appreciation
   (depreciation) of investments                348,520        167,937         254,113          38,616         132,770
                                         -------------- --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    580,272        222,276         419,166          43,317         141,495
                                         -------------- --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $    1,094,729 $      183,267  $      366,379  $       38,070  $      138,049
                                         ============== ==============  ==============  ==============  ==============

                                         --------------------------------
                                          Oppenheimer
                                            Capital           Money
                                          Appreciation       Market
                                          Portfolio B    Portfolio B (a)
                                         --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      134,504  $       50,704
                                         --------------  --------------
Expenses:
  Mortality and expense charges                 198,311          40,201
  Administrative fee                             34,613           7,123
                                         --------------  --------------
    Total Expenses                              232,924          47,324
                                         --------------  --------------
    Net investment (loss) income                (98,420)          3,380
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        580,386               -
  Change in unrealized appreciation
   (depreciation) of investments               (170,174)              -
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    410,212               -
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      311,792  $        3,380
                                         ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                         Met Investors
                                         -------------------------------------------------------------------------------
                                             PIMCO           Janus            Janus          PIMCO           PIMCO
                                           Inflation       Aggressive      Aggressive     Total Return    Total Return
                                         Protected Bond      Growth          Growth           Bond            Bond
                                          Portfolio B      Portfolio       Portfolio B     Portfolio      Portfolio B
                                         --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $       20,517  $        1,938  $       13,005  $       32,196  $      203,537
                                         --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                 169,318          23,045         161,543          61,050         407,079
  Administrative fee                             28,658           2,765          30,057           7,350          76,732
                                         --------------  --------------  --------------  --------------  --------------
    Total Expenses                              197,976          25,810         191,600          68,400         483,811
                                         --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income               (177,459)        (23,872)       (178,595)        (36,204)       (280,274)
                                         --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        169,893          48,424         326,684          17,276         (24,444)
  Change in unrealized appreciation
   (depreciation) of investments                (56,444)        182,879       1,121,600          71,989         496,901
                                         --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    113,449         231,303       1,448,284          89,265         472,457
                                         --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      (64,010) $      207,431  $    1,269,689  $       53,061  $      192,183
                                         ==============  ==============  ==============  ==============  ==============

                                         -------------------------------
                                               RCM       T. Rowe Price
                                             Global         Mid-Cap
                                           Technology       Growth
                                           Portfolio B     Portfolio
                                         --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $        7,094  $       46,414
                                         --------------  --------------
Expenses:
  Mortality and expense charges                  14,691          27,876
  Administrative fee                              2,598           5,222
                                         --------------  --------------
    Total Expenses                               17,289          33,098
                                         --------------  --------------
    Net investment (loss) income                (10,195)         13,316
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                          3,231          72,851
  Change in unrealized appreciation
   (depreciation) of investments                 65,175         174,068
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                     68,406         246,919
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       58,211  $      260,235
                                         ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                           Met Investors
                                             ---------------------------------------------------------------------------
                                             T. Rowe Price       MFS            MFS            AIM
                                                Mid-Cap       Research       Research       Small-Cap        Lazard
                                                Growth      International  International     Growth          Mid-Cap
                                              Portfolio B     Portfolio     Portfolio B    Portfolio B     Portfolio B
                                             -------------- -------------- -------------- -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      261,400 $      308,966 $      785,753 $      210,815 $      387,657
                                             -------------- -------------- -------------- -------------- --------------
Expenses:
  Mortality and expense charges                     150,559         68,569        174,231        118,473         52,151
  Administrative fee                                 26,598          8,631         33,378         21,562          9,037
                                             -------------- -------------- -------------- -------------- --------------
    Total Expenses                                  177,157         77,200        207,609        140,035         61,188
                                             -------------- -------------- -------------- -------------- --------------
    Net investment (loss) income                     84,243        231,766        578,144         70,780        326,469
                                             -------------- -------------- -------------- -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     482,360        598,605        818,499        327,404        274,339
  Change in unrealized appreciation
   (depreciation) of investments                    763,426         56,178        811,059        512,670       (395,073)
                                             -------------- -------------- -------------- -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                      1,245,786        654,783      1,629,558        840,074       (120,734)
                                             -------------- -------------- -------------- -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $    1,330,029 $      886,549 $    2,207,702 $      910,854 $      205,735
                                             ============== ============== ============== ============== ==============

                                             -------------------------------
                                                 Harris         Met/AIM
                                                 Oakmark       Small-Cap
                                              International     Growth
                                               Portfolio B   Portfolio (b)
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      126,444  $        6,146
                                             --------------  --------------
Expenses:
  Mortality and expense charges                     148,167           2,694
  Administrative fee                                 24,059             323
                                             --------------  --------------
    Total Expenses                                  172,226           3,017
                                             --------------  --------------
    Net investment (loss) income                    (45,782)          3,129
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     794,061           7,004
  Change in unrealized appreciation
   (depreciation) of investments                    358,872          35,151
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                      1,152,933          42,155
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $    1,107,151  $       45,284
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                              Met Investors
                                             -------------------------------------------------------------------------------
                                              Third Avenue    Third Avenue      Neuberger       Neuberger        Turner
                                                Small-Cap      Small-Cap         Berman          Berman          Mid-Cap
                                                  Value          Value         Real Estate     Real Estate       Growth
                                              Portfolio (b)   Portfolio B     Portfolio (b)    Portfolio B     Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        1,194  $       24,519  $          974  $        9,283  $       34,311
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       3,645         118,487           7,011          72,568          14,941
  Administrative fee                                    570          20,582             841          13,614           2,641
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                    4,215         139,069           7,852          86,182          17,582
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     (3,021)       (114,550)         (6,878)        (76,899)         16,729
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       2,768         956,404          12,554         338,322          78,529
  Change in unrealized appreciation
   (depreciation) of investments                     74,590         179,148         105,867         601,635         (18,872)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         77,358       1,135,552         118,421         939,957          59,657
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       74,337  $    1,021,002  $      111,543  $      863,058  $       76,386
                                             ==============  ==============  ==============  ==============  ==============

                                             -------------------------------
                                              Goldman Sachs     Defensive
                                                 Mid-Cap        Strategy
                                                  Value          Fund of
                                               Portfolio B       Fund B
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      153,404  $       47,407
                                             --------------  --------------
Expenses:
  Mortality and expense charges                      28,316          67,610
  Administrative fee                                  4,998          11,419
                                             --------------  --------------
    Total Expenses                                   33,314          79,029
                                             --------------  --------------
    Net investment (loss) income                    120,090         (31,622)
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     178,353             234
  Change in unrealized appreciation
   (depreciation) of investments                   (107,956)        162,878
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         70,397         163,112
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      190,487  $      131,490
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                               Met Investors
                                             ----------------------------------------------------------------------------------

                                                 Moderate         Balanced     Growth Strategy    Aggressive      Van Kampen
                                             Strategy Fund of Strategy Fund of     Fund of     Strategy Fund of    Comstock
                                                  Fund B           Fund B          Fund B           Fund B      Portfolio B (b)
                                             ---------------- ---------------- --------------- ---------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                   $      342,483   $      957,113  $      817,151   $       77,718  $       55,815
                                              --------------   --------------  --------------   --------------  --------------
Expenses:
  Mortality and expense charges                      336,116          937,208         833,684           99,404          12,736
  Administrative fee                                  58,948          159,066         142,185           16,238           2,856
                                              --------------   --------------  --------------   --------------  --------------
    Total Expenses                                   395,064        1,096,274         975,869          115,642          15,592
                                              --------------   --------------  --------------   --------------  --------------
    Net investment (loss) income                     (52,581)        (139,161)       (158,718)         (37,924)         40,223
                                              --------------   --------------  --------------   --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       90,943           98,925         290,369           44,868           1,447
  Change in unrealized appreciation
   (depreciation) of investments                   1,212,460        4,255,769       4,808,088          600,321          60,089
                                              --------------   --------------  --------------   --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                       1,303,403        4,354,694       5,098,457          645,189          61,536
                                              --------------   --------------  --------------   --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                               $    1,250,822   $    4,215,533  $    4,939,739   $      607,265  $      101,759
                                              ==============   ==============  ==============   ==============  ==============

                                             -------------------------------
                                                                Cyclical
                                                Cyclical       Growth and
                                               Growth ETF      Income ETF
                                             Portfolio B (c) Portfolio B (c)
                                             --------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          255  $          102
                                             --------------  --------------
Expenses:
  Mortality and expense charges                          25              11
  Administrative fee                                      6               3
                                             --------------  --------------
    Total Expenses                                       31              14
                                             --------------  --------------
    Net investment (loss) income                        224              88
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                           1               -
  Change in unrealized appreciation
   (depreciation) of investments                       (224)           (145)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                           (223)           (145)
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $            1  $          (57)
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                           Met Investors                                     Russell
                                                          --------------- ----------------------------------------------

                                                            Legg Mason
                                                           Value Equity     Multi-Style     Aggressive
                                                          Portfolio B (d)   Equity Fund     Equity Fund   Non-U.S. Fund
                                                          --------------- --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                               $            -  $       38,545  $       58,449  $       26,986
                                                          --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                                        -          43,034           7,904          20,570
  Administrative fee                                                   -           5,164             949           2,469
                                                          --------------  --------------  --------------  --------------
    Total Expenses                                                     -          48,198           8,853          23,039
                                                          --------------  --------------  --------------  --------------
    Net investment (loss) income                                       -          (9,653)         49,596           3,947
                                                          --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security transactions               -         (91,199)         47,417          25,900
  Change in unrealized appreciation (depreciation) of
   investments                                                         -         283,133         (72,447)        151,305
                                                          --------------  --------------  --------------  --------------
    Net realized and unrealized gains (losses) on
     investments                                                       -         191,934         (25,030)        177,205
                                                          --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS                                           $            -  $      182,281  $       24,566  $      181,152
                                                          ==============  ==============  ==============  ==============

                                                          -------------------------------


                                                                            Real Estate
                                                          Core Bond Fund  Securities Fund
                                                          --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                               $      117,820  $       39,676
                                                          --------------  --------------
Expenses:
  Mortality and expense charges                                   31,901           4,619
  Administrative fee                                               3,828             556
                                                          --------------  --------------
    Total Expenses                                                35,729           5,175
                                                          --------------  --------------
    Net investment (loss) income                                  82,091          34,501
                                                          --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security transactions           9,950          51,726
  Change in unrealized appreciation (depreciation) of
   investments                                                   (77,199)        (51,077)
                                                          --------------  --------------
    Net realized and unrealized gains (losses) on
     investments                                                 (67,249)            649
                                                          --------------  --------------
    NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS                                           $       14,842  $       35,150
                                                          ==============  ==============

(d) For the period November 7, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                   AIM
                                             ------------------------------------------------------------------------------

                                                Capital         Capital       International   International     Premier
                                              Appreciation    Appreciation       Growth          Growth          Equity
                                                  Fund           Fund B           Fund           Fund B         Fund (a)
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        1,409  $            -  $        2,138  $        5,472  $            -
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                      27,243           1,097           4,011           6,934             382
  Administrative fee                                  4,051             245             585           1,421              91
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                   31,294           1,342           4,596           8,355             473
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                    (29,885)         (1,342)         (2,458)         (2,883)           (473)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                    (115,784)          4,108           4,483          17,725           1,600
  Change in unrealized appreciation
   (depreciation) of investments                    304,160           1,752          48,666         107,909          (5,245)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        188,376           5,860          53,149         125,634          (3,645)
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      158,491  $        4,518  $       50,691  $      122,751  $       (4,118)
                                             ==============  ==============  ==============  ==============  ==============

                                                        Alliance
                                             ------------------------------

                                                Bernstein       Bernstein
                                               Real Estate     Real Estate
                                              Portfolio (a)  Portfolio B (a)
                                             --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $            -
                                             --------------  --------------
Expenses:
  Mortality and expense charges                       3,189          19,105
  Administrative fee                                    383           3,848
                                             --------------  --------------
    Total Expenses                                    3,572          22,953
                                             --------------  --------------
    Net investment (loss) income                     (3,572)        (22,953)
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     362,781       1,564,228
  Change in unrealized appreciation
   (depreciation) of investments                   (394,028)     (1,765,860)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        (31,247)       (201,632)
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      (34,819) $     (224,585)
                                             ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                               Scudder II
                                             ----------------------------------------------  ---------------
                                                                 Dremen
                                                Small-Cap       Small-Cap      Government         High
                                                 Growth           Value        Securities        Income
                                                Portfolio     Portfolio (a)    Portfolio       Series (a)
                                             --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $       39,387  $       18,947  $       21,582
                                             --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       2,318           1,675           4,358           1,342
  Administrative fee                                    319             281             602             161
                                             --------------  --------------  --------------  --------------
    Total Expenses                                    2,637           1,956           4,960           1,503
                                             --------------  --------------  --------------  --------------
    Net investment (loss) income                     (2,637)         37,431          13,987          20,079
                                             --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     (10,809)         74,979             987         (10,847)
  Change in unrealized appreciation
   (depreciation) of investments                     23,553        (137,489)        (11,047)        (19,388)
                                             --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         12,744         (62,510)        (10,060)        (30,235)
                                             --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       10,107  $      (25,079) $        3,927  $      (10,156)
                                             ==============  ==============  ==============  ==============

                                                            MFS
                                             -----------------------------------------------

                                                  High         Investors          Investors
                                                 Income          Trust              Trust
                                              Series B (a)     Series (a)         Series B
                                             --------------  --------------    --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      282,914  $        6,266    $        4,353
                                             --------------  --------------    --------------
Expenses:
  Mortality and expense charges                      17,569           4,909            17,561
  Administrative fee                                  3,553             589             3,356
                                             --------------  --------------    --------------
    Total Expenses                                   21,122           5,498            20,917
                                             --------------  --------------    --------------
    Net investment (loss) income                    261,792             768           (16,564)
                                             --------------  --------------    --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      23,810         (77,268)           30,437
  Change in unrealized appreciation
   (depreciation) of investments                   (425,341)         25,918            53,006
                                             --------------  --------------    --------------
    Net realized and unrealized gains
     (losses) on investments                       (401,531)        (51,350)           83,443
                                             --------------  --------------    --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $     (139,739) $      (50,582)   $       66,879
                                             ==============  ==============    ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                MFS                                                   MetLife
                                                  ------------------------------  -----------------------------------------------
                                                                                                                      Harris
                                                       New             New             Davis           Davis          Oakmark
                                                    Discovery       Discovery         Venture         Venture         Focused
                                                    Series (a)     Series B (a)       Value A         Value E         Value B
                                                  --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                       $            -  $            -  $        1,013  $      146,327  $      103,621
                                                  --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                            1,373          20,053           2,133         388,380         151,944
  Administrative fee                                         165           4,013             257          69,605          24,625
                                                  --------------  --------------  --------------  --------------  --------------
    Total Expenses                                         1,538          24,066           2,390         457,985         176,569
                                                  --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                          (1,538)        (24,066)         (1,377)       (311,658)        (72,948)
                                                  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          (17,430)         22,886           3,500       1,110,097         676,161
  Change in unrealized appreciation
   (depreciation) of investments                         (30,937)       (730,291)         11,651       1,526,284          82,993
                                                  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains (losses)
     on investments                                      (48,367)       (707,405)         15,151       2,636,381         759,154
                                                  --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                                   $      (49,905) $     (731,471) $       13,774  $    2,324,723  $      686,206
                                                  ==============  ==============  ==============  ==============  ==============

                                                  -------------------------------
                                                                        MFS
                                                     Jennison        Investors
                                                      Growth           Trust
                                                    Portfolio B      Series B
                                                  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                       $            -  $        9,517
                                                  --------------  --------------
Expenses:
  Mortality and expense charges                          121,783          58,924
  Administrative fee                                      22,088          11,649
                                                  --------------  --------------
    Total Expenses                                       143,871          70,573
                                                  --------------  --------------
    Net investment (loss) income                        (143,871)        (61,056)
                                                  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          488,532         208,084
  Change in unrealized appreciation
   (depreciation) of investments                         744,718          80,313
                                                  --------------  --------------
    Net realized and unrealized gains (losses)
     on investments                                    1,233,250         288,397
                                                  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                                   $    1,089,379  $      227,341
                                                  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                MetLife
                                             -------------------------------------------------------------------------------
                                                  MFS             MFS            Capital         Capital         Putnam
                                                 Total           Total          Guardian        Guardian      International
                                                 Return          Return        U.S. Equity     U.S. Equity        Stock
                                                Series A        Series B        Series A        Series B       Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       22,125  $       95,922  $        2,351  $            -  $        7,662
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       8,354          30,896         108,639          51,949          20,516
  Administrative fee                                  1,002           9,578          13,079          13,485           4,220
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                    9,356          40,474         121,718          65,434          24,736
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     12,769          55,448        (119,367)        (65,434)        (17,074)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       3,034          39,238         106,967          84,622         102,333
  Change in unrealized appreciation
   (depreciation) of investments                       (238)        (12,748)        312,405         286,412         158,707
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                          2,796          26,490         419,372         371,034         261,040
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       15,565  $       81,938  $      300,005  $      305,600  $      243,966
                                             ==============  ==============  ==============  ==============  ==============

                                             -------------------------------
                                               BlackRock       BlackRock
                                                 Money           Money
                                                Market          Market
                                               Portfolio    Portfolio B (b)
                                             -------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       32,227 $      202,570
                                             -------------- --------------
Expenses:
  Mortality and expense charges                      14,254         94,976
  Administrative fee                                  1,712         17,133
                                             -------------- --------------
    Total Expenses                                   15,966        112,109
                                             -------------- --------------
    Net investment (loss) income                     16,261         90,461
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                           -              -
  Change in unrealized appreciation
   (depreciation) of investments                          -              -
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                              -              -
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       16,261 $       90,461
                                             ============== ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                 MetLife
                                             -------------------------------------------------------------------------------
                                                                                BlackRock       BlackRock       BlackRock
                                                  Stock           Stock           Bond            Bond          Strategic
                                                  Index           Index          Income          Income           Value
                                              Portfolio (b)    Portfolio B      Portfolio      Portfolio B     Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $      146,543  $       38,985  $       19,541  $       31,550
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                         476         155,956           9,340           8,849           5,598
  Administrative fee                                     57          25,865           1,121           1,831           1,188
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                      533         181,821          10,461          10,680           6,786
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                       (533)        (35,278)         28,524           8,861          24,764
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          27         406,257           2,442          (8,830)          5,383
  Change in unrealized appreciation
   (depreciation) of investments                      4,832         (74,372)        (23,850)          1,584         (20,218)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                          4,859         331,885         (21,408)         (7,246)        (14,835)
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $        4,326  $      296,607  $        7,116  $        1,615  $        9,929
                                             ==============  ==============  ==============  ==============  ==============

                                             --------------------------------
                                                 Franklin
                                                Templeton       Met/Putnam
                                             Small-Cap Growth     Voyager
                                               Portfolio B    Portfolio B (a)
                                             ---------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                   $       22,568  $        2,144
                                              --------------  --------------
Expenses:
  Mortality and expense charges                       12,802           2,040
  Administrative fee                                   2,625             618
                                              --------------  --------------
    Total Expenses                                    15,427           2,658
                                              --------------  --------------
    Net investment (loss) income                       7,141            (514)
                                              --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       12,961         (17,813)
  Change in unrealized appreciation
   (depreciation) of investments                      88,409         (42,684)
                                              --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         101,370         (60,497)
                                              --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                               $      108,511  $      (61,011)
                                              ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                 MetLife
                                     -------------------------------------------------------------------------------
                                        Salomon         Salomon          Salomon         T. Rowe         T. Rowe
                                        Brothers        Brothers        Brothers          Price           Price
                                     Strategic Bond  Strategic Bond  U.S. Government    Small-Cap       Small-Cap
                                       Portfolio      Portfolio B    Portfolio B (b)    Portfolio      Portfolio B
                                     --------------  --------------  --------------- --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                          $        6,877  $       44,878  $            -  $            -  $            -
                                     --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges               1,571          10,551             139           6,124           8,668
  Administrative fee                            190           2,247              23             746           1,845
                                     --------------  --------------  --------------  --------------  --------------
    Total Expenses                            1,761          12,798             162           6,870          10,513
                                     --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income              5,116          32,080            (162)         (6,870)        (10,513)
                                     --------------  --------------  --------------  --------------  --------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from
   security transactions                      3,653           4,457               1           6,239          12,161
  Change in unrealized appreciation
   (depreciation) of investments             (6,835)        (26,039)             67          44,951          55,130
                                     --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
     gains (losses) on
     investments                             (3,182)        (21,582)             68          51,190          67,291
                                     --------------  --------------  --------------  --------------  --------------
    NET INCREASE
     (DECREASE) IN NET
     ASSETS RESULTING
     FROM OPERATIONS                 $        1,934  $       10,498  $          (94) $       44,320  $       56,778
                                     ==============  ==============  ==============  ==============  ==============

                                     -----------------------------------------------
                                         T. Rowe         T. Rowe
                                          Price           Price        Oppenheimer
                                        Large-Cap       Large-Cap     Global Equity
                                        Portfolio      Portfolio B   Portfolio B (b)
                                     --------------  --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                          $        5,631  $        8,554  $            -
                                     --------------  --------------  --------------
Expenses:
  Mortality and expense charges              12,241          29,840             831
  Administrative fee                          1,510           6,359             264
                                     --------------  --------------  --------------
    Total Expenses                           13,751          36,199           1,095
                                     --------------  --------------  --------------
    Net investment (loss) income             (8,120)        (27,645)         (1,095)
                                     --------------  --------------  --------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from
   security transactions                     17,711          18,527             260
  Change in unrealized appreciation
   (depreciation) of investments             41,081         189,227          25,843
                                     --------------  --------------  --------------
    Net realized and unrealized
     gains (losses) on
     investments                             58,792         207,754          26,103
                                     --------------  --------------  --------------
    NET INCREASE
     (DECREASE) IN NET
     ASSETS RESULTING
     FROM OPERATIONS                 $       50,672  $      180,109  $       25,008
                                     ==============  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                              Oppenheimer                                               Putnam
                                             --------------  -------------------------------------------------------------

                                                Capital        Growth and     Growth and
                                              Appreciation       Income         Income          Vista          Vista
                                                Fund (a)          Fund          Fund B          Fund           Fund B
                                             --------------  -------------- -------------- --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        2,226  $       19,970 $       11,814 $            -  $            -
                                             --------------  -------------- -------------- --------------  --------------
Expenses:
  Mortality and expense charges                         936          13,570          7,877          5,240             332
  Administrative fee                                    117           1,628          2,062            631              76
                                             --------------  -------------- -------------- --------------  --------------
    Total Expenses                                    1,053          15,198          9,939          5,871             408
                                             --------------  -------------- -------------- --------------  --------------
    Net investment (loss) income                      1,173           4,772          1,875         (5,871)           (408)
                                             --------------  -------------- -------------- --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     (55,486)            807         22,260        (26,336)          2,681
  Change in unrealized appreciation
   (depreciation) of investments                     42,525          36,555         12,175         75,100             337
                                             --------------  -------------- -------------- --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        (12,961)         37,362         34,435         48,764           3,018
                                             --------------  -------------- -------------- --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      (11,788) $       42,134 $       36,310 $       42,893  $        2,610
                                             ==============  ============== ============== ==============  ==============

                                             ------------------------------

                                                 Equity      International
                                                 Income         Growth
                                                 Fund B        Fund (a)
                                             -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       44,765 $       16,773
                                             -------------- --------------
Expenses:
  Mortality and expense charges                      18,513          4,268
  Administrative fee                                  5,374            512
                                             -------------- --------------
    Total Expenses                                   23,887          4,780
                                             -------------- --------------
    Net investment (loss) income                     20,878         11,993
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      15,872        (44,018)
  Change in unrealized appreciation
   (depreciation) of investments                     79,562          3,692
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                         95,434        (40,326)
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      116,312 $      (28,333)
                                             ============== ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                 Putnam                                                Templeton
                                             --------------  ---------------------------------------------------------------

                                              International      Growth          Growth         Foreign         Foreign
                                                 Equity        Securities      Securities      Securities      Securities
                                               Fund B (a)         Fund           Fund B           Fund           Fund B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       57,221  $        3,225  $        1,208  $        9,490  $       39,251
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                      16,291           2,980           1,261           9,056          39,757
  Administrative fee                                  3,193             401             290           1,105           8,488
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                   19,484           3,381           1,551          10,161          48,245
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     37,737            (156)           (343)           (671)         (8,994)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     869,145             905           8,098           5,524          62,069
  Change in unrealized appreciation
   (depreciation) of investments                 (1,018,125)         17,981            (752)         57,800         264,440
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                       (148,980)         18,886           7,346          63,324         326,509
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $     (111,243) $       18,730  $        7,003  $       62,653  $      317,515
                                             ==============  ==============  ==============  ==============  ==============

                                             ------------------------------
                                               Developing     Developing
                                                Markets        Markets
                                               Securities     Securities
                                                  Fund          Fund B
                                             -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        5,901 $       50,776
                                             -------------- --------------
Expenses:
  Mortality and expense charges                       5,109         49,068
  Administrative fee                                    613          9,817
                                             -------------- --------------
    Total Expenses                                    5,722         58,885
                                             -------------- --------------
    Net investment (loss) income                        179         (8,109)
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      59,645        225,403
  Change in unrealized appreciation
   (depreciation) of investments                     34,205        728,390
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                         93,850        953,793
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $       94,029 $      945,684
                                             ============== ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                Fidelity
                                             ---------------------------------------------------------------------------------

                                                                                                 Growth        Growth and
                                               Contrafund        Growth          Growth       Opportunities      Income
                                              Portfolio (a)     Portfolio      Portfolio B      Portfolio      Portfolio
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          150  $          227  $       10,933  $          119  $          640
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                         184             579          62,620             168             546
  Administrative fee                                     27              72          12,782              22              68
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                      211             651          75,402             190             614
                                             --------------  --------------  --------------  --------------  --------------
Net investment (loss) income                            (61)           (424)        (64,469)            (71)             26
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       5,733          (2,117)         32,754            (580)           (236)
  Change in unrealized appreciation
   (depreciation) of investments                     (7,191)          4,535         328,612           1,642           2,976
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         (1,458)          2,418         361,366           1,062           2,740
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $       (1,519) $        1,994  $      296,897  $          991  $        2,766
                                             ==============  ==============  ==============  ==============  ==============

                                             -----------------------------

                                                 Equity          Equity
                                                 Income          Income
                                                Portfolio      Portfolio B
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          484  $       20,224
                                             --------------  --------------
Expenses:
  Mortality and expense charges                         119           5,710
  Administrative fee                                     15           1,116
                                             --------------  --------------
    Total Expenses                                      134           6,826
                                             --------------  --------------
Net investment (loss) income                            350          13,398
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          69          13,260
  Change in unrealized appreciation
   (depreciation) of investments                         (7)         (7,196)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                             62           6,064
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $          412  $       19,462
                                             ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                            Fidelity                 Dryefus
                                         --------------- ------------------------------  ---------------

                                              High           Stock           Stock            High
                                             Income          Index           Index            Yield
                                         Portfolio B (a)    Fund (a)       Fund B (a)       Portfolio
                                         --------------- --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $        7,007  $          203  $        1,241  $       43,215
                                         --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                     364             250           1,603           8,066
  Administrative fee                                 87              34             323           1,645
                                         --------------  --------------  --------------  --------------
    Total Expenses                                  451             284           1,926           9,711
                                         --------------  --------------  --------------  --------------
    Net investment (loss) income                  6,556             (81)           (685)         33,504
                                         --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                            212          (9,297)         44,582          27,040
  Change in unrealized appreciation
   (depreciation) of investments                (10,152)          6,713         (61,960)        (36,844)
                                         --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                     (9,940)         (2,584)        (17,378)         (9,804)
                                         --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       (3,384) $       (2,665) $      (18,063) $       23,700
                                         ==============  ==============  ==============  ==============

                                                       PIMCO
                                         ------------------------------------------------

                                               Low          StocksPLUS         Total
                                            Duration        Growth and        Return
                                            Portfolio    Income Portfolio    Portfolio
                                         --------------  ---------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $       17,862   $        5,214  $      147,711
                                         --------------   --------------  --------------
Expenses:
  Mortality and expense charges                   7,134            2,621          38,779
  Administrative fee                              1,315              571           6,741
                                         --------------   --------------  --------------
    Total Expenses                                8,449            3,192          45,520
                                         --------------   --------------  --------------
    Net investment (loss) income                  9,413            2,022         102,191
                                         --------------   --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                           (216)           5,917          23,878
  Change in unrealized appreciation
   (depreciation) of investments                (11,694)          (3,954)        (96,576)
                                         --------------   --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    (11,910)           1,963         (72,698)
                                         --------------   --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       (2,497)  $        3,985  $       29,493
                                         ==============   ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                  -------------------------------
                                            Lord Abbett
                                              Growth
                                                and
                                         Income Portfolio
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      927,063  $     (599,768)
 Net realized gains (losses)
   from security transactions          2,784,186       1,956,088
 Change in unrealized
   appreciation
   (depreciation) of
   investments                        (2,572,976)      5,944,727
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                   1,138,273       7,301,047
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   456,539         260,102
 Net investment division
   transfers                          (1,239,560)      9,498,828
 Other net transfers                 (10,642,668)     (9,984,821)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions       (11,425,689)       (225,891)
                                  --------------  --------------
    NET CHANGE IN NET ASSETS         (10,287,416)      7,075,156
NET ASSETS - BEGINNING OF
 PERIOD                               69,071,703      61,996,547
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   58,784,287  $   69,071,703
                                  ==============  ==============

                                                            Met Investors
                                  -----------------------------------------------------------------------------------------------
                                            Lord Abbett
                                              Growth                          Lord Abbett
                                                and                              Bond
                                        Income Portfolio B                Debenture Portfolio
                                  ------------------------------    ------------------------------
                                       2005            2004              2005            2004
                                  --------------  --------------    --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      710,852  $     (569,918)   $      238,667  $      171,729
 Net realized gains (losses)
   from security transactions          1,115,113       1,864,001           162,624         157,907
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (914,627)      4,227,560          (376,440)        344,705
                                  --------------  --------------    --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     911,338       5,521,643            24,851         674,341
                                  --------------  --------------    --------------  --------------
From capital transactions:
 Net purchase payments                 2,038,807       9,570,010            10,305          17,069
 Net investment division
   transfers                            (864,188)     (1,250,373)         (171,146)        197,690
 Other net transfers                  (2,454,095)     (2,084,742)       (1,699,518)     (2,680,428)
                                  --------------  --------------    --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (1,279,476)      6,234,895        (1,860,359)     (2,465,669)
                                  --------------  --------------    --------------  --------------
    NET CHANGE IN NET ASSETS            (368,138)     11,756,538        (1,835,508)     (1,791,328)
NET ASSETS - BEGINNING OF
 PERIOD                               51,453,931      39,697,393         9,796,621      11,587,949
                                  --------------  --------------    --------------  --------------
NET ASSETS - END OF PERIOD        $   51,085,793  $   51,453,931    $    7,961,113  $    9,796,621
                                  ==============  ==============    ==============  ==============

                                  -----------------------------

                                            Lord Abbett
                                               Bond
                                       Debenture Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      672,178  $      335,126
 Net realized gains (losses)
   from security transactions            818,980       1,002,765
 Change in unrealized
   appreciation
   (depreciation) of
   investments                        (1,324,084)        194,054
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     167,074       1,531,945
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   731,103       7,292,867
 Net investment division
   transfers                           1,088,572      (4,698,476)
 Other net transfers                  (1,416,713)     (1,543,481)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions           402,962       1,050,910
                                  --------------  --------------
    NET CHANGE IN NET ASSETS             570,036       2,582,855
NET ASSETS - BEGINNING OF
 PERIOD                               22,863,216      20,280,361
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   23,433,252  $   22,863,216
                                  ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                           Met Investors
                                  -----------------------------------------------------------------------------------------------

                                            Lord Abbett                     Lord Abbett                     Lord Abbett
                                              Growth                          Growth                          Mid-Cap
                                       Opportunity Portfolio          Opportunity Portfolio B             Value Portfolio
                                  ------------------------------  ------------------------------  ------------------------------
                                       2005            2004            2005            2004            2005            2004
                                  --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $       81,858  $      (23,109) $      163,771  $      (25,400) $      189,785  $      105,392
 Net realized gains (losses)
   from security transactions             88,603          64,023          35,968          48,793         461,058         326,509
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (123,748)        131,267         (93,722)        197,688        (186,860)        935,451
                                  --------------  --------------  --------------  --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                      46,713         172,181         106,017         221,081         463,983       1,367,352
                                  --------------  --------------  --------------  --------------  --------------  --------------
From capital transactions:
 Net purchase payments                    36,464             440         203,042         103,500          38,899          13,975
 Net investment division
   transfers                             (25,853)         16,620         417,909         198,210         148,592       1,823,572
 Other net transfers                    (257,877)       (183,176)       (151,222)       (128,536)     (1,082,982)       (874,412)
                                  --------------  --------------  --------------  --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions          (247,266)       (166,116)        469,729         173,174        (895,491)        963,135
                                  --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET ASSETS            (200,553)          6,065         575,746         394,255        (431,508)      2,330,487
NET ASSETS - BEGINNING OF
 PERIOD                                1,736,878       1,730,813       2,255,224       1,860,969       7,458,251       5,127,764
                                  --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF PERIOD        $    1,536,325  $    1,736,878  $    2,830,970  $    2,255,224  $    7,026,743  $    7,458,251
                                  ==============  ==============  ==============  ==============  ==============  ==============

                                  -------------------------------

                                            Lord Abbett
                                              Mid-Cap
                                         Value Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      514,457  $      203,327
 Net realized gains (losses)
   from security transactions            231,752          66,936
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           348,520       2,041,814
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                   1,094,729       2,312,077
                                  --------------  --------------
From capital transactions:
 Net purchase payments                 1,519,211       1,530,004
 Net investment division
   transfers                           2,555,146       2,246,911
 Other net transfers                    (870,518)       (478,319)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions         3,203,839       3,298,596
                                  --------------  --------------
    NET CHANGE IN NET ASSETS           4,298,568       5,610,673
NET ASSETS - BEGINNING OF
 PERIOD                               13,631,254       8,020,581
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   17,929,822  $   13,631,254
                                  ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                      Met Investors
                                  -----------------------------------------------------------------------------------------

                                            Lord Abbett                    JP Morgan                    JP Morgan
                                             America's                      Quality                      Quality
                                         Value Portfolio B               Bond Portfolio              Bond Portfolio B
                                  ------------------------------  ---------------------------  ---------------------------
                                       2005            2004                       2004 (f)                     2004 (f)
                                  --------------  --------------               --------------               --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      (39,009) $       59,000               $      399,352               $      515,881
 Net realized gains (losses)
   from security transactions             54,339          14,816                      132,583                     (427,307)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           167,937         240,174                     (391,823)                      52,852
                                  --------------  --------------               --------------               --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     183,267         313,990                      140,112                      141,426
                                  --------------  --------------               --------------               --------------
From capital transactions:
 Net purchase payments                   730,020         748,319                            -                    1,007,333
 Net investment division
   transfers                           2,653,205       1,505,041                   (5,310,539)                  (5,639,399)
 Other net transfers                    (354,633)        (61,730)                  (1,539,447)                    (354,880)
                                  --------------  --------------               --------------               --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions         3,028,592       2,191,630                   (6,849,986)                  (4,986,946)
                                  --------------  --------------               --------------               --------------
    NET CHANGE IN NET ASSETS           3,211,859       2,505,620                   (6,709,874)                  (4,845,520)
NET ASSETS - BEGINNING OF
 PERIOD                                3,041,361         535,741                    6,709,874                    4,845,520
                                  --------------  --------------               --------------               --------------
NET ASSETS - END OF PERIOD        $    6,253,220  $    3,041,361               $            -               $            -
                                  ==============  ==============               ==============               ==============

                                  ----------------------------

                                           JP Morgan
                                             Select
                                        Equity Portfolio
                                  ---------------------------
                                                  2004 (f)
                                               --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                  $       36,418
 Net realized gains (losses)
   from security transactions                        (609,282)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                      1,185,338
                                               --------------
    Net increase (decrease)
     in net assets resulting
     from operations                                  612,474
                                               --------------
From capital transactions:
 Net purchase payments                                 25,573
 Net investment division
   transfers                                       (9,398,661)
 Other net transfers                               (2,271,090)
                                               --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                    (11,644,178)
                                               --------------
    NET CHANGE IN NET ASSETS                      (11,031,704)
NET ASSETS - BEGINNING OF
 PERIOD                                            11,031,704
                                               --------------
NET ASSETS - END OF PERIOD                     $            -
                                               ==============

(f) For the period from January 1, 2004 to November 19, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                  Met Investors
                            ------------------------------------------------------------------------------------------

                                      JP Morgan                    Met/Putnam                    Met/Putnam
                                       Select                       Research                       Capital
                                 Equity Portfolio B               Portfolio B              Opportunities Portfolio
                            ----------------------------  ---------------------------  ------------------------------
                                             2004 (f)                     2004 (f)          2005            2004
                                          --------------               --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                                 $        2,388               $      (19,751) $      (52,787) $      (74,837)
 Net realized gains
   (losses) from
   security transactions                          60,974                      268,898         165,053         (14,269)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                   (23,414)                    (239,343)        254,113         914,173
                                          --------------               --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              39,948                        9,804         366,379         825,067
                                          --------------               --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments                                                        497,895         108,599          92,821
 Net investment division
   transfers                                    (561,614)                  (2,802,868)       (153,398)       (266,316)
 Other net transfers                             (95,953)                    (103,053)     (1,167,362)     (1,032,592)
                                          --------------               --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                               (657,567)                  (2,408,026)     (1,212,161)     (1,206,087)
                                          --------------               --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                                     (617,619)                  (2,398,222)       (845,782)       (381,020)
NET ASSETS - BEGINNING
 OF PERIOD                                       617,619                    2,398,222       5,369,176       5,750,196
                                          --------------               --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                                   $            -               $            -  $    4,523,394  $    5,369,176
                                          ==============               ==============  ==============  ==============

                            -------------------------------

                                      Met/Putnam
                                        Capital
                               Opportunities Portfolio B
                            ------------------------------
                                 2005            2004
                            --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $       (5,247) $       (5,382)
 Net realized gains
   (losses) from
   security transactions             4,701           1,838
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      38,616          70,316
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                38,070          66,772
                            --------------  --------------
From capital
 transactions:
 Net purchase payments               1,101           4,988
 Net investment division
   transfers                        49,953           4,369
 Other net transfers               (11,136)         (8,833)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                   39,918             524
                            --------------  --------------
    NET CHANGE IN NET
     ASSETS                         77,988          67,296
NET ASSETS - BEGINNING
 OF PERIOD                         464,650         397,354
                            --------------  --------------
NET ASSETS - END OF
 PERIOD                     $      542,638  $      464,650
                            ==============  ==============

(f) For the period from January 1, 2004 to November 19, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                  -------------------------------

                                            Oppenheimer
                                              Capital
                                      Appreciation Portfolio
                                  ------------------------------
                                       2005          2004 (g)
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $       (3,446) $       46,204
 Net realized gains (losses)
   from security transactions              8,725            (526)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           132,770          16,843
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     138,049          62,521
                                  --------------  --------------
From capital transactions:
 Net purchase payments                       480             160
 Net investment division
   transfers                           1,261,595         938,122
 Other net transfers                    (300,919)        (81,802)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions           961,156         856,480
                                  --------------  --------------
    NET CHANGE IN NET ASSETS           1,099,205         919,001
NET ASSETS - BEGINNING OF
 PERIOD                                  919,001               -
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $    2,018,206  $      919,001
                                  ==============  ==============

                                                            Met Investors
                                  -----------------------------------------------------------------------------------------------

                                            Oppenheimer                          Money
                                              Capital                           Market
                                     Appreciation Portfolio B                 Portfolio B
                                  ------------------------------    ------------------------------
                                       2005              2004          2005 (a)          2004
                                  --------------    --------------  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      (98,420)   $      903,544  $        3,380  $     (105,147)
 Net realized gains (losses)
   from security transactions            580,386           837,551               -               -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (170,174)         (848,736)              -               -
                                  --------------    --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     311,792           892,359           3,380        (105,147)
                                  --------------    --------------  --------------  --------------
From capital transactions:
 Net purchase payments                   582,397         5,763,382       3,962,241       7,336,779
 Net investment division
   transfers                          (3,660,085)       (1,247,575)    (13,151,826)     (7,042,492)
 Other net transfers                    (868,423)         (617,785)       (130,327)       (773,391)
                                  --------------    --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (3,946,111)        3,898,022      (9,319,912)       (479,104)
                                  --------------    --------------  --------------  --------------
    NET CHANGE IN NET ASSETS          (3,634,319)        4,790,381      (9,316,532)       (584,251)
NET ASSETS - BEGINNING OF
 PERIOD                               17,809,586        13,019,205       9,316,532       9,900,783
                                  --------------    --------------  --------------  --------------
NET ASSETS - END OF PERIOD        $   14,175,267    $   17,809,586  $            -  $    9,316,532
                                  ==============    ==============  ==============  ==============

                                  -----------------------------

                                          PIMCO Inflation
                                             Protected
                                         Bond Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $     (177,459) $      492,509
 Net realized gains (losses)
   from security transactions            169,893         456,817
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           (56,444)        147,725
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     (64,010)      1,097,051
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   477,620       5,824,012
 Net investment division
   transfers                          (1,659,818)     (2,084,647)
 Other net transfers                    (572,028)       (634,879)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (1,754,226)      3,104,486
                                  --------------  --------------
    NET CHANGE IN NET ASSETS          (1,818,236)      4,201,537
NET ASSETS - BEGINNING OF
 PERIOD                               14,486,481      10,284,944
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   12,668,245  $   14,486,481
                                  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                     Met Investors
                            -------------------------------------------------------------------------------------------------

                                         Janus                           Janus                           PIMCO
                                      Aggressive                      Aggressive                     Total Return
                                   Growth Portfolio               Growth Portfolio B                Bond Portfolio
                            ------------------------------  ------------------------------  ------------------------------
                                 2005          2004 (g)          2005            2004            2005          2004 (g)
                            --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (23,872) $      (19,165) $     (178,595) $     (202,789) $      (36,204) $        2,385
 Net realized gains
   (losses) from
   security transactions            48,424           9,718         326,684         815,044          17,276          (2,751)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     182,879         198,500       1,121,600         590,259          71,989          33,857
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               207,431         189,053       1,269,689       1,202,514          53,061          33,491
                            --------------  --------------  --------------  --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments                 480             320         372,792       2,585,596           2,000               -
 Net investment division
   transfers                      (151,508)      2,108,310      (2,346,784)      5,002,479         152,651       5,333,820
 Other net transfers              (250,925)       (246,131)       (707,146)       (475,857)       (842,342)        (76,543)
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (401,953)      1,862,499      (2,681,138)      7,112,218        (687,691)      5,257,277
                            --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                       (194,522)      2,051,552      (1,411,449)      8,314,732        (634,630)      5,290,768
NET ASSETS - BEGINNING
 OF PERIOD                       2,051,552               -      13,735,692       5,420,960       5,290,768               -
                            --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                     $    1,857,030  $    2,051,552  $   12,324,243  $   13,735,692  $    4,656,138  $    5,290,768
                            ==============  ==============  ==============  ==============  ==============  ==============

                            -----------------------------

                                         PIMCO
                                     Total Return
                                   Bond Portfolio B
                            ------------------------------
                                 2005            2004
                            --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (280,274) $    1,402,742
 Net realized gains
   (losses) from
   security transactions           (24,444)          1,615
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     496,901        (601,994)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               192,183         802,363
                            --------------  --------------
From capital
 transactions:
 Net purchase payments           2,138,313       6,722,289
 Net investment division
   transfers                    (1,072,472)      3,640,137
 Other net transfers            (1,953,969)     (1,228,260)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (888,128)      9,134,166
                            --------------  --------------
    NET CHANGE IN NET
     ASSETS                       (695,945)      9,936,529
NET ASSETS - BEGINNING
 OF PERIOD                      32,346,606      22,410,077
                            --------------  --------------
NET ASSETS - END OF
 PERIOD                     $   31,650,661  $   32,346,606
                            ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Met Investors
                            -------------------------------------------------------------------------------------------

                                                                  T. Rowe Price                 T. Rowe Price
                                     RCM Global                      Mid-Cap                       Mid-Cap
                               Technology Portfolio B           Growth Portfolio             Growth Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005         2004 (g)         2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (10,195) $     (22,345) $      13,316  $     (23,014) $      84,243  $    (167,472)
 Net realized gains
   (losses) from
   security transactions            3,231        125,899         72,851          9,847        482,360        596,256
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     65,175        (79,632)       174,068        320,841        763,426        997,791
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               58,211         23,922        260,235        307,674      1,330,029      1,426,575
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments             32,548        519,833              -          6,421      1,009,788      2,752,323
 Net investment division
   transfers                     (405,651)       (32,994)      (280,537)     2,105,579       (389,150)    (1,299,281)
 Other net transfers              (63,441)       (48,763)      (142,582)       (66,363)      (574,064)      (307,410)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (436,544)       438,076       (423,119)     2,045,637         46,574      1,145,632
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (378,333)       461,998       (162,884)     2,353,311      1,376,603      2,572,207
NET ASSETS - BEGINNING
 OF PERIOD                      1,409,252        947,254      2,353,311              -     10,865,835      8,293,628
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   1,030,919  $   1,409,252  $   2,190,427  $   2,353,311  $  12,242,438  $  10,865,835
                            =============  =============  =============  =============  =============  =============

                            ---------------------------

                                    MFS Research
                                    International
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     231,766  $     (58,105)
 Net realized gains
   (losses) from
   security transactions          598,605        310,180
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     56,178        612,915
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              886,549        864,990
                            -------------  -------------
From capital
 transactions:
 Net purchase payments            147,944         79,642
 Net investment division
   transfers                      860,535        580,811
 Other net transfers           (1,293,929)      (935,548)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (285,450)      (275,095)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       601,099        589,895
NET ASSETS - BEGINNING
 OF PERIOD                      5,481,933      4,892,038
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   6,083,032  $   5,481,933
                            =============  =============

(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Met Investors
                            -----------------------------------------------------------------------------------------
                                         MFS                           AIM
                                      Research                      Small-Cap                      Lazard
                                    International                    Growth                        Mid-Cap
                                     Portfolio B                   Portfolio B                   Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     578,144  $    (132,626) $      70,780  $    (130,212) $     326,469  $     (79,477)
 Net realized gains
   (losses) from
   security transactions          818,499        891,400        327,404        769,867        274,339        425,791
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    811,059      1,318,202        512,670       (114,878)      (395,073)       157,060
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            2,207,702      2,076,976        910,854        524,777        205,735        503,374
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments          1,194,742      3,147,063        171,009      2,553,485        285,815      1,535,437
 Net investment division
   transfers                    1,701,747      2,504,374      2,749,934     (1,535,174)      (887,904)    (1,967,890)
 Other net transfers             (704,065)      (311,588)      (546,748)      (253,697)      (189,084)      (205,209)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               2,192,424      5,339,849      2,374,195        764,614       (791,173)      (637,662)
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     4,400,126      7,416,825      3,285,049      1,289,391       (585,438)      (134,288)
NET ASSETS - BEGINNING
 OF PERIOD                     11,761,428      4,344,603      6,898,264      5,608,873      4,191,996      4,326,284
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  16,161,554  $  11,761,428  $  10,183,313  $   6,898,264  $   3,606,558  $   4,191,996
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Harris
                                       Oakmark
                                    International
                                     Portfolio B
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (45,782) $    (180,199)
 Net realized gains
   (losses) from
   security transactions          794,061      1,556,081
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    358,872        669,795
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,107,151      2,045,677
                            -------------  -------------
From capital
 transactions:
 Net purchase payments          1,102,799      4,407,476
 Net investment division
   transfers                   (1,369,116)    (2,270,308)
 Other net transfers             (441,559)      (289,427)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (707,876)     1,847,741
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       399,275      3,893,418
NET ASSETS - BEGINNING
 OF PERIOD                     10,393,141      6,499,723
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,792,416  $  10,393,141
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                         Met Investors
                                         -------------------------------------------------------------------------------------
                                                                                                           Third
                                                  Met/AIM                     Third                       Avenue
                                                 Small-Cap               Avenue Small-Cap                Small-Cap
                                              Growth Portfolio           Value Portfolio             Value Portfolio B
                                         -------------------------- -------------------------- ----------------------------
                                            2005 (b)                   2005 (b)                     2005             2004
                                         -------------              -------------              -------------    -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       3,129              $      (3,021)             $    (114,550)   $      30,085
  Net realized gains (losses) from
   security transactions                         7,004                      2,768                    956,404        1,491,399
  Change in unrealized appreciation
   (depreciation) of investments                35,151                     74,590                    179,148          731,562
                                         -------------              -------------              -------------    -------------
    Net increase (decrease) in net
     assets resulting from operations           45,284                     74,337                  1,021,002        2,253,046
                                         -------------              -------------              -------------    -------------
From capital transactions:
  Net purchase payments                              -                          -                    788,017        3,550,138
  Net investment division transfers            299,940                    386,636                 (1,313,120)      (3,732,602)
  Other net transfers                          (45,262)                   (16,241)                  (472,273)        (334,453)
                                         -------------              -------------              -------------    -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              254,678                    370,395                   (997,376)        (516,917)
                                         -------------              -------------              -------------    -------------
    NET CHANGE IN NET ASSETS                   299,962                    444,732                     23,626        1,736,129
NET ASSETS - BEGINNING OF
 PERIOD                                              -                          -                  9,208,622        7,472,493
                                         -------------              -------------              -------------    -------------
NET ASSETS - END OF PERIOD               $     299,962              $     444,732              $   9,232,248    $   9,208,622
                                         =============              =============              =============    =============

                                         -------------------------
                                                 Neuberger
                                                   Berman
                                                    Real
                                              Estate Portfolio
                                         --------------------------
                                            2005 (b)
                                         -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (6,878)
  Net realized gains (losses) from
   security transactions                        12,554
  Change in unrealized appreciation
   (depreciation) of investments               105,867
                                         -------------
    Net increase (decrease) in net
     assets resulting from operations          111,543
                                         -------------
From capital transactions:
  Net purchase payments                              -
  Net investment division transfers            813,418
  Other net transfers                         (103,791)
                                         -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              709,627
                                         -------------
    NET CHANGE IN NET ASSETS                   821,170
NET ASSETS - BEGINNING OF
 PERIOD                                              -
                                         -------------
NET ASSETS - END OF PERIOD               $     821,170
                                         =============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                               Met Investors
                          -----------------------------------------------------------------------------------------

                                    Neuberger                      Turner                     Goldman Sachs
                                     Berman                        Mid-Cap                       Mid-Cap
                             Real Estate Portfolio B         Growth Portfolio B             Value Portfolio B
                          ----------------------------  ----------------------------  ----------------------------
                               2005         2004 (g)         2005         2004 (g)         2005         2004 (g)
                          -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                 $     (76,899) $      69,471  $      16,729  $     (23,900) $     120,090  $      (5,949)
 Net realized gains
   (losses) from
   security
   transactions                 338,322        319,936         78,529        160,483        178,353        269,732
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  601,635        466,832        (18,872)       197,573       (107,956)       298,743
                          -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            863,058        856,239         76,386        334,156        190,487        562,526
                          -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments          907,420        839,423         42,276        554,212        482,465        830,411
 Net investment
   division transfers         3,660,627      1,097,312       (500,622)       644,546       (379,486)       768,628
 Other net transfers           (281,549)      (105,853)       (61,800)       (37,548)       (94,921)       (68,745)
                          -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions             4,286,498      1,830,882       (520,146)     1,161,210          8,058      1,530,294
                          -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                   5,149,556      2,687,121       (443,760)     1,495,366        198,545      2,092,820
NET ASSETS - BEGINNING
 OF PERIOD                    2,687,121              -      1,495,366              -      2,092,820              -
                          -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                   $   7,836,677  $   2,687,121  $   1,051,606  $   1,495,366  $   2,291,365  $   2,092,820
                          =============  =============  =============  =============  =============  =============

                          -----------------------------

                                    Defensive
                                    Strategy
                                 Fund of Fund B
                          ----------------------------
                               2005         2004 (h)
                          -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                 $     (31,622) $      46,262
 Net realized gains
   (losses) from
   security
   transactions                     234             67
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  162,878        (11,140)
                          -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            131,490         35,189
                          -------------  -------------
From capital
 transactions:
 Net purchase payments          378,369        154,661
 Net investment
   division transfers         1,560,405      2,572,076
 Other net transfers           (178,599)        (1,264)
                          -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions             1,760,175      2,725,473
                          -------------  -------------
    NET CHANGE IN NET
     ASSETS                   1,891,665      2,760,662
NET ASSETS - BEGINNING
 OF PERIOD                    2,760,662              -
                          -------------  -------------
NET ASSETS - END OF
 PERIOD                   $   4,652,327  $   2,760,662
                          =============  =============

(g) For the period from May 3, 2004 to December 31, 2004
(h) For the period from November 22, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                Met Investors
                            ----------------------------------------------------------------------------------------

                                      Moderate                      Balanced                      Growth
                                      Strategy                      Strategy                     Strategy
                                   Fund of Fund B                Fund of Fund B               Fund of Fund B
                            ----------------------------  ---------------------------- ----------------------------
                                 2005         2004 (h)         2005        2004 (h)         2005         2004 (h)
                            -------------  -------------  -------------  ------------- -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (52,581) $     100,594  $    (139,161) $     283,600 $    (158,718) $     192,226
 Net realized gains
   (losses) from
   security transactions           90,943             61         98,925             35       290,369             62
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  1,212,460          2,245      4,255,769        261,782     4,808,088        571,750
                            -------------  -------------  -------------  ------------- -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,250,822        102,900      4,215,533        545,417     4,939,739        764,038
                            -------------  -------------  -------------  ------------- -------------  -------------
From capital
 transactions:
 Net purchase payments          6,452,097        508,512     24,862,758      1,406,112    19,560,188      2,394,025
 Net investment division
   transfers                   15,247,272      7,210,752     28,184,847     30,437,103    16,671,629     33,770,768
 Other net transfers           (2,143,336)        (2,078)    (4,068,109)             -    (1,614,327)      (496,740)
                            -------------  -------------  -------------  ------------- -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              19,556,033      7,717,186     48,979,496     31,843,215    34,617,490     35,668,053
                            -------------  -------------  -------------  ------------- -------------  -------------
    NET CHANGE IN NET
     ASSETS                    20,806,855      7,820,086     53,195,029     32,388,632    39,557,229     36,432,091
NET ASSETS - BEGINNING
 OF PERIOD                      7,820,086              -     32,388,632              -    36,432,091              -
                            -------------  -------------  -------------  ------------- -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  28,626,941  $   7,820,086  $  85,583,661  $  32,388,632 $  75,989,320  $  36,432,091
                            =============  =============  =============  ============= =============  =============

                            -----------------------------

                                     Aggressive
                                      Strategy
                                   Fund of Fund B
                            ----------------------------
                                 2005         2004 (h)
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (37,924) $       4,547
 Net realized gains
   (losses) from
   security transactions           44,868            105
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    600,321        106,540
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              607,265        111,192
                            -------------  -------------
From capital
 transactions:
 Net purchase payments          1,243,027        940,325
 Net investment division
   transfers                    1,320,569      3,683,841
 Other net transfers             (181,355)       (11,433)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               2,382,241      4,612,733
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                     2,989,506      4,723,925
NET ASSETS - BEGINNING
 OF PERIOD                      4,723,925              -
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   7,713,431  $   4,723,925
                            =============  =============

(h) For the period from November 22, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                           Met Investors
                            ----------------------------------------------------------------------------------

                                                                                         Cyclical Growth
                                    Van Kampen                  Cyclical                       and
                               Comstock Portfolio B      Growth ETF Portfolio B       Income ETF Portfolio B
                            -------------------------- --------------------------   --------------------------
                               2005 (b)                   2005 (c)                     2005 (c)
                            -------------              -------------                -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      40,223              $         224                $          88
 Net realized gains
   (losses) from
   security transactions            1,447                          1                            -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     60,089                       (224)                        (145)
                            -------------              -------------                -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              101,759                          1                          (57)
                            -------------              -------------                -------------
From capital
 transactions:
 Net purchase payments            994,047                     22,800                            -
 Net investment division
   transfers                    2,105,172                     17,793                       67,511
 Other net transfers              (17,182)                       (23)                           -
                            -------------              -------------                -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               3,082,037                     40,570                       67,511
                            -------------              -------------                -------------
    NET CHANGE IN NET
     ASSETS                     3,183,796                     40,571                       67,454
NET ASSETS - BEGINNING
 OF PERIOD                              -                          -                            -
                            -------------              -------------                -------------
NET ASSETS - END OF
 PERIOD                     $   3,183,796              $      40,571                $      67,454
                            =============              =============                =============

                            -------------------------

                                    Legg Mason
                                      Value
                                Equity Portfolio B
                            --------------------------
                              2005 (d)
                            -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $           -
 Net realized gains
   (losses) from
   security transactions                -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -
                            -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                    -
                            -------------
From capital
 transactions:
 Net purchase payments                  -
 Net investment division
   transfers                            -
 Other net transfers                    -
                            -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                       -
                            -------------
    NET CHANGE IN NET
     ASSETS                             -
NET ASSETS - BEGINNING
 OF PERIOD                              -
                            -------------
NET ASSETS - END OF
 PERIOD                     $           -
                            =============

(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005
(d) For the period November 7, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Russell
                                      -----------------------------------------------------------------------------------------


                                               Multi-Style                   Aggressive                      Non-US
                                               Equity Fund                   Equity Fund                      Fund
                                      ----------------------------  ----------------------------  ----------------------------
                                           2005           2004           2005           2004           2005           2004
                                      -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS :
From operations
  Net investment (loss) income        $      (9,653) $     (25,079) $      49,596  $      17,067  $       3,947  $       7,996
  Net realized gains (losses) from
   security transactions                    (91,199)      (173,819)        47,417         26,738         25,900        (43,923)
  Change in unrealized appreciation
   (depreciation) of investments            283,133        489,470        (72,447)        54,442        151,305        311,745
                                      -------------  -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                             182,281        290,572         24,566         98,247        181,152        275,818
                                      -------------  -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                       1,780          1,780            232            232            818            818
  Net investment division transfers          23,567          5,589         (9,824)       (62,450)       (53,793)      (153,644)
  Other net transfers                      (693,796)      (696,958)      (255,400)      (154,747)      (358,698)      (371,978)
                                      -------------  -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (668,449)      (689,589)      (264,992)      (216,965)      (411,673)      (524,804)
                                      -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                (486,168)      (399,017)      (240,426)      (118,718)      (230,521)      (248,986)
NET ASSETS - BEGINNING OF
 PERIOD                                   3,786,428      4,185,445        826,355        945,073      1,850,739      2,099,725
                                      -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD            $   3,300,260  $   3,786,428  $     585,929  $     826,355  $   1,620,218  $   1,850,739
                                      =============  =============  =============  =============  =============  =============

                                      -----------------------------


                                                Core Bond
                                                  Fund
                                      ----------------------------
                                           2005           2004
                                      -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS :
From operations
  Net investment (loss) income        $      82,091  $      85,818
  Net realized gains (losses) from
   security transactions                      9,950         28,142
  Change in unrealized appreciation
   (depreciation) of investments            (77,199)       (25,799)
                                      -------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                              14,842         88,161
                                      -------------  -------------
From capital transactions:
  Net purchase payments                         400            400
  Net investment division transfers          57,598         38,634
  Other net transfers                      (475,350)      (955,832)
                                      -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (417,352)      (916,798)
                                      -------------  -------------
    NET CHANGE IN NET
     ASSETS                                (402,510)      (828,637)
NET ASSETS - BEGINNING OF
 PERIOD                                   2,769,464      3,598,101
                                      -------------  -------------
NET ASSETS - END OF PERIOD            $   2,366,954  $   2,769,464
                                      =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                    Russell
                                         ----------------------------  -----------------------------

                                                  Real Estate                     Capital
                                                  Securities                   Appreciation
                                                     Fund                          Fund
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      34,501  $      27,603  $     (29,885) $     (34,143)
  Net realized gains (losses) from
   security transactions                        51,726         34,977       (115,784)      (133,904)
  Change in unrealized appreciation
   (depreciation) of investments               (51,077)        58,874        304,160        287,068
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           35,150        121,454        158,491        119,021
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                            170            170         17,562         57,541
  Net investment division transfers            (17,548)       (31,196)       (57,808)      (172,049)
  Other net transfers                          (96,992)       (53,560)      (326,274)      (186,947)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (114,370)       (84,586)      (366,520)      (301,455)
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                   (79,220)        36,868       (208,029)      (182,434)
NET ASSETS - BEGINNING OF
 PERIOD                                        435,953        399,085      2,455,741      2,638,175
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     356,733  $     435,953  $   2,247,712  $   2,455,741
                                         =============  =============  =============  =============

                                                       AIM
                                         -----------------------------------------------------------

                                                    Capital                    International
                                                 Appreciation                     Growth
                                                    Fund B                         Fund
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (1,342) $      (1,569) $      (2,458) $      (2,977)
  Net realized gains (losses) from
   security transactions                         4,108            974          4,483        (19,362)
  Change in unrealized appreciation
   (depreciation) of investments                 1,752          5,795         48,666         95,989
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            4,518          5,200         50,691         73,650
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -            361          3,683          2,500
  Net investment division transfers            (14,037)        (4,658)        12,547        (66,303)
  Other net transfers                             (310)          (459)       (63,976)       (79,143)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (14,347)        (4,756)       (47,746)      (142,946)
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                    (9,829)           444          2,945        (69,296)
NET ASSETS - BEGINNING OF
 PERIOD                                        115,888        115,444        339,873        409,169
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     106,059  $     115,888  $     342,818  $     339,873
                                         =============  =============  =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                  AIM
                                         -------------------------------------------------------------------------------------
                                                 International                    Premier                     Premier
                                                    Growth                        Equity                       Equity
                                                    Fund B                         Fund                        Fund B
                                         ----------------------------  ----------------------------  -------------------------
                                              2005           2004         2005 (a)         2004                     2004 (e)
                                         -------------  -------------  -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (2,883) $        (757) $        (473) $     (17,719)             $      (1,334)
  Net realized gains (losses) from
   security transactions                        17,725          1,442          1,600     (1,598,056)                    59,977
  Change in unrealized appreciation
   (depreciation) of investments               107,909         16,248         (5,245)     1,532,930                    (68,369)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations          122,751         16,933         (4,118)       (82,845)                    (9,726)
                                         -------------  -------------  -------------  -------------              -------------
From capital transactions:
  Net purchase payments                        225,480         28,925              -            750                      7,500
  Net investment division transfers            584,318            865        (96,559)    (3,558,799)                  (389,436)
  Other net transfers                          (26,729)        (3,588)          (642)      (126,411)                    (3,225)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              783,069         26,202        (97,201)    (3,684,460)                  (385,161)
                                         -------------  -------------  -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                   905,820         43,135       (101,319)    (3,767,305)                  (394,887)
NET ASSETS - BEGINNING OF
 PERIOD                                         97,932         54,797        101,319      3,868,624                    394,887
                                         -------------  -------------  -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $   1,003,752  $      97,932  $           -  $     101,319              $           -
                                         =============  =============  =============  =============              =============

                                                  Alliance
                                         -------------------------
                                                  Premier
                                                   Growth
                                                 Portfolio
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $     (10,753)
  Net realized gains (losses) from
   security transactions                                (1,070,021)
  Change in unrealized appreciation
   (depreciation) of investments                         1,029,254
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                      (51,520)
                                                     -------------
From capital transactions:
  Net purchase payments                                        935
  Net investment division transfers                     (2,166,047)
  Other net transfers                                     (119,431)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (2,284,543)
                                                     -------------
    NET CHANGE IN NET ASSETS                            (2,336,063)
NET ASSETS - BEGINNING OF
 PERIOD                                                  2,336,063
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                             Alliance
                                         --------------------------------------------------------------------------------------
                                                  Premier                     Bernstein                     Bernstein
                                                   Growth                    Real Estate                   Real Estate
                                                 Portfolio                    Portfolio                    Portfolio B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)       2005 (a)         2004         2005 (a)         2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $     (42,139) $      (3,572) $       6,382  $     (22,953) $      31,787
  Net realized gains (losses) from
   security transactions                                   225,118        362,781        107,239      1,564,228        182,916
  Change in unrealized appreciation
   (depreciation) of investments                          (419,108)      (394,028)       122,512     (1,765,860)     1,067,300
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                     (236,129)       (34,819)       236,133       (224,585)     1,282,003
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                    738,051              -             25         20,014        713,066
  Net investment division transfers                     (8,038,502)      (812,379)      (107,827)    (4,824,193)         7,974
  Other net transfers                                     (159,652)       (29,769)      (121,945)      (170,016)      (200,176)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (7,460,103)      (842,148)      (229,747)    (4,974,195)       520,864
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                            (7,696,232)      (876,967)         6,386     (5,198,780)     1,802,867
NET ASSETS - BEGINNING OF
 PERIOD                                                  7,696,232        876,967        870,581      5,198,780      3,395,913
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $           -  $     876,967  $           -  $   5,198,780
                                                     =============  =============  =============  =============  =============

                                         --------------------------
                                                 Bernstein
                                                 Small-Cap
                                                Portfolio B
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      (1,123)
  Net realized gains (losses) from
   security transactions                                    63,990
  Change in unrealized appreciation
   (depreciation) of investments                           (60,051)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                        2,816
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (246,393)
  Other net transfers                                         (785)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (247,178)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (244,362)
NET ASSETS - BEGINNING OF
 PERIOD                                                    244,362
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                     Alliance                   Liberty
                            -------------------------  -------------------------
                                    Bernstein                   Newport
                                      Value                   Tiger Fund,
                                   Portfolio B              Variable Series
                            -------------------------  -------------------------
                                           2004 (e)                   2004 (e)
                                        -------------              -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (346)             $        (385)
 Net realized gains
   (losses) from
   security transactions                       13,607                     (2,505)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (13,420)                     1,835
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                             (159)                    (1,055)
                                        -------------              -------------
From capital
 transactions:
 Net purchase payments                              -                          -
 Net investment division
   transfers                                  (65,817)                   (77,472)
 Other net transfers                             (370)                      (751)
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (66,187)                   (78,223)
                                        -------------              -------------
    NET CHANGE IN NET
     ASSETS                                   (66,346)                   (79,278)
NET ASSETS - BEGINNING
 OF PERIOD                                     66,346                     79,278
                                        -------------              -------------
NET ASSETS - END OF
 PERIOD                                 $           -              $           -
                                        =============              =============

                                                Goldman Sachs
                            ----------------------------------------------------
                                      Growth                 International
                                       and                       Equity
                                   Income Fund                    Fund
                            -------------------------  -------------------------
                                           2004 (e)                   2004 (e)
                                        -------------              -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (998)             $      (1,119)
 Net realized gains
   (losses) from
   security transactions                       (2,253)                   (49,672)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                  7,082                     44,745
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                            3,831                     (6,046)
                                        -------------              -------------
From capital
 transactions:
 Net purchase payments                              -                          -
 Net investment division
   transfers                                 (211,546)                  (219,107)
 Other net transfers                           (1,116)                   (18,078)
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (212,662)                  (237,185)
                                        -------------              -------------
    NET CHANGE IN NET
     ASSETS                                  (208,831)                  (243,231)
NET ASSETS - BEGINNING
 OF PERIOD                                    208,831                    243,231
                                        -------------              -------------
NET ASSETS - END OF
 PERIOD                                 $           -              $           -
                                        =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                             Scudder II
                                         -------------------------------------------------------------------------------------
                                                  Dreman                                                    Dreman
                                                High Return                  Small-Cap                     Small-Cap
                                             Equity Portfolio            Growth Portfolio               Value Portfolio
                                         ------------------------- ----------------------------  ----------------------------
                                                       2004 (e)         2005           2004         2005 (a)         2004
                                                     ------------- -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $           - $      (2,637) $      (2,765) $      37,431  $      (2,286)
  Net realized gains (losses) from
   security transactions                                         -       (10,809)       (12,456)        74,979         54,162
  Change in unrealized appreciation
   (depreciation) of investments                                 -        23,553         31,981       (137,489)        36,152
                                                     ------------- -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                            -        10,107         16,760        (25,079)        88,028
                                                     ------------- -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                          -             -              -              -              -
  Net investment division transfers                              -          (729)       (13,912)      (392,973)       (20,232)
  Other net transfers                                            -       (25,028)        (3,357)       (14,430)       (30,913)
                                                     ------------- -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                                -       (25,757)       (17,269)      (407,403)       (51,145)
                                                     ------------- -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                                     -       (15,650)          (509)      (432,482)        36,883
NET ASSETS - BEGINNING OF
 PERIOD                                                          -       199,543        200,052        432,482        395,599
                                                     ------------- -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           - $     183,893  $     199,543  $           -  $     432,482
                                                     ============= =============  =============  =============  =============

                                         -----------------------------

                                                  Government
                                             Securities Portfolio
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      13,987  $      12,530
  Net realized gains (losses) from
   security transactions                           987         10,082
  Change in unrealized appreciation
   (depreciation) of investments               (11,047)       (11,466)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            3,927         11,146
                                         -------------  -------------
From capital transactions:
  Net purchase payments                              -              -
  Net investment division transfers            (19,941)       (88,341)
  Other net transfers                         (116,960)      (227,409)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (136,901)      (315,750)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                  (132,974)      (304,604)
NET ASSETS - BEGINNING OF
 PERIOD                                        414,545        719,149
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     281,571  $     414,545
                                         =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                     MFS
                                  ---------------------------------------------------------------------------------


                                            Bond                     Research                   Research
                                           Series                     Series                    Series B
                                  ------------------------- -------------------------  -------------------------
                                                2004 (e)                   2004 (e)                   2004 (e)
                                              -------------             -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                 $           -             $       3,764              $         190
 Net realized gains (losses)
   from security transactions                             -                  (266,228)                       867
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                            -                   270,705                       (570)
                                              -------------             -------------              -------------
    Net increase (decrease)
     in net assets resulting
     from operations                                      -                     8,241                        487
                                              -------------             -------------              -------------
From capital transactions:
 Net purchase payments                                    -                        80                          -
 Net investment division
   transfers                                              -                  (648,042)                   (42,871)
 Other net transfers                                      -                   (35,197)                      (100)
                                              -------------             -------------              -------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                            -                  (683,159)                   (42,971)
                                              -------------             -------------              -------------
    NET CHANGE IN NET ASSETS                              -                  (674,918)                   (42,484)
NET ASSETS - BEGINNING OF
 PERIOD                                                   -                   674,918                     42,484
                                              -------------             -------------              -------------
NET ASSETS - END OF PERIOD                    $           -             $           -              $           -
                                              =============             =============              =============

                                  ------------------------


                                       Emerging Growth
                                            Series
                                  -------------------------
                                                 2004 (e)
                                              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                 $      (2,433)
 Net realized gains (losses)
   from security transactions                      (293,905)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                      300,443
                                              -------------
    Net increase (decrease)
     in net assets resulting
     from operations                                  4,105
                                              -------------
From capital transactions:
 Net purchase payments                                    -
 Net investment division
   transfers                                       (507,492)
 Other net transfers                                (20,657)
                                              -------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                     (528,149)
                                              -------------
    NET CHANGE IN NET ASSETS                       (524,044)
NET ASSETS - BEGINNING OF
 PERIOD                                             524,044
                                              -------------
NET ASSETS - END OF PERIOD                    $           -
                                              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                   MFS
                            ----------------------------------------------------------------------------------------

                                     Emerging                      High                            High
                                      Growth                      Income                          Income
                                     Series B                     Series                         Series B
                            -------------------------  ----------------------------    ----------------------------
                                           2004 (e)       2005 (a)           2004         2005 (a)         2004
                                        -------------  -------------    -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (157) $      20,079    $      15,411  $     261,792  $     110,666
 Net realized gains
   (losses) from
   security transactions                          783        (10,847)           1,190         23,810         18,081
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                   (519)       (19,388)           9,089       (425,341)       152,635
                                        -------------  -------------    -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              107        (10,156)          25,690       (139,739)       281,382
                                        -------------  -------------    -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                          1,454              -               25         82,092        646,285
 Net investment division
   transfers                                  (29,712)      (312,908)         (69,916)    (4,191,309)       447,569
 Other net transfers                               (4)        (3,307)        (109,969)       (98,207)      (208,766)
                                        -------------  -------------    -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (28,262)      (316,215)        (179,860)    (4,207,424)       885,088
                                        -------------  -------------    -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                   (28,155)      (326,371)        (154,170)    (4,347,163)     1,166,470
NET ASSETS - BEGINNING
 OF PERIOD                                     28,155        326,371          480,541      4,347,163      3,180,693
                                        -------------  -------------    -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                                 $           -  $           -    $     326,371  $           -  $   4,347,163
                                        =============  =============    =============  =============  =============

                            ------------------------

                                    Strategic
                                      Income
                                      Series
                            -------------------------
                                           2004 (e)
                                        -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $       7,157
 Net realized gains
   (losses) from
   security transactions                        1,838
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                 (9,081)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              (86)
                                        -------------
From capital
 transactions:
 Net purchase payments                              -
 Net investment division
   transfers                                 (149,425)
 Other net transfers                           (5,865)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (155,290)
                                        -------------
    NET CHANGE IN NET
     ASSETS                                  (155,376)
NET ASSETS - BEGINNING
 OF PERIOD                                    155,376
                                        -------------
NET ASSETS - END OF
 PERIOD                                 $           -
                                        =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MFS
                            --------------------------------------------------------------------------------------

                                    Strategic                    Investors                     Investors
                                      Income                       Trust                         Trust
                                     Series B                     Series                       Series B
                            -------------------------  ----------------------------  ----------------------------
                                           2004 (e)       2005 (a)         2004           2005           2004
                                        -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $      34,699  $         768  $     (10,206) $     (16,564) $     (16,811)
 Net realized gains
   (losses) from
   security transactions                      (13,571)       (77,268)       (32,827)        30,437          6,107
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (23,791)        25,918        165,156         53,006        136,560
                                        -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                           (2,663)       (50,582)       122,123         66,879        125,856
                                        -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                         22,539            120            435              -          5,300
 Net investment division
   transfers                                 (687,225)    (1,196,123)       (31,350)      (103,597)      (149,542)
 Other net transfers                           (7,185)       (94,851)      (207,501)      (132,506)      (167,715)
                                        -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (671,871)    (1,290,854)      (238,416)      (236,103)      (311,957)
                                        -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                  (674,534)    (1,341,436)      (116,293)      (169,224)      (186,101)
NET ASSETS - BEGINNING
 OF PERIOD                                    674,534      1,341,436      1,457,729      1,453,256      1,639,357
                                        -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                                 $           -  $           -  $   1,341,436  $   1,284,032  $   1,453,256
                                        =============  =============  =============  =============  =============

                            -----------------------------

                                         New
                                      Discovery
                                       Series
                            ----------------------------
                               2005 (a)         2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (1,538) $      (4,901)
 Net realized gains
   (losses) from
   security transactions          (17,430)          (450)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (30,937)        20,559
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              (49,905)        15,208
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -             25
 Net investment division
   transfers                     (300,286)         3,023
 Other net transfers               (3,396)       (57,159)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (303,682)       (54,111)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (353,587)       (38,903)
NET ASSETS - BEGINNING
 OF PERIOD                        353,587        392,490
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $           -  $     353,587
                            =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                         MFS                                                       MetLife
                            ----------------------------  -----------------------------------------------------------

                                         New                          Davis                         Davis
                                      Discovery                      Venture                       Venture
                                      Series B                       Value A                       Value E
                            ----------------------------  ----------------------------  ----------------------------
                               2005 (a)         2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (24,066) $     (65,140) $      (1,377) $      (1,007) $    (311,658) $    (331,247)
 Net realized gains
   (losses) from
   security transactions           22,886         21,996          3,500            156      1,110,097      1,778,058
 Change in unrealized
   appreciation
   (depreciation) of
   investments                   (730,291)       317,403         11,651         14,308      1,526,284      1,491,967
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations             (731,471)       274,259         13,774         13,457      2,324,723      2,938,778
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments             66,179        720,865              -              -      4,379,536      8,593,764
 Net investment division
   transfers                   (4,468,629)       695,405          2,890         87,808     (1,412,637)       880,158
 Other net transfers             (136,045)      (215,764)        (3,429)        (4,436)    (1,338,696)      (757,370)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (4,538,495)     1,200,506           (539)        83,372      1,628,203      8,716,552
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (5,269,966)     1,474,765         13,235         96,829      3,952,926     11,655,330
NET ASSETS - BEGINNING
 OF PERIOD                      5,269,966      3,795,201        171,947         75,118     28,250,947     16,595,617
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $           -  $   5,269,966  $     185,182  $     171,947  $  32,203,873  $  28,250,947
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Harris
                                       Oakmark
                                       Focused
                                       Value B
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (72,948) $     (80,979)
 Net realized gains
   (losses) from
   security transactions          676,161      1,218,913
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     82,993       (215,371)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              686,206        922,563
                            -------------  -------------
From capital
 transactions:
 Net purchase payments            593,031      4,336,765
 Net investment division
   transfers                   (1,793,441)    (5,176,417)
 Other net transfers             (531,164)      (356,121)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (1,731,574)    (1,195,773)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (1,045,368)      (273,210)
NET ASSETS - BEGINNING
 OF PERIOD                     11,320,235     11,593,445
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,274,867  $  11,320,235
                            =============  =============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MetLife
                            -----------------------------------------------------------------------------------------
                                                                       MFS                           MFS
                                      Jennison                      Investors                       Total
                                       Growth                         Trust                        Return
                                     Portfolio B                    Series B                      Series A
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $    (143,871) $    (180,664) $     (61,056) $     (57,642) $      12,769  $       7,922
 Net realized gains
   (losses) from
   security transactions          488,532        833,328        208,084         85,885          3,034            515
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    744,718        204,268         80,313        423,435           (238)        44,085
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,089,379        856,932        227,341        451,678         15,565         52,522
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments            958,426      3,631,751         18,527        584,928          3,700              -
 Net investment division
   transfers                     (496,647)    (2,240,307)      (598,244)        33,898        214,314        213,485
 Other net transfers             (467,801)      (262,259)      (317,756)      (174,872)       (53,367)       (28,247)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  (6,022)     1,129,185       (897,473)       443,954        164,647        185,238
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     1,083,357      1,986,117       (670,132)       895,632        180,212        237,760
NET ASSETS - BEGINNING
 OF PERIOD                      9,215,078      7,228,961      5,372,275      4,476,643        604,933        367,173
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,298,435  $   9,215,078  $   4,702,143  $   5,372,275  $     785,145  $     604,933
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                         MFS
                                        Total
                                       Return
                                      Series B
                            ----------------------------
                                 2005             2004
                            -------------    -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      55,448    $      36,866
 Net realized gains
   (losses) from
   security transactions           39,238           25,429
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (12,748)         180,667
                            -------------    -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               81,938          242,962
                            -------------    -------------
From capital
 transactions:
 Net purchase payments            374,171          664,365
 Net investment division
   transfers                    1,401,045        1,176,504
 Other net transfers             (278,956)        (128,644)
                            -------------    -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               1,496,260        1,712,225
                            -------------    -------------
    NET CHANGE IN NET
     ASSETS                     1,578,198        1,955,187
NET ASSETS - BEGINNING
 OF PERIOD                      3,198,517        1,243,330
                            -------------    -------------
NET ASSETS - END OF
 PERIOD                     $   4,776,715    $   3,198,517
                            =============    =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MetLife
                            -----------------------------------------------------------------------------------------
                                       Capital                       Capital                       Putnam
                                      Guardian                      Guardian                    International
                                     U.S. Equity                   U.S. Equity                      Stock
                                      Series A                      Series B                     Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $    (119,367) $     (14,314) $     (65,434) $      (1,453) $     (17,074) $      (4,352)
 Net realized gains
   (losses) from
   security transactions          106,967         10,354         84,622         54,357        102,333         25,222
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    312,405        416,514        286,412        227,437        158,707        230,238
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              300,005        412,554        305,600        280,341        243,966        251,108
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments              7,264          3,125        482,068        621,794         13,631         94,569
 Net investment division
   transfers                     (440,172)     9,936,870      1,576,867      2,588,941       (237,203)       207,799
 Other net transfers           (2,012,322)      (264,861)      (230,458)      (161,107)      (116,835)       (40,469)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (2,445,230)     9,675,134      1,828,477      3,049,628       (340,407)       261,899
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (2,145,225)    10,087,688      2,134,077      3,329,969        (96,441)       513,007
NET ASSETS - BEGINNING
 OF PERIOD                     10,221,593        133,905      4,586,999      1,257,030      1,895,012      1,382,005
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   8,076,368  $  10,221,593  $   6,721,076  $   4,586,999  $   1,798,571  $   1,895,012
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                      BlackRock
                                        Money
                                       Market
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      16,261  $      (6,799)
 Net realized gains
   (losses) from
   security transactions                -              -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -              -
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               16,261         (6,799)
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -              -
 Net investment division
   transfers                      320,352         48,484
 Other net transfers             (504,996)      (582,783)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (184,644)      (534,299)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (168,383)      (541,098)
NET ASSETS - BEGINNING
 OF PERIOD                      1,224,101      1,765,199
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   1,055,718  $   1,224,101
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 MetLife
                            -----------------------------------------------------------------------------------

                                    BlackRock
                                   Money Market               Stock Index                  Stock Index
                                   Portfolio B                 Portfolio                   Portfolio B
                            -------------------------- -------------------------- ----------------------------
                               2005 (b)                   2005 (b)                     2005           2004
                            -------------              -------------              -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      90,461              $        (533)             $     (35,278) $     (79,042)
 Net realized gains
   (losses) from
   security transactions                -                         27                    406,257        201,005
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -                      4,832                    (74,372)       596,249
                            -------------              -------------              -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               90,461                      4,326                    296,607        718,212
                            -------------              -------------              -------------  -------------
From capital
 transactions:
 Net purchase payments          7,784,483                          -                    893,897      3,225,585
 Net investment division
   transfers                    2,380,840                     55,763                   (315,042)       319,212
 Other net transfers             (420,997)                         -                   (661,656)      (550,222)
                            -------------              -------------              -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               9,744,326                     55,763                    (82,801)     2,994,575
                            -------------              -------------              -------------  -------------
    NET CHANGE IN NET
     ASSETS                     9,834,787                     60,089                    213,806      3,712,787
NET ASSETS - BEGINNING
 OF PERIOD                              -                          -                 10,027,612      6,314,825
                            -------------              -------------              -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   9,834,787              $      60,089              $  10,241,418  $  10,027,612
                            =============              =============              =============  =============

                            -----------------------------

                                      BlackRock
                                     Bond Income
                                      Portfolio
                            ----------------------------
                                 2005         2004 (g)
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      28,524  $      (7,466)
 Net realized gains
   (losses) from
   security transactions            2,442          1,580
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (23,850)        33,306
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                7,116         27,420
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -              -
 Net investment division
   transfers                       55,802        856,130
 Other net transfers              (85,892)      (134,616)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (30,090)       721,514
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       (22,974)       748,934
NET ASSETS - BEGINNING
 OF PERIOD                        748,934              -
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $     725,960  $     748,934
                            =============  =============

(b) For the period from May 2, 2005 to December 31, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                      MetLife
                            -----------------------------------------------------------------------------------------------

                                       BlackRock                       BlackRock                  Franklin Templeton
                                      Bond Income                   Strategic Value                Small-Cap Growth
                                      Portfolio B                     Portfolio B                     Portfolio B
                            ------------------------------  ------------------------------  ------------------------------
                                 2005          2004 (h)          2005          2004 (g)          2005          2004 (g)
                            --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $        8,861  $         (132) $       24,764  $       (1,934) $        7,141  $         (896)
 Net realized gains
   (losses) from
   security transactions            (8,830)              1           5,383             407          12,961            (359)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                       1,584             406         (20,218)         45,293          88,409          17,980
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                 1,615             275           9,929          43,766         108,511          16,725
                            --------------  --------------  --------------  --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments             311,446         142,776         111,456         138,735         514,127          15,104
 Net investment division
   transfers                       692,938          68,663          62,748         220,653       1,024,694         108,261
 Other net transfers               (37,253)           (131)        (13,959)         (4,253)        (54,695)              -
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  967,131         211,308         160,245         355,135       1,484,126         123,365
                            --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                        968,746         211,583         170,174         398,901       1,592,637         140,090
NET ASSETS - BEGINNING
 OF PERIOD                         211,583               -         398,901               -         140,090               -
                            --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                     $    1,180,329  $      211,583  $      569,075  $      398,901  $    1,732,727  $      140,090
                            ==============  ==============  ==============  ==============  ==============  ==============

                            -----------------------------


                                    MFS Research
                                     Managers B
                            ----------------------------
                                             2004 (e)
                                          --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                                 $            -
 Net realized gains
   (losses) from
   security transactions                               -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                         -
                                          --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                                   -
                                          --------------
From capital
 transactions:
 Net purchase payments                                 -
 Net investment division
   transfers                                           -
 Other net transfers                                   -
                                          --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                                      -
                                          --------------
    NET CHANGE IN NET
     ASSETS                                            -
NET ASSETS - BEGINNING
 OF PERIOD                                             -
                                          --------------
NET ASSETS - END OF
 PERIOD                                   $            -
                                          ==============

(h) For the period from November 22, 2004 to December 31, 2004
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------
                                                  Met/Putnam
                                                    Voyager
                                                  Portfolio B
                                         ----------------------------
                                            2005 (a)         2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (514) $      (4,111)
  Net realized gains (losses) from
   security transactions                       (17,813)         1,741
  Change in unrealized appreciation
   (depreciation) of investments               (42,684)        33,265
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations          (61,011)        30,895
                                         -------------  -------------
From capital transactions:
  Net purchase payments                         37,916        221,857
  Net investment division transfers           (637,072)       278,756
  Other net transfers                           (5,778)        (5,520)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (604,934)       495,093
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                  (665,945)       525,988
NET ASSETS - BEGINNING OF
 PERIOD                                        665,945        139,957
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $           -  $     665,945
                                         =============  =============

                                                                  MetLife
                                         ---------------------------------------------------------------------------------------
                                               Salomon Brothers              Salomon Brothers             Salomon Brothers
                                                Strategic Bond                Strategic Bond              U.S. Government
                                                   Portfolio                    Portfolio B                 Portfolio B
                                         ----------------------------  ----------------------------  --------------------------
                                              2005         2004 (g)         2005         2004 (g)       2005 (b)
                                         -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       5,116  $      (1,496) $      32,080  $      (7,199) $        (162)
  Net realized gains (losses) from
   security transactions                         3,653            743          4,457          2,150              1
  Change in unrealized appreciation
   (depreciation) of investments                (6,835)        10,199        (26,039)        47,788             67
                                         -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            1,934          9,446         10,498         42,739            (94)
                                         -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -              -          1,208         91,200         10,531
  Net investment division transfers            (40,890)       175,248        145,446        739,816         22,357
  Other net transfers                          (27,935)       (23,290)      (110,925)       (40,934)            (1)
                                         -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (68,825)       151,958         35,729        790,082         32,887
                                         -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                   (66,891)       161,404         46,227        832,821         32,793
NET ASSETS - BEGINNING OF
 PERIOD                                        161,404              -        832,821              -              -
                                         -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $      94,513  $     161,404  $     879,048  $     832,821  $      32,793
                                         =============  =============  =============  =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------

                                                 T. Rowe Price
                                                   Small-Cap
                                                   Portfolio
                                         ----------------------------
                                              2005         2004 (g)
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (6,870) $      (4,309)
  Net realized gains (losses) from
   security transactions                         6,239         (3,316)
  Change in unrealized appreciation
   (depreciation) of investments                44,951         38,923
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           44,320         31,298
                                         -------------  -------------
From capital transactions:
  Net purchase payments                          1,365            160
  Net investment division transfers             45,308        489,660
  Other net transfers                          (46,570)       (39,295)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                  103        450,525
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                    44,423        481,823
NET ASSETS - BEGINNING OF
 PERIOD                                        481,823              -
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     526,246  $     481,823
                                         =============  =============

                                                                    MetLife
                                         -----------------------------------------------------------------------------------------

                                                 T. Rowe Price                 T. Rowe Price
                                                   Small-Cap                     Large-Cap
                                                  Portfolio B                    Portfolio
                                         ----------------------------  ----------------------------
                                              2005         2004 (g)         2005         2004 (g)
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $     (10,513) $      (7,338) $      (8,120) $      (8,357)
  Net realized gains (losses) from
   security transactions                        12,161         (2,621)        17,711          1,303
  Change in unrealized appreciation
   (depreciation) of investments                55,130         66,899         41,081         93,611
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           56,778         56,940         50,672         86,557
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                         (7,828)        10,413          1,331              -
  Net investment division transfers           (120,363)       800,701         90,391        968,253
  Other net transfers                          (40,016)       (30,624)      (158,628)       (38,631)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (168,207)       780,490        (66,906)       929,622
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                  (111,429)       837,430        (16,234)     1,016,179
NET ASSETS - BEGINNING OF
 PERIOD                                        837,430              -      1,016,179              -
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     726,001  $     837,430  $     999,945  $   1,016,179
                                         =============  =============  =============  =============

                                         -----------------------------

                                                 T. Rowe Price
                                                   Large-Cap
                                                  Portfolio B
                                         ----------------------------
                                              2005         2004 (g)
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $     (27,645) $      (9,212)
  Net realized gains (losses) from
   security transactions                        18,527            177
  Change in unrealized appreciation
   (depreciation) of investments               189,227        150,397
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations          180,109        141,362
                                         -------------  -------------
From capital transactions:
  Net purchase payments                        536,062        432,193
  Net investment division transfers          1,021,512      1,131,041
  Other net transfers                         (128,672)        (9,004)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                            1,428,902      1,554,230
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                 1,609,011      1,695,592
NET ASSETS - BEGINNING OF
 PERIOD                                      1,695,592              -
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $   3,304,603  $   1,695,592
                                         =============  =============

(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                  MetLife                                               Oppenheimer
                                         -------------------------- ------------------------------------------------------------

                                                Oppenheimer                    Capital                    Main Street
                                                   Global                   Appreciation                  Growth and
                                             Equity Portfolio B                 Fund                      Income Fund
                                         -------------------------- ----------------------------  --------------------------
                                            2005 (b)                   2005 (a)         2004                         2004 (e)
                                         -------------              -------------  -------------                  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (1,095)             $       1,173  $      (3,754)                 $       1,478
  Net realized gains (losses) from
   security transactions                           260                    (55,486)       (23,560)                       (59,391)
  Change in unrealized appreciation
   (depreciation) of investments                25,843                     42,525         45,349                         55,745
                                         -------------              -------------  -------------                  -------------
    Net increase (decrease) in net
     assets resulting from operations           25,008                    (11,788)        18,035                         (2,168)
                                         -------------              -------------  -------------                  -------------
From capital transactions:
  Net purchase payments                        135,327                          -            150                          1,650
  Net investment division transfers            290,259                   (207,663)        (4,828)                      (394,507)
  Other net transfers                           (3,214)                   (30,861)      (116,194)                          (972)
                                         -------------              -------------  -------------                  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              422,372                   (238,524)      (120,872)                      (393,829)
                                         -------------              -------------  -------------                  -------------
    NET CHANGE IN NET ASSETS                   447,380                   (250,312)      (102,837)                      (395,997)
NET ASSETS - BEGINNING OF
 PERIOD                                              -                    250,312        353,149                        395,997
                                         -------------              -------------  -------------                  -------------
NET ASSETS - END OF PERIOD               $     447,380              $           -  $     250,312                  $           -
                                         =============              =============  =============                  =============

                                         -----------------------


                                                    High
                                                Income Fund
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      12,724
  Net realized gains (losses) from
   security transactions                                   (37,948)
  Change in unrealized appreciation
   (depreciation) of investments                            28,534
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                        3,310
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (251,893)
  Other net transfers                                       (2,562)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (254,455)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (251,145)
NET ASSETS - BEGINNING OF
 PERIOD                                                    251,145
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                              Oppenheimer
                                         -----------------------------------------------------


                                                                             Strategic
                                                  Bond Fund                  Bond Fund
                                         --------------------------  -------------------------
                                                         2004 (e)                   2004 (e)
                                                      -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                        $      39,769              $       6,144
  Net realized gains (losses) from
   security transactions                                    (19,571)                     4,495
  Change in unrealized appreciation
   (depreciation) of investments                            (17,692)                   (10,711)
                                                      -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations                         2,506                        (72)
                                                      -------------              -------------
From capital transactions:
  Net purchase payments                                           -                          -
  Net investment division transfers                        (896,738)                  (132,025)
  Other net transfers                                      (120,712)                    (4,392)
                                                      -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                        (1,017,450)                  (136,417)
                                                      -------------              -------------
    NET CHANGE IN NET ASSETS                             (1,014,944)                  (136,489)
NET ASSETS - BEGINNING OF
 PERIOD                                                   1,014,944                    136,489
                                                      -------------              -------------
NET ASSETS - END OF PERIOD                            $           -              $           -
                                                      =============              =============

                                                                   Putnam
                                         ----------------------------------------------------------

                                                    Growth                        Growth
                                                      and                           and
                                                  Income Fund                  Income Fund B
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       4,772  $       4,914  $       1,875  $          (5)
  Net realized gains (losses) from
   security transactions                           807        (28,636)        22,260         20,728
  Change in unrealized appreciation
   (depreciation) of investments                36,555        136,777         12,175         42,454
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           42,134        113,055         36,310         63,177
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -          1,200         33,347         60,298
  Net investment division transfers             (6,358)      (137,027)       159,454        101,637
  Other net transfers                         (199,682)      (196,832)       (61,977)       (36,644)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (206,040)      (332,659)       130,824        125,291
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                  (163,906)      (219,604)       167,134        188,468
NET ASSETS - BEGINNING OF
 PERIOD                                      1,201,254      1,420,858        734,738        546,270
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $   1,037,348  $   1,201,254  $     901,872  $     734,738
                                         =============  =============  =============  =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------



                                                  Vista Fund
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (5,871) $      (6,011)
  Net realized gains (losses) from
   security transactions                       (26,336)       (57,033)
  Change in unrealized appreciation
   (depreciation) of investments                75,100        131,814
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           42,893         68,770
                                         -------------  -------------
From capital transactions:
  Net purchase payments                            500            350
  Net investment division transfers            (16,039)       (12,953)
  Other net transfers                          (68,202)       (71,624)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (83,741)       (84,227)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (40,848)       (15,457)
NET ASSETS - BEGINNING OF
 PERIOD                                        450,970        466,427
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     410,122  $     450,970
                                         =============  =============

                                                                   Putnam
                                         --------------------------------------------------------------------------------------


                                                                                  Equity                        New
                                                 Vista Fund B                  Income Fund B                 Value Fund
                                         ----------------------------  ----------------------------  -------------------------
                                              2005           2004           2005           2004                     2004 (e)
                                         -------------  -------------  -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (408) $        (432) $      20,878  $      (9,691)             $         584
  Net realized gains (losses) from
   security transactions                         2,681            121         15,872          8,856                     11,173
  Change in unrealized appreciation
   (depreciation) of investments                   337          4,551         79,562        154,616                    (11,384)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations            2,610          4,240        116,312        153,781                        373
                                         -------------  -------------  -------------  -------------              -------------
From capital transactions:
  Net purchase payments                              -              -        283,532        488,864                          -
  Net investment division transfers             (9,269)          (419)       913,841        817,056                    (98,779)
  Other net transfers                              (60)           (55)      (147,284)       (19,360)                       (39)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                               (9,329)          (474)     1,050,089      1,286,560                    (98,818)
                                         -------------  -------------  -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                    (6,719)         3,766      1,166,401      1,440,341                    (98,445)
NET ASSETS - BEGINNING OF
 PERIOD                                         29,441         25,675      1,739,213        298,872                     98,445
                                         -------------  -------------  -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $      22,722  $      29,441  $   2,905,614  $   1,739,213              $           -
                                         =============  =============  =============  =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Putnam
                                         ----------------------------------------------------------------------------------------


                                                 New Value                  International                 International
                                                   Fund B                    Growth Fund                  Equity Fund B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)       2005 (a)         2004         2005 (a)         2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $         239  $      11,993  $       3,934  $      37,737  $       2,329
  Net realized gains (losses) from
   security transactions                                    12,922        (44,018)       (40,110)       869,145        167,806
  Change in unrealized appreciation
   (depreciation) of investments                           (13,001)         3,692        199,090     (1,018,125)       353,361
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                          160        (28,333)       162,914       (111,243)       523,496
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                                       120            410              -         68,798
  Net investment division transfers                        (60,021)    (1,027,694)       (25,578)    (3,832,903)      (774,656)
  Other net transfers                                          (55)      (104,409)      (285,973)      (109,796)      (239,778)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                          (60,076)    (1,131,983)      (311,141)    (3,942,699)      (945,636)
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                               (59,916)    (1,160,316)      (148,227)    (4,053,942)      (422,140)
NET ASSETS - BEGINNING OF
 PERIOD                                                     59,916      1,160,316      1,308,543      4,053,942      4,476,082
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $           -  $   1,160,316  $           -  $   4,053,942
                                                     =============  =============  =============  =============  =============

                                         ------------------------


                                               International
                                           New Opportunities Fund
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $       1,287
  Net realized gains (losses) from
   security transactions                                   (77,210)
  Change in unrealized appreciation
   (depreciation) of investments                            74,086
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                       (1,837)
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (178,777)
  Other net transfers                                      (12,943)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (191,720)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (193,557)
NET ASSETS - BEGINNING OF
 PERIOD                                                    193,557
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                   Putnam                                                   Templeton
                                         -------------------------  -----------------------------------------------------------

                                               International                   Growth                        Growth
                                             New Opportunities               Securities                    Securities
                                                   Fund B                       Fund                         Fund B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)         2005           2004           2005           2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $         171  $        (156) $        (122) $        (343) $        (213)
  Net realized gains (losses) from
   security transactions                                     6,960            905         (1,056)         8,098          4,633
  Change in unrealized appreciation
   (depreciation) of investments                            (7,591)        17,981         36,552           (752)        13,002
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                         (460)        18,730         35,374          7,003         17,422
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                        160              -            100              -              -
  Net investment division transfers                        (35,981)          (194)          (172)        (8,019)        (4,301)
  Other net transfers                                           (6)       (28,764)        (9,116)       (29,087)       (29,176)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                          (35,827)       (28,958)        (9,188)       (37,106)       (33,477)
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                               (36,287)       (10,228)        26,186        (30,103)       (16,055)
NET ASSETS - BEGINNING OF
 PERIOD                                                     36,287        273,544        247,358        119,875        135,930
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $     263,316  $     273,544  $      89,772  $     119,875
                                                     =============  =============  =============  =============  =============

                                         -----------------------------

                                                    Foreign
                                                  Securities
                                                     Fund
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (671) $      (1,866)
  Net realized gains (losses) from
   security transactions                         5,524        (22,706)
  Change in unrealized appreciation
   (depreciation) of investments                57,800        141,718
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           62,653        117,146
                                         -------------  -------------
From capital transactions:
  Net purchase payments                              -              -
  Net investment division transfers             23,774        (25,845)
  Other net transfers                         (119,279)      (137,847)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (95,505)      (163,692)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (32,852)       (46,546)
NET ASSETS - BEGINNING OF
 PERIOD                                        744,248        790,794
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     711,396  $     744,248
                                         =============  =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Templeton
                            -----------------------------------------------------------------------------------------

                                                                   Developing                    Developing
                                       Foreign                       Markets                       Markets
                                  Securities Fund B              Securities Fund              Securities Fund B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (8,994) $      (6,790) $         179  $       1,891  $      (8,109) $       8,215
 Net realized gains
   (losses) from
   security transactions           62,069         16,173         59,645         29,767        225,403         76,809
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    264,440        342,684         34,205         54,718        728,390        538,312
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              317,515        352,067         94,029         86,376        945,684        623,336
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments            541,874        767,021          1,015             25        432,225        494,649
 Net investment division
   transfers                      481,741        803,926        (52,001)       (20,645)        91,408        184,784
 Other net transfers             (182,554)       (80,101)       (62,961)       (74,296)      (189,781)      (104,182)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 841,061      1,490,846       (113,947)       (94,916)       333,852        575,251
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     1,158,576      1,842,913        (19,918)        (8,540)     1,279,536      1,198,587
NET ASSETS - BEGINNING
 OF PERIOD                      2,852,072      1,009,159        427,095        435,635      3,429,995      2,231,408
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   4,010,648  $   2,852,072  $     407,177  $     427,095  $   4,709,531  $   3,429,995
                            =============  =============  =============  =============  =============  =============

                            --------------------------

                                      Global
                                      Income
                                 Securities Fund
                            -------------------------
                                           2004 (e)
                                        -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (297)
 Net realized gains
   (losses) from
   security transactions                       15,655
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (16,787)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                           (1,429)
                                        -------------
From capital
 transactions:
 Net purchase payments                              -
 Net investment division
   transfers                                  (62,155)
 Other net transfers                             (474)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (62,629)
                                        -------------
    NET CHANGE IN NET
     ASSETS                                   (64,058)
NET ASSETS - BEGINNING
 OF PERIOD                                     64,058
                                        -------------
NET ASSETS - END OF
 PERIOD                                 $           -
                                        =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Templeton
                                             --------------------------------------------------------------------------------

                                                       Global
                                                       Income                     Franklin                  Franklin
                                                  Securities Fund B            Small-Cap Fund           Small-Cap Fund B
                                             --------------------------  -------------------------  ------------------------
                                                             2004 (e)                   2004 (e)                  2004 (e)
                                                          -------------              -------------             -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                            $         (41)             $      (2,423)            $      (4,050)
  Net realized gains (losses) from security
   transactions                                                   2,228                   (152,468)                  104,907
  Change in unrealized appreciation
   (depreciation) of investments                                 (2,381)                   158,063                  (101,010)
                                                          -------------              -------------             -------------
    Net increase (decrease) in net assets
     resulting from operations                                     (194)                     3,172                      (153)
                                                          -------------              -------------             -------------
From capital transactions:
  Net purchase payments                                               -                      1,160                    65,073
  Net investment division transfers                              (8,948)                  (504,578)                 (824,103)
  Other net transfers                                               (20)                   (22,047)                   (6,608)
                                                          -------------              -------------             -------------
    Net increase (decrease) in net assets
     resulting from capital
     transactions                                                (8,968)                  (525,465)                 (765,638)
                                                          -------------              -------------             -------------
    NET CHANGE IN NET ASSETS                                     (9,162)                  (522,293)                 (765,791)
NET ASSETS - BEGINNING OF
 PERIOD                                                           9,162                    522,293                   765,791
                                                          -------------              -------------             -------------
NET ASSETS - END OF PERIOD                                $           -              $           -             $           -
                                                          =============              =============             =============

                                             --------------------------

                                                       Mutual
                                                       Shares
                                                  Securities Fund
                                             -------------------------
                                                            2004 (e)
                                                         -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                           $      (1,987)
  Net realized gains (losses) from security
   transactions                                                 37,049
  Change in unrealized appreciation
   (depreciation) of investments                               (29,885)
                                                         -------------
    Net increase (decrease) in net assets
     resulting from operations                                   5,177
                                                         -------------
From capital transactions:
  Net purchase payments                                              -
  Net investment division transfers                           (355,192)
  Other net transfers                                          (10,050)
                                                         -------------
    Net increase (decrease) in net assets
     resulting from capital
     transactions                                             (365,242)
                                                         -------------
    NET CHANGE IN NET ASSETS                                  (360,065)
NET ASSETS - BEGINNING OF
 PERIOD                                                        360,065
                                                         -------------
NET ASSETS - END OF PERIOD                               $           -
                                                         =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                            Templeton
                                         -------------------------------------------------------------------------------

                                                   Mutual                    Franklin                   Franklin
                                                   Shares                   Large-Cap                  Large-Cap
                                             Securities Fund B             Growth Fund               Growth Fund B
                                         -------------------------  -------------------------  -------------------------
                                                        2004 (e)                   2004 (e)                   2004 (e)
                                                     -------------              -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      (8,383)             $      (2,303)             $      (1,168)
  Net realized gains (losses) from
   security transactions                                   182,622                   (131,861)                    35,054
  Change in unrealized appreciation
   (depreciation) of investments                          (155,156)                   141,408                    (33,658)
                                                     -------------              -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations                       19,083                      7,244                        228
                                                     -------------              -------------              -------------
From capital transactions:
  Net purchase payments                                     27,452                          -                          -
  Net investment division transfers                     (1,619,220)                  (416,424)                  (315,853)
  Other net transfers                                      (12,295)                  (188,348)                    (6,454)
                                                     -------------              -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (1,604,063)                  (604,772)                  (322,307)
                                                     -------------              -------------              -------------
    NET CHANGE IN NET ASSETS                            (1,584,980)                  (597,528)                  (322,079)
NET ASSETS - BEGINNING OF
 PERIOD                                                  1,584,980                    597,528                    322,079
                                                     -------------              -------------              -------------
NET ASSETS - END OF PERIOD                           $           -              $           -              $           -
                                                     =============              =============              =============

                                                   Fidelity
                                         ----------------------------


                                                  Contrafund
                                                   Portfolio
                                         ----------------------------
                                            2005 (a)         2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $         (61) $        (465)
  Net realized gains (losses) from
   security transactions                         5,733            236
  Change in unrealized appreciation
   (depreciation) of investments                (7,191)         6,073
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           (1,519)         5,844
                                         -------------  -------------
From capital transactions:
  Net purchase payments                            260            520
  Net investment division transfers            (45,839)        (1,198)
  Other net transfers                              (46)           (93)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (45,625)          (771)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (47,144)         5,073
NET ASSETS - BEGINNING OF
 PERIOD                                         47,144         42,071
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $           -  $      47,144
                                         =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                   Fidelity
                            -----------------------------------------------------------------------------------------

                                                                                                   Growth
                                       Growth                        Growth                     Opportunities
                                      Portfolio                    Portfolio B                    Portfolio
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $        (424) $        (717) $     (64,469) $     (28,969) $         (71) $        (125)
 Net realized gains
   (losses) from
   security transactions           (2,117)       (18,414)        32,754         18,832           (580)          (303)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      4,535         19,018        328,612        147,489          1,642          1,235
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                1,994           (113)       296,897        137,352            991            807
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                845          1,220      1,058,015      1,038,405              -              -
 Net investment division
   transfers                          661        (17,002)     1,576,696      1,544,018            267            109
 Other net transfers               (5,106)       (19,102)      (200,553)       (32,018)        (1,947)          (702)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  (3,600)       (34,884)     2,434,158      2,550,405         (1,680)          (593)
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                        (1,606)       (34,997)     2,731,055      2,687,757           (689)           214
NET ASSETS - BEGINNING
 OF PERIOD                         48,011         83,008      3,689,554      1,001,797         14,424         14,210
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $      46,405  $      48,011  $   6,420,609  $   3,689,554  $      13,735  $      14,424
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Growth
                                         and
                                       Income
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $          26  $        (161)
 Net realized gains
   (losses) from
   security transactions             (236)        (3,110)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      2,976          4,921
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                2,766          1,650
                            -------------  -------------
From capital
 transactions:
 Net purchase payments              1,000          1,000
 Net investment division
   transfers                         (405)         1,667
 Other net transfers               (1,578)       (21,324)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                    (983)       (18,657)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                         1,783        (17,007)
NET ASSETS - BEGINNING
 OF PERIOD                         44,313         61,320
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $      46,096  $      44,313
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Fidelity
                                         -----------------------------------------------------------

                                                    Equity                        Equity
                                                    Income                        Income
                                                   Portfolio                    Portfolio B
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $         350  $          33  $      13,398  $        (636)
  Net realized gains (losses) from
   security transactions                            69           (122)        13,260          1,795
  Change in unrealized appreciation
   (depreciation) of investments                    (7)         1,000         (7,196)        31,402
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations              412            911         19,462         32,561
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -              -         63,165         72,558
  Net investment division transfers                (48)         3,614          7,486         63,228
  Other net transfers                           (3,520)        (1,319)       (34,826)        (7,102)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                               (3,568)         2,295         35,825        128,684
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                    (3,156)         3,206         55,287        161,245
NET ASSETS - BEGINNING OF
 PERIOD                                         11,049          7,843        397,347        236,102
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $       7,893  $      11,049  $     452,634  $     397,347
                                         =============  =============  =============  =============

                                                                            American Century
                                         ----------------------------- -------------------------
                                                                                 Income
                                                     High                         and
                                                    Income                       Growth
                                                  Portfolio B                     Fund
                                         ----------------------------  -------------------------
                                            2005 (a)         2004                     2004 (e)
                                         -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       6,556  $       3,115              $      57,294
  Net realized gains (losses) from
   security transactions                           212          2,419                    739,505
  Change in unrealized appreciation
   (depreciation) of investments               (10,152)         1,150                   (760,611)
                                         -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations           (3,384)         6,684                     36,188
                                         -------------  -------------              -------------
From capital transactions:
  Net purchase payments                              -         45,298                     32,332
  Net investment division transfers            (90,277)       (16,727)                (6,354,748)
  Other net transfers                             (624)        (1,966)                  (162,810)
                                         -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (90,901)        26,605                 (6,485,226)
                                         -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                   (94,285)        33,289                 (6,449,038)
NET ASSETS - BEGINNING OF
 PERIOD                                         94,285         60,996                  6,449,038
                                         -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $           -  $      94,285              $           -
                                         =============  =============              =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                       Amercian Century
                                      -------------------------------------------------


                                            International                Value
                                                Fund                      Fund
                                      ------------------------  -----------------------
                                                    2004 (e)       2005      2004 (e)
                                                  ------------  ---------- ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                    $         49             $     22,067
  Net realized gains (losses) from
   security transactions                               (12,733)                 253,704
  Change in unrealized appreciation
   (depreciation) of investments                        13,057                 (225,917)
                                                  ------------             ------------
    Net increase (decrease) in net
     assets resulting from
     operations                                            373                   49,854
                                                  ------------             ------------
From capital transactions:
  Net purchase payments                                      -                      128
  Net investment division transfers                   (104,047)              (1,751,775)
  Other net transfers                                      (11)                 (60,082)
                                                  ------------             ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                     (104,058)              (1,811,729)
                                                  ------------             ------------
    NET CHANGE IN NET
     ASSETS                                           (103,685)              (1,761,875)
NET ASSETS - BEGINNING OF
 PERIOD                                                103,685                1,761,875
                                                  ------------             ------------
NET ASSETS - END OF PERIOD                        $          -             $          -
                                                  ============             ============

                                                              Dryefus
                                      ------------------------------------------------------


                                              Stock Index                 Stock Index
                                                 Fund                       Fund B
                                      --------------------------  --------------------------
                                        2005 (a)        2004        2005 (a)        2004
                                      ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $        (81) $        240  $       (685) $       (765)
  Net realized gains (losses) from
   security transactions                    (9,297)       (3,954)       44,582         9,841
  Change in unrealized appreciation
   (depreciation) of investments             6,713        10,275       (61,960)       23,056
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from
     operations                             (2,665)        6,561       (18,063)       32,132
                                      ------------  ------------  ------------  ------------
From capital transactions:
  Net purchase payments                          -             -             -             -
  Net investment division transfers        (50,426)      (20,028)     (367,243)      (11,350)
  Other net transfers                      (16,820)       (4,227)       (7,062)      (78,364)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (67,246)      (24,255)     (374,305)      (89,714)
                                      ------------  ------------  ------------  ------------
    NET CHANGE IN NET
     ASSETS                                (69,911)      (17,694)     (392,368)      (57,582)
NET ASSETS - BEGINNING OF
 PERIOD                                     69,911        87,605       392,368       449,950
                                      ------------  ------------  ------------  ------------
NET ASSETS - END OF PERIOD            $          -  $     69,911  $          -  $    392,368
                                      ============  ============  ============  ============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                          Dryefus
                                    --------------------------------------------------------------------------------------

                                            Disciplined                  Disciplined                    Capital
                                               Stock                        Stock                     Appreciation
                                             Portfolio                   Portfolio B                   Portfolio
                                    ---------------------------  ---------------------------  ---------------------------
                                                    2004 (e)                     2004 (e)                     2004 (e)
                                                 --------------               --------------               --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
  Net investment (loss) income                   $          (93)              $         (180)              $         (795)
  Net realized gains (losses) from
   security transactions                                 (4,489)                      (3,535)                      (9,375)
  Change in unrealized
   appreciation (depreciation)
   of investments                                         4,399                        3,030                       10,960
                                                 --------------               --------------               --------------
    Net increase (decrease) in
     net assets resulting from
     operations                                            (183)                        (685)                         790
                                                 --------------               --------------               --------------
From capital transactions:
  Net purchase payments                                       -                            -                            -
  Net investment division
   transfers                                            (16,541)                     (37,013)                    (178,463)
  Other net transfers                                    (4,212)                      (1,430)                      (1,796)
                                                 --------------               --------------               --------------
    Net increase (decrease) in
     net assets resulting from
     capital transactions                               (20,753)                     (38,443)                    (180,259)
                                                 --------------               --------------               --------------
    NET CHANGE IN NET
     ASSETS                                             (20,936)                     (39,128)                    (179,469)
NET ASSETS - BEGINNING OF
 PERIOD                                                  20,936                       39,128                      179,469
                                                 --------------               --------------               --------------
NET ASSETS - END OF
 PERIOD                                          $            -               $            -               $            -
                                                 ==============               ==============               ==============

                                    ----------------------------

                                              Capital
                                            Appreciation
                                            Portfolio B
                                    ---------------------------
                                                    2004 (e)
                                                 --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
  Net investment (loss) income                   $       (9,488)
  Net realized gains (losses) from
   security transactions                                139,468
  Change in unrealized
   appreciation (depreciation)
   of investments                                      (122,130)
                                                 --------------
    Net increase (decrease) in
     net assets resulting from
     operations                                           7,850
                                                 --------------
From capital transactions:
  Net purchase payments                                   1,284
  Net investment division
   transfers                                         (1,841,594)
  Other net transfers                                   (17,521)
                                                 --------------
    Net increase (decrease) in
     net assets resulting from
     capital transactions                            (1,857,831)
                                                 --------------
    NET CHANGE IN NET
     ASSETS                                          (1,849,981)
NET ASSETS - BEGINNING OF
 PERIOD                                               1,849,981
                                                 --------------
NET ASSETS - END OF
 PERIOD                                          $            -
                                                 ==============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                           INVESCO
                                      ------------------------------------------------


                                              Dynamics                High Yield
                                                Fund                     Fund
                                      -----------------------  -----------------------
                                                   2004 (e)                 2004 (e)
                                                 ------------             ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                   $    (12,613)            $     23,264
  Net realized gains (losses) from
   security transactions                              247,266                  (45,347)
  Change in unrealized appreciation
   (depreciation) of investments                     (208,242)                  24,906
                                                 ------------             ------------
    Net increase (decrease) in net
     assets resulting from
     operations                                        26,411                    2,823
                                                 ------------             ------------
From capital transactions:
  Net purchase payments                                13,462                        -
  Net investment division transfers                (2,469,991)                (213,832)
  Other net transfers                                 (72,848)                  (1,600)
                                                 ------------             ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                  (2,529,377)                (215,432)
                                                 ------------             ------------
    NET CHANGE IN NET
     ASSETS                                        (2,502,966)                (212,609)
NET ASSETS - BEGINNING OF
 PERIOD                                             2,502,966                  212,609
                                                 ------------             ------------
NET ASSETS - END OF PERIOD                       $          -             $          -
                                                 ============             ============

                                                               PIMCO
                                      ------------------------------------------------------


                                              High Yield                 Low Duration
                                               Portfolio                   Portfolio
                                      --------------------------  --------------------------
                                          2005          2004          2005          2004
                                      ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $     33,504  $     33,440  $      9,413  $        501
  Net realized gains (losses) from
   security transactions                    27,040        10,037          (216)        3,897
  Change in unrealized appreciation
   (depreciation) of investments           (36,844)        9,188       (11,694)       (2,070)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from
     operations                             23,700        52,665        (2,497)        2,328
                                      ------------  ------------  ------------  ------------
From capital transactions:
  Net purchase payments                    208,265        61,921             -        80,000
  Net investment division transfers        (44,612)       34,543         2,297       (34,066)
  Other net transfers                      (35,849)      (19,026)       (8,047)      (18,256)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          127,804        77,438        (5,750)       27,678
                                      ------------  ------------  ------------  ------------
    NET CHANGE IN NET
     ASSETS                                151,504       130,103        (8,247)       30,006
NET ASSETS - BEGINNING OF
 PERIOD                                    701,845       571,742       561,394       531,388
                                      ------------  ------------  ------------  ------------
NET ASSETS - END OF PERIOD            $    853,349  $    701,845  $    553,147  $    561,394
                                      ============  ============  ============  ============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                 PIMCO
                                      -----------------------------------------------------------
                                               StocksPLUS
                                               Growth and                    Total Return
                                            Income Portfolio                  Portfolio
                                      ----------------------------  -----------------------------
                                           2005           2004           2005            2004
                                      -------------  -------------  --------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $       2,022  $         699  $      102,191  $      56,762
  Net realized gains (losses) from
   security transactions                      5,917          1,727          23,878         22,788
  Change in unrealized appreciation
   (depreciation) of investments             (3,954)        18,440         (96,576)        24,069
                                      -------------  -------------  --------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                               3,985         20,866          29,493        103,619
                                      -------------  -------------  --------------  -------------
From capital transactions:
  Net purchase payments                           -         21,390             190          5,442
  Net investment division transfers         (23,037)        (2,482)        (50,196)       260,022
  Other net transfers                        (1,552)        (1,653)       (257,503)      (286,917)
                                      -------------  -------------  --------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                           (24,589)        17,255        (307,509)       (21,453)
                                      -------------  -------------  --------------  -------------
    NET CHANGE IN NET
     ASSETS                                 (20,604)        38,121        (278,016)        82,166
NET ASSETS - BEGINNING OF
 PERIOD                                     246,236        208,115       3,142,807      3,060,641
                                      -------------  -------------  --------------  -------------
NET ASSETS - END OF PERIOD            $     225,632  $     246,236  $    2,864,791  $   3,142,807
                                      =============  =============  ==============  =============

                                                            Scudder I
                                      ----------------------------------------------------

                                            International              International
                                              Portfolio                 Portfolio B
                                      -------------------------  -------------------------
                                                     2004 (e)                   2004 (e)
                                                  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                    $         796              $       4,531
  Net realized gains (losses) from
   security transactions                                (30,673)                   105,798
  Change in unrealized appreciation
   (depreciation) of investments                         31,085                    (99,635)
                                                  -------------              -------------
    Net increase (decrease) in net
     assets resulting from
     operations                                           1,208                     10,694
                                                  -------------              -------------
From capital transactions:
  Net purchase payments                                       -                        642
  Net investment division transfers                     (96,535)                  (895,318)
  Other net transfers                                    (1,000)                   (12,154)
                                                  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (97,535)                  (906,830)
                                                  -------------              -------------
    NET CHANGE IN NET
     ASSETS                                             (96,327)                  (896,136)
NET ASSETS - BEGINNING OF
 PERIOD                                                  96,327                    896,136
                                                  -------------              -------------
NET ASSETS - END OF PERIOD                        $           -              $           -
                                                  =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(1) ORGANIZATION
   MetLife Investors Variable Annuity Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by MetLife Investors Insurance Company of California (MLIOC) and exists in accordance with the regulations of the California Department of Insurance. MLIOC is an indirect wholly owned subsidiary of MetLife, Inc. The Separate Account is a funding vehicle for variable annuity contracts issued by MLIOC.

   The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of ten investment companies which are diversified, open-end, management investment companies registered under the Investment Company Act of 1940, as amended. The sub-accounts available for investment vary between variable annuity contracts offered for sale by MLIOC.

   Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from MLIOC's other assets and liabilities. The portion of the Separate Account's assets applicable to the variable contracts is not chargeable with liabilities arising out of any other business MLIOC may conduct.

   The following sub-accounts were available for sale as of December 31, 2005:

                    Met Investors Series Trust (Met
                    Investors):
                      Lord Abbett Growth and Income
                       Portfolio
                      Lord Abbett Growth and Income
                       Portfolio B
                      Lord Abbett Bond Debenture Portfolio
                      Lord Abbett Bond Debenture
                       Portfolio B
                      Lord Abbett Growth Opportunity
                       Portfolio
                      Lord Abbett Growth Opportunity
                       Portfolio B
                      Lord Abbett Mid-Cap Value Portfolio
                      Lord Abbett Mid-Cap Value Portfolio
                       B
                      Lord Abbett America's Value
                       Portfolio B
                      Met/Putnam Capital Opportunities
                       Portfolio
                      Met/Putnam Capital Opportunities
                       Portfolio B
                      Oppenheimer Capital Appreciation
                       Portfolio
                      Oppenheimer Capital Appreciation
                       Portfolio B
                      PIMCO Inflation Protected Bond
                       Portfolio B
                      Janus Aggressive Growth Portfolio
                      Janus Aggressive Growth Portfolio B
                      PIMCO Total Return Bond Portfolio
                      PIMCO Total Return Bond Portfolio B
                      RCM Global Technology Portfolio B
                      T. Rowe Price Mid-Cap Growth
                       Portfolio
                      T. Rowe Price Mid-Cap Growth
                       Portfolio B
                      MFS Research International Portfolio
                      MFS Research International
                       Portfolio B
                      AIM Small-Cap Growth Portfolio B
                      Lazard Mid-Cap Portfolio B
                      Harris Oakmark International
                       Portfolio B
                      Met/AIM Small-Cap Growth Portfolio
                      Third Avenue Small-Cap Value
                       Portfolio
                      Third Avenue Small-Cap Value
                       Portfolio B
                      Neuberger Berman Real Estate
                       Portfolio
                      Neuberger Berman Real Estate
                       Portfolio B
                     Met Investors Series Trust (Met
                       Investors) (continued):
                       Turner Mid-Cap Growth Portfolio B
                       Goldman Sachs Mid-Cap Value
                        Portfolio B
                       Defensive Strategy Fund of Fund B
                       Moderate Strategy Fund of Fund B
                       Balanced Strategy Fund of Fund B
                       Growth Strategy Fund of Fund B
                       Aggressive Strategy Fund of Fund B
                       Van Kampen Comstock Portfolio B
                       Cyclical Growth ETF Portfolio B
                       Cyclical Growth and Income ETF
                        Portfolio B
                       Legg Mason Value Equity Portfolio B
                     Russell Insurance Funds (Russell):
                       Multi-Style Equity Fund
                       Aggressive Equity Fund
                       Non-U.S. Fund
                       Core Bond Fund
                       Real Estate Securities Fund
                     AIM Variable Insurance Funds, Inc.
                       (AIM):
                       Capital Appreciation Fund
                       Capital Appreciation Fund B
                       International Growth Fund
                       International Growth Fund B
                     Scudder II Variable Series (Scudder
                       II):
                       Small-Cap Growth Portfolio
                       Government Securities Portfolio
                     MFS Variable Insurance Trust (MFS):
                       Investors Trust Series B
                     Metropolitan Series Funds,
                       Inc.(MetLife):
                       Davis Venture Value A
                       Davis Venture Value E
                       Harris Oakmark Focused Value B

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

                     Metropolitan Series Funds, Inc.
                       (MetLife) (continued):
                       Jennison Growth Portfolio B
                       MFS Investors Trust Series B
                       MFS Total Return Series A
                       MFS Total Return Series B
                       Capital Guardian U.S. Equity Series
                        A
                       Capital Guardian U.S. Equity Series
                        B
                       Putnam International Stock
                        Portfolio B
                       BlackRock Money Market Portfolio
                       BlackRock Money Market Portfolio B
                       Stock Index Portfolio
                       Stock Index Portfolio B
                       BlackRock Bond Income Portfolio
                       BlackRock Bond Income Portfolio B
                       BlackRock Strategic Value Portfolio
                        B
                       Franklin Templeton Small-Cap Growth
                        Portfolio B
                       Salomon Brothers Strategic Bond
                        Portfolio
                       Salomon Brothers Strategic Bond
                        Portfolio B
                       Salomon Bros U.S. Government
                        Portfolio B
                       T. Rowe Price Small-Cap Portfolio
                       T. Rowe Price Small-Cap Portfolio B
                       T. Rowe Price Large-Cap Portfolio
                       T. Rowe Price Large-Cap Portfolio B
                       Oppenheimer Global Equity Portfolio
                        B
                    Putnam Variable Trust (Putnam):
                      Growth and Income Fund
                      Growth and Income Fund B
                      Vista Fund
                      Vista Fund B
                      Equity Income Fund B
                    Franklin Templeton Variable Insurance
                      Products Trust (Templeton):
                      Growth Securities Fund
                      Growth Securities Fund B
                      Foreign Securities Fund
                      Foreign Securities Fund B
                      Developing Markets Securities Fund
                      Developing Markets Securities Fund B
                    Variable Insurance Products Fund,
                      Fund II and Fund III (Fidelity):
                      Growth Portfolio
                      Growth Portfolio B
                      Growth Opportunities Portfolio
                      Growth and Income Portfolio
                      Equity Income Portfolio
                      Equity Income Portfolio B
                    PIMCO Variable Insurance Trust
                      (PIMCO):
                      High Yield Portfolio
                      Low Duration Portfolio
                      StocksPLUS Growth and Income
                       Portfolio
                      Total Return Portfolio

The following sub-accounts changed names during the year ended December 31, 2005:
 Met Investors - Met/AIM Mid-Cap Core Portfolio B to Lazard Mid-Cap Portfolio B
 Met Investors - PIMCO PEA Innovation Portfolio B to RCM Global Technology Portfolio B
 MetLife Series - SSR Money Market Portfolio to BlackRock Money Market Portfolio
 MetLife Series - SSR Bond Income Portfolio to BlackRock Bond Income Portfolio
 MetLife Series - SSR Bond Income Portfolio B to BlackRock Bond Income Portfolio B
 MetLife Series - SSR Aurora Portfolio B to BlackRock Strategic Value Portfolio B

The following sub-accounts ceased operations during the years ended December 31, 2005 and December 31, 2004:

       Year Ended December 31, 2005:                 Date Ceased Operations
       -----------------------------                 ----------------------
        Met Investors Money Market Portfolio B           April 29, 2005
        AIM Premier Equity Fund                          April 29, 2005
        Alliance Bernstein Real Estate Portfolio         April 29, 2005
        Alliance Bernstein Real Estate Portfolio B       April 29, 2005
        Scudder II Dreman Small-Cap Value Portfolio      April 29, 2005
        MFS High Income Series                           April 29, 2005
        MFS High Income Series B                         April 29, 2005
        MFS Investors Trust Series                       April 29, 2005

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

     Year Ended December 31, 2005:                    Date Ceased Operations
     -----------------------------                    ----------------------
      MFS New Discovery Series                            April 29, 2005
      MFS New Discovery Series B                          April 29, 2005
      MetLife Met/Putnam Voyager Portfolio B              April 29, 2005
      Oppenheimer Capital Appreciation Fund               April 29, 2005
      Putnam International Growth Fund                    April 29, 2005
      Putnam International Equity Fund B                  April 29, 2005
      Fidelity Contrafund Portfolio                       April 29, 2005
      Fidelity High Income Portfolio B                    April 29, 2005
      Dreyfus Stock Index Fund                            April 29, 2005
      Dreyfus Stock Index Fund B                          April 29, 2005

     Year Ended December 31, 2004:                    Date Ceased Operations
     -----------------------------                    ----------------------
      AIM Premier Equity Fund B                           April 30, 2004
      Alliance Premier Growth Portfolio                   April 30, 2004
      Alliance Premier Growth Portfolio B                 April 30, 2004
      Alliance Bernstein Small-Cap Portfolio B            April 30, 2004
      Alliance Bernstein Value Portfolio B                April 30, 2004
      Liberty Newport Tiger Fund, Variable Series         April 30, 2004
      Goldman Sachs Growth and Income Fund                April 30, 2004
      Goldman Sachs International Equity Fund             April 30, 2004
      Scudder II Dreman High Return Equity Portfolio      April 30, 2004
      MFS Bond Series                                     April 30, 2004
      MFS Research Series                                 April 30, 2004
      MFS Research Series B                               April 30, 2004
      MFS Emerging Growth Series                          April 30, 2004
      MFS Emerging Growth Series B                        April 30, 2004
      MFS Strategic Income Series                         April 30, 2004
      MFS Strategic Income Series B                       April 30, 2004
      MetLife MFS Research Managers B                     April 30, 2004
      Oppenheimer Main Street Growth and Income Fund      April 30, 2004
      Oppenheimer High Income Fund                        April 30, 2004
      Oppenheimer Bond Fund                               April 30, 2004
      Oppenheimer Strategic Bond Fund                     April 30, 2004
      Putnam New Value Fund                               April 30, 2004
      Putnam New Value Fund B                             April 30, 2004
      Putnam International New Opportunities Fund         April 30, 2004
      Putnam International New Opportunities Fund B       April 30, 2004
      Templeton Global Income Securities Fund             April 30, 2004
      Templeton Global Income Securities Fund B           April 30, 2004
      Templeton Franklin Small-Cap Fund                   April 30, 2004
      Templeton Franklin Small-Cap Fund B                 April 30, 2004
      Templeton Mutual Shares Securities Fund             April 30, 2004
      Templeton Mutual Shares Securities Fund B           April 30, 2004

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

       Year Ended December 31, 2004:                Date Ceased Operations
       -----------------------------                ----------------------
        Templeton Franklin Large-Cap Growth Fund      April 30, 2004
        Templeton Franklin Large-Cap Growth Fund B    April 30, 2004
        American Century Income and Growth Fund       April 30, 2004
        American Century International Fund           April 30, 2004
        American Century Value Fund                   April 30, 2004
        Dreyfus Disciplined Stock Portfolio           April 30, 2004
        Dreyfus Disciplined Stock Portfolio B         April 30, 2004
        Dreyfus Capital Appreciation Portfolio        April 30, 2004
        Dreyfus Capital Appreciation Portfolio B      April 30, 2004
        INVESCO Dynamics Fund                         April 30, 2004
        INVESCO High Yield Fund                       April 30, 2004
        Scudder I International Portfolio             April 30, 2004
        Scudder I International Portfolio B           April 30, 2004
        JP Morgan Quality Bond Portfolio              November 19, 2004
        JP Morgan Quality Bond Portfolio B            November 19, 2004
        JP Morgan Select Equity Portfolio             November 19, 2004
        JP Morgan Select Equity Portfolio B           November 19, 2004
        Met/Putnam Research Portfolio B               November 19, 2004

The following sub-accounts began operations during the years ended December 31, 2005 and 2004:

  Period Ended December 30, 2005:                            Date Began Operations
  -------------------------------                            ---------------------
   Met Investors Met/AIM Small-Cap Growth Portfolio           May 2, 2005
   Met Investors Third Avenue Small-Cap Value Portfolio       May 2, 2005
   Met Investors Neuberger Berman Real Estate Portfolio       May 2, 2005
   Met Investors Van Kampen Comstock Portfolio B              May 2, 2005
   MetLife BlackRock Money Market Portfolio B                 May 2, 2005
   MetLife Stock Index Portfolio                              May 2, 2005
   MetLife Salomon Brothers U.S. Government Portfolio B       May 2, 2005
   MetLife Oppenheimer Global Equity Portfolio B              May 2, 2005
   Met Investors Cyclical Growth and Income ETF Portfolio B   September 30, 2005
   Met Investors Cyclical Growth ETF Portfolio B              September 30, 2005
   Met Investors Legg Mason Value Equity Portfolio B          November 7, 2005

  Year Ended December 31, 2004:                              Date Began Operations
  -----------------------------                              ---------------------
   Met Investors Janus Aggressive Growth Portfolio            May 3, 2004
   Met Investors Goldman Sachs Mid-Cap Value Portfolio B      May 3, 2004
   Met Investors Neuberger Berman Real Estate Portfolio B     May 3, 2004
   Met Investors Oppenheimer Capital Appreciation Portfolio   May 3, 2004
   Met Investors PIMCO Total Return Bond Portfolio            May 3, 2004
   Met Investors T. Rowe Price Mid-Cap Growth Portfolio       May 3, 2004
   Met Investors Turner Mid-Cap Growth Portfolio B            May 3, 2004
   Met Investors Defensive Strategy Fund of Fund B            November 22, 2004
   Met Investors Moderate Strategy Fund of Fund B             November 22, 2004

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

  Year Ended December 31, 2004:                             Date Began Operations
  -----------------------------                             ---------------------
   Met Investors Balanced Strategy Fund of Fund B             November 22, 2004
   Met Investors Growth Strategy Fund of Fund B               November 22, 2004
   MetLife Franklin Templeton Small-Cap Growth Portfolio B    May 3, 2004
   MetLife Salomon Brothers Strategic Bond Portfolio          May 3, 2004
   MetLife Salomon Brothers Strategic Bond Portfolio B        May 3, 2004
   MetLife SSR Aurora Portfolio B                             May 3, 2004
   MetLife SSR Bond Income Portfolio                          May 3, 2004
   MetLife T. Rowe Price Large-Cap Portfolio                  May 3, 2004
   MetLife T. Rowe Price Large-Cap Portfolio B                May 3, 2004
   MetLife T. Rowe Price Small-Cap Portfolio                  May 3, 2004
   MetLife T. Rowe Price Small-Cap Portfolio B                May 3, 2004
   Met Investors Aggressive Strategy Fund of Fund B           November 22, 2004
   MetLife SSR Bond Income Portfolio B                        November 22, 2004

(2) SIGNIFICANT ACCOUNTING POLICIES

  (A) INVESTMENT VALUATION
      Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios. These investment companies value their investment securities at fair value. Realized gains and losses on the sale of portfolio shares owned by the sub-accounts are computed on the basis of the identified cost of the portfolio shares sold. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

  (B) REINVESTMENT OF DISTRIBUTIONS
      Dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

  (C) FEDERAL INCOME TAXES
      The operations of the Separate Account are included in the federal income tax return of MLIOC which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, MLIOC believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable annuity contracts.

  (D) ANNUITY RESERVES
      Annuity reserves are computed for contracts in the payout stage according to the 1983a Mortality Table. The assumed investment return is 3%. The mortality risk is borne by MLIOC and may result in additional transfers to the Separate Account. Conversely, if reserves exceed amounts required, transfers may be made from the Separate Account to MLIOC.

  (E) ESTIMATES
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

  (F) RECLASSIFICATIONS
      Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(3) SEPARATE ACCOUNT EXPENSES
   For variable annuity contracts, MLIOC deducts a daily charge from the net assets of the Separate Account sub-accounts that ranges from an annual rate of 0.75% to an annual rate of 2.35%. This charge varies according to the product specifications. The mortality risks assumed by MLIOC arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal charge in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

(4) CONTRACT FEES
   For variable annuity contracts with a contingent deferred sales charge, there is no deduction from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, MLIOC deducts a withdrawal charge from the contract value or payment to the contract owner. The withdrawal charge is imposed on withdrawals of contract values attributable to purchase payments within a certain number of years after receipt and is equal to a flat percentage of the purchase payment withdrawn on a declining scale, depending on the product. For certain contracts, after the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a withdrawal charge. For certain other contracts, after the first contract anniversary, the contract owner may withdrawal up to 10% of the aggregate purchase payments each contract year, without incurring a surrender fee. During the first contract year, MLIOC currently does not assess the surrender fee on amounts withdrawn under the systematic withdrawal program. During the period ended December 31, 2005, MLIOC deducted withdrawal charges of $444,590.44 from the Separate Account.

   For variable annuity contracts with a sales charge, MLIOC deducts a sales charge from the gross purchase payment before the payment is allocated to the Separate Account and / or a fixed account. The following table reflects the amount of the sales charge depending on the contract owner's investment at the time of the payment.

                 Owner's                Sales Charge as a % of
                 Investment             Gross Purchase Payment
                 ----------             ----------------------
                 less than $50,000              5.75%
                 $50,000 - $99,999.99           4.50%
                 $100,000 - $249,999.99         3.50%
                 $250,000 - $499,999.99         2.50%
                 $500,000 - $999,999.99         2.00%
                 $1,000,000 or more             1.00%

   During the accumulation phase, MLIOC imposes an annual contract maintenance fee of $30 on variable annuity contracts with account values less than $50,000 on the contract anniversary. This fee covers the cost of contract administration for the previous year and is deducted pro rata from the Separate Account sub-accounts (and for some contracts, the fixed account as well) for which account value is allocated. The charge is taken from account value on a full withdrawal or on the annuity date if such annuity date is other than the contract anniversary date. During the income phase, the charge is collected from each annuity payment, regardless of contract size. Subject to certain restrictions, the contract owner may transfer all or a portion of the accumulated value of the contract among the available sub-accounts and the fixed rate account. After 12 transfers are made in a contract year, MLIOC may deduct a transfer fee of $25 per additional transfer or, for certain contracts if less, 2% of the amount transferred, from the account value. Transfers made in a dollar cost averaging program are not subject to the transfer fee. During the period ended December 31, 2005, MLIOC deducted contract maintenance and transfer fees of $1,519,286.22 from the Separate Account.

   Currently, MLIOC advances any premium taxes due at the time purchase payments are made and deducts premium taxes at the time annuity payments begin. MLIOC reserves the right to deduct premium taxes when incurred.

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows:

                                                              Purchases     Sales
                                                             ----------- ------------
Met Investors Lord Abbett Growth and Income Portfolio        $ 2,031,683 $ 12,530,362
Met Investors Lord Abbett Growth and Income Portfolio B        5,419,967    5,988,746
Met Investors Lord Abbett Bond Debenture Portfolio               764,741    2,386,574
Met Investors Lord Abbett Bond Debenture Portfolio B           7,972,155    6,897,357
Met Investors Lord Abbett Growth Opportunity Portfolio           126,130      291,570
Met Investors Lord Abbett Growth Opportunity Portfolio B         779,404      146,188
Met Investors Lord Abbett Mid-Cap Value Portfolio                572,542    1,278,372
Met Investors Lord Abbett Mid-Cap Value Portfolio B            4,535,206      817,161
Met Investors Lord Abbett America's Value Portfolio B          3,259,242      270,061
Met Investors Met/Putnam Capital Opportunities Portfolio         127,104    1,392,080
Met Investors Met/Putnam Capital Opportunities Portfolio B        55,472       20,918
Met Investors Oppenheimer Capital Appreciation Portfolio       1,340,901      383,192
Met Investors Oppenheimer Capital Appreciation Portfolio B     1,369,679    5,414,443
Met Investors PIMCO Inflation Protected Bond Portfolio B       3,078,874    5,010,827
Met Investors Janus Aggressive Growth Portfolio                    6,810      432,635
Met Investors Janus Aggressive Growth Portfolio B                612,934    3,473,096
Met Investors PIMCO Total Return Bond Portfolio                  329,139    1,053,069
Met Investors PIMCO Total Return Bond Portfolio B              4,201,272    5,369,958
(a) Met Investors Money Market Portfolio B                     4,666,046   13,983,071
Met Investors RCM Global Technology Portfolio B                  107,431      554,595
Met Investors T. Rowe Price Mid-Cap Growth Portfolio              59,082      468,983
Met Investors T. Rowe Price Mid-Cap Growth Portfolio B         1,979,219    1,848,640
Met Investors MFS Research International Portfolio             1,463,062    1,516,818
Met Investors MFS Research International Portfolio B           6,311,270    3,541,186
Met Investors AIM Small-Cap Growth Portfolio B                 4,969,935    2,525,337
Met Investors Lazard Mid-Cap Portfolio B                         744,224    1,209,404
Met Investors Harris Oakmark International Portfolio B         2,099,472    2,853,238
(b) Met Investors Met/AIM Small-Cap Growth Portfolio             326,158       68,351
(b) Met Investors Third Avenue Small-Cap Value Portfolio         389,863       22,489
Met Investors Third Avenue Small-Cap Value Portfolio B         1,802,199    2,914,450
(b) Met Investors Neuberger Berman Real Estate Portfolio         853,201      150,452
Met Investors Neuberger Berman Real Estate Portfolio B         5,812,135    1,602,972
Met Investors Turner Mid-Cap Growth Portfolio B                  189,276      693,146
Met Investors Goldman Sachs Mid-Cap Value Portfolio B          1,086,025      958,394
Met Investors Defensive Strategy Fund of Fund B                3,775,701    2,047,238
Met Investors Moderate Strategy Fund of Fund B                22,783,754    3,280,508
Met Investors Balanced Strategy Fund of Fund B                52,092,383    3,252,123
Met Investors Growth Strategy Fund of Fund B                  39,362,161    4,903,480
Met Investors Aggressive Strategy Fund of Fund B               3,133,609      789,504
(b) Met Investors Van Kampen Comstock Portfolio B              3,171,099       48,838
(c) Met Investors Cyclical Growth ETF Portfolio B                 40,821           28
(c) Met Investors Cyclical Growth and Income ETF Portfolio B      67,613           12
Russell Multi-Style Equity Fund                                  108,554      786,658
Russell Aggressive Equity Fund                                    71,152      286,549
Russell Non-U.S. Fund                                             53,625      461,352

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows, continued:

                                                          Purchases    Sales
                                                          ---------- ---------
 Russell Core Bond Fund                                      227,421   562,681
 Russell Real Estate Securities Fund                          55,597   135,484
 (a) AIM Premier Equity Fund                                     465    98,227
 AIM Capital Appreciation Fund                                11,777   408,318
 AIM Capital Appreciation Fund B                              17,176    32,900
 AIM International Growth Fund                                32,729    83,126
 AIM International Growth Fund B                             826,646    46,550
 (a) Alliance Bernstein Real Estate Portfolio                 18,927   864,647
 (a) Alliance Bernstein Real Estate Portfolio B              124,781 5,122,033
 Scudder II Small-Cap Growth Portfolio                         1,619    30,073
 (a) Scudder II Dreman Small-Cap Value Portfolio              39,387   409,476
 Scudder II Government Securities Portfolio                   24,993   148,007
 (a) MFS High Income Series                                   38,243   334,379
 (a) MFS High Income Series B                                425,859 4,371,637
 (a) MFS Investors Trust Series                                8,202 1,298,291
 MFS Investors Trust Series B                                 12,462   265,144
 (a) MFS New Discovery Series                                 21,285   326,505
 (a) MFS New Discovery Series B                              144,224 4,706,930
 MetLife Davis Venture Value A                                36,946    38,871
 MetLife Davis Venture Value E                             5,999,344 4,683,014
 MetLife Harris Oakmark Focused Value B                    1,146,902 2,951,597
 MetLife Jennison Growth Portfolio B                       2,487,549 2,637,717
 MetLife MFS Investors Trust Series B                         89,226 1,047,795
 MetLife MFS Total Return Series A                           240,128    62,714
 MetLife MFS Total Return Series B                         1,825,251   273,945
 MetLife Capital Guardian U.S. Equity Series A               109,832 2,674,475
 MetLife Capital Guardian U.S. Equity Series B             2,160,261   397,609
 (a) MetLife Met/Putnam Voyager Portfolio B                  221,483   827,234
 MetLife Putnam International Stock Portfolio B               74,015   431,691
 MetLife BlackRock Money Market Portfolio                    590,209   758,599
 (b) MetLife BlackRock Money Market Portfolio B           18,278,086 8,443,304
 (b) MetLife Stock Index Portfolio                            55,747       520
 MetLife Stock Index Portfolio B                           1,869,477 1,987,818
 MetLife BlackRock Bond Income Portfolio                     104,625   106,179
 MetLife BlackRock Bond Income Portfolio B                 1,292,913   317,004
 MetLife BlackRock Strategic Value Portfolio B               294,137   109,228
 MetLife Franklin Templeton Small-Cap Growth Portfolio B   1,617,156   125,995
 MetLife Salomon Brothers Strategic Bond Portfolio            12,229    75,950
 MetLife Salomon Brothers Strategic Bond Portfolio B         199,201   131,497
 (b) MetLife Salomon Brothers U.S. Government Portfolio B     32,883       157
 MetLife T. Rowe Price Small-Cap Portfolio                    53,771    60,588
 MetLife T. Rowe Price Small-Cap Portfolio B                   9,645   188,440
 MetLife T. Rowe Price Large-Cap Portfolio                   107,294   182,367
 MetLife T. Rowe Price Large-Cap Portfolio B               1,609,387   208,319
 (b) MetLife Oppenheimer Global Equity Portfolio B           423,148     1,872

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows, continued:

                                                    Purchases      Sales
                                                   ------------ ------------
    (a) Oppenheimer Capital Appreciation Fund             2,793      240,180
    Putnam Growth and Income Fund                        45,359      246,626
    Putnam Growth and Income Fund B                     250,522      118,016
    Putnam Vista Fund                                     8,379       98,008
    Putnam Vista Fund B                                       -        9,797
    (a) Putnam International Growth Fund                 16,803    1,136,792
    (a) Putnam International Equity B                    58,708    3,963,693
    Putnam Equity Income Fund B                       1,164,022       93,366
    Templeton Growth Securities Fund                      3,225       32,401
    Templeton Growth Securities Fund B                    1,208       38,758
    Templeton Foreign Securities Fund                    71,058      167,272
    Templeton Foreign Securities Fund B               1,086,538      254,766
    Templeton Developing Markets Securities Fund         30,286      144,055
    Templeton Developing Markets Securities Fund B      807,640      481,985
    Fidelity Growth Portfolio                             2,146        6,187
    Fidelity Growth Portfolio B                       2,655,860      286,313
    Fidelity Growth Opportunities Portfolio                 383        2,151
    (a) Fidelity Contrafund Portfolio                       410       46,137
    Fidelity Growth and Income Portfolio                  2,871        3,846
    Fidelity Equity Income Portfolio                        781        4,000
    Fidelity Equity Income Portfolio B                  139,407       90,358
    (a) Fidelity High Income Portfolio B                  7,137       91,553
    (a) Dreyfus Stock Index Fund                            203       67,558
    (a) Dreyfus Stock Index Fund B                        1,355      376,433
    PIMCO High Yield Portfolio                          606,735      445,605
    PIMCO Low Duration Portfolio                         50,275       46,741
    PIMCO StocksPLUS Growth and Income                    5,304       27,917
    PIMCO Total Return Portfolio                        284,618      489,970
                                                   ------------ ------------
    Total                                          $244,378,989 $160,903,816
                                                   ============ ============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING

                                                                        Met Investors
                                  -----------------------------------------------------------------------------------------
                                  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett    Lord Abbett  Lord Abbett
                                  Growth and   Growth and      Bond         Bond        Growth         Growth       Mid-Cap
                                    Income       Income      Debenture    Debenture   Opportunity    Opportunity     Value
                                   Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio     Portfolio B   Portfolio
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2005   1,231,925    1,046,799      463,506    1,364,065      150,720        278,359      276,077
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========
   Units Issued                        24,643      172,728       30,121      530,926        6,898         70,954       19,637
   Units Redeemed                    (270,635)    (203,443)    (137,973)    (503,123)     (32,055)       (22,108)     (56,322)
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004   1,477,917    1,077,514      571,358    1,336,262      175,877        229,513      312,762
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========
   Units Issued                       286,791      507,241       56,164      794,226       15,374         56,800      109,606
   Units Redeemed                    (281,949)    (354,174)    (206,860)    (722,805)     (34,465)       (38,146)     (60,924)
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004     1,473,075      924,447      722,054    1,264,841      194,968        210,859      264,080
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                        Met Investors
                                  -----------------------------------------------------------------------------------------
                                  Lord Abbett  Lord Abbett   JP Morgan    JP Morgan    JP Morgan    JP Morgan      Met/
                                    Mid-Cap     America's     Quality      Quality      Select       Select       Putnam
                                     Value        Value        Bond         Bond        Equity       Equity      Research
                                  Portfolio B  Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B  Portfolio B
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005     706,363      433,986
                                  ===========  ===========
   Units Issued                       208,063      251,704
   Units Redeemed                     (75,259)     (35,072)
                                  -----------  -----------
Unit Balance at December 31, 2004     573,559      217,354            -            -            -            -            -
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                       207,355      186,784       19,575      169,461        7,186        6,066      115,273
   Units Redeemed                     (48,427)     (14,048)    (474,634)    (499,606)    (735,335)     (46,870)    (428,385)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004       414,631       44,618      455,059      330,145      728,149       40,804      313,112
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Met Investors
                                  ---------------------------------------------------------------------------------------------
                                   Met/Putnam    Met/Putnam   Oppenheimer  Oppenheimer      PIMCO         Janus        Janus
                                     Capital       Capital      Capital      Capital      Inflation     Aggressive  Aggressive
                                  Opportunities Opportunities Appreciation Appreciation Protected Bond    Growth      Growth
                                    Portfolio    Portfolio B   Portfolio   Portfolio B   Portfolio B    Portfolio   Portfolio B
                                  ------------- ------------- ------------ ------------ -------------- -----------  -----------
Unit Balance at December 31, 2005      255,463        30,510      190,414    1,662,013     1,139,393       167,265    1,546,320
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========
   Units Issued                         11,003         3,159      136,801      277,152       327,964           960      162,018
   Units Redeemed                      (83,879)         (958)     (36,162)    (766,906)     (486,900)      (41,146)    (541,828)
                                   -----------   -----------  -----------  -----------   -----------   -----------  -----------
Unit Balance at December 31, 2004      328,339        28,309       89,775    2,151,767     1,298,329       207,451    1,926,130
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========
   Units Issued                         13,914           845      100,451    1,688,647     1,015,354       244,289    2,082,214
   Units Redeemed                      (95,911)         (802)     (10,676)  (1,183,711)     (704,668)      (36,838)    (969,736)
                                   -----------   -----------  -----------  -----------   -----------   -----------  -----------
Unit Balance at January 1, 2004        410,336        28,266            -    1,646,831       987,643             -      813,652
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Met Investors
                                  -----------------------------------------------------------------------------------
                                     PIMCO          PIMCO                        RCM      T. Rowe Price T. Rowe Price
                                  Total Return   Total Return    Money         Global        Mid-Cap       Mid-Cap
                                      Bond           Bond       Market       Technology      Growth        Growth
                                   Portfolio     Portfolio B  Portfolio B    Portfolio B    Portfolio    Portfolio B
                                  ------------   ------------ -----------    -----------  ------------- -------------
Unit Balance at December 31, 2005     377,259      2,614,749            -        219,715       270,568     1,537,676
                                  ===========    ===========  ===========    ===========   ===========   ===========
   Units Issued                        31,825        587,167      702,310         33,080         3,292       372,759
   Units Redeemed                     (87,613)      (665,845)  (1,647,767)      (141,117)      (61,484)     (375,060)
                                  -----------    -----------  -----------    -----------   -----------   -----------
Unit Balance at December 31, 2004     433,047      2,693,427      945,457        327,752       328,760     1,539,977
                                  ===========    ===========  ===========    ===========   ===========   ===========
   Units Issued                       441,882      1,551,079    1,156,706        392,420       384,436       939,739
   Units Redeemed                      (8,835)      (789,992)  (1,206,161)      (272,133)      (55,676)     (763,074)
                                  -----------    -----------  -----------    -----------   -----------   -----------
Unit Balance at January 1, 2004             -      1,932,340      994,912        207,465             -     1,363,312
                                  ===========    ===========  ===========    ===========   ===========   ===========

                                  ---------
                                       MFS
                                    Research
                                  International
                                    Portfolio
                                  -------------
Unit Balance at December 31, 2005      338,829
                                   ===========
   Units Issued                         85,671
   Units Redeemed                      (98,583)
                                   -----------
Unit Balance at December 31, 2004      351,741
                                   ===========
   Units Issued                         62,293
   Units Redeemed                      (78,945)
                                   -----------
Unit Balance at January 1, 2004        368,393
                                   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                         Met Investors
                                  -------------------------------------------------------------------------------------------
                                       MFS          AIM                      Harris       Met/AIM    Third Avenue Third Avenue
                                    Research     Small-Cap     Lazard        Oakmark     Small-Cap    Small-Cap    Small-Cap
                                  International   Growth       Mid-Cap    International   Growth        Value        Value
                                   Portfolio B  Portfolio B  Portfolio B   Portfolio B   Portfolio    Portfolio   Portfolio B
                                  ------------- -----------  -----------  ------------- -----------  ------------ ------------
Unit Balance at December 31, 2005    1,266,878      789,854      252,387       694,932       40,203       24,670      571,711
                                   ===========  ===========  ===========   ===========  ===========  ===========  ===========
   Units Issued                        623,093      455,295       40,269       191,894       49,422       25,736      171,091
   Units Redeemed                     (415,223)    (236,706)     (99,592)     (247,388)      (9,219)      (1,066)    (246,780)
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
Unit Balance at December 31, 2004    1,059,008      571,265      311,710       750,426            -            -      647,400
                                   ===========  ===========  ===========   ===========  ===========  ===========  ===========
   Units Issued                      1,024,674      507,258      207,855       722,951                                492,958
   Units Redeemed                     (426,950)    (422,375)    (258,051)     (528,676)                              (499,404)
                                   -----------  -----------  -----------   -----------                            -----------
Unit Balance at January 1, 2004        461,284      486,382      361,906       556,151                                653,846
                                   ===========  ===========  ===========   ===========                            ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                         Met Investors
                                  ------------------------------------------------------------------------------------------
                                   Neuberger    Neuberger     Turner     Goldman Sachs  Defensive       Moderate     Balanced
                                    Berman       Berman       Mid-Cap       Mid-Cap     Strategy        Strategy     Strategy
                                  Real Estate  Real Estate    Growth         Value       Fund of        Fund of      Fund of
                                   Portfolio   Portfolio B  Portfolio B   Portfolio B    Fund B          Fund B       Fund B
                                  -----------  -----------  -----------  ------------- -----------    -----------  -----------
Unit Balance at December 31, 2005      39,242      548,137       86,600       173,267      448,336      2,689,712    7,822,973
                                  ===========  ===========  ===========   ===========  ===========    ===========  ===========
   Units Issued                        46,528      487,660       18,210        89,324      385,162      2,281,898    5,285,355
   Units Redeemed                      (7,286)    (149,338)     (66,412)      (91,198)    (210,014)      (356,865)    (579,712)
                                  -----------  -----------  -----------   -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004           -      209,815      134,802       175,141      273,188        764,679    3,117,330
                                  ===========  ===========  ===========   ===========  ===========    ===========  ===========
   Units Issued                                    362,758      292,637       339,205      273,489        772,796    3,189,609
   Units Redeemed                                 (152,943)    (157,835)     (164,064)        (301)        (8,117)     (72,279)
                                               -----------  -----------   -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004                          -            -             -            -              -            -
                                               ===========  ===========   ===========  ===========    ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                Met Investors                                    Russell
                                  --------------------------------------------------------------------------   -----------
                                     Growth     Aggressive                              Cyclical   Legg Mason
                                    Strategy     Strategy   Van Kampen      Cyclical   Growth and     Value    Multi-Style
                                    Fund of      Fund of     Comstock      Growth ETF  Income ETF    Equity      Equity
                                     Fund B       Fund B    Portfolio B    Portfolio B Portfolio B Portfolio B    Fund
                                  -----------  -----------  -----------    ----------- ----------- ----------- -----------
Unit Balance at December 31, 2005   6,681,818      665,696      303,632          3,990       6,658           -     277,883
                                  ===========  ===========  ===========    =========== =========== =========== ===========
   Units Issued                     3,843,755      298,998      312,661          3,990       6,658           -       7,092
   Units Redeemed                    (598,618)     (75,438)      (9,029)             -           -           -     (66,465)
                                  -----------  -----------  -----------    ----------- ----------- ----------- -----------
Unit Balance at December 31, 2004   3,436,681      442,136            -              -           -           -     337,256
                                  ===========  ===========  ===========    =========== =========== =========== ===========
   Units Issued                     3,495,638      443,657                                                           7,805
   Units Redeemed                     (58,957)      (1,521)                                                        (75,348)
                                  -----------  -----------                                                     -----------
Unit Balance at January 1, 2004             -            -                                                         404,799
                                  ===========  ===========                                                     ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                        Russell                                          AIM
                                  --------------------------------------------------    -------------------------------------
                                   Aggressive                              Real Estate    Premier      Premier      Capital
                                     Equity      Non-U.S.    Core Bond     Securities     Equity       Equity     Appreciation
                                      Fund         Fund        Fund           Fund         Fund        Fund B         Fund
                                  -----------  -----------  -----------    -----------  -----------  -----------  ------------
Unit Balance at December 31, 2005      43,722      113,408      169,522         13,869            -                   202,445
                                  ===========  ===========  ===========    ===========  ===========               ===========
   Units Issued                         1,149        2,388        8,707            664           50                     3,032
   Units Redeemed                     (22,103)     (34,212)     (38,723)        (5,675)      (9,520)                  (35,654)
                                  -----------  -----------  -----------    -----------  -----------               -----------
Unit Balance at December 31, 2004      64,676      145,232      199,538         18,880        9,470            -      235,067
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========
   Units Issued                           641          212       12,509            457       18,564        1,246        6,623
   Units Redeemed                     (19,862)     (47,844)     (81,641)        (4,706)    (407,081)     (59,332)     (35,424)
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        83,897      192,864      268,670         23,129      397,987       58,086      263,868
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                    AIM                                         Alliance
                                  ---------------------------------------  --------------------------------------------------
                                    Capital    International International   Premier      Premier     Bernstein    Bernstein
                                  Appreciation    Growth        Growth       Growth       Growth     Real Estate  Real Estate
                                     Fund B        Fund         Fund B      Portfolio   Portfolio B   Portfolio   Portfolio B
                                  ------------ ------------- ------------- -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005       8,314        24,660        59,995                                      -            -
                                  ===========   ===========   ===========                            ===========  ===========
   Units Issued                           939         2,610        56,031                                  1,085       10,191
   Units Redeemed                      (3,038)       (6,308)       (4,074)                               (47,265)    (285,756)
                                  -----------   -----------   -----------                            -----------  -----------
Unit Balance at December 31, 2004      10,413        28,358         8,038            -            -       46,180      275,565
                                  ===========   ===========   ===========  ===========  ===========  ===========  ===========
   Units Issued                           226           581         2,904        2,127      138,652        3,850       96,328
   Units Redeemed                        (692)      (13,628)         (348)    (220,768)    (867,620)     (18,981)     (62,349)
                                  -----------   -----------   -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        10,879        41,405         5,482      218,641      728,968       61,311      241,586
                                  ===========   ===========   ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                          Alliance            Liberty    Goldman Sachs              Scudder II
                                  ------------------------  -----------  ------------- ------------------------------------
                                                              Newport       Growth       Dreman                     Dreman
                                   Bernstein    Bernstein   Tiger Fund,       and      High Return  Small-Cap      Small-Cap
                                   Small-Cap      Value      Variable       Income       Equity      Growth          Value
                                  Portfolio B  Portfolio B    Series         Fund       Portfolio   Portfolio      Portfolio
                                  -----------  -----------  -----------  ------------- ----------- -----------    -----------
Unit Balance at December 31, 2005                                                                       19,313              -
                                                                                                   ===========    ===========
   Units Issued                                                                                            204              -
   Units Redeemed                                                                                       (3,014)       (26,921)
                                                                                                   -----------    -----------
Unit Balance at December 31, 2004           -            -            -             -            -      22,123         26,921
                                  ===========  ===========  ===========   ===========  =========== ===========    ===========
   Units Issued                           522           78            -            57            -         346          9,009
   Units Redeemed                     (17,715)      (6,215)      (6,585)      (22,557)           -      (2,511)       (12,671)
                                  -----------  -----------  -----------   -----------  ----------- -----------    -----------
Unit Balance at January 1, 2004        17,193        6,137        6,585        22,500            -      24,288         30,583
                                  ===========  ===========  ===========   ===========  =========== ===========    ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                   Scudder II                                      MFS
                                  -----------  ---------------------------------------------------------------------------
                                   Government                                          Emerging     Emerging       High
                                   Securities     Bond       Research     Research      Growth       Growth       Income
                                   Portfolio     Series       Series      Series B      Series      Series B      Series
                                  -----------  ----------- -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005      20,702                                                                            -
                                  ===========                                                                  ===========
   Units Issued                           573                                                                        1,401
   Units Redeemed                     (10,689)                                                                     (28,280)
                                  -----------                                                                  -----------
Unit Balance at December 31, 2004      30,818            -           -            -            -            -       26,879
                                  ===========  =========== ===========  ===========  ===========  ===========  ===========
   Units Issued                           750            -         106            -          334          185        1,115
   Units Redeemed                     (26,313)           -     (68,056)      (4,306)     (52,400)      (3,010)     (16,831)
                                  -----------  ----------- -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        56,381            -      67,950        4,306       52,066        2,825       42,595
                                  ===========  =========== ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                             MFS
                                  -----------------------------------------------------------------------------------------
                                      High      Strategic    Strategic    Investors    Investors       New          New
                                     Income      Income       Income        Trust        Trust      Discovery    Discovery
                                    Series B     Series      Series B      Series      Series B      Series      Series B
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005           -                                      -      115,816            -            -
                                  ===========                            ===========  ===========  ===========  ===========
   Units Issued                        15,658                                    210        1,732        3,045       28,982
   Units Redeemed                    (372,372)                              (125,743)     (23,986)     (50,011)    (706,414)
                                  -----------                            -----------  -----------  -----------  -----------
Unit Balance at December 31, 2004     356,714            -            -      125,533      138,070       46,966      677,432
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                       107,961           63        6,345        2,916        3,268        4,386      211,890
   Units Redeemed                     (37,034)     (12,254)     (59,661)     (27,173)     (35,619)     (12,177)     (69,637)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004       285,787       12,191       53,316      149,790      170,421       54,757      535,179
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                           MetLife
                                  -----------------------------------------------------------------------------------------
                                                              Harris                        MFS          MFS          MFS
                                     Davis        Davis       Oakmark     Jennison       Investors      Total        Total
                                    Venture      Venture      Focused      Growth          Trust        Return       Return
                                    Value A      Value E      Value B    Portfolio B     Series B      Series A     Series B
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at December 31, 2005       5,405    2,466,071      638,062      913,032        411,016       18,317      271,749
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========
   Units Issued                         1,132      673,473      105,143      369,750         10,293        5,081       75,595
   Units Redeemed                      (1,185)    (583,385)    (224,249)    (342,159)       (93,856)      (1,054)     (30,081)
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at December 31, 2004       5,458    2,375,983      757,168      885,441        494,579       14,290      226,235
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========
   Units Issued                         2,975    1,808,347      495,938      725,437        132,276        6,101      137,494
   Units Redeemed                        (159)    (982,678)    (574,555)    (584,653)       (89,153)      (1,367)     (29,254)
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at January 1, 2004         2,642    1,550,314      835,785      744,657        451,456        9,556      117,995
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                           MetLife
                                  -----------------------------------------------------------------------------------------
                                    Capital      Capital                                  Putnam      BlackRock    BlackRock
                                   Guardian     Guardian        MFS     Met/Putnam     International    Money        Money
                                  U.S. Equity  U.S. Equity   Research     Voyager          Stock       Market       Market
                                   Series A     Series B     Mangers B  Portfolio B     Portfolio B   Portfolio   Portfolio B
                                  -----------  -----------  ----------- -----------    ------------- -----------  -----------
Unit Balance at December 31, 2005     675,865      562,184                        -         105,927      104,958      986,244
                                  ===========  ===========              ===========     ===========  ===========  ===========
   Units Issued                        14,143      210,779                   31,896           7,672       61,910    2,007,225
   Units Redeemed                    (230,571)     (49,403)                (113,275)        (30,919)     (80,435)  (1,020,981)
                                  -----------  -----------              -----------     -----------  -----------  -----------
Unit Balance at December 31, 2004     892,293      400,808            -      81,379         129,174      123,483            -
                                  ===========  ===========  =========== ===========     ===========  ===========  ===========
   Units Issued                       908,311      322,639            -      72,862          37,921       50,710
   Units Redeemed                     (28,617)     (40,280)           -      (3,392)        (18,284)    (104,733)
                                  -----------  -----------  ----------- -----------     -----------  -----------
Unit Balance at January 1, 2004        12,599      118,449            -      11,909         109,537      177,506
                                  ===========  ===========  =========== ===========     ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                               MetLife
                                  ----------------------------------------------------------------------------------
                                                            BlackRock    BlackRock    BlackRock        Franklin
                                     Stock       Stock        Bond         Bond       Strategic       Templeton
                                     Index       Index       Income       Income        Value         Small-Cap
                                   Portfolio  Portfolio B   Portfolio   Portfolio B  Portfolio B  Growth Portfolio B
                                  ----------- -----------  -----------  -----------  -----------  ------------------
Unit Balance at December 31, 2005       6,872     885,892       15,209       26,458       30,746         173,044
                                  =========== ===========  ===========  ===========  ===========     ===========
   Units Issued                         6,872     175,405        1,403       29,191       16,650         177,786
   Units Redeemed                           -    (180,408)      (2,040)      (7,548)      (7,940)        (19,183)
                                  ----------- -----------  -----------  -----------  -----------     -----------
Unit Balance at December 31, 2004           -     890,895       15,846        4,815       22,036          14,441
                                  =========== ===========  ===========  ===========  ===========     ===========
   Units Issued                                   448,645       20,006        4,818       22,676          14,900
   Units Redeemed                                (166,002)      (4,160)          (3)        (640)           (459)
                                              -----------  -----------  -----------  -----------     -----------
Unit Balance at January 1, 2004                   608,252            -            -            -               -
                                              ===========  ===========  ===========  ===========     ===========

                                  --------------
                                     Salomon
                                     Brothers
                                    Strategic
                                  Bond Portfolio
                                  --------------
Unit Balance at December 31, 2005        4,607
                                   ===========
   Units Issued                            265
   Units Redeemed                       (3,635)
                                   -----------
Unit Balance at December 31, 2004        7,977
                                   ===========
   Units Issued                          9,184
   Units Redeemed                       (1,207)
                                   -----------
Unit Balance at January 1, 2004              -
                                   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                               MetLife
                                  --------------------------------------------------------------------------------------
                                      Salomon          Salomon       T. Rowe      T. Rowe        T. Rowe      T. Rowe
                                      Brothers        Brothers        Price        Price          Price        Price
                                     Strategic     U.S. Government  Small-Cap    Small-Cap      Large-Cap    Large-Cap
                                  Bond Portfolio B   Portfolio B    Portfolio   Portfolio B     Portfolio   Portfolio B
                                  ---------------- --------------- -----------  -----------    -----------  -----------
Unit Balance at December 31, 2005        44,115            2,161        35,933       50,518         77,598      261,114
                                    ===========      ===========   ===========  ===========    ===========  ===========
   Units Issued                           8,380            2,161         3,934        1,019          8,787      153,233
   Units Redeemed                        (6,538)               -        (4,016)     (14,125)       (14,091)     (32,364)
                                    -----------      -----------   -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004        42,273                -        36,015       63,624         82,902      140,245
                                    ===========      ===========   ===========  ===========    ===========  ===========
   Units Issued                          50,407                         40,608       76,946         87,847      142,408
   Units Redeemed                        (8,134)                        (4,593)     (13,322)        (4,945)      (2,163)
                                    -----------                    -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004               -                              -            -              -            -
                                    ===========                    ===========  ===========    ===========  ===========

                                  ----------
                                  Oppenheimer
                                    Global
                                    Equity
                                  Portfolio B
                                  -----------
Unit Balance at December 31, 2005      25,536
                                  ===========
   Units Issued                        25,733
   Units Redeemed                        (197)
                                  -----------
Unit Balance at December 31, 2004           -
                                  ===========
   Units Issued
   Units Redeemed

Unit Balance at January 1, 2004


                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                            Oppenheimer                                     Putnam
                                  ---------------------------------------------------------------  ------------------------
                                               Main Street                                            Growth       Growth
                                    Capital    Growth and       High                   Strategic       and          and
                                  Appreciation   Income        Income        Bond        Bond         Income       Income
                                      Fund        Fund          Fund         Fund        Fund          Fund        Fund B
                                  ------------ -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005           -                                                           79,914       57,422
                                  ===========                                                      ===========  ===========
   Units Issued                            45                                                            2,221        8,601
   Units Redeemed                     (17,618)                                                         (18,583)      (4,865)
                                  -----------                                                      -----------  -----------
Unit Balance at December 31, 2004      17,573            -            -            -            -       96,276       53,686
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                            68          210           76          575            -        2,618       21,986
   Units Redeemed                      (8,638)     (40,230)     (22,027)     (79,222)     (10,260)     (31,394)     (16,886)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        26,143       40,020       21,951       78,647       10,260      125,052       48,586
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                             Putnam
                                  --------------------------------------------------------------------------------------------
                                                                                                                  International
                                      New          New                                International International      New
                                     Value        Value        Vista        Vista        Growth        Equity     Opportunities
                                     Fund         Fund B       Fund         Fund B        Fund         Fund B         Fund
                                  -----------  -----------  -----------  -----------  ------------- ------------- -------------
Unit Balance at December 31, 2005                                31,552        1,776             -             -
                                                            ===========  ===========   ===========   ===========
   Units Issued                                                     751            -             8           360
   Units Redeemed                                                (7,682)        (777)      (75,283)     (267,527)
                                                            -----------  -----------   -----------   -----------
Unit Balance at December 31, 2004           -            -       38,483        2,553        75,275       267,167             -
                                  ===========  ===========  ===========  ===========   ===========   ===========   ===========
   Units Issued                             -            -        2,473            -         1,781        13,221             4
   Units Redeemed                      (7,034)      (4,322)     (10,657)         (47)      (24,015)      (83,565)      (17,645)
                                  -----------  -----------  -----------  -----------   -----------   -----------   -----------
Unit Balance at January 1, 2004         7,034        4,322       46,667        2,600        97,509       337,511        17,641
                                  ===========  ===========  ===========  ===========   ===========   ===========   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                            Putnam                                      Templeton
                                  -------------------------  ---------------------------------------------------------------
                                  International                 Global       Global
                                       New         Equity       Income       Income     Franklin     Franklin       Growth
                                  Opportunities    Income     Securities   Securities   Small-Cap    Small-Cap    Securities
                                     Fund B        Fund B        Fund        Fund B       Fund        Fund B         Fund
                                  ------------- -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005                   208,518                                                           15,640
                                                ===========                                                      ===========
   Units Issued                                      93,149                                                                -
   Units Redeemed                                   (15,007)                                                          (1,830)
                                                -----------                                                      -----------
Unit Balance at December 31, 2004            -      130,376            -            -            -            -       17,470
                                   ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                             35      112,244            -            -           98       14,557            9
   Units Redeemed                       (3,387)      (6,650)      (4,340)        (626)     (44,908)     (80,558)        (701)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004          3,352       24,782        4,340          626       44,810       66,001       18,162
                                   ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Templeton
                                  -----------------------------------------------------------------------------------------
                                                                            Developing   Developing     Mutual       Mutual
                                     Growth      Foreign      Foreign        Markets      Markets       Share        Share
                                   Securities   Securities   Securities     Securities   Securities   Securities   Securities
                                     Fund B        Fund        Fund B          Fund        Fund B        Fund        Fund B
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005       5,402       59,307      269,382         25,079      328,572
                                  ===========  ===========  ===========    ===========  ===========
   Units Issued                             -        5,611       77,589          1,860      103,788
   Units Redeemed                      (2,334)     (13,920)     (38,065)        (9,923)     (58,222)
                                  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004       7,736       67,616      229,858         33,142      283,006            -            -
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========
   Units Issued                             -        2,753      149,138            897      109,379        5,660        6,045
   Units Redeemed                      (2,267)     (19,338)     (27,263)        (9,366)     (42,341)     (32,832)    (127,226)
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        10,003       84,201      107,983         41,611      215,968       27,172      121,181
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                          Templeton                                     Fidelity
                                  ------------------------  ----------------------------------------------------------------
                                   Franklin     Franklin
                                   Large-Cap    Large-Cap                                               Growth      Growth and
                                    Growth       Growth       Growth         Growth      Contrafund  Opportunities    Income
                                     Fund        Fund B      Portfolio     Portfolio B   Portfolio     Portfolio    Portfolio
                                  -----------  -----------  -----------    -----------  -----------  ------------- -----------
Unit Balance at December 31, 2005                                 3,813        363,370            -         1,463        3,675
                                                            ===========    ===========  ===========   ===========  ===========
   Units Issued                                                     172        142,422           17            30          194
   Units Redeemed                                                  (475)       (32,285)      (3,029)         (217)        (269)
                                                            -----------    -----------  -----------   -----------  -----------
Unit Balance at December 31, 2004           -            -        4,116        253,233        3,012         1,650        3,750
                                  ===========  ===========  ===========    ===========  ===========   ===========  ===========
   Units Issued                           120           22          681        190,840          106            14          258
   Units Redeemed                     (49,149)     (25,336)      (3,819)       (26,186)        (155)          (82)      (1,921)
                                  -----------  -----------  -----------    -----------  -----------   -----------  -----------
Unit Balance at January 1, 2004        49,029       25,314        7,254         88,579        3,061         1,718        5,413
                                  ===========  ===========  ===========    ===========  ===========   ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                 Fidelity                           American Century               Dreyfus
                                  -------------------------------------  --------------------------------------  -----------
                                    Equity       Equity        High       Income and                                Stock
                                    Income       Income       Income        Growth    International    Value        Index
                                   Portfolio   Portfolio B  Portfolio B      Fund         Fund         Fund         Fund
                                  -----------  -----------  -----------  -----------  ------------- -----------  -----------
Unit Balance at December 31, 2005         582       30,136            -                                                    -
                                  ===========  ===========  ===========                                          ===========
   Units Issued                             -        5,647           11                                                    -
   Units Redeemed                        (269)      (6,705)      (7,646)                                              (8,251)
                                  -----------  -----------  -----------                                          -----------
Unit Balance at December 31, 2004         851       31,194        7,635            -             -            -        8,251
                                  ===========  ===========  ===========  ===========   ===========  ===========  ===========
   Units Issued                           307       11,838        3,982       31,396            14          352            -
   Units Redeemed                        (120)        (959)      (1,664)    (807,175)      (15,018)    (130,193)      (3,029)
                                  -----------  -----------  -----------  -----------   -----------  -----------  -----------
Unit Balance at January 1, 2004           664       20,315        5,317      775,779        15,004      129,841       11,280
                                  ===========  ===========  ===========  ===========   ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                              Dreyfus                                       INVESCO
                                  ---------------------------------------------------------------  ------------------------
                                     Stock     Disciplined  Disciplined    Capital      Capital                    High
                                     Index        Stock        Stock     Appreciation Appreciation   Dynamics      Yield
                                     Fund B     Portfolio   Portfolio B   Portfolio   Portfolio B      Fund        Fund
                                  -----------  -----------  -----------  ------------ ------------ -----------  -----------
Unit Balance at December 31, 2005           -
                                  ===========
   Units Issued                            67
   Units Redeemed                     (47,268)
                                  -----------
Unit Balance at December 31, 2004      47,201            -            -            -            -            -            -
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                           500            -            -          341       12,483       15,328           20
   Units Redeemed                     (12,116)      (2,847)      (5,366)     (20,929)    (227,884)    (397,390)     (24,072)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        58,817        2,847        5,366       20,588      215,401      382,062       24,052
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                         PIMCO                                   Scudder I
                                  --------------------------------------------------    --------------------------
                                                             StocksPLUS
                                     High          Low         Growth         Total
                                     Yield      Duration     and Income      Return     International International
                                   Portfolio    Portfolio    Portfolio      Portfolio     Portfolio    Portfolio B
                                  -----------  -----------  -----------    -----------  ------------- -------------
Unit Balance at December 31, 2005      65,343       45,882       24,691        215,346
                                  ===========  ===========  ===========    ===========
   Units Issued                        46,456        2,742          648         14,766
   Units Redeemed                     (36,422)      (3,201)      (3,447)       (37,768)
                                  -----------  -----------  -----------    -----------
Unit Balance at December 31, 2004      55,309       46,341       27,490        238,348             -             -
                                  ===========  ===========  ===========    ===========   ===========   ===========
   Units Issued                        27,985       26,340        2,971         36,424             8         7,212
   Units Redeemed                     (21,357)     (24,001)        (865)       (37,825)      (15,520)     (152,693)
                                  -----------  -----------  -----------    -----------   -----------   -----------
Unit Balance at January 1, 2004        48,681       44,002       25,384        239,749        15,512       145,481
                                  ===========  ===========  ===========    ===========   ===========   ===========

(7) SUBSEQUENT EVENT
   On November 9, 2006, MLIOC merged with and into MetLife Investors Insurance Company ("MLI"). Upon consummation of the merger, MLIOC's separate corporate existence ceased by operation of law, and MLI assumed legal ownership of all the assets of MLIOC, including the Separate Account and its assets. As a result of the merger, MLI also has become responsible for all of MLIOC's liabilities and obligations, including those created under Contracts initially issued by MLIOC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MLI, and each Owner thereof has become a contract holder of MLI.

                                                                    (Concluded)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS


MetLife Investors Variable Annuity Account Five sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table displays the financial information for each sub-account offered by the various products in the Separate Account in ranges of lowest to highest values:

                                                                                    Met Investors
                              -------------------------------------------------------------------------------
                                  Lord Abbett          Lord Abbett         Lord Abbett        Lord Abbett
                                  Growth and           Growth and             Bond               Bond
                                    Income               Income             Debenture          Debenture
                                   Portfolio           Portfolio B          Portfolio         Portfolio B
                              -------------------- -------------------- ------------------ ------------------
December 31, 2005
  Units                                  1,231,925            1,046,799            463,506          1,364,065
  Unit Fair Value, Lowest to
   Highest/1/                     $53.80 to $46.18     $52.55 to $47.57   $12.90 to $16.74   $18.12 to $16.76
  Net Assets (In Thousands)                $58,784              $51,086             $7,961            $23,433
  Investment Income Ratio to
   Net Assets/2/                             1.03%                0.84%              4.06%              4.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.75% to 2.35%     0.85% to 1.80%     0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                       2.80% to 1.83%       2.62% to 1.00%     0.95% to 0.00%   0.74% to (0.86%)
December 31, 2004
  Units                                  1,477,917            1,077,514            571,358          1,336,262
  Unit Fair Value, Lowest to
   Highest/1/                     $45.35 to $52.34     $51.21 to $47.10   $12.78 to $16.74   $17.98 to $16.91
  Net Assets (In Thousands)                $69,072              $51,454             $9,797            $22,863
  Investment Income Ratio to
   Net Assets/2/                             0.48%                0.36%              3.02%              3.05%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.75% to 2.35%     0.85% to 1.80%     0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                     11.97% to 10.90%     11.26% to 10.02%     7.51% to 6.49%     7.00% to 5.65%
December 31, 2003
  Units                                  1,473,075              924,447            722,054          1,264,841
  Unit Fair Value, Lowest to
   Highest/1/                     $12.36 to $43.37     $43.71 to $42.81   $11.88 to $16.21   $16.34 to $16.00
  Net Assets (In Thousands)                $61,997              $39,697            $11,588            $20,280
  Investment Income Ratio to
   Net Assets/2/                             0.97%                0.78%              1.71%              2.55%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.35%     0.85% to 1.40%     0.85% to 2.35%
  Total Return, Lowest to
   Highest/4/                     29.95% to 29.24%     29.63% to 23.90%   18.51% to 17.86%    18.15% to 8.88%
December 31, 2002
  Units                                  1,206,060              450,427            747,689            430,647
  Unit Fair Value, Lowest to
   Highest/1/                      $9.51 to $33.56     $33.02 to $33.72   $10.03 to $13.76   $13.54 to $13.83
  Net Assets (In Thousands)                $39,226              $15,041            $10,183             $5,894
  Investment Income Ratio to
   Net Assets/2/                             0.87%                1.54%              9.14%              5.78%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.25%     0.85% to 1.40%     0.85% to 2.25%
  Total Return, Lowest to
   Highest/4/                 (19.09%) to (18.64%) (19.94%) to (18.81%) (1.77%) to (1.23%) (2.79%) to (1.42%)
December 31, 2001
  Units                                  1,349,730              101,107            881,521             74,477
  Unit Fair Value, Lowest to
   Highest/1/                     $11.69 to $41.48     $41.18 to $41.54   $10.15 to $14.00   $13.91 to $14.03
  Net Assets (In Thousands)                $54,575               $4,186            $12,249             $1,042
  Investment Income Ratio to
   Net Assets/2/                             0.91%                0.21%              8.08%              2.03%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.25%     0.85% to 1.40%     0.85% to 2.25%
  Total Return, Lowest to
   Highest/4/                   (7.04%) to (6.52%)   (8.09%) to (6.79%)     2.34% to 2.90%     1.17% to 2.61%

                              ------------------------------------------
                                  Lord Abbett          Lord Abbett
                                    Growth               Growth
                                  Opportunity          Opportunity
                                   Portfolio           Portfolio B
                              -------------------- --------------------
December 31, 2005
  Units                                    150,720              278,359
  Unit Fair Value, Lowest to
   Highest/1/                     $10.45 to $10.19      $10.38 to $9.82
  Net Assets (In Thousands)                 $1,536               $2,831
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                       3.83% to 3.26%       3.80% to 2.62%
December 31, 2004
  Units                                    175,877              229,513
  Unit Fair Value, Lowest to
   Highest/1/                      $10.07 to $9.87      $10.00 to $9.57
  Net Assets (In Thousands)                 $1,737               $2,255
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                     11.80% to 11.19%     11.52% to 10.67%
December 31, 2003
  Units                                    194,968              210,859
  Unit Fair Value, Lowest to
   Highest/1/                       $9.01 to $8.87       $8.93 to $8.70
  Net Assets (In Thousands)                 $1,731               $1,861
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     35.28% to 34.54%     34.56% to 33.29%
December 31, 2002
  Units                                     14,456              115,356
  Unit Fair Value, Lowest to
   Highest/1/                       $6.60 to $6.66       $6.53 to $6.63
  Net Assets (In Thousands)                    $96                 $760
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (25.30%) to (24.89%) (25.76%) to (25.05%)
December 31, 2001
  Units                                     11,830               34,744
  Unit Fair Value, Lowest to
   Highest/1/                       $8.83 to $8.86       $8.79 to $8.85
  Net Assets (In Thousands)                   $104                 $307
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   (8.40%) to (8.07%)       4.99% to 5.78%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          Met Investors
                                      -------------------------------------------------------------------------------
                                          Lord Abbett          Lord Abbett        Lord Abbett        Lord Abbett
                                            Mid-Cap              Mid-Cap           America's         Developing
                                             Value                Value              Value             Growth
                                           Portfolio           Portfolio B        Portfolio B         Portfolio
                                      -------------------- -------------------- ---------------- --------------------
December 31, 2005
  Units                                            276,077              706,363          433,986
  Unit Fair Value, Lowest to
   Highest/1/                             $24.99 to $24.65     $26.45 to $24.02 $14.52 to $14.08
  Net Assets (In Thousands)                         $7,027              $17,930           $6,253
  Investment Income Ratio to Net
   Assets/2/                                         0.55%                0.49%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%       0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/        7.36% to 6.35%       7.24% to 6.02%   3.17% to 2.00%

December 31, 2004
  Units                                            312,762              573,559          217,354
  Unit Fair Value, Lowest to
   Highest/1/                             $23.28 to $23.17     $24.66 to $22.66 $14.07 to $13.81
  Net Assets (In Thousands)                         $7,458              $13,631           $3,041
  Investment Income Ratio to Net
   Assets/2/                                         0.54%                0.46%            3.63%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%       0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/      23.77% to 22.59%     17.01% to 16.12% 13.50% to 15.51%

December 31, 2003
  Units                                            264,080              414,631           44,618
  Unit Fair Value, Lowest to
   Highest/1/                             $18.81 to $19.45     $19.60 to $19.11 $12.04 to $11.96
  Net Assets (In Thousands)                         $5,128               $8,021             $536
  Investment Income Ratio to Net
   Assets/2/                                         0.69%                0.74%            4.98%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%   0.85% to 1.80%
  Total Return, Lowest to Highest/4/      25.09% to 24.41%     24.81% to 23.63% 20.37% to 19.61%

December 31, 2002
  Units                                            280,337              249,099                               176,243
  Unit Fair Value, Lowest to
   Highest/1/                             $15.03 to $15.63     $15.46 to $15.71                        $4.97 to $7.44
  Net Assets (In Thousands)                         $4,375               $3,882                                $1,298
  Investment Income Ratio to Net
   Assets/2/                                         0.48%                0.68%                                 0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%                        0.85% to 1.40%
  Total Return, Lowest to Highest/4/  (10.57%) to (10.08%) (11.20%) to (10.35%)                  (29.98%) to (29.59%)

December 31, 2001
  Units                                            241,389               71,645                               218,271
  Unit Fair Value, Lowest to
   Highest/1/                             $16.72 to $17.48     $17.41 to $17.52                       $7.05 to $10.63
  Net Assets (In Thousands)                         $4,212               $1,251                                $2,309
  Investment Income Ratio to Net
   Assets/2/                                         0.48%                0.11%                                 0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%                        0.85% to 1.40%
  Total Return, Lowest to Highest/4/        6.58% to 7.17%       5.98% to 6.99%                    (8.14%) to (7.63%)

                                      --------------------------------------
                                          Lord Abbett         JP Morgan
                                          Developing           Quality
                                            Growth              Bond
                                          Portfolio B         Portfolio
                                      -------------------- ----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                             455,059
  Unit Fair Value, Lowest to
   Highest/1/                                              $13.01 to $14.78
  Net Assets (In Thousands)                                          $6,710
  Investment Income Ratio to Net
   Assets/2/                                                          3.56%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                          0.85% to 1.40%
  Total Return, Lowest to Highest/4/                         3.11% to 2.55%

December 31, 2002
  Units                                             43,484          564,014
  Unit Fair Value, Lowest to
   Highest/1/                               $7.36 to $7.48 $12.62 to $14.41
  Net Assets (In Thousands)                           $323           $8,115
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            4.72%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/  (30.40%) to (29.74%)   7.44% to 8.03%

December 31, 2001
  Units                                             11,841          606,269
  Unit Fair Value, Lowest to
   Highest/1/                             $10.58 to $10.64 $11.68 to $13.41
  Net Assets (In Thousands)                           $126           $8,129
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            4.73%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/    (8.74%) to (7.87%)   5.56% to 6.17%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                    Met Investors
                              -------------------------------------------------------------------------------

                                 JP Morgan          JP Morgan            JP Morgan            JP Morgan
                                  Quality             Select               Select             Enhanced
                              Bond Portfolio B   Equity Portfolio    Equity Portfolio B    Index Portfolio
                              ---------------- -------------------- -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                330,145              728,149               40,804
  Unit Fair Value, Lowest to
   Highest/1/                 $14.90 to $14.52      $9.03 to $15.21     $15.32 to $14.94
  Net Assets (In Thousands)             $4,846              $11,032                 $618
  Investment Income Ratio to
   Net Assets/2/                         4.93%                0.60%                0.43%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   2.88% to 1.91%     32.37% to 31.64%     32.07% to 30.83%

December 31, 2002
  Units                                196,386              838,784               43,054            1,124,941
  Unit Fair Value, Lowest to
   Highest/1/                 $14.25 to $14.48      $6.82 to $11.55     $11.42 to $11.60      $6.15 to $12.71
  Net Assets (In Thousands)             $2,818               $9,658                 $496              $14,199
  Investment Income Ratio to
   Net Assets/2/                         7.86%                0.57%                0.70%                0.84%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                   6.66% to 7.67% (26.68%) to (26.28%) (27.15%) to (26.46%) (26.00%) to (25.59%)

December 31, 2001
  Units                                 41,011            1,080,409               30,247            1,484,963
  Unit Fair Value, Lowest to
   Highest/1/                 $13.36 to $13.45      $9.25 to $15.75     $15.67 to $15.77      $8.27 to $17.18
  Net Assets (In Thousands)               $550              $16,948                 $476              $25,355
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of               0.99%                0.48%                0.17%                0.82%
  Average Net Assets, Lowest
   to Highest/3/                0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                   4.92% to 5.93%   (7.33%) to (6.82%)   (8.01%) to (7.13%) (12.65%) to (12.16%)

                              ------------------------------------------

                                   JP Morgan            JP Morgan
                                   Enhanced           International
                               Index Portfolio B     Equity Portfolio
                              -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2002
  Units                                     28,934              546,459
  Unit Fair Value, Lowest to
   Highest/1/                     $12.57 to $12.77       $5.30 to $8.69
  Net Assets (In Thousands)                   $367               $4,720
  Investment Income Ratio to
   Net Assets/2/                             1.27%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                 (26.46%) to (25.75%) (17.52%) to (17.07%)

December 31, 2001
  Units                                     13,343              764,580
  Unit Fair Value, Lowest to
   Highest/1/                     $17.09 to $17.20      $6.39 to $10.54
  Net Assets (In Thousands)                   $229               $8,016
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of                   0.29%                1.30%
  Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                 (13.23%) to (12.40%) (21.44%) to (21.01%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Met Investors
                                  -----------------------------------------------------------------------------------
                                       JP Morgan                                Met/Putnam           Met/Putnam
                                     International         Met/Putnam             Capital              Capital
                                        Equity              Research           Opportunities        Opportunities
                                      Portfolio B          Portfolio B           Portfolio           Portfolio B
                                  -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                                                                  255,463               30,510
  Unit Fair Value, Lowest to
   Highest/1/                                                                    $8.42 to $17.91     $16.94 to $15.16
  Net Assets (In Thousands)                                                               $4,523                 $543
  Investment Income Ratio to Net
   Assets/2/                                                                               0.27%                0.16%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                                                  0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                     9.15% to 8.56%       8.97% to 7.73%

December 31, 2004
  Units                                                                                  328,339               28,309
  Unit Fair Value, Lowest to
   Highest/1/                                                                    $7.71 to $16.50     $14.07 to $15.54
  Net Assets (In Thousands)                                                               $5,369                 $465
  Investment Income Ratio to Net
   Assets/2/                                                                               0.00%                0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                                                  0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                   17.53% to 16.89%      28.28% to 6.29%

December 31, 2003
  Units                                                             313,112              410,336               28,266
  Unit Fair Value, Lowest to
   Highest/1/                                                $7.73 to $7.67      $6.56 to $14.12     $14.22 to $13.87
  Net Assets (In Thousands)                                          $2,398               $5,750                 $397
  Investment Income Ratio to Net
   Assets/2/                                                          0.00%                0.00%                0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                             1.30% to 2.35%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                                              20.26% to 19.42%     27.64% to 26.94%     27.19% to 25.99%

December 31, 2002
  Units                                          6,305              104,003              471,470               27,938
  Unit Fair Value, Lowest to
   Highest/1/                           $8.59 to $8.73       $6.22 to $6.30      $5.14 to $11.12     $11.01 to $11.18
  Net Assets (In Thousands)                        $55                 $651               $5,210                 $310
  Investment Income Ratio to Net
   Assets/2/                                     0.00%                0.70%                0.08%                0.09%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%       1.40% to 2.25%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (18.00%) to (17.22%) (22.58%) to (21.91%) (22.15%) to (21.72%) (22.60%) to (21.86%)

December 31, 2001
  Units                                          2,001               17,867              585,745                6,700
  Unit Fair Value, Lowest to
   Highest/1/                         $10.48 to $10.55       $8.03 to $8.07      $6.57 to $14.28     $14.22 to $14.31
  Net Assets (In Thousands)                        $21                 $142               $8,324                  $96
  Investment Income Ratio to Net
   Assets/2/                                     0.41%                0.72%                0.17%                0.03%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%       1.40% to 2.25%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (22.00%) to (21.25%)   (3.99%) to (3.35%)   (9.73%) to (9.23%)  (10.27%) to (9.41%)

                                  ----------------------------------
                                  Oppenheimer      Oppenheimer
                                    Capital          Capital
                                  Appreciation     Appreciation
                                   Portfolio       Portfolio B
                                  ------------ --------------------
December 31, 2005
  Units                             190,414               1,662,013
  Unit Fair Value, Lowest to
   Highest/1/                        $10.60          $8.91 to $8.41
  Net Assets (In Thousands)          $2,018                 $14,175
  Investment Income Ratio to Net
   Assets/2/                          0.08%                   0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                      1.40%          0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                         3.54%          3.93% to 2.29%

December 31, 2004
  Units                              89,775               2,151,767
  Unit Fair Value, Lowest to
   Highest/1/                        $10.24          $8.37 to $8.22
  Net Assets (In Thousands)            $919                 $17,810
  Investment Income Ratio to Net
   Assets/2/                          4.93%                   3.40%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                      1.40%          1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                         5.21%          6.26% to 3.93%

December 31, 2003
  Units                                                   1,646,831
  Unit Fair Value, Lowest to
   Highest/1/                                        $7.97 to $7.91
  Net Assets (In Thousands)                                 $13,019
  Investment Income Ratio to Net
   Assets/2/                                                  0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                                      21.75% to 20.90%

December 31, 2002
  Units                                                     422,075
  Unit Fair Value, Lowest to
   Highest/1/                                        $6.21 to $6.28
  Net Assets (In Thousands)                                  $2,639
  Investment Income Ratio to Net
   Assets/2/                                                  0.01%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                                  (26.41%) to (25.78%)

December 31, 2001
  Units                                                      20,951
  Unit Fair Value, Lowest to
   Highest/1/                                        $8.42 to $8.47
  Net Assets (In Thousands)                                    $177
  Investment Income Ratio to Net
   Assets/2/                                                  0.08%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                                    (3.49%) to (2.85%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Met Investors
                                         ------------------------------------------------------------------------------------
                                                                 PIMCO         Janus           Janus              PIMCO
                                               Money           Inflation     Aggressive     Aggressive            Total
                                              Market           Protected       Growth         Growth              Return
                                            Portfolio B     Bond Portfolio B Portfolio      Portfolio B       Bond Portfolio
                                         ------------------ ---------------- ---------- -------------------- ----------------
December 31, 2005
  Units                                                            1,139,393  167,265              1,546,320          377,259
  Unit Fair Value, Lowest to Highest/1/                     $11.25 to $10.93   $11.10         $8.06 to $7.84 $12.68 to $12.34
  Net Assets (In Thousands)                                          $12,668   $1,857                $12,324           $4,656
  Investment Income Ratio to Net
   Assets/2/                                                           0.00%    0.00%                  0.00%            0.05%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.30% to 2.35%    1.40%         1.30% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/                        0.08% to (0.96%)   12.27%       12.11% to 10.95%   1.60% to 1.04%

December 31, 2004
  Units                                             945,457        1,298,329  207,451              1,926,130          433,047
  Unit Fair Value, Lowest to Highest/1/     $10.20 to $9.79 $11.24 to $11.04    $9.89         $7.19 to $7.06 $12.48 to $12.21
  Net Assets (In Thousands)                          $9,317          $14,486   $2,052                $13,736           $5,291
  Investment Income Ratio to Net
   Assets/2/                                          0.66%            5.15%    0.00%                  0.00%            1.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.75% to 2.35%   1.30% to 2.35%    1.40%         1.30% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/       0.02% to (1.70%)   7.60% to 6.47%    7.30%         8.75% to 5.92%   4.36% to 3.78%

December 31, 2003
  Units                                             994,912          987,643                         813,652
  Unit Fair Value, Lowest to Highest/1/     $10.17 to $9.96 $10.44 to $10.37                  $6.72 to $6.67
  Net Assets (In Thousands)                          $9,901          $10,285                          $5,421
  Investment Income Ratio to Net
   Assets/2/                                          0.39%            0.77%                           0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.35%   1.30% to 2.35%                  1.30% to 2.35%
  Total Return, Lowest to Highest/4/     (0.42%) to (1.33%)   4.43% to 3.70%                22.00% to 21.15%

December 31, 2002
  Units                                             598,780                                          174,539
  Unit Fair Value, Lowest to Highest/1/    $10.00 to $10.21                                   $5.14 to $5.20
  Net Assets (In Thousands)                          $6,031                                             $903
  Investment Income Ratio to Net
   Assets/2/                                          0.87%                                            0.01%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.25%                                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/       (1.15%) to 0.24%                             (29.44%) to (28.84%)

December 31, 2001
  Units                                             111,815                                            5,742
  Unit Fair Value, Lowest to Highest/1/    $10.10 to $10.19                                   $7.27 to $7.31
  Net Assets (In Thousands)                          $1,132                                              $42
  Investment Income Ratio to Net
   Assets/2/                                          0.67%                                            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.25%                                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/         0.67% to 1.66%                              (10.51%) to (9.91%)

                                         -----------------
                                              PIMCO
                                              Total
                                              Return
                                         Bond Portfolio B
                                         ----------------
December 31, 2005
  Units                                         2,614,749
  Unit Fair Value, Lowest to Highest/1/  $12.59 to $11.89
  Net Assets (In Thousands)                       $31,651
  Investment Income Ratio to Net
   Assets/2/                                        0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%
  Total Return, Lowest to Highest/4/     1.49% to (0.12%)

December 31, 2004
  Units                                         2,693,428
  Unit Fair Value, Lowest to Highest/1/  $12.40 to $11.90
  Net Assets (In Thousands)                       $32,347
  Investment Income Ratio to Net
   Assets/2/                                        6.91%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%
  Total Return, Lowest to Highest/4/       4.10% to 2.54%

December 31, 2003
  Units                                         1,932,340
  Unit Fair Value, Lowest to Highest/1/  $11.69 to $11.61
  Net Assets (In Thousands)                       $22,410
  Investment Income Ratio to Net
   Assets/2/                                        1.64%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/     0.64% to (0.06%)

December 31, 2002
  Units                                           619,041
  Unit Fair Value, Lowest to Highest/1/  $11.22 to $11.36
  Net Assets (In Thousands)                        $6,997
  Investment Income Ratio to Net
   Assets/2/                                        0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.40% to 2.25%
  Total Return, Lowest to Highest/4/       6.86% to 7.77%

December 31, 2001
  Units                                             7,235
  Unit Fair Value, Lowest to Highest/1/  $10.48 to $10.54
  Net Assets (In Thousands)                           $76
  Investment Income Ratio to Net
   Assets/2/                                        1.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.40% to 2.25%
  Total Return, Lowest to Highest/4/       3.18% to 3.87%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                   Met Investors
                               ------------------------------------------------------------------------------------------------
                                       RCM              T. Rowe            T. Rowe              MFS                MFS
                                     Global              Price              Price            Research           Research
                                   Technology           Mid-Cap            Mid-Cap         International      International
                                   Portfolio B      Growth Portfolio  Growth Portfolio B     Portfolio         Portfolio B
                               -------------------- ---------------- -------------------- ---------------- --------------------
December 31, 2005
  Units                                     219,715          270,568            1,537,676          338,829            1,266,878
  Unit Fair Value, Lowest to
   Highest/1/                        $4.76 to $4.63   $8.15 to $7.99       $8.30 to $7.84 $18.32 to $12.72     $13.26 to $12.53
  Net Assets (In Thousands)                  $1,031           $2,190              $12,242           $6,083              $16,162
  Investment Income Ratio to
   Net Assets/2/                              0.00%            0.00%                0.00%            0.56%                0.40%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   1.40% to 1.80%       0.75% to 2.35%   0.85% to 1.80%       0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                        9.59% to 8.44% 13.28% to 12.83%     13.77% to 11.97% 15.78% to 14.69%     15.55% to 13.73%

December 31, 2004
  Units                                     327,752          328,760            1,539,977          351,741            1,059,008
  Unit Fair Value, Lowest to
   Highest/1/                        $4.35 to $4.27   $7.19 to $7.08       $7.22 to $7.00 $15.82 to $11.09     $11.48 to $11.01
  Net Assets (In Thousands)                  $1,409           $2,353              $10,866           $5,482              $11,761
  Investment Income Ratio to
   Net Assets/2/                              0.08%            0.00%                0.00%            0.22%                0.27%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   1.40% to 1.80%       0.85% to 2.35%   0.85% to 1.80%       0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                    (5.55%) to (6.54%) 16.51% to 16.04%     16.82% to 15.08% 18.71% to 17.58%     15.31% to 16.78%

December 31, 2003
  Units                                     207,465                -            1,363,312          368,393              461,284
  Unit Fair Value, Lowest to
   Highest/1/                        $4.60 to $4.57         $- to $-       $6.18 to $6.09 $13.33 to $13.28       $9.58 to $9.43
  Net Assets (In Thousands)                    $947               $-               $8,294           $4,892               $4,345
  Investment Income Ratio to
   Net Assets/2/                              0.00%            0.00%                0.00%            0.80%                0.90%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   0.00% to 0.00%       0.85% to 2.35%   0.85% to 1.40%       0.85% to 2.35%
  Total Return, Lowest to
   Highest/4/                      39.26% to 38.29%   0.00% to 0.00%     35.48% to 27.90% 33.30% to 32.80%     30.93% to 28.59%

December 31, 2002
  Units                                      86,859                               274,466                               193,659
  Unit Fair Value, Lowest to
   Highest/1/                        $2.92 to $2.96                        $4.49 to $4.56                        $7.20 to $7.32
  Net Assets (In Thousands)                    $256                                $1,240                                $1,404
  Investment Income Ratio to
   Net Assets/2/                              0.00%                                 0.00%                                 0.26%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%                        0.85% to 2.25%                        1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (51.83%) to (51.42%)                  (45.29%) to (44.51%)                  (13.77%) to (12.55%)

December 31, 2001
  Units                                      14,393                                 7,936                                11,316
  Unit Fair Value, Lowest to
   Highest/1/                        $6.06 to $6.09                        $8.19 to $8.24                        $8.34 to $8.38
  Net Assets (In Thousands)                     $87                                   $65                                   $95
  Investment Income Ratio to
   Net Assets/2/                              0.00%                                 0.00%                                 0.22%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%                        1.40% to 2.25%                        1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (17.00%) to (16.44%)                    (1.66%) to (1.00%)                    (6.32%) to (5.69%)

                               ---------------------
                                       AIM
                                    Small-Cap
                                     Growth
                                   Portfolio B
                               --------------------
December 31, 2005
  Units                                     789,854
  Unit Fair Value, Lowest to
   Highest/1/                      $13.04 to $12.68
  Net Assets (In Thousands)                 $10,183
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                        6.87% to 5.76%

December 31, 2004
  Units                                     571,265
  Unit Fair Value, Lowest to
   Highest/1/                      $12.20 to $11.99
  Net Assets (In Thousands)                  $6,898
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                        5.05% to 3.95%

December 31, 2003
  Units                                     486,382
  Unit Fair Value, Lowest to
   Highest/1/                      $11.61 to $11.53
  Net Assets (In Thousands)                  $5,609
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                      33.33% to 32.40%

December 31, 2002
  Units                                     163,481
  Unit Fair Value, Lowest to
   Highest/1/                        $8.38 to $8.47
  Net Assets (In Thousands)                  $1,380
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (29.12%) to (28.51%)

December 31, 2001
  Units                                       4,324
  Unit Fair Value, Lowest to
   Highest/1/                      $11.83 to $11.85
  Net Assets (In Thousands)                     $51
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                      18.30% to 18.52%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                        Met Investors
                                            --------------------------------------------------------------------
                                                                       Harris          Met/AIM       Third
                                                  Lazard               Oakmark        Small-Cap     Avenue
                                                  Mid-Cap           International      Growth      Small-Cap
                                                Portfolio B          Portfolio B      Portfolio Value Portfolio
                                            -------------------- -------------------- --------- ----------------
December 31, 2005
  Units                                                  252,387              694,932  40,203             24,670
  Unit Fair Value, Lowest to Highest/1/         $14.50 to $14.10     $15.78 to $15.34   $7.46   $16.49 to $16.13
  Net Assets (In Thousands)                               $3,607              $10,792    $300               $445
  Investment Income Ratio to Net Assets/2/                 0.06%                0.00%   0.00%              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%   1.40%     1.30% to 1.90%
  Total Return, Lowest to Highest/4/              6.67% to 5.56%     12.77% to 11.59%  14.07%   18.70% to 18.23%

December 31, 2004
  Units                                                  311,710              750,426
  Unit Fair Value, Lowest to Highest/1/         $13.59 to $13.35     $13.99 to $13.75
  Net Assets (In Thousands)                               $4,192              $10,393
  Investment Income Ratio to Net Assets/2/                 0.00%                0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%
  Total Return, Lowest to Highest/4/            12.92% to 11.74%     18.96% to 17.72%

December 31, 2003
  Units                                                  361,906              556,151
  Unit Fair Value, Lowest to Highest/1/         $12.03 to $11.95     $11.76 to $11.68
  Net Assets (In Thousands)                               $4,326               $6,500
  Investment Income Ratio to Net Assets/2/                 1.45%                1.67%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%
  Total Return, Lowest to Highest/4/            23.70% to 22.83%     34.41% to 33.47%

December 31, 2002
  Units                                                   82,588               67,294
  Unit Fair Value, Lowest to Highest/1/           $9.57 to $9.67       $8.74 to $8.83
  Net Assets (In Thousands)                                 $796                 $592
  Investment Income Ratio to Net Assets/2/                 0.02%                0.25%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%       1.40% to 2.25%
  Total Return, Lowest to Highest/4/        (12.80%) to (12.06%) (19.92%) to (19.23%)

December 31, 2001
  Units                                                    3,175                1,652
  Unit Fair Value, Lowest to Highest/1/         $10.97 to $10.99     $10.91 to $10.94
  Net Assets (In Thousands)                                  $35                  $18
  Investment Income Ratio to Net Assets/2/                 0.00%                0.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%       1.40% to 2.25%
  Total Return, Lowest to Highest/4/              9.70% to 9.91%       9.15% to 9.36%

                                            ---------------------------------
                                                   Third          Neuberger
                                                  Avenue           Berman
                                                 Small-Cap       Real Estate
                                             Value Portfolio B    Portfolio
                                            -------------------- -----------
December 31, 2005
  Units                                                  571,711   39,242
  Unit Fair Value, Lowest to Highest/1/         $16.35 to $15.90   $20.93
  Net Assets (In Thousands)                               $9,232     $821
  Investment Income Ratio to Net Assets/2/                 0.00%    0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%    1.40%
  Total Return, Lowest to Highest/4/            13.99% to 12.80%   15.05%

December 31, 2004
  Units                                                  647,400
  Unit Fair Value, Lowest to Highest/1/         $14.35 to $14.10
  Net Assets (In Thousands)                               $9,209
  Investment Income Ratio to Net Assets/2/                 1.29%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%
  Total Return, Lowest to Highest/4/            24.87% to 23.56%

December 31, 2003
  Units                                                  653,846
  Unit Fair Value, Lowest to Highest/1/         $11.49 to $11.41
  Net Assets (In Thousands)                               $7,472
  Investment Income Ratio to Net Assets/2/                 0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%
  Total Return, Lowest to Highest/4/            35.61% to 34.67%

December 31, 2002
  Units                                                   82,338
  Unit Fair Value, Lowest to Highest/1/           $8.19 to $8.23
  Net Assets (In Thousands)                                 $676
  Investment Income Ratio to Net Assets/2/                 0.38%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/        (18.14%) to (17.68%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Met Investors
                                         ------------------------------------------------------------------------------------
                                            Neuberger         Turner        Goldman Sachs      Defensive         Moderate
                                             Berman           Mid-Cap          Mid-Cap         Strategy          Strategy
                                           Real Estate        Growth            Value           Fund of          Fund of
                                           Portfolio B      Portfolio B      Portfolio B        Fund B            Fund B
                                         ---------------- ---------------- ---------------- ---------------- ----------------
December 31, 2005
  Units                                           548,137           86,600          173,267          448,336        2,689,712
  Unit Fair Value, Lowest to Highest/1/  $14.49 to $14.11 $12.34 to $12.01 $13.43 to $13.08 $10.43 to $10.30 $10.69 to $10.56
  Net Assets (In Thousands)                        $7,837           $1,052           $2,291           $4,652          $28,627
  Investment Income Ratio to Net
   Assets/2/                                        0.00%            0.00%            0.67%            0.87%            1.31%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%   0.75% to 2.35%   0.75% to 2.35%   1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/     12.44% to 10.66%  10.53% to 8.78%  11.70% to 9.93%   3.13% to 2.06%   4.45% to 3.36%

December 31, 2004
  Units                                           209,815          134,802          175,141          273,188          764,679
  Unit Fair Value, Lowest to Highest/1/  $12.89 to $12.75 $11.16 to $11.04 $12.02 to $11.90 $10.11 to $10.10 $10.23 to $10.22
  Net Assets (In Thousands)                        $2,687           $1,495           $2,093           $2,761           $7,820
  Investment Income Ratio to Net
   Assets/2/                                        5.95%            0.00%            1.51%            9.60%            7.04%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%   0.75% to 2.35%   0.75% to 2.35%   1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/     28.90% to 27.55% 11.64% to 10.47% 20.24% to 18.98%   1.13% to 1.59%   2.33% to 2.08%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         -----------------
                                             Balanced
                                             Strategy
                                             Fund of
                                              Fund B
                                         ----------------
December 31, 2005
  Units                                         7,822,973
  Unit Fair Value, Lowest to Highest/1/  $10.99 to $10.86
  Net Assets (In Thousands)                       $85,584
  Investment Income Ratio to Net
   Assets/2/                                        1.36%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/       5.74% to 4.64%

December 31, 2004
  Units                                         3,117,330
  Unit Fair Value, Lowest to Highest/1/  $10.40 to $10.38
  Net Assets (In Thousands)                       $32,389
  Investment Income Ratio to Net
   Assets/2/                                        4.94%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/       3.97% to 2.97%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Met Investors
                                         ------------------------------------------------------------------------------------
                                              Growth         Aggressive          Van           Cyclical         Cyclical
                                             Strategy         Strategy         Kampen           Growth         Growth and
                                             Fund of          Fund of         Comstock            ETF          Income ETF
                                              Fund B           Fund B        Portfolio B      Portfolio B      Portfolio B
                                         ---------------- ---------------- ---------------- ---------------- ----------------
December 31, 2005
  Units                                         6,681,818          665,696          303,632            3,990            6,658
  Unit Fair Value, Lowest to Highest/1/  $11.43 to $11.29 $11.65 to $11.51 $10.52 to $10.41 $10.17 to $10.16 $10.13 to $10.12
  Net Assets (In Thousands)                       $75,989           $7,713           $3,184              $41              $67
  Investment Income Ratio to Net
   Assets/2/                                        1.19%            0.85%            3.03%            0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.30% to 2.35%   1.30% to 2.35%   0.75% to 2.35%   1.30% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/       7.72% to 6.60%   8.96% to 7.82%   5.22% to 4.11%   1.71% to 1.56%   1.33% to 1.17%

December 31, 2004
  Units                                         3,436,681          442,136
  Unit Fair Value, Lowest to Highest/1/  $10.61 to $10.59 $10.69 to $10.68
  Net Assets (In Thousands)                       $36,432           $4,724
  Investment Income Ratio to Net
   Assets/2/                                        3.23%            1.18%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/       6.08% to 3.45%   6.93% to 3.67%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         -------------------
                                            Legg Mason
                                               Value
                                              Equity
                                            Portfolio B
                                         ------------------
December 31, 2005
  Units                                                   -
  Unit Fair Value, Lowest to Highest/1/    $10.63 to $10.61
  Net Assets (In Thousands)                              $-
  Investment Income Ratio to Net
   Assets/2/                                          0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.30% to 2.35%
  Total Return, Lowest to Highest/4/     (1.34%) to (1.37%)

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                         GACC                                         Russell
                                            ------------------------------- --------------------------------------------
                                                 Money        Multi-Style     Aggressive
                                                 Market         Equity          Equity        Non-U.S.      Core Bond
                                                  Fund           Fund            Fund           Fund          Fund
                                            ---------------- -------------- -------------- -------------- --------------
December 31, 2005
  Units                                                             277,883         43,722        113,408        169,522
  Unit Fair Value, Lowest to Highest/1/                              $11.88         $13.40         $14.29         $13.96
  Net Assets (In Thousands)                                          $3,300           $586         $1,620         $2,367
  Investment Income Ratio to Net Assets/2/                            1.09%          0.16%          1.60%          3.49%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                       1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/                                  5.78%          4.89%         12.11%          0.60%

December 31, 2004
  Units                                                             337,256         64,676        145,232        199,538
  Unit Fair Value, Lowest to Highest/1/                              $11.23         $12.78         $12.74         $13.88
  Net Assets (In Thousands)                                          $3,786           $826         $1,851         $2,769
  Investment Income Ratio to Net Assets/2/                            0.76%          0.16%          1.80%          3.45%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                       1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/                                  8.28%         13.13%         16.65%          3.21%

December 31, 2003
  Units                                                             404,799         83,897        192,864        268,670
  Unit Fair Value, Lowest to Highest/1/                              $10.37         $11.29         $10.92         $13.45
  Net Assets (In Thousands)                                          $4,185           $945         $2,100         $3,598
  Investment Income Ratio to Net Assets/2/                            0.74%          0.10%          2.68%          3.57%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                              1.40% to 1.40% 1.40% to 1.40% 1.40% to 1.40% 1.40% to 1.40%
  Total Return, Lowest to Highest/4/                                 27.07%         43.58%         36.86%          4.68%

December 31, 2002
  Units                                              270,289        425,735         91,516        206,107        278,477
  Unit Fair Value, Lowest to Highest/1/     $10.93 to $12.44          $8.16          $7.87          $7.98         $12.85
  Net Assets (In Thousands)                           $3,339         $3,468           $719         $1,642         $3,568
  Investment Income Ratio to Net Assets/2/             2.92%          0.60%          0.00%          1.51%          2.92%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.40%          1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/          0.23% to 0.78%       (24.26%)       (20.18%)       (16.33%)          7.33%

December 31, 2001
  Units                                              312,440        449,009         97,584        221,826        315,747
  Unit Fair Value, Lowest to Highest/1/     $10.85 to $12.41         $10.77          $9.86          $9.54         $11.97
  Net Assets (In Thousands)                           $3,878         $4,829           $960         $2,112         $3,770
  Investment Income Ratio to Net Assets/2/             0.00%          0.46%          0.11%          0.63%          5.96%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.40%          1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/          2.59% to 3.20%       (15.41%)        (3.73%)       (23.12%)          5.91%

                                            ---------------
                                             Real Estate
                                             Securities
                                                Fund
                                            --------------
December 31, 2005
  Units                                             13,869
  Unit Fair Value, Lowest to Highest/1/             $25.72
  Net Assets (In Thousands)                           $357
  Investment Income Ratio to Net Assets/2/           2.01%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                11.39%

December 31, 2004
  Units                                             18,880
  Unit Fair Value, Lowest to Highest/1/             $23.09
  Net Assets (In Thousands)                           $436
  Investment Income Ratio to Net Assets/2/           2.60%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                33.01%

December 31, 2003
  Units                                             23,129
  Unit Fair Value, Lowest to Highest/1/             $17.36
  Net Assets (In Thousands)                           $399
  Investment Income Ratio to Net Assets/2/           5.18%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/             1.40% to 1.40%
  Total Return, Lowest to Highest/4/                35.30%

December 31, 2002
  Units                                             25,541
  Unit Fair Value, Lowest to Highest/1/             $12.83
  Net Assets (In Thousands)                           $327
  Investment Income Ratio to Net Assets/2/           5.11%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                 2.36%

December 31, 2001
  Units                                             29,148
  Unit Fair Value, Lowest to Highest/1/             $12.54
  Net Assets (In Thousands)                           $364
  Investment Income Ratio to Net Assets/2/           5.17%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                 6.33%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          AIM
                             -----------------------------------------------------------------------------------
                                   Capital              Capital           International        International
                                 Appreciation         Appreciation           Growth               Growth
                                     Fund                Fund B               Fund                Fund B
                             -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                   202,445                8,314               24,660               59,995
  Unit Fair Value, Lowest
   to Highest/1/                  $6.54 to $11.80     $22.78 to $21.11      $9.19 to $14.11     $21.15 to $19.61
  Net Assets (In Thousands)                $2,248                 $106                 $343               $1,004
  Investment Income Ratio
   to Net Assets/2/                         0.06%                0.00%                0.64%                1.02%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.30% to 1.90%       0.85% to 1.80%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                      7.92% to 6.90%       7.18% to 6.54%     16.93% to 15.83%     16.19% to 15.49%

December 31, 2004
  Units                                   235,067               10,413               28,358                8,038
  Unit Fair Value, Lowest
   to Highest/1/                  $6.06 to $11.03     $21.25 to $19.81      $7.86 to $12.18     $18.21 to $16.98
  Net Assets (In Thousands)                $2,456                 $116                 $340                  $98
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.57%                0.59%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.30% to 1.90%       0.85% to 1.80%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                      5.72% to 4.72%       4.96% to 4.33%     22.95% to 21.79%     18.13% to 17.66%

December 31, 2003
  Units                                   263,868               10,879               41,405                5,482
  Unit Fair Value, Lowest
   to Highest/1/                  $5.74 to $10.54     $10.61 to $10.50      $6.39 to $10.00      $10.06 to $9.95
  Net Assets (In Thousands)                $2,638                 $115                 $409                  $55
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.51%                0.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.40% to 1.80%       0.85% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                    28.42% to 27.21%     27.39% to 26.88%     27.97% to 26.76%     26.81% to 26.31%

December 31, 2002
  Units                                   304,127                2,472               49,469                1,735
  Unit Fair Value, Lowest
   to Highest/1/                   $4.47 to $8.40       $8.27 to $8.33       $5.00 to $8.00       $7.87 to $7.93
  Net Assets (In Thousands)                $2,370                  $21                 $385                  $14
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.49%                0.94%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.40% to 1.80%       0.85% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                (25.71%) to (25.00%) (25.85%) to (25.55%) (17.18%) to (16.39%) (17.43%) to (17.10%)

December 31, 2001
  Units                                   349,426                                    68,447
  Unit Fair Value, Lowest
   to Highest/1/                  $5.96 to $11.21                            $5.98 to $9.58
  Net Assets (In Thousands)                $3,675                                      $628
  Investment Income Ratio
   to Net Assets/2/                         0.00%                                     0.33%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%                            0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (24.66%) to (23.93%)                      (24.91%) to (24.18%)

                             ------------------------------------------
                                   Premier              Premier
                                   Equity               Equity
                                    Fund                Fund B
                             -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest
   to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio
   to Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units                                     9,470
  Unit Fair Value, Lowest
   to Highest/1/                 $10.75 to $10.59
  Net Assets (In Thousands)                  $101
  Investment Income Ratio
   to Net Assets/2/                         0.03%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                      4.30% to 3.88%

December 31, 2003
  Units                                   397,987               58,086
  Unit Fair Value, Lowest
   to Highest/1/                  $6.17 to $10.20      $6.14 to $10.15
  Net Assets (In Thousands)                $3,869                 $395
  Investment Income Ratio
   to Net Assets/2/                         0.29%                0.28%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                    24.02% to 22.85%     23.77% to 22.60%

December 31, 2002
  Units                                   472,364               30,604
  Unit Fair Value, Lowest
   to Highest/1/                   $4.97 to $8.41       $4.96 to $8.39
  Net Assets (In Thousands)                $3,696                 $171
  Investment Income Ratio
   to Net Assets/2/                         0.30%                0.68%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (31.51%) to (30.85%) (31.70%) to (31.05%)

December 31, 2001
  Units                                   541,748
  Unit Fair Value, Lowest
   to Highest/1/                  $7.19 to $12.18
  Net Assets (In Thousands)                $6,311
  Investment Income Ratio
   to Net Assets/2/                         0.14%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (14.12%) to (13.31%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                         Alliance
                                            ------------------------------------------------------------------------------
                                             Premier        Premier         Bernstein     Bernstein         Bernstein
                                             Growth         Growth         Real Estate   Real Estate        Small-Cap
                                            Portfolio     Portfolio B       Portfolio     Portfolio        Portfolio B
                                            --------- -------------------- ----------- ---------------- ------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                      46,180             275,565
  Unit Fair Value, Lowest to Highest/1/                                      $18.99    $20.86 to $20.41
  Net Assets (In Thousands)                                                    $877              $5,199
  Investment Income Ratio to Net Assets/2/                                    2.14%               2.22%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                               1.40%      1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                         33.74%    33.53% to 36.66%

December 31, 2003
  Units                                      218,641               728,968   61,311             241,586             17,193
  Unit Fair Value, Lowest to Highest/1/       $10.68      $10.59 to $10.48   $14.20    $14.10 to $13.95   $14.23 to $14.08
  Net Assets (In Thousands)                   $2,336                $7,696     $871              $3,396               $244
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    2.65%               2.38%              0.51%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/          21.95%      21.65% to 21.17%   37.36%    37.09% to 36.55%   38.94% to 38.38%

December 31, 2002
  Units                                      251,537               365,675   74,299             121,702             10,480
  Unit Fair Value, Lowest to Highest/1/        $8.76        $8.65 to $8.71   $10.34    $10.21 to $10.28   $10.18 to $10.24
  Net Assets (In Thousands)                   $2,204                $3,176     $766              $1,248               $107
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    2.45%               2.46%              0.14%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (31.61%)  (32.08%) to (31.80%)    1.18%      0.48% to 0.89% (8.04%) to (7.68%)

December 31, 2001
  Units                                      283,937               106,580   81,215              46,011              2,010
  Unit Fair Value, Lowest to Highest/1/       $12.81      $12.73 to $12.77   $10.22    $10.16 to $10.19   $11.07 to $11.10
  Net Assets (In Thousands)                   $3,637                $1,358     $830                $468                $22
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    3.21%               0.33%              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (18.37%)  (18.88%) to (18.56%)    9.25%    12.37% to 12.68%   10.66% to 10.96%

                                            ---------------------
                                                 Bernstein
                                                   Value
                                                Portfolio B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    6,137
  Unit Fair Value, Lowest to Highest/1/         $10.85 to $10.73
  Net Assets (In Thousands)                                  $66
  Investment Income Ratio to Net Assets/2/                 0.74%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            26.68% to 26.17%

December 31, 2002
  Units                                                    5,322
  Unit Fair Value, Lowest to Highest/1/           $8.51 to $8.56
  Net Assets (In Thousands)                                  $45
  Investment Income Ratio to Net Assets/2/                 0.10%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (14.51%) to (14.16%)

December 31, 2001
  Units                                                       66
  Unit Fair Value, Lowest to Highest/1/           $9.95 to $9.98
  Net Assets (In Thousands)                                   $1
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/          (0.50%) to (0.24%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                    Liberty                                         Goldman Sachs
                              -------------------- --------------------------------------------------------------
                                    Newport              Growth            International           Internet
                                  Tiger Fund,              and                Equity              Tollkeeper
                                Variable Series        Income Fund             Fund                  Fund
                              -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                      6,585               22,500               23,216
  Unit Fair Value, Lowest to
   Highest/1/                     $12.04 to $11.91       $9.28 to $9.18     $10.48 to $10.37
  Net Assets (In Thousands)                    $79                 $209                 $243
  Investment Income Ratio to
   Net Assets/2/                             0.02%                1.33%                4.20%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     42.78% to 42.21%     22.63% to 22.14%     33.61% to 33.08%

December 31, 2002
  Units                                      6,888               23,127               24,711
  Unit Fair Value, Lowest to
   Highest/1/                       $8.37 to $8.43       $7.52 to $7.57       $7.79 to $7.84
  Net Assets (In Thousands)                    $58                 $175                 $194
  Investment Income Ratio to
   Net Assets/2/                             1.18%                1.29%                0.95%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (18.45%) to (18.12%) (12.92%) to (12.57%) (19.80%) to (19.47%)

December 31, 2001
  Units                                      7,325               35,421               33,620               21,869
  Unit Fair Value, Lowest to
   Highest/1/                     $10.27 to $10.30       $8.63 to $8.66       $9.71 to $9.74       $4.25 to $4.26
  Net Assets (In Thousands)                    $75                 $307                 $327                  $93
  Investment Income Ratio to
   Net Assets/2/                             0.80%                0.43%                1.43%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (19.95%) to (19.61%) (10.96%) to (10.60%) (23.66%) to (23.35%) (34.87%) to (34.59%)

                                                    Scudder II
                              -------------------------------------
                                   Global             Dreman
                                   Income          High Return
                                    Fund         Equity Portfolio
                              ---------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                                           -
  Unit Fair Value, Lowest to
   Highest/1/                                      $12.69 to $12.69
  Net Assets (In Thousands)                                      $-
  Investment Income Ratio to
   Net Assets/2/                                              3.73%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                              1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                                      30.09% to 30.09%

December 31, 2002
  Units                                                          10
  Unit Fair Value, Lowest to
   Highest/1/                                        $9.76 to $9.76
  Net Assets (In Thousands)                                     $98
  Investment Income Ratio to
   Net Assets/2/                                              0.92%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                              1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                                  (19.17%) to (19.17%)

December 31, 2001
  Units                                 10,532                   10
  Unit Fair Value, Lowest to
   Highest/1/                 $11.70 to $11.73     $12.07 to $12.07
  Net Assets (In Thousands)               $124                   $-
  Investment Income Ratio to
   Net Assets/2/                         5.65%                1.67%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                   2.93% to 3.34%       0.36% to 0.36%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                      Scudder II
                                            -------------------------------------------------------------- ---------------


                                              Small-Cap Growth     Dreman Small-Cap        Government       Bond  Research
                                                 Portfolio         Value Portfolio    Securities Portfolio Series  Series
                                            -------------------- -------------------- -------------------- ------ --------
December 31, 2005
  Units                                                   19,313                                  20,702
  Unit Fair Value, Lowest to Highest/1/           $9.53 to $9.35                        $13.61 to $13.36
  Net Assets (In Thousands)                                 $184                                    $282
  Investment Income Ratio to Net Assets/2/                 0.00%                                   4.49%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%                          1.40% to 1.80%
  Total Return, Lowest to Highest/4/              5.59% to 5.17%                          1.15% to 0.75%

December 31, 2004
  Units                                                   22,123               26,921             30,818
  Unit Fair Value, Lowest to Highest/1/           $9.02 to $8.89     $16.10 to $15.86   $13.46 to $13.26
  Net Assets (In Thousands)                                 $200                 $432               $415
  Investment Income Ratio to Net Assets/2/                 0.00%                0.89%              3.75%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/              9.48% to 9.04%     24.27% to 23.77%     2.31% to 1.90%

December 31, 2003
  Units                                                   24,288               30,583             56,381        -   67,950
  Unit Fair Value, Lowest to Highest/1/           $8.24 to $8.15     $12.95 to $12.81   $13.15 to $13.01   $13.88    $9.93
  Net Assets (In Thousands)                                 $200                 $396               $719       $-     $675
  Investment Income Ratio to Net Assets/2/                 0.00%                1.18%              2.77%    9.79%    0.67%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/            31.10% to 30.57%     40.06% to 39.50%     0.84% to 0.43%    7.82%   22.97%

December 31, 2002
  Units                                                   25,164               39,894             73,057       10   75,386
  Unit Fair Value, Lowest to Highest/1/           $6.24 to $6.29       $9.19 to $9.25   $12.96 to $13.04   $12.87    $8.08
  Net Assets (In Thousands)                                 $158                 $369               $934     $129     $609
  Investment Income Ratio to Net Assets/2/                 0.00%                0.38%              3.59%    5.69%    0.28%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/        (34.65%) to (34.39%) (12.93%) to (12.58%)     6.12% to 6.55%    7.41% (25.59%)

December 31, 2001
  Units                                                   20,776               33,649             79,079       10   93,736
  Unit Fair Value, Lowest to Highest/1/           $9.55 to $9.58     $10.55 to $10.58   $12.21 to $12.24   $11.98   $10.85
  Net Assets (In Thousands)                                 $199                 $356               $968       $-   $1,017
  Investment Income Ratio to Net Assets/2/                 0.00%                0.00%              1.97%    6.02%    0.02%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/        (30.08%) to (29.78%)     15.57% to 16.04%     5.57% to 6.00%    7.26% (22.35%)

                                             MFS
                                            ---------------------



                                             Research Series B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    4,306
  Unit Fair Value, Lowest to Highest/1/           $9.87 to $9.76
  Net Assets (In Thousands)                                  $42
  Investment Income Ratio to Net Assets/2/                 0.42%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            22.64% to 22.15%

December 31, 2002
  Units                                                    4,142
  Unit Fair Value, Lowest to Highest/1/           $7.99 to $8.05
  Net Assets (In Thousands)                                  $33
  Investment Income Ratio to Net Assets/2/                 0.10%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (26.07%) to (25.77%)

December 31, 2001
  Units                                                    1,559
  Unit Fair Value, Lowest to Highest/1/         $10.81 to $10.84
  Net Assets (In Thousands)                                  $17
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (22.80%) to (22.49%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                                MFS
                                                          ---------------------------------------------------------------

                                                          Emerging       Emerging        High        High       Strategic
                                                           Growth         Growth        Income      Income       Income
                                                           Series        Series B       Series     Series B      Series
                                                          -------- -------------------- ------ ---------------- ---------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                                 26,879          356,714
  Unit Fair Value, Lowest to Highest/1/                                                 $12.14 $15.65 to $14.79
  Net Assets (In Thousands)                                                               $326           $4,347
  Investment Income Ratio to Net Assets/2/                                               5.22%            4.42%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                            1.40%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                     7.63%   7.41% to 6.77%

December 31, 2003
  Units                                                     52,066                2,825 42,595          285,787  12,191
  Unit Fair Value, Lowest to Highest/1/                     $10.07      $10.00 to $9.89 $11.28 $11.17 to $11.05  $12.75
  Net Assets (In Thousands)                                   $524                  $28   $481           $3,181    $155
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  3.99%            3.34%   3.89%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                        28.42%     28.13% to 27.62% 16.32% 16.06% to 15.60%   8.85%

December 31, 2002
  Units                                                     67,529                  740 42,215          123,968   6,974
  Unit Fair Value, Lowest to Highest/1/                      $7.84       $7.75 to $7.81  $9.70   $9.56 to $9.63  $11.71
  Net Assets (In Thousands)                                   $529                   $6   $409           $1,191     $82
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  6.79%            5.23%   0.94%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                      (34.68%) (35.04%) to (34.78%)  1.14%   0.50% to 0.90%   6.90%

December 31, 2001
  Units                                                     88,547                  356 35,874           26,086   1,378
  Unit Fair Value, Lowest to Highest/1/                     $12.00     $11.93 to $11.97  $9.59   $9.51 to $9.54  $10.95
  Net Assets (In Thousands)                                 $1,063                   $4   $344             $248     $15
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  8.00%            0.03%   3.76%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                      (34.42%) (34.81%) to (34.55%)  0.65%  -0.20% to 0.20%   3.29%

                                                          -----------------

                                                             Strategic
                                                              Income
                                                             Series B
                                                          ----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                             53,316
  Unit Fair Value, Lowest to Highest/1/                   $12.67 to $12.53
  Net Assets (In Thousands)                                           $675
  Investment Income Ratio to Net Assets/2/                           3.95%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        8.57% to 8.13%

December 31, 2002
  Units                                                              6,733
  Unit Fair Value, Lowest to Highest/1/                   $11.59 to $11.67
  Net Assets (In Thousands)                                            $78
  Investment Income Ratio to Net Assets/2/                           0.05%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        6.26% to 6.68%

December 31, 2001
  Units                                                                 36
  Unit Fair Value, Lowest to Highest/1/                   $10.91 to $10.94
  Net Assets (In Thousands)                                             $-
  Investment Income Ratio to Net Assets/2/                           3.70%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        2.69% to 3.10%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                             MFS
                                                ------------------------------------------------------------- -------

                                                Investors      Investors          New            New           Davis
                                                  Trust          Trust         Discovery      Discovery       Venture
                                                 Series        Series B         Series        Series B        Value A
                                                --------- -------------------- --------- -------------------- -------
December 31, 2005
  Units                                                                115,816                                 5,405
  Unit Fair Value, Lowest to Highest/1/                       $11.17 to $10.96                                $34.26
  Net Assets (In Thousands)                                             $1,284                                  $185
  Investment Income Ratio to Net Assets/2/                               0.32%                                 0.57%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                                         1.40% to 1.80%                                 1.40%
  Total Return, Lowest to Highest/4/                            5.54% to 5.12%                                 8.77%

December 31, 2004
  Units                                          125,533               138,070   46,965               677,432  5,458
  Unit Fair Value, Lowest to Highest/1/           $10.69      $10.59 to $10.43    $7.53      $14.57 to $13.99 $31.50
  Net Assets (In Thousands)                       $1,341                $1,453     $354                $5,270   $172
  Investment Income Ratio to Net Assets/2/         0.64%                 0.45%    0.00%                 0.00%  0.02%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.30% to 1.90%  1.40%
  Total Return, Lowest to Highest/4/               9.80%        9.58% to 9.14%    5.03%        4.83% to 4.20% 10.80%

December 31, 2003
  Units                                          149,790               170,421   54,757               535,179  2,642
  Unit Fair Value, Lowest to Highest/1/            $9.73        $9.66 to $9.56    $7.17        $7.12 to $7.04 $28.43
  Net Assets (In Thousands)                       $1,458                $1,639     $392                $3,795    $75
  Investment Income Ratio to Net Assets/2/         0.66%                 0.46%    0.00%                 0.00%  0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.40% to 1.80%  1.40%
  Total Return, Lowest to Highest/4/              20.45%      20.14% to 19.66%   31.86%      31.58% to 31.05% 26.06%

December 31, 2002
  Units                                          168,930               173,260   60,459               305,282
  Unit Fair Value, Lowest to Highest/1/            $8.08        $7.99 to $8.04    $5.44        $5.37 to $5.41
  Net Assets (In Thousands)                       $1,365                $1,390     $329                $1,647
  Investment Income Ratio to Net Assets/2/         0.56%                 0.43%    0.00%                 0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/            (22.06%)  (22.56%) to (22.25%) (32.58%)  (33.02%) to (32.75%)

December 31, 2001
  Units                                                                 73,855
  Unit Fair Value, Lowest to Highest/1/                       $10.31 to $10.34
  Net Assets (In Thousands)                                               $763
  Investment Income Ratio to Net Assets/2/                               0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                                         1.40% to 1.80%
  Total Return, Lowest to Highest/4/                      (17.61%) to (17.28%)

                                                   MetLife
                                                ---------------------

                                                       Davis
                                                      Venture
                                                      Value E
                                                --------------------
December 31, 2005
  Units                                                    2,466,071
  Unit Fair Value, Lowest to Highest/1/             $36.24 to $12.62
  Net Assets (In Thousands)                                  $32,204
  Investment Income Ratio to Net Assets/2/                     0.52%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.75% to 2.35%
  Total Return, Lowest to Highest/4/                  9.32% to 7.59%

December 31, 2004
  Units                                                    2,375,983
  Unit Fair Value, Lowest to Highest/1/             $33.15 to $11.73
  Net Assets (In Thousands)                                  $28,251
  Investment Income Ratio to Net Assets/2/                     0.54%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.75% to 2.35%
  Total Return, Lowest to Highest/4/                  8.13% to 9.53%

December 31, 2003
  Units                                                    1,550,314
  Unit Fair Value, Lowest to Highest/1/             $10.87 to $10.71
  Net Assets (In Thousands)                                  $16,596
  Investment Income Ratio to Net Assets/2/                     0.22%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.85% to 2.35%
  Total Return, Lowest to Highest/4/                29.63% to 25.13%

December 31, 2002
  Units                                                      396,395
  Unit Fair Value, Lowest to Highest/1/               $8.26 to $8.39
  Net Assets (In Thousands)                                   $3,296
  Investment Income Ratio to Net Assets/2/                     0.54%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.85% to 2.25%
  Total Return, Lowest to Highest/4/            (18.41%) to (17.26%)

December 31, 2001
  Units                                                       16,899
  Unit Fair Value, Lowest to Highest/1/             $10.11 to $10.16
  Net Assets (In Thousands)                                     $171
  Investment Income Ratio to Net Assets/2/                     0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               1.40% to 2.25%
  Total Return, Lowest to Highest/4/            (13.19%) to (12.45%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          MetLife
                                      ---------------------------------------------------------------------------

                                            Harris              Jennison                MFS              MFS
                                            Oakmark              Growth              Investors       Total Return
                                        Focused Value B        Portfolio B         Trust Series B      Series A
                                      -------------------- -------------------- -------------------- ------------
December 31, 2005
  Units                                            638,062              913,032              411,016    18,317
  Unit Fair Value, Lowest to
   Highest/1/                             $16.40 to $15.94      $5.07 to $11.44       $9.39 to $8.69    $42.86
  Net Assets (In Thousands)                        $10,275              $10,298               $4,702      $785
  Investment Income Ratio to Net
   Assets/2/                                         0.00%                0.00%                0.20%     1.87%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       0.75% to 2.35%       0.75% to 1.90%     1.40%
  Total Return, Lowest to Highest/4/        8.29% to 7.17%     11.52% to 10.91%       6.11% to 4.90%     1.69%

December 31, 2004
  Units                                            757,168              885,441              494,578    14,290
  Unit Fair Value, Lowest to
   Highest/1/                             $15.14 to $14.88     $10.50 to $10.31      $11.05 to $8.29    $42.33
  Net Assets (In Thousands)                        $11,320               $9,215               $5,372      $605
  Investment Income Ratio to Net
   Assets/2/                                         0.00%                0.01%                0.35%     2.62%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       1.30% to 2.35%       0.85% to 1.90%     1.40%
  Total Return, Lowest to Highest/4/        8.23% to 7.10%       7.53% to 6.40%      10.23% to 9.07%    10.17%

December 31, 2003
  Units                                            835,785              744,657              451,456     9,556
  Unit Fair Value, Lowest to
   Highest/1/                             $13.99 to $13.89       $9.76 to $9.69      $10.02 to $9.86    $38.42
  Net Assets (In Thousands)                        $11,593               $7,229               $4,477      $367
  Investment Income Ratio to Net
   Assets/2/                                         0.05%                0.13%                0.20%     0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       1.30% to 2.35%       0.85% to 1.80%     1.40%
  Total Return, Lowest to Highest/4/      27.88% to 26.99%     20.98% to 20.13%     20.50% to 19.36%    12.83%

December 31, 2002
  Units                                            241,463              204,999              115,513
  Unit Fair Value, Lowest to
   Highest/1/                             $10.59 to $10.71       $7.58 to $7.63       $8.26 to $8.32
  Net Assets (In Thousands)                         $2,573               $1,561                 $957
  Investment Income Ratio to Net
   Assets/2/                                         0.10%                0.00%                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%       1.40% to 2.25%       0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (11.09%) to (10.33%) (24.15%) to (23.72%) (21.75%) to (21.00%)

December 31, 2001
  Units                                              9,916
  Unit Fair Value, Lowest to
   Highest/1/                             $11.89 to $11.95
  Net Assets (In Thousands)                           $118
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/      24.59% to 25.66%

                                      ------------------------------------
                                                             Capital
                                             MFS          Guardian U.S.
                                         Total Return        Equity
                                           Series B         Series A
                                      ------------------ ----------------
December 31, 2005
  Units                                          271,749          675,865
  Unit Fair Value, Lowest to
   Highest/1/                           $45.78 to $36.93 $12.19 to $11.95
  Net Assets (In Thousands)                       $4,777           $8,076
  Investment Income Ratio to Net
   Assets/2/                                       1.46%            0.03%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/      2.08% to 0.92%   4.88% to 4.31%

December 31, 2004
  Units                                          226,236          892,293
  Unit Fair Value, Lowest to
   Highest/1/                           $44.85 to $36.59 $11.62 to $11.45
  Net Assets (In Thousands)                       $3,199          $10,222
  Investment Income Ratio to Net
   Assets/2/                                       2.40%            0.36%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/      9.20% to 8.90%   8.37% to 7.77%

December 31, 2003
  Units                                          117,995           12,599
  Unit Fair Value, Lowest to
   Highest/1/                           $10.60 to $10.43 $10.73 to $10.63
  Net Assets (In Thousands)                       $1,243             $134
  Investment Income Ratio to Net
   Assets/2/                                       1.05%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/    15.74% to 14.65% 26.31% to 25.85%

December 31, 2002
  Units                                           54,699
  Unit Fair Value, Lowest to
   Highest/1/                             $9.10 to $9.16
  Net Assets (In Thousands)                         $499
  Investment Income Ratio to Net
   Assets/2/                                       0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (7.20%) to (6.31%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                         MetLife
                                      -----------------------------------------------------------------------------------------
                                            Capital
                                         Guardian U.S.          Putnam           BlackRock        BlackRock
                                            Equity           International      Money Market     Money Market        Stock
                                           Series B        Stock Portfolio B     Portfolio       Portfolio B    Index Portfolio
                                      -------------------- ----------------- ------------------ --------------- ---------------
December 31, 2005
  Units                                            562,184          105,927             104,958         986,244      6,872
  Unit Fair Value, Lowest to
   Highest/1/                             $12.13 to $11.63 $17.22 to $14.55    $10.21 to $10.06 $10.39 to $9.82      $8.74
  Net Assets (In Thousands)                         $6,721           $1,799              $1,056          $9,835        $60
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            0.45%               2.71%           3.41%      0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%   0.75% to 1.90%      0.85% to 1.40%  0.75% to 2.35%      1.40%
  Total Return, Lowest to Highest/4/        4.72% to 3.52% 16.71% to 15.38%      2.02% to 1.47%  1.49% to 0.42%      7.58%

December 31, 2004
  Units                                            400,808          129,174             123,483
  Unit Fair Value, Lowest to
   Highest/1/                             $11.59 to $11.24 $14.76 to $12.61     $10.01 to $9.91
  Net Assets (In Thousands)                         $4,587           $1,895              $1,224
  Investment Income Ratio to Net
   Assets/2/                                         1.12%            1.21%               0.97%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%   0.75% to 1.90%      0.85% to 1.40%
  Total Return, Lowest to Highest/4/        7.78% to 6.95% 17.09% to 15.75%    0.13% to (0.42%)

December 31, 2003
  Units                                            118,449          109,537             177,506
  Unit Fair Value, Lowest to
   Highest/1/                             $10.69 to $10.52 $12.67 to $12.59      $9.99 to $9.96
  Net Assets (In Thousands)                         $1,257           $1,382              $1,765
  Investment Income Ratio to Net
   Assets/2/                                         0.50%            0.00%               0.84%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.80%      0.85% to 1.40%
  Total Return, Lowest to Highest/4/      36.28% to 35.00% 26.69% to 25.89%  (0.07%) to (0.45%)

December 31, 2002
  Units                                             47,662
  Unit Fair Value, Lowest to
   Highest/1/                               $7.80 to $7.85
  Net Assets (In Thousands)                           $373
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (22.05%) to (21.55%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                      ---------------------


                                             Stock
                                       Index Portfolio B
                                      --------------------
December 31, 2005
  Units                                            885,892
  Unit Fair Value, Lowest to
   Highest/1/                             $11.73 to $11.41
  Net Assets (In Thousands)                        $10,241
  Investment Income Ratio to Net
   Assets/2/                                         1.41%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/        3.03% to 1.96%

December 31, 2004
  Units                                            890,895
  Unit Fair Value, Lowest to
   Highest/1/                             $11.39 to $11.19
  Net Assets (In Thousands)                        $10,028
  Investment Income Ratio to Net
   Assets/2/                                         0.67%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/        8.85% to 7.71%

December 31, 2003
  Units                                            608,252
  Unit Fair Value, Lowest to
   Highest/1/                             $10.46 to $10.39
  Net Assets (In Thousands)                         $6,315
  Investment Income Ratio to Net
   Assets/2/                                         1.31%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/      21.24% to 20.39%

December 31, 2002
  Units                                            179,892
  Unit Fair Value, Lowest to
   Highest/1/                               $8.20 to $8.29
  Net Assets (In Thousands)                         $1,486
  Investment Income Ratio to Net
   Assets/2/                                         0.49%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/  (24.24%) to (23.60%)

December 31, 2001
  Units                                             10,751
  Unit Fair Value, Lowest to
   Highest/1/                             $10.83 to $10.85
  Net Assets (In Thousands)                           $117
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/  (15.49%) to (14.76%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          MetLife
                                         ----------------------------------------------------------------------------------------
                                                                                                   Franklin
                                            BlackRock         BlackRock          BlackRock        Templeton           MFS
                                               Bond              Bond            Strategic     Small-Cap Growth     Research
                                         Income Portfolio Income Portfolio B Value Portfolio B   Portfolio B       Managers B
                                         ---------------- ------------------ ----------------- ---------------- -----------------
December 31, 2005
  Units                                            15,209            26,458            30,746          173,044
  Unit Fair Value, Lowest to Highest/1/            $47.73  $52.26 to $40.41  $19.25 to $18.07  $10.09 to $9.81
  Net Assets (In Thousands)                          $726            $1,180              $569           $1,733
  Investment Income Ratio to Net
   Assets/2/                                        4.06%             2.09%             0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                 1.40%    0.75% to 1.90%    0.75% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/                0.99%    1.39% to 0.24%    3.14% to 1.96%   3.05% to 2.43%

December 31, 2004
  Units                                            15,846             4,815            22,036           14,441
  Unit Fair Value, Lowest to Highest/1/  $47.26 to $47.26  $45.83 to $40.31  $18.66 to $17.72   $9.79 to $9.58
  Net Assets (In Thousands)                          $749              $212              $399             $140
  Investment Income Ratio to Net
   Assets/2/                                        0.00%             0.00%             0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.40% to 1.40%    1.30% to 1.90%    0.75% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/       2.98% to 2.98%    1.83% to 2.21%  14.20% to 12.89%  9.71% to 10.35%

December 31, 2003
  Units                                                                                                                         -
  Unit Fair Value, Lowest to Highest/1/                                                                         $11.83 to $ 11.80
  Net Assets (In Thousands)                                                                                                    $-
  Investment Income Ratio to Net
   Assets/2/                                                                                                                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                                                                                1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                                                             18.29% to 17.97%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         ------------------

                                            Met/Putnam
                                              Voyager
                                            Portfolio B
                                         -----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                             81,379
  Unit Fair Value, Lowest to Highest/1/     $4.55 to $4.31
  Net Assets (In Thousands)                           $666
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%
  Total Return, Lowest to Highest/4/        4.85% to 2.69%

December 31, 2003
  Units                                             11,909
  Unit Fair Value, Lowest to Highest/1/  $11.78 to $ 11.70
  Net Assets (In Thousands)                           $140
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%
  Total Return, Lowest to Highest/4/      17.75% to 17.01%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                             MetLife
                                            -----------------------------------------------------------------------
                                                 Salomon            Salomon           Salomon
                                            Brothers Strategic Brothers Strategic    Brothers       T. Rowe Price
                                                   Bond               Bond        U.S. Government     Small-Cap
                                                Portfolio         Portfolio B       Portfolio B       Portfolio
                                            ------------------ ------------------ ---------------- ----------------
December 31, 2005
  Units                                                 4,607             44,115             2,161           35,933
  Unit Fair Value, Lowest to Highest/1/                $20.52   $21.51 to $18.92  $16.79 to $14.20 $15.37 to $14.64
  Net Assets (In Thousands)                               $95               $879               $33             $526
  Investment Income Ratio to Net Assets/2/              3.27%              3.07%             0.00%            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                         1.40%     0.75% to 1.90%    0.85% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/                    1.41%     1.80% to 0.64%  0.26% to (0.73%)  10.07% to 9.47%

December 31, 2004
  Units                                                 7,977             42,273                             36,015
  Unit Fair Value, Lowest to Highest/1/      $20.23 to $20.23   $21.13 to $18.80                   $13.96 to $13.38
  Net Assets (In Thousands)                              $161               $833                               $482
  Investment Income Ratio to Net Assets/2/              0.00%              0.00%                              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40% to 1.40%     0.75% to 1.90%                     0.85% to 1.40%
  Total Return, Lowest to Highest/4/           5.13% to 5.13%     5.50% to 4.29%                    10.14% to 9.54%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                            ----------------------------------

                                             T. Rowe Price    T. Rowe Price
                                               Small-Cap        Large-Cap
                                              Portfolio B       Portfolio
                                            ---------------- ----------------
December 31, 2005
  Units                                               50,518           77,598
  Unit Fair Value, Lowest to Highest/1/     $15.26 to $13.79 $13.38 to $12.86
  Net Assets (In Thousands)                             $726           $1,000
  Investment Income Ratio to Net Assets/2/             0.00%            0.56%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/          9.89% to 8.64%   5.69% to 5.11%

December 31, 2004
  Units                                               63,624           82,902
  Unit Fair Value, Lowest to Highest/1/     $13.78 to $12.69 $12.66 to $12.24
  Net Assets (In Thousands)                             $837           $1,016
  Investment Income Ratio to Net Assets/2/             0.00%            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/          7.00% to 8.89%   8.99% to 8.40%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                       MetLife                               Oppenheimer
                                                          --------------------------------- ------------------------------------
                                                                                                         Main Street
                                                           T. Rowe Price     Oppenheimer      Capital      Growth
                                                             Large-Cap      Global Equity   Appreciation     and        High
                                                            Portfolio B      Portfolio B        Fund     Income Fund Income Fund
                                                          ---------------- ---------------- ------------ ----------- -----------
December 31, 2005
  Units                                                            261,114           25,536
  Unit Fair Value, Lowest to Highest/1/                   $13.29 to $12.24 $17.82 to $16.10
  Net Assets (In Thousands)                                         $3,305             $447
  Investment Income Ratio to Net Assets/2/                           0.35%            0.00%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/                        5.54% to 4.33% 17.62% to 16.73%

December 31, 2004
  Units                                                            140,245                      17,573
  Unit Fair Value, Lowest to Highest/1/                   $12.59 to $11.73                      $14.24
  Net Assets (In Thousands)                                         $1,696                        $250
  Investment Income Ratio to Net Assets/2/                           0.00%                       0.33%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               0.75% to 1.90%                       1.40%
  Total Return, Lowest to Highest/4/                        8.89% to 7.64%                       5.45%

December 31, 2003
  Units                                                                                         26,143      40,020      21,951
  Unit Fair Value, Lowest to Highest/1/                                                         $13.51       $9.89      $11.44
  Net Assets (In Thousands)                                                                       $353        $396        $251
  Investment Income Ratio to Net Assets/2/                                                       0.38%       0.95%       6.64%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                            29.13%      24.96%      22.24%

December 31, 2002
  Units                                                                                         28,516      44,450      22,628
  Unit Fair Value, Lowest to Highest/1/                                                         $10.46       $7.92       $9.36
  Net Assets (In Thousands)                                                                       $298        $352        $212
  Investment Income Ratio to Net Assets/2/                                                       0.62%       0.79%      10.85%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                            27.88%    (19.93%)     (3.75%)

December 31, 2001
  Units                                                                                         31,245      51,669      28,146
  Unit Fair Value, Lowest to Highest/1/                                                         $14.51       $9.89       $9.72
  Net Assets (In Thousands)                                                                       $453        $511        $274
  Investment Income Ratio to Net Assets/2/                                                       0.66%       0.61%      11.32%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                          (13.80%)    (11.41%)       0.55%

                                                          ----------



                                                          Bond Fund
                                                          ---------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    78,647
  Unit Fair Value, Lowest to Highest/1/                    $12.91
  Net Assets (In Thousands)                                $1,015
  Investment Income Ratio to Net Assets/2/                  5.62%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        5.29%

December 31, 2002
  Units                                                    88,380
  Unit Fair Value, Lowest to Highest/1/                    $12.26
  Net Assets (In Thousands)                                $1,083
  Investment Income Ratio to Net Assets/2/                  7.14%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        7.56%

December 31, 2001
  Units                                                    84,101
  Unit Fair Value, Lowest to Highest/1/                    $11.39
  Net Assets (In Thousands)                                  $958
  Investment Income Ratio to Net Assets/2/                  7.36%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        6.28%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                           Oppenheimer                                         Putnam
                                         ---------------- ----------------------------------------------------------------

                                                            Growth          Growth
                                            Strategic         and             and
                                            Bond Fund     Income Fund    Income Fund B     Vista Fund     Vista Fund B
                                         ---------------- ----------- -------------------- ---------- --------------------
December 31, 2005
  Units                                                      79,914                 57,422    31,552                 1,776
  Unit Fair Value, Lowest to Highest/1/                      $12.98       $56.51 to $45.99    $13.00      $15.65 to $14.82
  Net Assets (In Thousands)                                  $1,037                   $902      $410                   $23
  Investment Income Ratio to Net
   Assets/2/                                                  1.81%                  1.45%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.40%         0.75% to 1.90%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                          4.04%         4.44% to 3.25%    10.92%      10.70% to 10.04%

December 31, 2004
  Units                                                      96,276                 53,686    38,483                 2,553
  Unit Fair Value, Lowest to Highest/1/                      $12.48       $54.11 to $44.54    $11.72      $14.13 to $13.47
  Net Assets (In Thousands)                                  $1,201                   $735      $451                   $29
  Investment Income Ratio to Net
   Assets/2/                                                  1.78%                  1.35%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.40%        75.00% to 1.90%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                          9.81%         9.02% to 9.02%    17.25%      14.00% to 13.55%

December 31, 2003
  Units                                            10,260   125,052                 48,586    46,667                 2,600
  Unit Fair Value, Lowest to Highest/1/            $13.30    $11.36       $11.30 to $11.14     $9.99        $9.92 to $9.81
  Net Assets (In Thousands)                          $136    $1,421                   $546      $466                   $26
  Investment Income Ratio to Net
   Assets/2/                                        6.11%     2.09%                  1.60%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         0.85% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/     16.43% to 16.43%    25.92%       23.55% to 25.11%    31.57%      31.32% to 30.79%

December 31, 2002
  Units                                             9,802   151,743                 37,265    52,439                 3,245
  Unit Fair Value, Lowest to Highest/1/            $11.43     $9.02         $8.90 to $8.97     $7.60        $7.50 to $7.55
  Net Assets (In Thousands)                          $112    $1,369                   $334      $398                   $24
  Investment Income Ratio to Net
   Assets/2/                                        6.72%     1.82%                  0.59%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         1.40% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/                5.95%  (19.92%)   (20.43%) to (20.12%)  (31.35%)  (31.84%) to (31.57%)

December 31, 2001
  Units                                             8,142   187,714                  2,494    61,259                   660
  Unit Fair Value, Lowest to Highest/1/            $10.78    $11.27       $11.19 to $11.22    $11.07      $11.00 to $11.04
  Net Assets (In Thousands)                           $88    $2,115                    $28      $678                    $7
  Investment Income Ratio to Net
   Assets/2/                                        2.80%     1.69%                  0.00%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         1.40% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/                3.38%   (7.48%)     (8.07%) to (7.70%)  (34.33%)  (34.70%) to (34.43%)

                                         -----------------


                                             Equity
                                          Income Fund B
                                         ----------------
December 31, 2005
  Units                                           208,518
  Unit Fair Value, Lowest to Highest/1/  $14.04 to $13.61
  Net Assets (In Thousands)                        $2,906
  Investment Income Ratio to Net
   Assets/2/                                        0.85%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 1.90%
  Total Return, Lowest to Highest/4/       4.72% to 3.53%

December 31, 2004
  Units                                           130,376
  Unit Fair Value, Lowest to Highest/1/  $13.40 to $13.15
  Net Assets (In Thousands)                        $1,739
  Investment Income Ratio to Net
   Assets/2/                                        0.06%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 1.90%
  Total Return, Lowest to Highest/4/      10.75% to 9.71%

December 31, 2003
  Units                                            24,782
  Unit Fair Value, Lowest to Highest/1/  $12.08 to $12.01
  Net Assets (In Thousands)                          $299
  Investment Income Ratio to Net
   Assets/2/                                        1.05%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.85% to 1.80%
  Total Return, Lowest to Highest/4/     20.82% to 20.05%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                           Putnam
                                            --------------------------------------------------------------------------------
                                                                                                               International
                                                                                                                    New
                                               New             New          International    International     Opportunities
                                            Value Fund     Value Fund B      Growth Fund     Equity Fund B         Fund
                                            ---------- -------------------- ------------- -------------------- -------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                         75,275                 267,167
  Unit Fair Value, Lowest to Highest/1/                                         $15.41        $15.25 to $15.02
  Net Assets (In Thousands)                                                     $1,160                  $4,054
  Investment Income Ratio to Net Assets/2/                                       1.73%                   1.56%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                  1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                            14.86%        14.58% to 14.12%

December 31, 2003
  Units                                         7,034                 4,322     97,509                 337,511     17,641
  Unit Fair Value, Lowest to Highest/1/        $13.99      $13.88 to $13.73     $13.42        $13.31 to $13.16     $10.97
  Net Assets (In Thousands)                       $98                   $60     $1,309                  $4,476       $194
  Investment Income Ratio to Net Assets/2/      1.55%                 1.48%      1.11%                   0.78%      0.59%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/           31.02%      30.64% to 30.12%     27.10%        26.74% to 26.24%     31.74%

December 31, 2002
  Units                                         7,520                 2,191    118,166                 211,901     20,105
  Unit Fair Value, Lowest to Highest/1/        $10.68      $10.55 to $10.62     $10.56        $10.43 to $10.50      $8.33
  Net Assets (In Thousands)                       $80                   $23     $1,248                  $2,219       $167
  Investment Income Ratio to Net Assets/2/      1.14%                 0.77%      1.05%                   0.64%      0.91%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/         (16.62%)  (17.11%) to (16.78%)   (18.67%)    (19.14%) to (18.82%)   (14.67%)

December 31, 2001
  Units                                         9,654                   386    137,711                  68,966     22,906
  Unit Fair Value, Lowest to Highest/1/        $12.81      $12.73 to $12.76     $12.98           $12.89 $12.93     $$9.76
  Net Assets (In Thousands)                      $124                    $5     $1,788                    $890       $224
  Investment Income Ratio to Net Assets/2/      0.94%                 0.00%      0.36%                   0.00%      0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/            2.16%        1.47% to 1.87%   (21.53%)    (22.04%) to (21.72%)   (29.52%)

                                            ---------------------
                                               International
                                                    New
                                               Opportunities
                                                  Fund B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    3,352
  Unit Fair Value, Lowest to Highest/1/         $10.88 to $10.76
  Net Assets (In Thousands)                                  $36
  Investment Income Ratio to Net Assets/2/                 0.32%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            31.36% to 30.83%

December 31, 2002
  Units                                                    2,262
  Unit Fair Value, Lowest to Highest/1/           $8.22 to $8.28
  Net Assets (In Thousands)                                  $19
  Investment Income Ratio to Net Assets/2/                 0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (15.17%) to (14.83%)

December 31, 2001
  Units                                                      871
  Unit Fair Value, Lowest to Highest/1/           $9.70 to $9.72
  Net Assets (In Thousands)                                   $8
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (29.96%) to (29.68%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Templeton
                              -----------------------------------------------------------------------------------


                                    Growth               Growth               Foreign              Foreign
                                Securities Fund     Securities Fund B     Securities Fund     Securities Fund B
                              -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                     15,640                5,402               59,307              269,382
  Unit Fair Value, Lowest to
   Highest/1/                     $13.54 to $17.89     $17.08 to $16.34     $11.44 to $12.01     $30.90 to $26.40
  Net Assets (In Thousands)                   $263                  $90                 $711               $4,011
  Investment Income Ratio
   to Net Assets/2/                          1.22%                1.08%                1.29%                1.16%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                       8.14% to 7.55%       7.94% to 6.93%       9.54% to 8.94%       9.35% to 8.10%

December 31, 2004
  Units                                     17,470                7,736               67,617              229,858
  Unit Fair Value, Lowest to
   Highest/1/                     $12.52 to $16.64     $15.83 to $15.28     $10.45 to $11.02     $28.26 to $24.42
  Net Assets (In Thousands)                   $274                 $120                 $744               $2,852
  Investment Income Ratio
   to Net Assets/2/                          1.24%                1.20%                1.13%                1.01%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                     15.26% to 14.63%     15.04% to 13.95%     17.86% to 17.22%     17.64% to 14.79%

December 31, 2003
  Units                                     18,162               10,003               84,201              107,983
  Unit Fair Value, Lowest to
   Highest/1/                     $10.86 to $14.51     $13.76 to $13.41       $8.86 to $9.40       $9.47 to $9.24
  Net Assets (In Thousands)                   $247                 $136                 $791               $1,009
  Investment Income Ratio
   to Net Assets/2/                          1.61%                1.53%                1.85%                1.32%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     31.50% to 30.78%     31.02% to 29.78%     31.43% to 30.71%     31.09% to 29.86%

December 31, 2002
  Units                                     23,201               10,776               88,500               42,007
  Unit Fair Value, Lowest to
   Highest/1/                      $8.26 to $11.10     $10.33 to $10.50       $6.74 to $7.19       $7.11 to $7.23
  Net Assets (In Thousands)                   $245                 $112                 $636                 $302
  Investment Income Ratio
   to Net Assets/2/                          2.62%                2.46%                1.75%                1.53%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (19.46%) to (19.01%) (19.95%) to (19.18%) (19.54%) to (19.10%) (20.02%) to (19.25%)

December 31, 2001
  Units                                     23,230                3,867               93,347               16,972
  Unit Fair Value, Lowest to
   Highest/1/                     $10.20 to $13.78     $12.91 to $12.99       $8.34 to $8.94       $8.89 to $8.95
  Net Assets (In Thousands)                   $306                  $50                 $834                 $152
  Investment Income Ratio
   to Net Assets/2/                          2.24%                0.19%                3.22%                0.70%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   (2.37%) to (1.83%)   (3.08%) to (2.15%) (16.93%) to (16.47%) (17.50%) to (16.71%)

                              ------------------------------------

                                Developing        Developing
                                  Markets           Markets
                              Securities Fund  Securities Fund B
                              ---------------- ------------------
December 31, 2005
  Units                                 25,079            328,572
  Unit Fair Value, Lowest to
   Highest/1/                           $16.24   $10.76 to $10.15
  Net Assets (In Thousands)               $407             $4,710
  Investment Income Ratio
   to Net Assets/2/                      1.42%              1.30%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                           25.99%   25.79% to 25.04%

December 31, 2004
  Units                                 33,142            283,006
  Unit Fair Value, Lowest to
   Highest/1/                           $12.89     $8.56 to $8.12
  Net Assets (In Thousands)               $427             $3,430
  Investment Income Ratio
   to Net Assets/2/                      1.85%              1.78%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                           23.09%   22.95% to 22.46%

December 31, 2003
  Units                                 41,611            215,968
  Unit Fair Value, Lowest to
   Highest/1/                           $10.47   $10.36 to $10.25
  Net Assets (In Thousands)               $436             $2,231
  Investment Income Ratio
   to Net Assets/2/                      1.37%              1.12%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 51.60% to 51.60%   50.87% to 50.27%

December 31, 2002
  Units                                 48,279            122,225
  Unit Fair Value, Lowest to
   Highest/1/                            $6.91     $6.82 to $6.87
  Net Assets (In Thousands)               $333               $837
  Investment Income Ratio
   to Net Assets/2/                      1.63%              1.48%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                          (1.35%) (1.93%) to (1.54%)

December 31, 2001
  Units                                 55,737             55,946
  Unit Fair Value, Lowest to
   Highest/1/                            $7.00     $6.96 to $6.98
  Net Assets (In Thousands)               $390               $390
  Investment Income Ratio
   to Net Assets/2/                      1.06%              0.10%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                          (9.36%) (9.73%) to (9.37%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Templeton
                                  --------------------------------------------------------------------------------------------

                                      Global            Global
                                      Income            Income             Franklin             Franklin        Mutual Share
                                  Securities Fund  Securities Fund B    Small-Cap Fund      Small-Cap Fund B   Securities Fund
                                  ---------------- ----------------- -------------------- -------------------- ---------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                      4,340              626                44,810               66,001         27,172
  Unit Fair Value, Lowest to
   Highest/1/                     $15.68 to $14.76 $14.85 to $14.47       $5.83 to $11.71     $11.78 to $11.48         $13.25
  Net Assets (In Thousands)                    $64               $9                  $522                 $766           $360
  Investment Income Ratio to Net
   Assets/2/                                 7.69%           10.01%                 0.00%                0.00%          1.10%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80% 1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                     21.68% to 21.01% 21.40% to 20.25%      36.44% to 35.70%     36.08% to 34.80%         23.74%

December 31, 2002
  Units                                      4,437            1,398                50,532               23,112         30,450
  Unit Fair Value, Lowest to
   Highest/1/                     $12.20 to $12.89 $12.03 to $12.23        $4.27 to $8.63       $8.52 to $8.66         $10.71
  Net Assets (In Thousands)                    $54              $17                  $434                 $198           $326
  Investment Income Ratio to Net
   Assets/2/                                 1.18%            1.19%                 0.42%                0.24%          1.09%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80%          1.40%
  Total Return, Lowest to
   Highest/4/                     19.76% to 20.42% 18.99% to 20.12%  (29.52%) to (29.13%) (29.96%) to (29.29%)       (12.79%)

December 31, 2001
  Units                                      4,298            1,968                56,802               10,247         58,419
  Unit Fair Value, Lowest to
   Highest/1/                     $10.19 to $10.70 $10.11 to $10.18       $6.02 to $12.25     $12.16 to $12.24         $12.28
  Net Assets (In Thousands)                    $44              $20                  $691                 $125           $717
  Investment Income Ratio to Net
   Assets/2/                                 3.58%            0.67%                 0.52%                0.02%          1.74%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80%          1.40%
  Total Return, Lowest to
   Highest/4/                       1.11% to 1.72%   0.41% to 1.37%  (16.20%) to (15.74%) (16.77%) to (15.97%)          5.81%

                                  ---------------------


                                     Mutual Share
                                   Securities Fund B
                                  --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                        121,181
  Unit Fair Value, Lowest to
   Highest/1/                         $13.25 to $12.99
  Net Assets (In Thousands)                     $1,585
  Investment Income Ratio to Net
   Assets/2/                                     0.99%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                         24.09% to 22.92%

December 31, 2002
  Units                                         99,322
  Unit Fair Value, Lowest to
   Highest/1/                         $10.56 to $10.68
  Net Assets (In Thousands)                     $1,054
  Investment Income Ratio to Net
   Assets/2/                                     0.95%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (13.39%) to (12.56%)

December 31, 2001
  Units                                         45,708
  Unit Fair Value, Lowest to
   Highest/1/                         $12.20 to $12.23
  Net Assets (In Thousands)                       $558
  Investment Income Ratio to Net
   Assets/2/                                     0.36%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                           5.12% to 5.55%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                            Templeton                                        Fidelity
                                            ----------------------------------------- -----------------------------------------

                                                 Franklin             Franklin
                                                 Large-Cap            Large-Cap       Contrafund  Growth         Growth
                                                Growth Fund         Growth Fund B     Portfolio  Portfolio     Portfolio B
                                            -------------------- -------------------- ---------- --------- --------------------
December 31, 2005
  Units                                                                                             3,813               363,370
  Unit Fair Value, Lowest to Highest/1/                                                            $12.17      $55.40 to $49.36
  Net Assets (In Thousands)                                                                           $46                $6,421
  Investment Income Ratio to Net Assets/2/                                                          0.48%                 0.21%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                                     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                                4.33%        4.14% to 3.52%

December 31, 2004
  Units                                                                                   3,012     4,116               253,233
  Unit Fair Value, Lowest to Highest/1/                                                  $15.65    $11.66      $53.20 to $47.68
  Net Assets (In Thousands)                                                                 $47       $48                $3,690
  Investment Income Ratio to Net Assets/2/                                                0.33%     0.32%                 0.07%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                           1.40%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                     13.87%     1.94%        3.97% to 3.56%

December 31, 2003
  Units                                                   49,029               25,314     3,061     7,254                88,579
  Unit Fair Value, Lowest to Highest/1/          $8.19 to $12.71     $12.80 to $12.48    $13.74    $11.44      $11.33 to $11.21
  Net Assets (In Thousands)                                 $598                 $322       $42       $83                $1,002
  Investment Income Ratio to Net Assets/2/                 0.76%                0.74%     0.46%     0.34%                 0.04%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/            26.06% to 25.37%     25.87% to 24.68%    26.68%    31.00%      30.70% to 30.18%

December 31, 2002
  Units                                                   62,103               19,430     3,272     8,263                19,879
  Unit Fair Value, Lowest to Highest/1/          $6.50 to $10.14     $10.01 to $10.17    $10.85     $8.73        $8.61 to $8.67
  Net Assets (In Thousands)                                 $609                 $197       $35       $72                  $172
  Investment Income Ratio to Net Assets/2/                 0.82%                0.74%     0.81%     0.25%                 0.11%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (24.01%) to (23.59%) (24.56%) to (23.84%)  (10.61%)  (31.08%)  (31.54%) to (31.27%)

December 31, 2001
  Units                                                   72,089                4,517     3,003     7,762                 6,938
  Unit Fair Value, Lowest to Highest/1/          $8.50 to $13.35     $13.27 to $13.35    $12.14    $12.67      $12.58 to $12.61
  Net Assets (In Thousands)                                 $918                  $60       $36       $98                   $87
  Investment Income Ratio to Net Assets/2/                 0.63%                0.08%     0.41%     0.09%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (12.49%) to (12.01%) (13.02%) to (12.18%)  (13.48%)  (18.79%)  (19.77%) to (19.44%)

                                            --------------

                                               Growth
                                            Opportunities
                                              Portfolio
                                            -------------
December 31, 2005
  Units                                          1,463
  Unit Fair Value, Lowest to Highest/1/          $9.39
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.87%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/             7.38%

December 31, 2004
  Units                                          1,649
  Unit Fair Value, Lowest to Highest/1/          $8.74
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.53%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/             5.70%

December 31, 2003
  Units                                          1,718
  Unit Fair Value, Lowest to Highest/1/          $8.27
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.78%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/            28.07%

December 31, 2002
  Units                                          1,826
  Unit Fair Value, Lowest to Highest/1/          $6.46
  Net Assets (In Thousands)                        $12
  Investment Income Ratio to Net Assets/2/       1.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/          (22.93%)

December 31, 2001
  Units                                          1,904
  Unit Fair Value, Lowest to Highest/1/          $8.38
  Net Assets (In Thousands)                        $16
  Investment Income Ratio to Net Assets/2/       0.39%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/          (15.61%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                       Fidelity
                                      ---------------------------------------------------------------------------

                                           Growth
                                            and             Equity             Equity                High
                                      Income Portfolio Income Portfolio  Income Portfolio B   Income Portfolio B
                                      ---------------- ---------------- -------------------- --------------------
December 31, 2005
  Units                                      3,675                 582                30,136
  Unit Fair Value, Lowest to
   Highest/1/                               $12.54              $13.56      $55.59 to $49.54
  Net Assets (In Thousands)                    $46                  $8                  $453
  Investment Income Ratio to Net
   Assets/2/                                 1.44%               1.54%                 1.28%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%      1.40% to 1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/         6.14%               4.40%        4.21% to 3.59%

December 31, 2004
  Units                                      3,750                 850                31,194                7,636
  Unit Fair Value, Lowest to
   Highest/1/                               $11.82              $12.99      $53.35 to $47.82     $17.89 to $15.93
  Net Assets (In Thousands)                    $44                 $11                  $397                  $94
  Investment Income Ratio to Net
   Assets/2/                                 1.10%               1.47%                 1.09%                5.03%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.30% to 1.90%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/         4.32%               9.98%        9.79% to 9.13%       7.97% to 7.32%

December 31, 2003
  Units                                      5,413                 664                20,315                5,317
  Unit Fair Value, Lowest to
   Highest/1/                               $11.33              $11.81      $11.67 to $11.55     $11.49 to $11.37
  Net Assets (In Thousands)                    $61                  $8                  $236                  $61
  Investment Income Ratio to Net
   Assets/2/                                 1.19%               1.78%                 1.41%                3.52%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/        22.05%              28.52%      28.22% to 27.71%     24.99% to 24.49%

December 31, 2002
  Units                                      5,521                 686                13,802                1,547
  Unit Fair Value, Lowest to
   Highest/1/                                $9.28               $9.19        $9.04 to $9.10       $9.13 to $9.19
  Net Assets (In Thousands)                    $51                  $6                  $125                  $14
  Investment Income Ratio to Net
   Assets/2/                                 1.33%               1.75%                 1.05%                0.97%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      (17.77%)            (18.10%)  (18.63%) to (18.31%)       1.46% to 1.86%

December 31, 2001
  Units                                      5,245                 675                 3,642                   40
  Unit Fair Value, Lowest to
   Highest/1/                               $11.29              $11.22      $11.11 to $11.14       $9.00 to $9.03
  Net Assets (In Thousands)                    $59                  $8                   $40                   $-
  Investment Income Ratio to Net
   Assets/2/                                 1.61%               2.45%                 0.00%                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      (10.02%)             (6.28%)    (6.93%) to (6.55%) (13.51%) to (13.16%)

                                                  American Century
                                      -----------------------------------------

                                            Income
                                              and
                                          Growth Fund       International Fund
                                      -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                            775,779               15,004
  Unit Fair Value, Lowest to
   Highest/1/                               $8.34 to $8.25       $6.93 to $6.85
  Net Assets (In Thousands)                         $6,449                 $104
  Investment Income Ratio to Net
   Assets/2/                                         1.16%                0.72%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      27.56% to 27.05%     22.78% to 22.29%

December 31, 2002
  Units                                            566,665               13,507
  Unit Fair Value, Lowest to
   Highest/1/                               $6.49 to $6.54       $5.60 to $5.64
  Net Assets (In Thousands)                         $3,697                  $76
  Investment Income Ratio to Net
   Assets/2/                                         0.83%                0.59%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/  (20.81%) to (20.49%) (21.79%) to (21.48%)

December 31, 2001
  Units                                            242,625                6,562
  Unit Fair Value, Lowest to
   Highest/1/                               $8.20 to $8.22       $7.17 to $7.19
  Net Assets (In Thousands)                         $1,993                  $47
  Investment Income Ratio to Net
   Assets/2/                                         0.40%                0.11%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/   (10.00%) to (9.63%) (30.45%) to (30.17%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                              American Century                                        Dreyfus
                                            -------------------- -----------------------------------------------

                                                                  Stock
                                                                  Index       Stock Index      Disciplined Stock
                                                 Value Fund       Fund          Fund B             Portfolio
                                            -------------------- -------- -------------------- -----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                             8,251               47,201
  Unit Fair Value, Lowest to Highest/1/                             $8.47       $8.36 to $8.24
  Net Assets (In Thousands)                                           $70                 $392
  Investment Income Ratio to Net Assets/2/                          1.69%                1.37%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                     1.40%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                9.10%       8.81% to 8.38%

December 31, 2003
  Units                                                  129,841   11,280               58,817        2,847
  Unit Fair Value, Lowest to Highest/1/         $13.62 to $13.47    $7.77       $7.69 to $7.60        $7.35
  Net Assets (In Thousands)                               $1,762      $88                 $450          $21
  Investment Income Ratio to Net Assets/2/                 1.07%    1.50%                1.25%        0.76%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/            27.17% to 26.66%   26.58%     26.28% to 25.77%       21.81%

December 31, 2002
  Units                                                  131,233   11,911               59,105        3,367
  Unit Fair Value, Lowest to Highest/1/         $10.64 to $10.71    $6.14       $6.04 to $6.09        $6.04
  Net Assets (In Thousands)                               $1,402      $73                 $359          $20
  Investment Income Ratio to Net Assets/2/                 0.80%    1.27%                1.51%        0.45%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/        (14.18%) to (13.84%) (23.44%) (23.93%) to (23.63%)     (23.69%)

December 31, 2001
  Units                                                   99,686   15,789                  358        7,556
  Unit Fair Value, Lowest to Highest/1/         $12.39 to $12.43    $8.01       $7.95 to $7.97        $7.91
  Net Assets (In Thousands)                               $1,238     $127                   $3          $60
  Investment Income Ratio to Net Assets/2/                 0.51%    1.09%                0.68%        0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/            10.80% to 11.25% (13.41%) (14.04%) to (13.69%)     (14.48%)

                                            ----------------------------------

                                                                   Capital
                                             Disciplined Stock   Appreciation
                                                Portfolio B       Portfolio
                                            -------------------- ------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    5,366     20,588
  Unit Fair Value, Lowest to Highest/1/           $7.29 to $7.21      $8.72
  Net Assets (In Thousands)                                  $39       $179
  Investment Income Ratio to Net Assets/2/                 0.70%      1.42%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/            21.60% to 21.11%     19.49%

December 31, 2002
  Units                                                    5,344     21,971
  Unit Fair Value, Lowest to Highest/1/           $5.95 to $6.00      $7.30
  Net Assets (In Thousands)                                  $32       $160
  Investment Income Ratio to Net Assets/2/                 0.55%      0.68%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/        (24.10%) to (23.80%)   (17.87%)

December 31, 2001
  Units                                                    5,505     41,676
  Unit Fair Value, Lowest to Highest/1/           $7.85 to $7.87      $8.88
  Net Assets (In Thousands)                                  $43       $370
  Investment Income Ratio to Net Assets/2/                 0.55%      0.99%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/        (15.01%) to (14.67%)   (10.58%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                    Dreyfus                         INVESCO
                              -------------------- ----------------------------------------- ------------------

                                    Capital
                                  Appreciation           Dynamics            High Yield          High Yield
                                  Portfolio B              Fund                 Fund             Portfolio
                              -------------------- -------------------- -------------------- ------------------
December 31, 2005
  Units                                                                                                  65,343
  Unit Fair Value, Lowest to
   Highest/1/                                                                                  $13.31 to $12.71
  Net Assets (In Thousands)                                                                                $853
  Investment Income Ratio
   to Net Assets/2/                                                                                       6.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                                                                          1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                                    2.78% to 2.17%

December 31, 2004
  Units                                                                                                  55,309
  Unit Fair Value, Lowest to
   Highest/1/                                                                                  $12.95 to $12.44
  Net Assets (In Thousands)                                                                                $702
  Investment Income Ratio
   to Net Assets/2/                                                                                       6.60%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                                                                          1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                                    8.14% to 7.50%

December 31, 2003
  Units                                    215,401              382,062               24,052             48,681
  Unit Fair Value, Lowest to
   Highest/1/                       $8.62 to $8.53       $6.57 to $6.50       $8.88 to $8.78   $11.76 to $11.63
  Net Assets (In Thousands)                 $1,850               $2,503                 $213               $572
  Investment Income Ratio
   to Net Assets/2/                          1.30%                0.00%                5.98%              7.12%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     19.15% to 18.67%     35.91% to 35.37%     23.30% to 22.81%   21.23% to 20.74%

December 31, 2002
  Units                                    164,640              304,467               28,086              9,092
  Unit Fair Value, Lowest to
   Highest/1/                       $7.19 to $7.24       $4.80 to $4.84       $7.15 to $7.20     $9.63 to $9.70
  Net Assets (In Thousands)                 $1,188               $1,469                 $202                $88
  Investment Income Ratio
   to Net Assets/2/                          1.31%                0.00%               10.57%              7.30%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (18.38%) to (18.05%) (33.12%) to (32.85%)   (3.06%) to (2.67%) (2.95%) to (2.56%)

December 31, 2001
  Units                                     66,102              129,944               28,370              1,666
  Unit Fair Value, Lowest to
   Highest/1/                       $8.81 to $8.83       $7.18 to $7.20       $7.37 to $7.40     $9.92 to $9.95
  Net Assets (In Thousands)                   $583                 $935                 $210                $17
  Investment Income Ratio
   to Net Assets/2/                          1.17%                0.00%               14.73%              7.70%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (11.25%) to (10.89%) (32.38%) to (32.09%) (16.46%) to (16.10%)     0.50% to 0.91%

                                      PIMCO
                              ----------------------------------------
                                                      StocksPLUS
                                                        Growth
                                 Low Duration            and
                                  Portfolio        Income Portfolio
                              ------------------ --------------------
December 31, 2005
  Units                                   45,882               24,691
  Unit Fair Value, Lowest to
   Highest/1/                   $12.21 to $11.71     $13.44 to $12.81
  Net Assets (In Thousands)                 $553                 $226
  Investment Income Ratio
   to Net Assets/2/                        2.81%                2.29%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.30% to 1.90%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                 (0.29%) to (0.88%)       2.16% to 1.55%

December 31, 2004
  Units                                   46,341               27,490
  Unit Fair Value, Lowest to
   Highest/1/                   $12.24 to $11.82     $13.15 to $12.61
  Net Assets (In Thousands)                 $561                 $246
  Investment Income Ratio
   to Net Assets/2/                        1.43%                1.73%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.30% to 1.90%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                   0.52% to (0.09%)       9.38% to 8.72%

December 31, 2003
  Units                                   44,002               25,384
  Unit Fair Value, Lowest to
   Highest/1/                   $12.09 to $11.96       $8.20 to $8.11
  Net Assets (In Thousands)                 $531                 $208
  Investment Income Ratio
   to Net Assets/2/                        1.70%                2.40%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     0.93% to 0.52%     28.57% to 28.06%

December 31, 2002
  Units                                   28,815               12,361
  Unit Fair Value, Lowest to
   Highest/1/                   $11.90 to $11.98       $6.34 to $6.38
  Net Assets (In Thousands)                 $345                  $79
  Investment Income Ratio
   to Net Assets/2/                        3.39%                3.37%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     5.15% to 5.57% (21.65%) to (21.33%)

December 31, 2001
  Units                                   14,221                4,295
  Unit Fair Value, Lowest to
   Highest/1/                   $11.32 to $11.35       $8.09 to $8.11
  Net Assets (In Thousands)                 $161                  $35
  Investment Income Ratio
   to Net Assets/2/                        5.18%                5.10%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     5.70% to 6.12% (13.03%) to (12.61%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                          PIMCO                   Scudder I
                                                                     ---------------- ----------------------------------


                                                                       Total Return   International    International
                                                                        Portfolio       Portfolio       Portfolio B
                                                                     ---------------- ------------- --------------------
December 31, 2005
  Units                                                                       215,346
  Unit Fair Value, Lowest to Highest/1/                              $13.38 to $13.13
  Net Assets (In Thousands)                                                    $2,865
  Investment Income Ratio to Net Assets/2/                                      3.36%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   1.03% to 0.63%

December 31, 2004
  Units                                                                       238,348
  Unit Fair Value, Lowest to Highest/1/                              $13.24 to $13.04
  Net Assets (In Thousands)                                                    $3,143
  Investment Income Ratio to Net Assets/2/                                      2.46%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   3.39% to 2.97%

December 31, 2003
  Units                                                                       239,749     15,512                 145,481
  Unit Fair Value, Lowest to Highest/1/                              $12.81 to $12.67      $6.21          $6.19 to $6.12
  Net Assets (In Thousands)                                                    $3,061        $96                    $896
  Investment Income Ratio to Net Assets/2/                                      2.83%      0.76%                   0.53%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   3.60% to 3.18%     25.98%        25.75% to 25.24%

December 31, 2002
  Units                                                                       255,114     16,042                 110,635
  Unit Fair Value, Lowest to Highest/1/                              $12.28 to $12.36      $4.93          $4.88 to $4.92
  Net Assets (In Thousands)                                                    $3,148        $79                    $543
  Investment Income Ratio to Net Assets/2/                                      4.15%      0.89%                   0.51%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   7.14% to 7.57%   (19.50%)    (20.07%) to (19.75%)

December 31, 2001
  Units                                                                       132,530     24,880                  43,558
  Unit Fair Value, Lowest to Highest/1/                              $11.46 to $11.49      $6.12          $6.11 to $6.13
  Net Assets (In Thousands)                                                    $1,522       $152                    $266
  Investment Income Ratio to Net Assets/2/                                      3.95%      0.35%                   0.00%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   6.44% to 6.87%   (31.83%)    (32.05%) to (31.78%)

/1/ Unit fair value amounts are presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts. Some individual unit fair values are not within the ranges presented.

/2/ These amounts represent the dividends, excluding distributions of capital gains, received by the Separate Account sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Separate Account sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the Separate Account sub-accounts invest.

/3/ These ratios represent the annualized contract expenses of the Separate
    Account sub-accounts, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

/4/ These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented. The total return ratios related to new products offered or new sub-accounts added as investment options during the year are calculated for the period from the inception date of the product or sub-account through the end of the reporting period.

                                                                    (Concluded)

             METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF METLIFE, INC.)
                       CONSOLIDATED FINANCIAL STATEMENTS
                              for the Years Ended
                       December 31, 2005, 2004 and 2003
                                      and
            Report of Independent Registered Public Accounting Firm

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

      We have audited the accompanying consolidated balance sheets of MetLife Investors Insurance Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1, the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004 and recorded the impact as cumulative effect of change in accounting principles.

      /s/ DELOITTE & TOUCHE LLP
      Certified Public Accountants

      Tampa, Florida
      April 19, 2006
      (November 3, 2006 as to Note 12)

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of Metlife, Inc.)
                             CONSOLIDATED BALANCE SHEETS
                             DECEMBER 31, 2005 AND 2004
                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              2005    2004
                                                                            -------  -------
ASSETS
Investments:
 Fixed maturities available-for-sale, at fair value (amortized cost: $2,357
   and $2,173, respectively)                                                $ 2,348  $ 2,189
 Equity securities, at fair value (cost: $1 and $1, respectively)                 1        1
 Mortgage loans on real estate                                                   65      130
 Policy loans                                                                    28       28
 Real estate joint ventures held-for-investment                                   3        5
 Other limited partnership interests                                              3        2
 Short-term investments                                                          79      103
 Other invested assets                                                           28       15
                                                                            -------  -------
   Total investments                                                          2,555    2,473
Cash and cash equivalents                                                        17      174
Accrued investment income                                                        24       21
Premiums and other receivables                                                1,013      927
Deferred policy acquisition costs and value of business acquired                612      573
Current income taxes receivable                                                   -       23
Other assets                                                                    120       94
Separate account assets                                                       7,529    6,546
                                                                            -------  -------
   Total assets                                                             $11,870  $10,831
                                                                            =======  =======

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
 Future policy benefits                                                     $   238  $   112
 Policyholder account balances                                                2,769    2,903
 Other policyholder funds                                                        22        9
 Current income taxes payable                                                     2        -
 Deferred income taxes payable                                                   36       36
 Payables for collateral under securities loaned transactions                   508      487
 Other liabilities                                                               39       36
 Separate account liabilities                                                 7,529    6,546
                                                                            -------  -------
   Total liabilities                                                        $11,143  $10,129
                                                                            =======  =======

Stockholder's Equity:
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding                                        6        6
 Additional paid-in capital                                                     586      586
 Retained earnings                                                              139      104
 Accumulated other comprehensive income (loss)                                   (4)       6
                                                                            -------  -------
   Total stockholder's equity                                                   727      702
                                                                            -------  -------
   Total liabilities and stockholder's equity                               $11,870  $10,831
                                                                            =======  =======


            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                          CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                2005  2004 2003
                                                                ----  ---- ----
REVENUES
Premiums                                                        $122  $ 19 $  7
Universal life and investment-type product policy fees           115   107   79
Net investment income                                            114   134  143
Other revenues                                                    61    71   65
Net investment gains (losses)                                     (6)   36  (25)
                                                                ----  ---- ----
   Total revenues                                                406   367  269
                                                                ----  ---- ----

EXPENSES
Policyholder benefits and claims                                 139    30   22
Interest credited to policyholder account balances               120   147  171
Other expenses                                                   103    99   80
                                                                ----  ---- ----
   Total expenses                                                362   276  273
                                                                ----  ---- ----

Income (loss) before provision (benefit) for income taxes         44    91   (4)
Provision (benefit) for income tax expense                         9    27   (3)
                                                                ----  ---- ----
Income (loss) before cummulative effect of change in accounting   35    64   (1)
Cumulative effect of change in accounting, net of income taxes     -     1    -
                                                                ----  ---- ----
Net income (loss)                                               $ 35  $ 65 $ (1)
                                                                ====  ==== ====




            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                   CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                                             ACCUMULATED
                                                                        ADDITIONAL              OTHER
                                                                 COMMON  PAID-IN   RETAINED COMPREHENSIVE
                                                                 STOCK   CAPITAL   EARNINGS INCOME (LOSS) TOTAL
                                                                 ------ ---------- -------- ------------- -----
Balance at January 1, 2003                                         $6      $431      $ 40       $  7      $484
Capital contribution                                                         56                             56
Comprehensive income (loss):
 Net loss                                                                              (1)                  (1)
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                             14        14
                                                                                                          ----
 Comprehensive income (loss)                                                                                13
                                                                 ---------------------------------------------
Balance at December 31, 2003                                        6       487        39         21       553
Capital contribution                                                        110                            110
Sale of subsidiary                                                          (11)                           (11)
Comprehensive income (loss):
 Net income                                                                            65                   65
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                            (15)      (15)
                                                                                                          ----
 Comprehensive income (loss)                                                                                50
                                                                 ---------------------------------------------
Balance at December 31, 2004                                        6       586       104          6       702
Comprehensive income (loss):
 Net Income                                                                            35                   35
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                            (10)      (10)
                                                                                                          ----
 Comprehensive income (loss)                                                                                25
                                                                 ---------------------------------------------
Balance at December 31, 2005                                       $6      $586      $139       $ (4)     $727
                                                                 =============================================



            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                                                      2005     2004     2003
                                                                                                    -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                                   $    35  $    65  $    (1)
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
   Amortization of premiums and accretion of discounts associated with investments, net                   8       12        9
   (Gains) losses from sales of investments, net                                                          6      (36)      25
   Interest credited to policyholder account balances                                                   120      147      171
   Universal life and investment-type product policy fees                                              (115)    (107)     (79)
   Change in accrued investment income                                                                   (3)       5       (3)
   Change in premiums and other receivables                                                             (77)    (413)    (140)
   Change in deferred policy acquisition costs, net                                                     (29)     (77)     (98)
   Change in insurance-related liabilities                                                              125       26        2
   Change in income taxes payable                                                                        30        9       (9)
   Change in other assets                                                                                83       74       46
   Change in other liabilities                                                                            6      (30)     (65)
                                                                                                    -------  -------  -------
Net cash provided by (used in) operating activities                                                     189     (325)    (142)
                                                                                                    -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturities                                                                                   2,025      990    1,149
   Mortgage loans on real estate                                                                         67      137       49
   Real estate and real estate joint ventures                                                             2        1        -
 Purchases of:
   Fixed maturities                                                                                  (2,245)  (1,029)  (1,672)
   Mortgage loans on real estate                                                                          -      (41)      (1)
   Real estate and real estate joint ventures                                                             -        -       (1)
 Net change in short-term investments                                                                    24      116      (97)
 Proceeds from sales of businesses                                                                        -       20        -
 Net change in other invested assets                                                                     (6)      (1)     (14)
                                                                                                    -------  -------  -------
Net cash provided by (used in) investing activities                                                    (133)     193     (587)
                                                                                                    -------  -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES
 Policyholder account balances:
   Deposits                                                                                           1,355    1,811    2,180
   Withdrawals                                                                                       (1,589)  (1,864)  (1,978)
 Net change in payables for collateral under securities loaned transactions                              21      100      387
 Capital contribution                                                                                     -      110       56
                                                                                                    -------  -------  -------
Net cash provided by (used in) financing activities                                                    (213)     157      645
                                                                                                    -------  -------  -------
Change in cash and cash equivalents                                                                    (157)      25      (84)
Cash and cash equivalents, beginning of year                                                            174      149      233
                                                                                                    -------  -------  -------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                              $    17  $   174  $   149
                                                                                                    =======  =======  =======
Supplemental disclosures of cash flow information:
 Net cash paid (refunded) during the year:
   Income taxes                                                                                     $   (19) $    21  $     6
                                                                                                    =======  =======  =======

            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

      BUSINESS

      MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company, and subsidiaries (the "Company") is a wholly owned subsidiary of MetLife, Inc. ("MetLife"). The Company owns 100% of the outstanding shares of MetLife Investors Insurance Company of California ("MLIICCA"), a California domiciled life insurance company. On October 1, 2004 the Company was sold by COVA Corporation ("COVA"), a wholly owned subsidiary of MetLife, to MetLife.

      On October 1, 2004, First MetLife Investors Insurance Company ("FMLI") was sold to MetLife for $34 million in consideration. As a result, the Company recognized a decrease to equity of $11 million in paid in capital and $1 million in accumulated other comprehensive income. Total assets and liabilities of the entity sold at the date of sale were $920 million and $874 million, respectively. Total net income of the entity sold included in the consolidated statements of income was $2 million for both years ended December 31, 2004 and 2003.

      The Company markets and services variable annuities, single premium deferred annuities ("SPDA"), immediate annuities, term life, variable life and universal life insurance policies. The Company is licensed to do business in 46 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Single premium whole life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

      BASIS OF PRESENTATION

      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

      The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

      Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2005 presentation. Such reclassifications include, $100 million and $387 million relating to the net change in payable for collateral under securities loaned transactions which was reclassified from cash flows from investing activities to cash flows from financing activities on the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, respectively. Reflected in the consolidated balance sheets and the consolidated statements of cash flows is a reclassification of the reinsurance receivables. Premiums and other receivables and other liabilities

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      reclassifications on the consolidated balance sheets include $14 million at December 31, 2004. The net effect to the change in premiums and other receivables and the change in other liabilities on the consolidated statements of cash flows is $14 million and $69 million for the years ended December 31, 2004 and 2003, respectively.

      SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: (i) investment impairments; (ii) the fair value of investments in the absence of quoted market values; (iii) application of the consolidation rules to certain investments; (iv) the fair value of and accounting for derivatives; (v) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA"); (vi) the liability for future policyholder benefits; (vii) accounting for reinsurance transactions; and (viii) the liability for litigation and regulatory matters. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

      INVESTMENTS

      The Company's principal investments are in fixed maturities and mortgage loans on real estate, each of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and
      (viii) other subjective factors, including concentrations and

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
      (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into real estate joint ventures and other limited partnerships for which the Company may by deemed to be the primary beneficiary and, therefore, may by required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party. The Company was not deemed to be the primary beneficiary for any of its real estate joint ventures or limited partnerships as of December 31, 2005 and 2004.

      DERIVATIVES

      The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate under the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross profits, which generally are used to amortize such costs. VOBA reflects the estimated fair value of in-force contracts in a life insurance company acquisition and

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

      LIABILITY FOR FUTURE POLICY BENEFITS

      The Company establishes liabilities for amounts payable under insurance policies, including term life and traditional annuities. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, expenses, persistency, investment returns and inflation. Utilizing these assumptions, liabilities are established on a block of business basis.

      Differences between actual experience and the assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

      REINSURANCE

      The Company enters into reinsurance transactions as a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      LITIGATION

      The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular annual periods.

      SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS

      The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described in "-- Summary of Critical Accounting Estimates-Investments," about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

      The Company's review of its fixed maturities and equity securities for impairments also includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

      Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis. Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the mortgage loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral or the loan's market value if the loan is being sold. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics, for example, mortgage loans based on similar property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment. Real estate acquired upon foreclosure of commercial mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

      Policy loans are stated at unpaid principal balances.

      Short-term investments are stated at amortized cost, which approximates fair value.

      Other invested assets consist principally of derivatives carried at fair value as determined by quoted market prices or through the use of pricing models.

      DERIVATIVE FINANCIAL INSTRUMENTS

      Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, or other financial indices. Derivatives may be exchange traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage its various risks. Additionally, the Company can enter into income generation and replication derivatives as permitted by its Derivatives Use Plan. Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), as amended, changes in the fair value of the derivative are reported in net investment gains (losses).

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

      Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

      Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income (loss), a separate component of shareholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. The Company had no cash flow hedges during the years ended December 31, 2005, 2004, and 2003.

      In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company had no foreign operations, nor hedges for net investments in foreign operations during the years ended December 31, 2005, 2004 and 2003.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item;
      (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur;
      (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheets, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheets, with changes in its fair value recognized in the current period as net investment gains (losses).

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      DAC represents the costs of acquiring new and renewal insurance business that vary with, and is primarily related to, the production of that business are deferred. Such costs consist principally of commissions and agency and policy issue expenses. VOBA represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition.

      DAC is amortized with interest over the expected life of the contract for universal life and investment-type products. Generally, DAC is amortized in proportion to the present value of estimated profits from investment, mortality, expense margins and surrender charges. Interest rates used to compute the present value of estimated gross profits are based on rates in effect at the inception or acquisition of the contracts.

      Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC. This practice assumes that the expectation

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC. When appropriate, management revises its assumptions of the estimated gross profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

      DAC for non-participating term life and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

      Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

      SALES INDUCEMENTS

      The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

      GOODWILL

      Goodwill is the excess of cost over the fair value of net assets acquired and is included in Other Assets. The Company recognized no impairments of goodwill during the years ended December 31, 2005 and 2003. Goodwill was $33 million as of December 31, 2005 and 2004 and $34 million as of December 31, 2003. During 2004, dispositions of goodwill of $0.2 million is related to the sale of FMLI.

      Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      LIABILITY FOR FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

      Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. The interest rate for the aggregate future policy benefit liabilities average is 5%.

      Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2% to 8%.

      Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 2% to 14%, less expenses, mortality charges, and withdrawals.

      The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

      . Annuity guaranteed death benefit liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liabilities are consistent with those used for amortizing DAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poors 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      . Guaranteed income benefit liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating such guaranteed income benefit liabilities are consistent with those used for calculating the guaranteed death benefit liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates a percentage of the potential annuitizations that may be elected by the contractholder.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company offers certain variable annuity products with guaranteed minimum benefit riders as follows:

      . Guaranteed minimum withdrawal benefit riders ("GMWB"s) guarantee a policyholder return of the purchase payment plus a bonus amount via partial withdrawals, even if the account value is reduced to zero, provided that the policyholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract. When an additional purchase payment is made, the guaranteed withdrawal amount is set equal to the greater of (i) the guaranteed withdrawal amount before the purchase payment or (ii) the benefit base after the purchase payment. The benefit base increases by additional purchase payments plus a bonus amount and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also change as a result of an optional reset as defined in the contract. The benefit base can be reset to the account balance on the date of the reset if greater than the benefit base before the reset. The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product. The risk associated with GMWBs was transferred to an affiliate through a financial reinsurance agreement. The fair value of GMWBs, included in policyholder account balances, and the financing agreement, included in premiums and other receivables, were both $1 million at December 31, 2005.

      The fair value of the GMWBs is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits. GMWBs are reported in policyholder account balances and the changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

      OTHER POLICYHOLDER FUNDS

      Other policyholder funds includes policy and contract claims and unearned policy and contract fees.

      RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

      Premiums related to term life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

      OTHER REVENUES

      Other revenues include reinsurance financing fees and advisory fees. Such fees are recognized in the period in which services are performed.

      FEDERAL INCOME TAXES

      The Company and its includable life insurance subsidiary file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. The Company filed a consolidated return for 2004 with MLIICCA and FMLI. The operations of FMLI included in the 2004 consolidated return were through September 30, 2004, and after that time FMLI filed a separate standalone return. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheets dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

      REINSURANCE

      The Company has reinsured certain of its insurance contracts with other insurance companies under various agreements. For reinsurance contracts that transfer sufficient underwriting risk, reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts due from reinsurers, for long-duration arrangements, are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

      The Company enters into financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in premiums and other receivables. The amount of revenue on these contracts represents fees and other cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

      SEPARATE ACCOUNTS

      Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Effective with the adoption of Statement of Position 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS ("SOP 03-1"), on January 1, 2004, the Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
      (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. In connection with the adoption of SOP 03-1, there was no material impact on the Company's reporting of separate accounts. See "-- Application of Recent Accounting Pronouncements."

      The Company's revenues reflect fees charged to the separate accounts, primarily including policy administration fees and investment management fees.

      EMPLOYEE BENEFIT PLANS

      The Company participates in a noncontributory defined benefit pension plan sponsored by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate, covering employees who meet specified eligibility requirements. The reported expense associated with this plan requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by Metropolitan Life. Metropolitan Life's management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm. These assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity. The Company's share of net expense for the pension plan was insignificant for the years ended December 31, 2005, 2004, and 2003.

      APPLICATION OF RECENT ACCOUNTING PRONOUNCEMENTS

      In February 2006, the FASB issued SFAS No. 155, ACCOUNTING FOR CERTAIN HYBRID INSTRUMENTS ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS
      No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155 (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. SFAS 155 will be applied prospectively and is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company's consolidated financial statements. The FASB has issued additional guidance relating to derivative financial instruments as follows:

      . In June 2005, the FASB cleared SFAS 133 Implementation Issue No. B38, EMBEDDED DERIVATIVES: EVALUATION OF NET SETTLEMENT WITH RESPECT TO THE SETTLEMENT OF A DEBT INSTRUMENT THROUGH EXERCISE OF AN EMBEDDED PUT OPTION OR CALL OPTION ("Issue B38") and SFAS 133 Implementation Issue No. B39, EMBEDDED DERIVATIVES: APPLICATION OF PARAGRAPH 13(B) TO CALL OPTIONS THAT ARE EXERCISABLE ONLY BY THE DEBTOR ("Issue B39"). Issue B38 clarified that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarified that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issues B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, did not have a material impact on the Company's consolidated financial statements.

      . Effective October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36, EMBEDDED DERIVATIVES: MODIFIED COINSURANCE ARRANGEMENTS AND DEBT INSTRUMENTS THAT INCORPORATE CREDIT RISK EXPOSURES THAT ARE UNRELATED OR ONLY PARTIALLY RELATED TO THE CREDITWORTHINESS OF THE OBLIGOR UNDER THOSE INSTRUMENTS ("Issue B36"). Issue B36 concluded that (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements; and
          (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheets and changes in fair value are reported in income. Issue B36 did not have a material impact on the Company's consolidated financial statements.

      . Effective July 1, 2003, the Company adopted SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 149"). SFAS 149 amended and clarified the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain previously issued and effective guidance, SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a significant impact on its consolidated financial statements.

      In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1, ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION CONTRACTS AND FOR REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

      Effective July 1, 2005, the Company adopted SFAS No. 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

      In June 2005, the FASB completed its review of EITF Issue No. 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES ("SFAS 115"), that are impaired at the balance sheets date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FASB Staff Position ("FSP") 115-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

      In June 2005, the EITF reached consensus on Issue No. 04-5, DETERMINING WHETHER A GENERAL PARTNER, OR THE GENERAL PARTNERS AS A GROUP, CONTROLS A LIMITED PARTNERSHIP OR SIMILAR ENTITY WHEN

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      THE LIMITED PARTNERS HAVE CERTAIN RIGHTS ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

      In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on the Company's consolidated financial statements.

      Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, ACCOUNTING FOR INVESTMENTS IN LIMITED LIABILITY COMPANIES ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

      Effective January 1, 2004, the Company adopted SOP 03-1, as interpreted by a Technical Practice Aid ("TPA"), issued by the AICPA. SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In June 2004, the FASB released FSP No. 97-1, SITUATIONS IN WHICH PARAGRAPHS 17(B) AND 20 OF FASB STATEMENT NO. 97, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION CONTRACTS AND FOR REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS, PERMIT OR REQUIRE ACCRUAL OF AN UNEARNED REVENUE LIABILITY ("FSP 97-1"), which included clarification that unearned revenue liabilities should be considered in determining the necessary insurance benefit liability required under SOP 03-1. Since the Company had considered unearned revenue in determining its SOP 03-1 benefit liabilities, FSP 97-1 did not impact its consolidated financial statements. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased future policyholder benefits for various guaranteed minimum death and income benefits, net of DAC and unearned revenue liability offsets under certain variable annuity contracts by approximately $1 million, net of income tax, which has been reported as a cumulative effect of a change in accounting. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of adoption.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Effective January 1, 2003, the Company adopted FIN No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 7.

      Effective January 1, 2003, the Company adopted SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING ("EITF 94-3"). As required by SFAS 146, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

      Effective January 1, 2003, the Company adopted SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2.  INVESTMENTS

      FIXED MATURITIES BY SECTOR AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables set forth the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector and equity securities, the percentage of the total fixed maturities holdings that each sector represents and the percentage of the total equity securities at:

                                                DECEMBER 31, 2005
                                       ------------------------------------------
                                        COST OR  GROSS UNREALIZED ESTIMATED
                                       AMORTIZED ----------------   FAIR    % OF
                                         COST    GAIN     LOSS      VALUE   TOTAL
                                       --------- ----     ----    --------- -----
                                                  (IN MILLIONS)
     U.S. corporate securities          $  932   $ 6      $11      $  927    39.5%
     Residential mortgage-backed
       securities                          582     3        5         580    24.7
     Foreign corporate securities          175     2        2         175     7.5
     U.S. treasury / agency securities     153     1        -         154     6.5
     Commercial mortgage-backed
       securities                          297     -        6         291    12.4
     Asset-backed securities               174     1        1         174     7.4
     Foreign government securities          40     4        1          43     1.8
     State and political subdivision
       securities                            4     -        -           4     0.2
                                        ------   ---      ---      ------   -----
       Total fixed maturities           $2,357   $17      $26      $2,348   100.0%
                                        ======   ===      ===      ======   =====
     Equity securities                  $    1   $ -      $ -      $    1   100.0%
                                        ======   ===      ===      ======   =====

                                                DECEMBER 31, 2004
                                       ------------------------------------------
                                        COST OR  GROSS UNREALIZED ESTIMATED
                                       AMORTIZED ----------------   FAIR    % OF
                                         COST    GAIN     LOSS      VALUE   TOTAL
                                       --------- ----     ----    --------- -----
                                                  (IN MILLIONS)
     U.S. corporate securities          $  946   $16      $ 3      $  959    43.8%
     Residential mortgage-backed
       securities                          384     3        1         386    17.6
     Foreign corporate securities          104     3        1         106     4.8
     U.S. treasury / agency securities     276     -        1         275    12.6
     Commercial mortgage-backed
       securities                          259     1        2         258    11.8
     Asset-backed securities               185     1        1         185     8.5
     Foreign government securities          15     1        -          16     0.7
     State and political subdivision
       securities                            4     -        -           4     0.2
                                        ------   ---      ---      ------   -----
       Total fixed maturities           $2,173   $25      $ 9      $2,189   100.0%
                                        ======   ===      ===      ======   =====
     Equity securities                  $    1   $ -      $ -      $    1   100.0%
                                        ======   ===      ===      ======   =====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company held foreign currency derivatives with notional amounts of $4 million and $1 million to hedge exchange risk associated with foreign bonds and loans at December 31, 2005 and 2004, respectively.

      Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

      The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $128 million and $55 million at December 31, 2005 and 2004, respectively. These securities had a net unrealized gain of $4 million and $2 million at December 31, 2005 and 2004, respectively. Non-income producing fixed maturities were less than $1 million at December 31, 2005. There were no non-income producing fixed maturities at December 31, 2004. There were no significant unrealized gains (losses) associated with non-income producing fixed maturities for both years ended December 31, 2005 and 2004.

      The cost or amortized cost and estimated fair value of bonds at December 31, 2005 and 2004, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                  DECEMBER 31,
                                     ---------------------------------------
                                            2005                2004
                                     ------------------- -------------------
                                      COST OR  ESTIMATED  COST OR  ESTIMATED
                                     AMORTIZED   FAIR    AMORTIZED   FAIR
                                       COST      VALUE     COST      VALUE
                                     --------- --------- --------- ---------
                                                  (IN MILLIONS)
    Due in one year or less           $  121    $  121    $  171    $  173
    Due after one year through five
      years                              605       601       881       889
    Due after five years through ten
      years                              407       407       208       211
    Due after ten years                  171       174        85        87
                                      ------    ------    ------    ------
      Subtotal                         1,304     1,303     1,345     1,360
    Mortgage-backed, commercial
      mortgage-backed and other
      asset-backed securities          1,053     1,045       828       829
                                      ------    ------    ------    ------
      Total fixed maturities          $2,357    $2,348    $2,173    $2,189
                                      ======    ======    ======    ======

      Bonds not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Sales or disposals of fixed maturities and equity securities classified as available-for-sale were as follows:

                                          YEARS ENDED DECEMBER 31,
                                          -----------------------
                                           2005     2004    2003
                                           ------   ----    ----
                                             (IN MILLIONS)
                  Proceeds                $1,645    $353    $712
                  Gross investment gains  $    2    $ 34    $  8
                  Gross investment losses $  (19)   $ (5)   $ (7)

      There were insignificant investment writedowns during 2005. Gross investment losses above exclude writedowns recorded during 2004 and 2003 for other than temporarily impaired available-for-sale fixed maturities and equity securities of $2 million and $22 million, respectively.

      The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment or are attributable to declines in fair value occurring in the period of disposition.

      UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables show the estimated fair values and gross unrealized losses of the Company's fixed maturities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                                                    DECEMBER 31, 2005
                                            -----------------------------------------------------------------
                                                                   EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS             TOTAL
                                            --------------------- --------------------- ---------------------
                                                         GROSS                 GROSS                 GROSS
                                            ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                                            FAIR VALUE    LOSS    FAIR VALUE    LOSS    FAIR VALUE    LOSS
                                            ---------- ---------- ---------- ---------- ---------- ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities                     $  483      $ 9        $ 87        $2       $  570      $11
Residential mortgage-backed securities           363        4          41         1          404        5
Foreign corporate securities                      95        1          24         1          119        2
U.S. treasury / agency securities                 83        -           -         -           83        -
Commercial mortgage-backed securities            254        5          30         1          284        6
Asset-backed securities                           86        1           6         -           92        1
Foreign government securities                      6        1           -         -            6        1
State and political subdivision securities         4        -           -         -            4        -
                                              ------      ---        ----        --       ------      ---
 Total fixed maturities                       $1,374      $21        $188        $5       $1,562      $26
                                              ======      ===        ====        ==       ======      ===
Total number of securities in an unrealized
  loss position                                  220                   58                    278
                                              ======                 ====                 ======

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                    DECEMBER 31, 2004
                                            -----------------------------------------------------------------
                                                                   EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS             TOTAL
                                            --------------------- --------------------- ---------------------
                                                         GROSS                 GROSS                 GROSS
                                            ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                                            FAIR VALUE    LOSS    FAIR VALUE    LOSS    FAIR VALUE    LOSS
                                            ---------- ---------- ---------- ---------- ---------- ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities                      $402        $3        $ 9         $-       $  411       $3
Residential mortgage-backed securities          130         1         21          -          151        1
Foreign corporate securities                     27         -         12          1           39        1
U.S. treasury / agency securities               156         1          -          -          156        1
Commercial mortgage-backed securities           177         1         26          1          203        2
Asset-backed securities                          67         1          -          -           67        1
                                               ----        --        ---         --       ------       --
 Total fixed maturities                        $959        $7        $68         $2       $1,027       $9
                                               ====        ==        ===         ==       ======       ==
Total number of securities in an unrealized
  loss position                                 212                   14                     226
                                               ====                  ===                  ======

      The Company did not have equity securities in an unrealized loss position at either December 31, 2005 or 2004.

      AGING OF GROSS UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables present the cost or amortized cost, gross unrealized losses and number of securities for fixed maturities and equity securities at December 31, 2005 and 2004, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more for:

                                                                   DECEMBER 31, 2005
                                                   --------------------------------------------------
                                                   COST OR AMORTIZED GROSS UNREALIZED    NUMBER OF
                                                         COST             LOSSES         SECURITIES
                                                   ----------------  ---------------- ----------------
                                                   LESS THAN  20% OR LESS THAN 20% OR LESS THAN 20% OR
                                                      20%      MORE     20%     MORE     20%     MORE
                                                   ---------  ------ --------- ------ --------- ------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months                                $1,128      $2      $14      $1      181      1
Six months or greater but less than nine months         86       -        2       -        1      -
Nine months or greater but less than twelve months     179       -        4       -       37      -
Twelve months or greater                               193       -        5       -       58      -
                                                    ------      --      ---      --      ---      -
 Total                                              $1,586      $2      $25      $1      277      1
                                                    ======      ==      ===      ==      ===      =

                                                                   DECEMBER 31, 2004
                                                   --------------------------------------------------
                                                   COST OR AMORTIZED GROSS UNREALIZED    NUMBER OF
                                                         COST             LOSSES         SECURITIES
                                                   ----------------  ---------------- ----------------
                                                   LESS THAN  20% OR LESS THAN 20% OR LESS THAN 20% OR
                                                      20%      MORE     20%     MORE     20%     MORE
                                                   ---------  ------ --------- ------ --------- ------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months                                $  713      $-      $4       $-      148      -
Six months or greater but less than nine months        212       -       3        -       53      -
Nine months or greater but less than twelve months      41       -       -        -       11      -
Twelve months or greater                                70       -       2        -       13      1
                                                    ------      --      --       --      ---      -
 Total                                              $1,036      $-      $9       $-      225      1
                                                    ======      ==      ==       ==      ===      =

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      As of December 31, 2005, $25 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities. As of December 31, 2004, $9 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented less than 1% of the cost or amortized cost of such securities.

      As of December 31, 2005, $1 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 50% of the cost or amortized cost of such securities. Such unrealized losses have been in an unrealized loss position for a period of less than six months. As of December 31, 2004, the unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost were less than $1 million.

      As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. The increase in the unrealized losses during 2005 is principally driven by an increase in interest rates during the year. Based upon the Company's evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the year, and the Company's intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover; the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

      SECURITIES LENDING PROGRAM

      The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $487 million and $472 million and an estimated fair value of $488 million and $475 million were on loan under the program at December 31, 2005 and 2004, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $508 million and $487 million at December 31, 2005 and 2004, respectively. Securities loaned transactions are accounted for as financing arrangements on the Company's consolidated balance sheets and consolidated statements of cash flows and the income and expenses associated with the program are reported in net investment income as investment income and investment expenses, respectively. There was no security collateral at December 31, 2005 and 2004 on deposit from customers in connection with securities lending transactions.

      ASSETS ON DEPOSIT

      The Company had investment assets on deposit with regulatory agencies with a fair market value of $6 million at both December 31, 2005 and 2004, consisting primarily of fixed maturity securities.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      MORTGAGE LOANS ON REAL ESTATE

      Mortgage loans on real estate were categorized as follows:

                                                   DECEMBER 31,
                                                   ------------
                                                   2005    2004
                                                   ----    ----
                                                   (IN MILLIONS)
                   Commercial mortgage loans       $65     $131
                   Less: Valuation allowances        -        1
                                                   ---     ----
                     Mortgage loans on real estate $65     $130
                                                   ===     ====

      Mortgage loans are collateralized by properties in the United States. At December 31, 2005, approximately 31%, 19% and 13% of the properties were located in California, Texas and Pennsylvania, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

      Changes in loan valuation allowances for mortgage loans on real estate were as follows:

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
                                              2005     2004    2003
                                              ----     ----    ----
                                              (IN MILLIONS)
                   Balance, beginning of year $ 1      $ 1      $1
                   Additions                    -        1       -
                   Deductions                  (1)      (1)      -
                                              ---      ---      --
                   Balance, end of year       $ -      $ 1      $1
                                              ===      ===      ==

      There were no impaired mortgage loans on real estate at December 31, 2005 and 2004.

      The Company's average investment in impaired loans was insignificant for the year ended December 31, 2005. The average investment in impaired loans was $1 million and $4 million for the years ended December 31, 2004 and 2003, respectively. The Company did not recognize interest income on impaired loans for the year ended December 31, 2005. Interest income on impaired loans was $1 million and less than $1 million for the years ended December 31, 2004 and 2003, respectively.

      The Company did not have restructured loans at December 31, 2005 and 2004.

      There were no mortgage loans on real estate with scheduled payments of 60 days or more past due or in foreclosure at December 31, 2005 and 2004.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      REAL ESTATE JOINT VENTURES

      Real estate joint ventures held-for-investment at December 31, 2005 and 2004 were $3 million and $5 million, respectively.

      At December 31, 2005, 100% of the Company's real estate holdings consisted of office buildings located in Illinois.

      NET INVESTMENT INCOME

      The components of net investment income were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2005     2004    2003
                                                          ----     ----    ----
                                                          (IN MILLIONS)
        Fixed maturities                                  $114     $111    $114
        Mortgage loans on real estate                        9       20      22
        Policy loans                                         3        2       2
        Cash, cash equivalents and short-term investments    6        7       9
                                                            ----    ----    ----
          Total                                            132      140     147
        Less: Investment expenses                           18        6       4
                                                            ----    ----    ----
          Net investment income                           $114     $134    $143
                                                            ====    ====    ====

      NET INVESTMENT GAINS (LOSSES)

      Net investment gains (losses) were as follows:

                                                YEARS ENDED DECEMBER 31,
                                                -----------------------
                                                2005     2004    2003
                                                ----     ----    ----
                                                 (IN MILLIONS)
                Fixed maturities                $(17)    $27     $(21)
                Mortgage loans on real estate      1      10        -
                Derivatives                       12      (1)      (4)
                Other                             (2)      -        -
                                                 ----    ---      ----
                  Net investment gains (losses) $ (6)    $36     $(25)
                                                 ====    ===      ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      NET UNREALIZED INVESTMENT GAINS (LOSSES)

      The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      -----------------------
                                                      2005    2004    2003
                                                      ----    ----    ----
                                                       (IN MILLIONS)
           Fixed maturities                           $(9)    $16     $ 68
           Amounts related to:
             DAC and VOBA                               3      (7)     (36)
           Deferred income taxes                        2      (3)     (11)
                                                      ---     ---      ----
             Net unrealized investment gains (losses) $(4)    $ 6     $ 21
                                                      ===     ===      ====

      The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -----------------------
                                                              2005     2004     2003
                                                              ----     ----     ----
                                                               (IN MILLIONS)
  Balance, beginning of year                                  $  6     $ 21     $ 7
  Unrealized investment gains (losses) during the year         (25)     (54)     28
  Unrealized investment gains of subsidiaries at date of sale    -        2       -
  Unrealized investment (losses) gains related to:
    DAC and VOBA                                                10       29      (7)
  Deferred income taxes                                          5        8      (7)
                                                               ----     ----    ---
  Balance, end of year                                        $ (4)    $  6     $21
                                                               ====     ====    ===
  Net change in unrealized investment gains (losses)          $(10)    $(15)    $14
                                                               ====     ====    ===

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


3.  DERIVATIVE FINANCIAL INSTRUMENTS

      TYPES OF DERIVATIVE INSTRUMENTS

      The following table provides a summary of the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2005           DECEMBER 31, 2004
                        --------------------------- ---------------------------
                                 CURRENT MARKET OR           CURRENT MARKET OR
                                     FAIR VALUE                  FAIR VALUE
                        NOTIONAL ------------------ NOTIONAL ------------------
                         AMOUNT  ASSETS LIABILITIES  AMOUNT  ASSETS LIABILITIES
                        -------- ------ ----------- -------- ------ -----------
                                             (IN MILLIONS)
 Interest rate swaps     $    2   $ -       $-       $    7   $ -       $3
 Interest rate floors     2,460    28        -        1,260    15        -
 Financial futures           86     -        1          108     -        1
 Foreign currency swaps       4     -        -            1     -        -
 Credit default swaps        30     -        -           10     -        -
                         ------   ---       --       ------   ---       --
    Total                $2,582   $28       $1       $1,386   $15       $4
                         ======   ===       ==       ======   ===       ==

      The above table does not include notional values for equity variance swaps. At December 31, 2005 and 2004, the Company owned 2,500 and 0 equity variance swaps contracts, respectively. Market values for equity variance swaps are insignificant and were not included in the preceding table.

      The following table provides a summary of the notional amounts of derivative financial instruments by maturity at December 31, 2005:

                                            REMAINING LIFE
                          ---------------------------------------------------
                                      AFTER ONE  AFTER FIVE
                                         YEAR       YEARS
                          ONE YEAR OR  THROUGH   THROUGH TEN AFTER TEN
                             LESS     FIVE YEARS    YEARS      YEARS   TOTAL
                          ----------- ---------- ----------- --------- ------
                                             (IN MILLIONS)
   Interest rate swaps        $ -        $ -       $    2       $-     $    2
   Interest rate floors         -          -        2,460        -      2,460
   Financial futures           86          -            -        -         86
   Foreign currency swaps       -          1            3        -          4
   Credit default swaps         -         30            -        -         30
                              ---        ---       ------       --     ------
      Total                   $86        $31       $2,465       $-     $2,582
                              ===        ===       ======       ==     ======

      Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

      The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

      Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

      In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

      Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted in interest rates and they can be used to modify or hedge existing interest rate risk.

      Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

      Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. As noted above, equity variance swaps are not included in the preceding table.

      Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

      HEDGING

      The table below provides a summary of the notional amount and fair value of derivatives by type of hedge designation at:

                         DECEMBER 31, 2005           DECEMBER 31, 2004
                    --------------------------- ---------------------------
                                 FAIR VALUE                  FAIR VALUE
                    NOTIONAL ------------------ NOTIONAL ------------------
                     AMOUNT  ASSETS LIABILITIES  AMOUNT  ASSETS LIABILITIES
                    -------- ------ ----------- -------- ------ -----------
                                         (IN MILLIONS)
     Non-qualifying  $2,582   $28       $1       $1,386   $15       $4
                     ======   ===       ==       ======   ===       ==

      The following table provides the settlement payments recorded in income for the:

                                                  YEARS ENDED DECEMBER 31,
                                                  -----------------------
                                                  2005         2004
                                                  ----         ----
                                                  (IN MILLIONS)
                    Non-qualifying hedges:
                    Net investment gains (losses)  $1          $(1)
                                                   ==          ===

      The Company recognized insignificant net investment income (expense) from qualifying hedge settlement payments and insignificant net investment gains (losses) from non-qualifying hedge settlement payments for the year ended December 31, 2003.

      FAIR VALUE HEDGES

      The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments;
      (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

      The Company did not have any fair value hedges during the years ended December 31, 2005 or 2004. The Company recognized ($4) million in net investment gains (losses) representing the ineffective portion of all fair value hedges for the year ended December 31, 2003.

      All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness for the year December 31, 2003. There were no instances in which the Company

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

      NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

      The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging:
      (i) interest rate swaps, purchased floors, and interest rate futures to minimize its exposure to interest rate volatility; (ii) foreign currency swaps to minimize its exposure to adverse movements in exchange rates;
      (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) credit default swaps to diversify its credit risk exposure in certain portfolios; (v) equity variance swaps to economically hedge liabilities; (vi) interest rate futures to economically hedge liabilities embedded in certain variable annuity products.

      For the years ended December 31, 2005 and 2004 the Company recognized as net investment gains (losses) changes in fair value of $11 million and ($4) million related to derivatives that do not qualify for hedge accounting. For the year ended December 31, 2003 the Company recognized insignificant net investment gains (losses) related to changes in fair value of derivatives that do not qualify for hedge accounting.

      CREDIT RISK

      The Company may be exposed to credit related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

      The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


4.  INSURANCE

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      Information regarding DAC and VOBA for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                 DEFERRED
                                                  POLICY    VALUE OF
                                                ACQUISITION BUSINESS
                                                   COSTS    ACQUIRED TOTAL
                                                ----------- -------- -----
                                                      (IN MILLIONS)
     Balance at January 1, 2003                    $224       $193   $417
       Capitalizations                              132          -    132
                                                   ----       ----   ----
           Total                                    356        193    549
                                                   ----       ----   ----
       Less amortization related to:
         Net investment gains (losses)               (4)        (2)    (6)
         Unrealized investment gains (losses)         6          1      7
         Other expenses                              20         19     39
                                                   ----       ----   ----
           Total amortization                        22         18     40
                                                   ----       ----   ----
     Balance at December 31, 2003                   334        175    509
       Capitalizations                              126          -    126
                                                   ----       ----   ----
           Total                                    460        175    635
                                                   ----       ----   ----
       Less amortization related to:
         Net investment gains (losses)                2          3      5
         Unrealized investment gains (losses)       (15)       (14)   (29)
         Other expenses                              41          3     44
                                                   ----       ----   ----
           Total amortization                        28         (8)    20
                                                   ----       ----   ----
       Less: Dispositions and other                 (41)        (1)   (42)
                                                   ----       ----   ----
     Balance at December 31, 2004                   391        182    573
       Capitalizations                               66          -     66
                                                   ----       ----   ----
           Total                                    457        182    639
                                                   ----       ----   ----
       Less amortization related to:
         Unrealized investment gains (losses)        (4)        (6)   (10)
         Other expenses                              12         25     37
                                                   ----       ----   ----
           Total amortization                         8         19     27
                                                   ----       ----   ----
     Balance at December 31, 2005                  $449       $163   $612
                                                   ====       ====   ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The estimated future amortization expense for the next five years allocated to other expenses for VOBA is $14 million in 2006, $14 million in 2007, $13 million in 2008, $13 million in 2009, and $13 million in 2010.

      Amortization of DAC and VOBA is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

      SALES INDUCEMENTS

      Changes in deferred sales inducements, which are reported within other assets in the consolidated balance sheets, are as follows:

                                              YEARS ENDED DECEMBER 31,
                                              -----------------------
                                              2005        2004
                                              ----        ----
                                              (IN MILLIONS)
                       Balance at January 1   $59         $ 50
                       Capitalization          19           25
                       Amortization            (3)          (5)
                       Dispositions             -          (11)
                                              ---            ----
                       Balance at December 31 $75         $ 59
                                              ===            ====

      GUARANTEES

      The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits") and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company had the following types of guarantees relating to annuity contracts at:

                                                   DECEMBER 31,
                           ---------------------------------------------------------
                                        2005                           2004
                           --------------------------     --------------------------
                           IN THE EVENT        AT         IN THE EVENT        AT
                             OF DEATH     ANNUITIZATION     OF DEATH     ANNUITIZATION
                           ------------   -------------   ------------   -------------
                                                   (IN MILLIONS)
RETURN OF NET DEPOSITS
  Account value             $   1,333           N / A      $     791           N / A
  Net amount at risk        $       1 (1)       N / A      $       1 (1)       N / A
  Average attained age of
  contractholders            64 years           N / A       62 years           N / A
ANNIVERSARY CONTRACT VALUE
  OR MINIMUM RETURN
  Account value             $   7,451       $   4,414      $   6,933       $   3,623
  Net amount at risk        $     160 (1)   $      30 (2)  $     188 (1)   $      19 (2)
  Average attained age of
  contractholders            64 years        60 years       64 years        59 years

      --
      (1) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheets date.
      (2) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

      The net amount at risk is based on the direct amount at risk (excluding reinsurance).

      The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

      The Company has guaranteed death and annuitization benefit liabilities on its annuity contracts of $17 million and $9 million, at December 31, 2005 and 2004, respectively. The Company reinsures 100% of this liability with an affiliate and has corresponding recoverables from reinsurers for the same amounts. Therefore, the Company has no net liability at December 31, 2005 and 2004.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows at:

                                            DECEMBER 31,
                                            -------------
                                             2005   2004
                                            ------ ------
                                            (IN MILLIONS)
                      Mutual Fund Groupings
                        Equity              $6,247 $5,211
                        Bond                   532    608
                        Balanced               439    411
                        Money Market            67     58
                        Specialty               84     90
                                            ------ ------
                          TOTAL             $7,369 $6,378
                                            ====== ======

      SEPARATE ACCOUNTS

      Separate account assets and liabilities include pass-through separate accounts totaling $7,529 million and $6,546 million at December 31, 2005 and 2004, respectively, for which the policyholder assumes all investment risk.

      Fees charged to the separate accounts by the Company (primarily including policy administration fees and investment management fees) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $93 million, $88 million and $65 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      For both the years ended December 31, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.  REINSURANCE

      The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new life insurance policies primarily on an excess of retention basis or a quota share basis.
      Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

      In addition to reinsuring mortality risk as described above, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks to limit its exposure to

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      particular travel, avocation and lifestyle hazards. The Company reinsures 90% of its new production of fixed annuities to an affiliate. Also, the Company reinsures 100% of the riders containing benefit guarantees related to variable annuities to an affiliate.

      The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

      The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               -----------------------
                                                               2005     2004    2003
                                                               ----     ----    ----
                                                               (IN MILLIONS)
   Direct premiums earned                                      $122     $20     $11
   Reinsurance ceded                                              -      (1)     (4)
                                                                 ----   ---     ---
   Net premiums earned                                         $122     $19     $ 7
                                                                 ====   ===     ===
   Reinsurance recoveries netted against policyholder benefits
     and claims                                                $  -     $ 3     $ -
                                                                 ====   ===     ===

      Written premiums are not materially different than earned premiums presented in the preceding table.

      Reinsurance recoverables, included in premiums and other receivables, were insignificant at December 31, 2005 and 2004.

6.  INCOME TAXES

      The provision (benefit) for income taxes was as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                                   2005    2004    2003
                                                   ----    ----    ----
                                                    (IN MILLIONS)
              Current:
                Federal                             $4     $(6)    $  9
              Deferred:
                Federal                              5      33      (12)
                                                    --     ---      ----
              Provision (benefit) for income taxes  $9     $27     $ (3)
                                                    ==     ===      ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Reconciliations of the income tax provision at the U.S. statutory rate to the provision (benefit) for income taxes as reported were as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                                   2005     2004    2003
                                                   ----     ----    ----
                                                   (IN MILLIONS)
              Tax provision at U.S. statutory rate $15      $32     $(1)
              Tax effect of:
                Tax exempt investment income        (6)      (5)     (2)
                                                   ---      ---     ---
              Provision (benefit) for income taxes $ 9      $27     $(3)
                                                   ===      ===     ===

      Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                        DECEMBER 31,
                                                        ------------
                                                        2005   2004
                                                        ----   ----
                                                        (IN MILLIONS)
             Deferred income tax assets:
               Policyholder liabilities and receivables $ 89   $ 99
               Net operating loss carryforwards           53     39
               Capital loss carryforwards                 16     10
               Tax credit carryforwards                    2      -
               Intangibles                                 2      3
               Net unrealized investment losses            2      -
               Other                                       2      -
                                                        ----   ----
                                                         166    151
                                                        ----   ----
             Deferred income tax liabilities:
               Investments                                12      7
               Deferred policy acquisition costs         190    176
               Net unrealized investment gains             -      3
               Other                                       -      1
                                                        ----   ----
                                                         202    187
                                                        ----   ----
             Net deferred income tax liability          $(36)  $(36)
                                                        ====   ====

      The Company has capital loss carryforwards of $44 million at December 31, 2005 which will expire between 2006 and 2010. The Company has net operating losses of $152 million which will expire between 2019 and 2020. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      All years through and including 2001 are closed and no longer subject to Internal Revenue Service audit. The years 2002 and forward are open and subject to audit. The Company believes that any adjustment that might be required for open years will not have a material effect on the Company's consolidated financial statements.

7.  CONTINGENCIES AND GUARANTEES

      CONTINGENCIES

      LITIGATION

      Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. It is possible that additional requests for information and/or investigations may be commenced. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

      MetLife, the parent of the Company, has received a number of subpoenas and other requests from the Office of the Attorney General of the State of New York seeking information regarding and relating to compensation agreements between insurance brokers and MetLife and its affiliates. MetLife also has received subpoenas, including sets of interrogatories, from the Office of the Attorney General of the State of Connecticut seeking similar information and documents. MetLife also has received a Civil Investigative Demand from the Office of the Attorney General for the State of Massachusetts seeking information and documents concerning bids and quotes that the Company submitted to potential customers in Massachusetts, the identity of agents, brokers, and producers to whom the Company submitted such bids or quotes, and communications with a certain broker. MetLife has received two subpoenas from the District Attorney of the County of San Diego, California. The subpoenas seek numerous documents including incentive agreements entered into with brokers. The Florida Department of Financial Services and the Florida Office of Insurance Regulation also have served subpoenas on MetLife asking for answers to interrogatories and document requests concerning topics that include compensation paid to intermediaries. The Office of the Attorney General for the State of Florida has also served a subpoena on MetLife seeking, among other things, copies of materials produced in response to the subpoenas discussed above. MetLife has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker, Universal Life Resources. The Insurance Commissioner of Oklahoma has served a subpoena, including a set of interrogatories, on MetLife seeking, among other things, documents and information concerning the compensation of insurance producers for insurance covering Oklahoma entities and persons. The Ohio Department of Insurance has requested documents from MetLife regarding a broker and certain Ohio public entity groups. Other insurance regulators have sent requests for information and documents to MetLife or its affiliates relating to broker

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      compensation. MetLife continues to cooperate fully with these inquiries and is responding to the subpoenas and other requests. MetLife is continuing to conduct an internal review of its commission payment practices. It is possible that additional requests for information and/or investigations may be commenced.

      Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      SUMMARY

      It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular annual periods.

      INSOLVENCY ASSESSMENTS

      Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for the years ended December 31, 2005, 2004 and 2003. The Company maintained a liability of $12 million, and a related asset for premium tax offsets of less than $1 million, at December 31, 2005 for undiscounted future assessments in respect of currently impaired, insolvent or failed insurers.

      GUARANTEES

      In the course of its business, the Company may provide certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company may

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      provide indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company may provide indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

      In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

      The Company's recorded liability at December 31, 2005 and 2004 for indemnities, guarantees and commitments is insignificant.

8.  EQUITY

      DIVIDEND RESTRICTIONS

      Under the Missouri Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay the greater of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since MLIIC's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2006 without prior approval of the insurance commissioner.

      There were no capital contributions received in 2005. MLIIC received cash capital contributions of $110 million from MetLife in 2004 and $56 million from COVA in 2003.

      STATUTORY EQUITY AND INCOME

      MLIIC's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      within certain levels, each of which requires specified corrective action. MLIIC exceeded the minimum risk-based capital requirements for all periods presented herein.

      The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance ("Department") has adopted codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of MLIIC.

      Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

      Statutory net income (loss) of MLIIC, a Missouri domiciled insurer, was $1 million, ($168) million and $40 million for the years ended
      December 31, 2005, 2004 and 2003, respectively. Statutory capital and surplus, as filed with the Department, was $175 million and $182 million at December 31, 2005 and 2004, respectively.

      OTHER COMPREHENSIVE INCOME

      The following table sets forth the reclassification adjustments required for the years ended December 31, 2005, 2004 and 2003 in other comprehensive income (loss) that are included as part of net income
      (loss) for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                                YEARS ENDED DECEMBER 31,
                                                                -----------------------
                                                                2005     2004    2003
                                                                ----     ----    ----
                                                                  (IN MILLIONS)
Holding losses on investments arising during the year           $(38)    $(40)   $ (5)
Income tax effect of holding losses                               13       14       2
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
    income                                                         4      (27)     23
  Amortization of premiums and accretion of and discounts
    associated with investments                                    9       13      10
  Income tax effect                                               (5)       5     (11)
Allocation of holding gains (losses) on investments relating to
  other policyholder amounts                                      10       29      (7)
Income tax effect of allocation of holding gains (losses) to
  other policyholder amounts                                      (3)     (10)      2
Unrealized investment gains of subsidiary at date of sale          -        2       -
Deferred income taxes on unrealized investment gains of
  subsidiary at date of sale                                       -       (1)      -
                                                                 ----     ----    ----
Other comprehensive income (loss)                               $(10)    $(15)   $ 14
                                                                 ====     ====    ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


9.  OTHER EXPENSES

      Other expenses were comprised of the following:

                                             YEARS ENDED DECEMBER 31,
                                             -----------------------
                                             2005     2004     2003
                                             ----     -----   -----
                                                (IN MILLIONS)
                Compensation                 $  1    $   1    $   1
                Commissions                    71      115      122
                Amortization of DAC and VOBA   37       49       33
                Capitalization of DAC         (66)    (126)    (132)
                Other                          60       60       56
                                              ----    -----   -----
                  Total other expenses       $103    $  99    $  80
                                              ====    =====   =====

10. FAIR VALUE INFORMATION

      The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

      Amounts related to the Company's financial instruments were as follows:

                                                               CARRYING ESTIMATED
DECEMBER 31, 2005                                               VALUE   FAIR VALUE
-----------------                                              -------- ----------
                                                                  (IN MILLIONS)
ASSETS:
  Fixed maturities                                              $2,348    $2,348
  Equity securities                                             $    1    $    1
  Mortgage loans on real estate                                 $   65    $   65
  Policy loans                                                  $   28    $   28
  Short-term investments                                        $   79    $   79
  Cash and cash equivalents                                     $   17    $   17
LIABILITIES:
  Policyholder account balances                                 $2,630    $2,516
  Payables for collateral under securities loaned transactions  $  508    $  508

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                        ESTIMATED
                                                               CARRYING   FAIR
DECEMBER 31, 2004                                               VALUE     VALUE
-----------------                                              -------- ---------
                                                                 (IN MILLIONS)
ASSETS:
  Fixed maturities                                              $2,189   $2,189
  Equity securities                                             $    1   $    1
  Mortgage loans on real estate                                 $  130   $  136
  Policy loans                                                  $   28   $   28
  Short-term investments                                        $  103   $  103
  Cash and cash equivalents                                     $  174   $  174
LIABILITIES:
  Policyholder account balances                                 $2,763   $2,710
  Payables for collateral under securities loaned transactions  $  487   $  487

      The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

      FIXED MATURITIES AND EQUITY SECURITIES

      The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

      MORTGAGE LOANS ON REAL ESTATE

      Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

      POLICY LOANS

      The carrying values for policy loans approximate fair value.

      CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

      The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      POLICYHOLDER ACCOUNT BALANCES

      The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

      PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED TRANSACTIONS

      The carrying values of payables under securities loaned transactions approximate fair value.

      DERIVATIVE FINANCIAL INSTRUMENTS

      The fair value of derivative instruments are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

11. RELATED PARTY TRANSACTIONS

      The Company is a party to a service agreement with its affiliate, Metropolitan Life, that provides for a broad range of services to be rendered. Metropolitan Life provides management services, employees, policy administration functions and investment advice necessary to conduct the activities of the Company. Services are requested by the Company as deemed necessary for its business and investment operations. The agreement involves a cost allocation arrangement, under which the Company pays for all expenses, direct and indirect, reasonably and equitably determined to be attributable to the services provided. MetLife Investors Group, Inc. ("MLIG") and MetLife Investors Distribution Company, provide distribution services to the Company. Expenses charged to the Company for these distribution services are limited to amounts that effectively equal pricing expense levels. This results in residual expenses reflected in the results of MLIG. Expenses and fees paid to affiliated companies in 2005, 2004 and 2003 by the Company, recorded in other expenses were $49 million, $53 million and $47 million, respectively.

      At December 31, 2005 and 2004, amounts due to/(from) affiliates of approximately ($19) million and ($13) million, respectively, relate primarily to Met Investors Advisory, LLC, FMLI, and MetLife Investors Distribution Company.

      Since the Company is a member of a controlled group of affiliated companies its results may not be indicative of those of a stand-alone entity.

      As of December 31, 2005 and 2004, respectively, the Company held $76 million and $103 million of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are recorded as short-term investments on the consolidated balance sheets of the Company.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer assets for the year ended December 31, 2005. The Company transferred assets with a cost or amortized cost and fair market value of $256 million and $288 million, respectively, for the year ended December 31, 2004. The realized capital gains (losses) recognized on these transfers was $32 million for the year ended December 31, 2004. There were no significant realized capital gains (losses) recognized on transfers for the year ended December 31, 2003. The Company purchased assets from affiliates with a fair market value of $4 million and $0 million for the years ended December 31, 2005 and 2004, respectively.

12. SUBSEQUENT EVENT

      Regulatory approval has been received for the merger of MLIICCA into the Company. This transaction is expected to occur on or about November 9, 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005, 2004 AND 2003
                                      AND
            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
General American Life Insurance Company

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of General American Life Insurance Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively, and recorded the impact as a cumulative effect of a change in accounting principle.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 25, 2006
(July 20, 2006 as to Note 17)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                               2005      2004
                                                              -------   -------
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value
     (amortized cost: $14,089 and $13,064, respectively)....  $15,086   $13,912
  Equity securities, at fair value (cost: $199 and $172,
     respectively)..........................................      201       178
  Mortgage loans on real estate.............................      896     1,090
  Policy loans..............................................    2,645     2,625
  Real estate and real estate joint ventures
     held-for-investment....................................       54        60
  Other limited partnership interests.......................       27        34
  Short-term investments....................................      153        86
  Other invested assets.....................................    3,391     2,846
                                                              -------   -------
          Total investments.................................   22,453    20,831
Cash and cash equivalents...................................      268       372
Accrued investment income...................................      169       165
Premiums and other receivables..............................    2,762     2,032
Deferred policy acquisition costs and value of business
  acquired..................................................    3,139     3,265
Other assets................................................      332       333
Separate account assets.....................................    2,783     3,068
                                                              -------   -------
          Total assets......................................  $31,906   $30,066
                                                              =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits....................................  $ 9,539   $ 8,897
  Policyholder account balances.............................    9,880     9,076
  Other policyholder funds..................................    1,903     1,827
  Policyholder dividends payable............................      106       113
  Long-term debt............................................      900       506
  Shares subject to mandatory redemption....................      159       158
  Current income taxes payable..............................       11        28
  Deferred income taxes payable.............................      696       635
  Payables for collateral under securities loaned and other
     transactions...........................................    1,383     1,461
  Other liabilities.........................................    1,683     1,635
  Separate account liabilities..............................    2,783     3,068
                                                              -------   -------
          Total liabilities.................................   29,043    27,404
                                                              -------   -------
Stockholder's Equity:
  Common stock, par value $1.00 per share; 5,000,000 shares
     authorized; 3,000,000 shares issued and outstanding....        3         3
  Additional paid-in capital................................    1,836     1,843
  Retained earnings.........................................      556       428
  Accumulated other comprehensive income....................      468       388
                                                              -------   -------
          Total stockholder's equity........................    2,863     2,662
                                                              -------   -------
          Total liabilities and stockholder's equity........  $31,906   $30,066
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005     2004     2003
                                                              ------   ------   ------
REVENUES
Premiums....................................................  $4,179   $3,713   $3,038
Universal life and investment-type product policy fees......     149      293      272
Net investment income.......................................   1,171    1,131    1,003
Other revenues..............................................      57       43       73
Net investment gains........................................      57       74       40
                                                              ------   ------   ------
          Total revenues....................................   5,613    5,254    4,426
                                                              ------   ------   ------
EXPENSES
Policyholder benefits and claims............................   3,714    3,203    2,645
Interest credited to policyholder account balances..........     374      400      361
Policyholder dividends......................................     171      173      198
Other expenses..............................................   1,147    1,256    1,073
                                                              ------   ------   ------
          Total expenses....................................   5,406    5,032    4,277
                                                              ------   ------   ------
Income from continuing operations before provision for
  income taxes..............................................     207      222      149
Provision for income taxes..................................      66       73       46
                                                              ------   ------   ------
Income from continuing operations...........................     141      149      103
Income (losses) from discontinued operations, net of income
  taxes.....................................................      --        1       (1)
                                                              ------   ------   ------
Income before cumulative effect of a change in accounting,
  net of income taxes.......................................     141      150      102
Cumulative effect of a change in accounting, net of income
  taxes.....................................................      --       15        1
                                                              ------   ------   ------
Net income..................................................  $  141   $  165   $  103
                                                              ======   ======   ======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                                                ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                               -----------------------------------------
                                                                                                  FOREIGN      MINIMUM
                                                       ADDITIONAL              NET UNREALIZED    CURRENCY      PENSION
                                  PREFERRED   COMMON    PAID-IN     RETAINED     INVESTMENT     TRANSLATION   LIABILITY
                                    STOCK     STOCK     CAPITAL     EARNINGS   GAINS (LOSSES)   ADJUSTMENT    ADJUSTMENT   TOTAL
                                  ---------   ------   ----------   --------   --------------   -----------   ----------   ------
Balance at January 1, 2003......    $ --        $3       $1,594       $207          $177            $(1)         $--       $1,980
  Issuance of preferred stock by
    subsidiary to the parent....      93                                                                                       93
  Issuance of shares by
    subsidiary..................                             24                                                                24
  Capital contribution..........                            131                                                               131
  Return of capital.............                             (3)                                                               (3)
  Dividends on common stock.....                                        (1)                                                    (1)
Comprehensive income (loss):
  Net income....................                                       103                                                    103
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                      72                                       72
    Foreign currency translation
      adjustments...............                                                                     25                        25
    Minimum pension liability
      adjustment................                                                                                  (5)          (5)
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                               92
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              195
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2003....      93         3        1,746        309           249             24           (5)       2,419
  Contribution of preferred
    stock by parent to
    subsidiary and retirement
    thereof.....................     (93)                                                                                     (93)
  Issuance of shares by
    subsidiary..................                              4                                                                 4
  Capital contribution..........                             93                                                                93
  Dividends on common stock.....                                       (40)                                                   (40)
  Dividends on preferred
    stock.......................                                        (6)                                                    (6)
Comprehensive income (loss):
  Net income....................                                       165                                                    165
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                     107                                      107
    Foreign currency translation
      adjustments...............                                                                     14                        14
    Minimum pension liability
      adjustment................                                                                                  (1)          (1)
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                              120
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              285
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2004....      --         3        1,843        428           356             38           (6)       2,662
Sale of subsidiary..............                              7                                                                 7
Dividends on common stock.......                                       (13)                                                   (13)
Comprehensive income (loss):
Equity transactions of majority
  owned subsidiary..............                            (14)                                                              (14)
  Net income....................                                       141                                                    141
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                      75                                       75
  Foreign currency translation
    adjustments.................                                                                      3                         3
  Minimum pension liability
    adjustment..................                                                                                   2            2
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                               80
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              221
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2005....    $ --        $3       $1,836       $556          $431            $41          $(4)      $2,863
                                    ====        ==       ======       ====          ====            ===          ===       ======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005      2004      2003
                                                              -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   141   $   165   $   103
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses.................       12        14        16
     Amortization of premiums and accretion of discounts
       associated with investments, net.....................      (11)      (17)      (50)
     (Gains) losses from sales of investments and business,
       net..................................................      (57)      (75)      (39)
     Interest credited to policyholder account balances.....      374       400       361
     Universal life and investment-type product policy
       fees.................................................     (149)     (293)     (272)
     Change in premiums and other receivables...............      (25)      151      (397)
     Change in deferred policy acquisitions costs, net......     (219)     (551)     (818)
     Change in insurance related liabilities................      874       722     1,785
     Change in income taxes payable.........................      (14)       90        65
     Change in other assets.................................      (99)       14        46
     Change in other liabilities............................       52       173       171
     Other, net.............................................       (2)      (16)      (10)
                                                              -------   -------   -------
Net cash provided by operating activities...................      877       777       961
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturities.......................................    5,353     5,411     5,439
     Equity securities......................................       --        16         5
     Mortgage loans on real estate..........................      194        90       167
     Real estate and real estate joint ventures.............        6        19        33
     Other limited partnership interests....................        2        --        --
  Purchases of:
     Fixed maturities.......................................   (6,686)   (6,783)   (7,404)
     Equity securities......................................      (28)      (29)      (39)
     Mortgage loans on real estate..........................      (38)     (223)     (284)
     Real estate and real estate joint ventures.............       (1)       (2)       (2)
     Other limited partnership interests....................       --        (1)       (1)
  Net change in short-term investments......................      (67)        4        18
  Proceeds from sales of businesses.........................       37        --        --
  Net change in other invested assets.......................     (521)     (572)     (711)
  Other, net................................................      (18)      (52)      (90)
                                                              -------   -------   -------
Net cash used in investing activities.......................  $(1,767)  $(2,122)  $(2,869)
                                                              -------   -------   -------

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005     2004      2003
                                                              ------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits...............................................   1,424     2,245     2,015
     Withdrawals............................................    (953)   (1,139)   (1,092)
  Net change in payables for collateral under securities
     loaned and other transactions..........................     (78)      282       500
  Net change in short-term debt.............................      --        --       (19)
  Long-term debt issued.....................................     397         8        70
  Long-term debt repaid.....................................      (3)       (4)       --
  Sale of subsidiary........................................       7        --        --
  Proceeds from offering of common stock by subsidiary,
     net....................................................      --        --       398
  Dividends on preferred stock..............................      --        (7)       --
  Dividends on common stock.................................     (13)      (40)       (1)
  Other, net................................................       5         3         8
                                                              ------   -------   -------
Net cash provided by financing activities...................     786     1,348     1,879
                                                              ------   -------   -------
Change in cash and cash equivalents.........................    (104)        3       (29)
Cash and cash equivalents, beginning of year................     372       369       398
                                                              ------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $  268   $   372   $   369
                                                              ======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest...............................................  $   48   $    49   $     5
                                                              ======   =======   =======
     Income taxes...........................................  $  143   $    36   $    42
                                                              ======   =======   =======
  Non-cash transactions during the year:
     Real estate acquired in satisfaction of debt...........  $   --   $    --   $    13
                                                              ======   =======   =======
     Transfer from funds withheld at interest to fixed
       maturities...........................................  $   --   $   606   $    --
                                                              ======   =======   =======
     Non-cash capital contribution from parent..............  $   --   $    93   $   131
                                                              ======   =======   =======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (the "Company"), is a wholly owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. In December 2004, GenAmerica Financial Corporation, the former parent of the Company, was merged into GenAmerica Financial, LLC, a subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"). Metropolitan Life is a wholly owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals, group insurance and reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, Africa and Australia.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American, Reinsurance Group of America ("RGA") and Paragon Life Insurance Company ("Paragon"). Intercompany accounts and transactions have been eliminated.

     The Company owned approximately 53% of RGA in 2005 and 52% in 2004 and 2003. See Note 9.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $1,200 million and $1,096 million at December 31, 2005 and 2004, respectively.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2005 presentation. Such reclassifications include $282 million and $500 million relating to the net change in payables for collateral under securities loaned and other transactions was reclassified from cash flows from investing activities to cash flows from financing activities on the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, respectively.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: (i) investment impairments; (ii) the fair value of investments in the absence of quoted market values; (iii) application of the consolidation rules to certain investments; (iv) the fair value of and accounting for derivatives; (v) the capitalization and amortization of deferred policy acquisition costs ("DAC") including value of business acquired ("VOBA"); (vi) the liability for future policyholder benefits; (vii) the liability for litigation and regulatory matters; and (viii) accounting for reinsurance transactions. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

Investments

     The Company's principal investments are in fixed maturities, equity securities and mortgage loans on real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into certain structured investment transactions, real estate joint ventures and limited partnerships for which the Company may be deemed to be the primary beneficiary and therefore, may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

Derivatives

     The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities. The Company can also purchase investment securities, issue certain insurance policies and engage in certain reinsurance contracts that have embedded derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate under the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. VOBA reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Liability for Future Policy Benefits

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Utilizing these assumptions, liabilities are established on a block of business basis.

     Differences between actual experience and the assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Litigation

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

SIGNIFICANT ACCOUNTING POLICIES

Investments

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described in "Summary of Critical Accounting Estimates--Investments," about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

     The Company's review of its fixed maturity and equity securities for impairments also includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

     Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis. Amortization of premium and accretion of discount on fixed maturity securities are recorded using the effective interest method.

     Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the mortgage loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral or the loan's market value if the loan is being sold. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics, for example, mortgage loans based on similar property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment.

     Real estate and real estate joint ventures held-for-investment, including related improvements, are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, the Company, if applicable, classifies the property as held-for-sale and reports the related net investment income and any resulting investment gains and losses as discontinued operations. Real estate and real estate joint ventures held-for-sale are stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate and real estate joint ventures held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

     Other invested assets consist principally of funds withheld at interest. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. Other invested assets also includes derivative revaluation gains and the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies. Interest on funds withheld is reported in net investment income in the consolidated financial statements.

     The Company participates in structured investment transactions, primarily structured notes. These transactions enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities through structured notes and similar instruments.

Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, or other financial indices. Derivatives may be exchange traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps and forwards, to manage its various risks. Additionally, the Company can enter into income generation and replication derivatives as permitted by its insurance Derivatives Use Plan. Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities("SFAS 133"), as amended, changes in the fair value of the derivative are reported in net investment gains (losses).

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffective are reported within net investment gains (losses). The Company had no hedges of net investments in foreign operations during the years ended December 31, 2005, 2004 and 2003.

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheets, and recorded currently in net investment

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheets, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheets at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheets at fair value, with changes in fair value recognized in the current period in net investment gains (losses).

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally forty years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $99 million and $110 million at December 31, 2005 and 2004, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $65 million and $69 million at December 31, 2005 and 2004, respectively. Related depreciation and amortization expense was $7 million, $6 million and $9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $57 million and $52 million at December 31, 2005 and 2004, respectively. Accumulated amortization of capitalized software was $30 million and $21 million at December 31, 2005 and 2004, respectively. Related amortization expense was $11 million, $8 million and $6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Policy Acquisition Costs and Value of Business Acquired

     DAC represents the deferred costs of acquiring new and renewal insurance business, which varies with, and is primarily related to, the production of that business. Such costs consist principally of commissions and agency and policy issue expenses. VOBA represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     DAC is amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, DAC and VOBA are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates used to compute the present value of estimated gross margins and profits are based on rates in effect at the inception or acquisition of the contracts.

     Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC and VOBA. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     DAC and VOBA for non-participating traditional life, non-medical health and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired and is included in other assets. Changes in goodwill are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Balance, beginning of year..................................   $134     $137     $153
Dispositions and other......................................     --       (3)     (16)
                                                               ----     ----     ----
Balance, end of year........................................   $134     $134     $137
                                                               ====     ====     ====

     Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values are determined using a market multiple or a discounted cash flow model.

Liability for Future Policy Benefits and Policyholder Account Balances

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), and (ii) the liability for terminal dividends.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 21% and 23% of the Company's life insurance in-force, and 41% and 45% of the number of life insurance policies in-force, at December 31, 2005 and 2004, respectively. Participating policies represented approximately 97%, 92% and 92% of gross life insurance premiums for the years ended December 31, 2005, 2004 and 2003, respectively. The percentages indicated are calculated excluding the business of RGA.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 4% to 8%, less expenses, mortality charges, and withdrawals.

     Guaranteed annuitization benefit liabilities are determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates a percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing DAC. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's 500 Index ("S&P") experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

Other Policyholder Funds

     Other policyholder funds includes policy and contract claims and unearned policy and contract fees.

Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to disability contracts are recognized on a pro rata basis over the applicable contract term.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Separate account investment management and advisory fees are also included in universal life and investment-type product income. Such revenues are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Other Revenues

     Other revenues include advisory fees, broker/dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance.

Policyholder Dividends

     Policyholder dividends are approved annually by the Company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiary.

Federal Income Taxes

     The Company and its includable life insurance subsidiary, Paragon, file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Non includable subsidiaries file either separate tax returns or separate consolidated tax returns. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

Reinsurance

     The Company has reinsured certain of its insurance contracts with other insurance companies under various agreements. For reinsurance contracts that transfer sufficient underwriting risk, reinsurance premiums, commissions, expense reimbursements, benefits and liabilities related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

     The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Effective with the adoption of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Duration Contracts and for Separate Accounts ("SOP 03-1"), on January 1, 2004, the Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. In connection with the adoption of SOP 03-1, there was no material impact on the Company's reporting of separate accounts.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

Employee Benefit Plans

     The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans require an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm. These assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as gains (losses) in the period in which they occur.

Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

APPLICATION OF RECENT ACCOUNTING PRONOUNCEMENTS

     In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155 (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
(iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. SFAS 155 will be applied prospectively and is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company's consolidated financial statements.

     The FASB has issued additional guidance relating to derivative financial instruments as follows:

     - In June 2005, the FASB cleared SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarified that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarified that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issues B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments ("Issue B36"). Issue B36 concluded that
       (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements; and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheet and changes in fair value are reported in income. As a result of the adoption of Issue B36, the Company recorded a cumulative effect of a change in accounting of $1 million, net of income taxes, for the year ended December 31, 2003.

     - Effective July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amended and clarified the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain previously issued and effective guidance, SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a significant impact on its consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amends prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of the Emerging Issues Task Force ("EITF") Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     In June 2005, the EITF reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     In December, 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"), which revised SFAS 123 and supersedes APB 25. SFAS 123(r) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities. SFAS 123(r) also requires that the cost of all share-based transactions be recorded in the financial statements. Implementation of SFAS 123(r) will not have a significant impact on the Company's consolidated financial statements.

     In December 2004, the FASB issued FSP 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("AJCA"). The AJCA introduced a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. FSP 109-2 provides companies additional time beyond the financial reporting period of enactment to evaluate the effects of the AJCA on their plans to repatriate foreign earnings for purposes of applying SFAS 109, Accounting for Income Taxes. FSP 109-2 did not have any impact on the Company's tax provision and deferred tax assets and liabilities.

     In May, 2004, the FASB issued FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2"), which provides accounting guidance to a sponsor of a postretirement health care plan that provides prescription drug benefits. The Company is a participant in a postretirement benefit plan sponsored by Metropolitan Life for which the Company has no legal obligation but is allocated its share of net expense based on salary ratios. Metropolitan Life expects to receive subsidies on prescription drugs under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 beginning in 2006 based on its determination that the prescription drug benefits offered under certain postretirement plans are actuarially equivalent to the benefits offered under Medicare Part D. Effective July 1, 2004, Metropolitan Life adopted FSP 106-2 prospectively and the postretirement benefit plan assets and accumulated benefit obligation were remeasured to determine the effect of the expected subsidies on net periodic postretirement benefit cost. As a result, the net periodic postretirement benefit cost was reduced by $1 million, for 2004. The Company's adoption of FSP 106-2, regarding accumulated postretirement benefit obligation, did not have a significant impact on its consolidated financial statements.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted SOP 03-1, as interpreted by a Technical Practices Aid issued by the AICPA. SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In June 2004, the FASB released Staff Position Paper No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1") which included clarification that unearned revenue liabilities should be considered in determining the necessary insurance benefit liability required under SOP 03-1. Since the Company had considered unearned revenue in determining its SOP 03-1 benefit liabilities, FSP 97-1 did not impact its consolidated financial statements. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased future policyholder benefits for various guaranteed minimum death and income benefits, net of DAC and unearned revenue liability offsets under certain variable annuity and universal life contracts by approximately $15 million, net of income tax, which has been reported as a cumulative effect of a change in accounting. The application of SOP 03-1 increased the Company's 2004 net income by $16 million, including the cumulative effect of a change in accounting.

     In December 2003, FASB revised SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits--an Amendment of FASB Statements No. 87, 88 and 106 ("SFAS 132(r)"). SFAS 132(r)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement plans. SFAS 132(r) was primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plans and estimated future benefit payments were effective for fiscal years ending after June 15, 2004. The Company's adoption of SFAS 132(r) on December 31, 2003 did not have a significant impact on its consolidated financial statements since it only revised disclosure requirements.

     During 2003, the Company adopted FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities--An Interpretation of ARB No. 51("FIN 46"), and its December 2003 revision ("FIN 46(r)"). A Variable Interest Entity ("VIE") is defined as (i) any entity in which the equity investments at risk in such entity do not have the characteristics of a controlling financial interest, or (ii) any entity that does not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. Effective February 1, 2003, the Company adopted FIN 46 for VIEs created or acquired on or after February 1, 2003 and, effective December 31, 2003, the Company adopted FIN 46(r) with respect to interests in entities formerly considered special purpose entities ("SPEs"), including interests in asset-backed securities and collateralized debt obligations. The adoption of FIN 46(r) at December 31, 2003 did not require the Company to consolidate any VIEs.

     Effective January 1, 2003, the Company adopted FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 9.

     Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by Emerging Issues Task Force EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring ("EITF 94-3"). The Company's activities subject to this guidance in 2005, 2004 and 2003 were not significant.

     Effective January 1, 2003, the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS

FIXED MATURITIES BY SECTOR AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables set forth the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector and equity securities, the percentage of the total fixed maturities holdings that each sector represents and the percentage of the total equity securities at:

                                                                    DECEMBER 31, 2005
                                                    --------------------------------------------------
                                                     COST OR    GROSS UNREALIZED
                                                    AMORTIZED   -----------------   ESTIMATED    % OF
                                                      COST        GAIN      LOSS    FAIR VALUE   TOTAL
                                                    ---------   --------   ------   ----------   -----
                                                                      (IN MILLIONS)
U.S. corporate securities.........................   $ 5,665     $  237     $ 51     $ 5,851      38.8%
Residential mortgage-backed securities............     3,198         12       35       3,175      21.0
Foreign corporate securities......................     1,658        413        6       2,065      13.6
U.S. treasury/agency securities...................       434          3        2         435       2.9
Commercial mortgage-backed securities.............     1,080         16       14       1,082       7.2
Asset-backed securities...........................       522          6        3         525       3.5
Foreign government securities.....................     1,396        454        1       1,849      12.3
State and political subdivision securities........        42          1       --          43       0.3
Other fixed maturity securities...................        94         --       33          61       0.4
                                                     -------     ------     ----     -------     -----
  Total fixed maturities..........................   $14,089     $1,142     $145     $15,086     100.0%
                                                     =======     ======     ====     =======     =====
Common stocks.....................................   $    25     $    3     $  1     $    27      13.4%
Non-redeemable preferred stocks...................       174          3        3         174      86.6
                                                     -------     ------     ----     -------     -----
  Total equity securities.........................   $   199     $    6     $  4     $   201     100.0%
                                                     =======     ======     ====     =======     =====

                                                                    DECEMBER 31, 2004
                                                    --------------------------------------------------
                                                     COST OR    GROSS UNREALIZED
                                                    AMORTIZED   -----------------   ESTIMATED    % OF
                                                      COST        GAIN      LOSS    FAIR VALUE   TOTAL
                                                    ---------   --------   ------   ----------   -----
                                                                      (IN MILLIONS)
U.S. corporate securities.........................   $ 5,199     $  369     $ 15     $ 5,553      39.9%
Residential mortgage-backed securities............     2,535         35        8       2,562      18.4
Foreign corporate securities......................     1,589        238        2       1,825      13.1
U.S. treasury/agency securities...................       736          4        2         738       5.3
Commercial mortgage-backed securities.............     1,016         38        2       1,052       7.6
Asset-backed securities...........................       638          8        2         644       4.6
Foreign government securities.....................     1,223        218        1       1,440      10.4
State and political subdivision securities........        28          1       --          29       0.2
Other fixed maturity securities...................       100          2       33          69       0.5
                                                     -------     ------     ----     -------     -----
  Total fixed maturities..........................   $13,064     $  913     $ 65     $13,912     100.0%
                                                     =======     ======     ====     =======     =====
Common stocks.....................................   $    27     $    1     $ --     $    28      15.7%
Non-redeemable preferred stocks...................       145          5       --         150      84.3
                                                     -------     ------     ----     -------     -----
  Total equity securities.........................   $   172     $    6     $ --     $   178     100.0%
                                                     =======     ======     ====     =======     =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company held foreign currency derivatives with notional amounts of $33 million and $42 million to hedge the exchange rate risk associated with foreign bonds and loans at December 31, 2005 and 2004, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

     The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $416 million and $411 million at December 31, 2005 and 2004, respectively. These securities had a net unrealized gain of $20 million and $44 million at December 31, 2005 and 2004, respectively. Non-income producing fixed maturities were less than $1 million and $4 million at December 31, 2005 and 2004, respectively. There were no significant unrealized gains (losses) associated with non-income producing fixed maturities at December 31, 2005 and 2004.

     The cost or amortized cost and estimated fair value of bonds at December 31, 2005 and 2004, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                 DECEMBER 31,
                                                -----------------------------------------------
                                                         2005                     2004
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                                  COST      FAIR VALUE     COST      FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $   232     $   234      $   398     $   373
Due after one year through five years.........     1,571       1,617        1,705       1,772
Due after five years through ten years........     2,996       3,078        2,994       3,157
Due after ten years...........................     4,490       5,375        3,778       4,352
                                                 -------     -------      -------     -------
          Subtotal............................     9,289      10,304        8,875       9,654
Mortgage-backed, commercial mortgage-backed
  and other asset-backed securities...........     4,800       4,782        4,189       4,258
                                                 -------     -------      -------     -------
          Total fixed maturities..............   $14,089     $15,086      $13,064     $13,912
                                                 =======     =======      =======     =======

     Bonds not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Proceeds...................................................  $5,608   $2,555   $2,731
Gross investment gains.....................................  $   99   $   96   $   70
Gross investment losses....................................  $  (65)  $  (32)  $  (30)

     Gross investment losses above exclude writedowns recorded during 2005, 2004 and 2003 for other-than-temporarily impaired available-for-sale fixed maturity and equity securities of $2 million, $14 million and $38 million, respectively.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment or are attributable to declines in fair value occurring in the period of disposition.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables show the estimated fair values and gross unrealized losses of the Company's fixed maturities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                                                DECEMBER 31, 2005
                                     ------------------------------------------------------------------------
                                                               EQUAL TO OR GREATER
                                      LESS THAN 12 MONTHS         THAN 12 MONTHS               TOTAL
                                     ----------------------   ----------------------   ----------------------
                                     ESTIMATED     GROSS      ESTIMATED     GROSS      ESTIMATED     GROSS
                                       FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
                                       VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                     ---------   ----------   ---------   ----------   ---------   ----------
                                                  (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
U.S. corporate securities..........   $2,154        $44         $179         $ 7        $2,333        $ 51
Residential mortgage-backed
  securities.......................    2,178         29          182           6         2,360          35
Foreign corporate securities.......      242          5           12           1           254           6
U.S. treasury/agency securities....      214          2            1          --           215           2
Commercial mortgage-backed
  securities.......................      716         14           13          --           729          14
Asset-backed securities............      200          2           41           1           241           3
Foreign government securities......       87          1           --          --            87           1
State and political subdivision
  securities.......................        7         --           --          --             7          --
Other fixed maturity securities....       --         --           38          33            38          33
                                      ------        ---         ----         ---        ------        ----
  Total fixed maturities...........   $5,798        $97         $466         $48        $6,264        $145
                                      ======        ===         ====         ===        ======        ====
Equity securities..................   $   92        $ 3         $  7         $ 1        $   99        $  4
                                      ======        ===         ====         ===        ======        ====
Total number of securities in an
  unrealized loss position.........    1,118                     108                     1,226
                                      ======                    ====                    ======

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                 DECEMBER 31, 2004
                                     --------------------------------------------------------------------------
                                                              EQUAL TO OR GREATER THAN
                                      LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                     ----------------------   ------------------------   ----------------------
                                     ESTIMATED     GROSS      ESTIMATED       GROSS      ESTIMATED     GROSS
                                       FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                       VALUE        LOSS        VALUE         LOSS         VALUE        LOSS
                                     ---------   ----------   ----------   -----------   ---------   ----------
                                                   (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
U.S. corporate securities..........   $  848        $10          $137         $  5        $  985        $15
Residential mortgage-backed
  securities.......................      798          7            14            1           812          8
Foreign corporate securities.......      151          2            12           --           163          2
U.S. treasury/agency securities....      437          2            --           --           437          2
Commercial mortgage-backed
  securities.......................      180          2            --           --           180          2
Asset-backed securities............      185          1            12            1           197          2
Foreign government securities......       96          1            --           --            96          1
State and political subdivision
  securities.......................       10         --            --           --            10         --
Other fixed maturity securities....       37         33            12           --            49         33
                                      ------        ---          ----         ----        ------        ---
  Total fixed maturities...........   $2,742        $58          $187         $  7        $2,929        $65
                                      ======        ===          ====         ====        ======        ===
Equity securities..................   $   37        $--          $ --         $ --        $   37        $--
                                      ======        ===          ====         ====        ======        ===
Total number of securities in an
  unrealized loss position.........      715                       55                        770
                                      ======                     ====                     ======

AGING OF GROSS UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized losses and number of securities for fixed maturity and equity securities at December 31, 2005 and December 31, 2004, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more for:

                                                                 DECEMBER 31, 2005
                                            ------------------------------------------------------------
                                                 COST OR          GROSS UNREALIZED        NUMBER OF
                                              AMORTIZED COST           LOSSES             SECURITIES
                                            ------------------   ------------------   ------------------
                                            LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                               20%       MORE       20%       MORE       20%       MORE
                                            ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
Less than six months......................   $5,148      $ 2       $ 79        $1         960         3
Six months or greater but less than nine
  months..................................      251       --          6        --          51         1
Nine months or greater but less than
  twelve months...........................      589       --         14        --         103        --
Twelve months or greater..................      520        2         49        --         107         1
                                             ------      ---       ----        --       -----      ----
  Total...................................   $6,508      $ 4       $148        $1       1,221         5
                                             ======      ===       ====        ==       =====      ====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                               DECEMBER 31, 2004
                                         --------------------------------------------------------------
                                              COST OR           GROSS UNREALIZED         NUMBER OF
                                           AMORTIZED COST            LOSSES              SECURITIES
                                         ------------------   --------------------   ------------------
                                         LESS THAN   20% OR   LESS THAN    20% OR    LESS THAN   20% OR
                                            20%       MORE       20%        MORE        20%       MORE
                                         ---------   ------   ---------   --------   ---------   ------
                                                 (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
Less than six months...................   $2,208      $--        $43      $     --      222         1
Six months or greater but less than
  nine months..........................      481       --         12            --      459         1
Nine months or greater but less than
  twelve months........................      148       --          3            --       32        --
Twelve months or greater...............      193        1          7            --       52         3
                                          ------      ---        ---      --------      ---       ---
  Total................................   $3,030      $ 1        $65      $     --      765         5
                                          ======      ===        ===      ========      ===       ===

     As of December 31, 2005, $148 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities. As of December 31, 2004, $65 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     As of December 31, 2005, $1 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 25% of the cost or amortized cost of such securities. All such unrealized losses were in an unrealized loss position for less than six months. As of December 31, 2004, there were no unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost.

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. The increase in the unrealized losses during 2005 is principally driven by an increase in interest rates during the year. Based upon the Company's evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the year, and the Company's intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover; the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

SECURITIES LENDING PROGRAM

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $1,266 million and $1,345 million and an estimated fair value of $1,312 million and $1,415 million were on loan under the program at December 31, 2005 and 2004, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $1,371 million and $1,461 million at December 31, 2005 and 2004, respectively. Securities loaned transactions are accounted for as financing arrangements on the Company's consolidated balance sheets and consolidated statements of cash flows and the income and expenses associated with the program are reported in net investment income as investment income and investment expenses, respectively. There was no security collateral on deposit from customers in connection with securities lending transactions at December 31, 2005 and 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSETS ON DEPOSIT AND HELD IN TRUST

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $842 million and $730 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,452 million and $1,608 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities.

FUNDS WITHHELD AT INTEREST

     Included in other invested assets at December 31, 2005 and 2004, were funds withheld at interest of $3,316 million and $2,745 million, respectively.

MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate were categorized as follows:

                                                                 DECEMBER 31,
                                                      -----------------------------------
                                                            2005               2004
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................   $883       98%    $1,071      98%
Agricultural mortgage loans.........................     14        2%        22       2%
                                                       ----      ---     ------     ---
          Total.....................................    897      100%     1,093     100%
                                                                 ===                ===
Less: Valuation allowances..........................      1                   3
                                                       ----              ------
          Mortgage loans on real estate.............   $896              $1,090
                                                       ====              ======

     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2005, approximately 27%, 8% and 7% of the properties were located in California, Illinois and Florida, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Changes in loan valuation allowances for mortgage loans on real estate were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Balance, beginning of year..................................    $ 3       $ 2      $  6
Additions...................................................     --         2         9
Deductions..................................................     (2)       (1)      (13)
                                                                ---       ---      ----
Balance, end of year........................................    $ 1       $ 3      $  2
                                                                ===       ===      ====

     The Company did not have impaired mortgage loans on real estate at December 31, 2005. The Company held $10 million of impaired mortgage loans on real estate, none of which had valuation allowances, at December 31, 2004.

     The average investment in impaired loans was $3 million, $11 million and $42 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest income on impaired loans was less than $1 million, $2 million and $3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     There were no restructured mortgage loans on real estate at December 31, 2005 and 2004.

     There were no mortgage loans on real estate with scheduled payments of 60 days (90 days for agricultural mortgages) or more past due or in foreclosure at December 31, 2005 and 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

REAL ESTATE AND REAL ESTATE JOINT VENTURES

     The Company had real estate and real estate joint ventures held for investment of $54 million and $60 million at December 31, 2005 and 2004, respectively.

     Accumulated depreciation on real estate was $13 million and $12 million at December 31, 2005 and 2004, respectively. Related depreciation expense was $1 million for each of the years ended December 31, 2005, 2004 and 2003. The Company did not have depreciation expense related to discontinued operations for the year ended December 31, 2005. There was less than $1 million of depreciation expense related to discontinued operations for each of the years ended December 31, 2004 and 2003.

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                       -----------------------------------
                                                             2005               2004
                                                       ----------------   ----------------
                                                       AMOUNT   PERCENT   AMOUNT   PERCENT
                                                       ------   -------   ------   -------
                                                                  (IN MILLIONS)
Office...............................................   $37        69%     $39        65%
Industrial...........................................    17        31%      21        35%
                                                        ---       ---      ---       ---
          Total......................................   $54       100%     $60       100%
                                                        ===       ===      ===       ===

     At December 31, 2005, 100% of the Company's real estate holdings were located in California.

     There was no investment income (expense) related to impaired real estate and real estate joint ventures held-for-investment for the years ended December 31, 2005, 2004, and 2003. There was no investment income (expense) related to real estate and real estate joint ventures held-for-sale for the years ended December 31, 2005, 2004 and 2003.

     The Company did not own real estate acquired in satisfaction of debt at December 31, 2005 and 2004.

NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Fixed maturities...........................................  $  772   $  700   $  615
Equity securities..........................................      11       19        7
Mortgage loans on real estate..............................      75       76       76
Real estate and real estate joint ventures.................      11       14        7
Policy loans...............................................     159      159      170
Other limited partnership interests........................      (5)      (4)      (6)
Cash, cash equivalents and short-term investments..........      11        6       11
Interest on funds held at interest.........................     192      225      151
Other......................................................       9      (25)      --
                                                             ------   ------   ------
          Total............................................   1,235    1,170    1,031
Less: Investment expenses..................................      64       39       28
                                                             ------   ------   ------
          Net investment income............................  $1,171   $1,131   $1,003
                                                             ======   ======   ======

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

NET INVESTMENT GAINS (LOSSES)

     Net investment gains (losses) were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Fixed maturities............................................   $ 32       $46       $ 1
Equity securities...........................................     --         4         1
Mortgage loans on real estate...............................     10         1        (8)
Real estate and real estate joint ventures..................      4         2         1
Other limited partnership interests.........................     --        (3)       --
Derivatives.................................................    (15)       31        50
Other.......................................................     26        (7)       (5)
                                                               ----       ---       ---
          Net investment gains (losses).....................   $ 57       $74       $40
                                                               ====       ===       ===

NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Fixed maturities............................................  $ 997    $ 848    $ 675
Equity securities...........................................      2        6       11
Derivatives.................................................     (2)       1       --
Minority interest...........................................   (171)    (105)     (69)
Other invested assets.......................................    (39)     (57)     (31)
                                                              -----    -----    -----
          Total.............................................    787      693      586
                                                              -----    -----    -----
Amounts relating to:
          Deferred policy acquisition costs.................    (45)     (87)    (164)
                                                              -----    -----    -----
          Deferred income taxes.............................   (311)    (250)    (173)
                                                              -----    -----    -----
          Total.............................................   (356)    (337)    (337)
                                                              -----    -----    -----
          Net unrealized investment gains (losses)..........  $ 431    $ 356    $ 249
                                                              =====    =====    =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Balance, beginning of year..................................   $356     $249     $177
Unrealized investment gains (losses) during the year........     94      107      143
Unrealized gains (losses) relating to:
          Deferred policy acquisition costs.................     42       77      (10)
          Deferred income taxes.............................    (61)     (77)     (61)
                                                               ----     ----     ----
Balance, end of year........................................   $431     $356     $249
                                                               ====     ====     ====
Net change in unrealized investment gains (losses)..........   $ 75     $107     $ 72
                                                               ====     ====     ====

STRUCTURED INVESTMENT TRANSACTIONS

     The Company invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $61 million and $60 million at December 31, 2005 and 2004, respectively. The related net investment income recognized was $3 million, $5 million and $10 million for the years ended December 31, 2005, 2004 and 2003, respectively.

VARIABLE INTEREST ENTITIES

     As discussed in Note 1, the Company has adopted the provisions of FIN 46 and FIN 46(r). The adoption of FIN 46 and FIN 46(r) did not require the Company to consolidate any VIEs that were not previously consolidated.

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                 DECEMBER 31, 2005
                                                              ------------------------
                                                                             MAXIMUM
                                                                TOTAL      EXPOSURE TO
                                                              ASSETS(1)      LOSS(2)
                                                              ----------   -----------
                                                                   (IN MILLIONS)
Other limited partnerships(3)...............................     $17           $9
                                                                 ===           ==

---------------

(1) The assets of the other limited partnerships are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheets had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to other limited partnerships is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

(3) Other limited partnerships include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  DERIVATIVE FINANCIAL INSTRUMENTS

TYPES OF DERIVATIVE INSTRUMENTS

     The following table provides a summary of the notional amounts and current market or fair value of derivative financial instruments held at:

                                                    DECEMBER 31, 2005                 DECEMBER 31, 2004
                                             -------------------------------   -------------------------------
                                                         CURRENT MARKET OR                 CURRENT MARKET OR
                                                             FAIR VALUE                        FAIR VALUE
                                             NOTIONAL   --------------------   NOTIONAL   --------------------
                                              AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                             --------   ------   -----------   --------   ------   -----------
                                                                       (IN MILLIONS)
Interest rate swaps........................   $  377     $38         $ 1         $376      $47         $6
Foreign currency swaps.....................       33       1           3           42        1          3
Foreign currency forwards..................      546      --          37           --       --         --
Options....................................       --      --          --            6        1         --
Credit default swaps.......................      155      --          --           --       --         --
                                              ------     ---         ---         ----      ---         --
  Total....................................   $1,111     $39         $41         $424      $49         $9
                                              ======     ===         ===         ====      ===         ==

     The above table does not include notional values for equity variance swaps. At December 31, 2005, the Company owned 4,500 equity variance swap contracts. At December 31, 2004, the Company did not own any equity variance swap contracts. The market value of equity variance swaps were insignificant and were not included in the preceding table.

     The following table provides a summary of the notional amounts of derivative financial instruments by maturity at December 31, 2005:

                                                                     REMAINING LIFE
                                                --------------------------------------------------------
                                                           AFTER ONE    AFTER FIVE
                                                              YEAR         YEARS
                                                ONE YEAR    THROUGH       THROUGH     AFTER TEN
                                                OR LESS    FIVE YEARS    TEN YEARS      YEARS     TOTAL
                                                --------   ----------   -----------   ---------   ------
                                                                     (IN MILLIONS)
Interest rate swaps...........................    $ 12        $117         $ 92         $156      $  377
Foreign currency swaps........................      --           2           20           11          33
Foreign currency forwards.....................     546          --           --           --         546
Credit default swaps..........................      --         155           --           --         155
                                                  ----        ----         ----         ----      ------
  Total.......................................    $558        $274         $112         $167      $1,111
                                                  ====        ====         ====         ====      ======

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity variance swaps are used by the Company primarily to hedge liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. As previously stated, equity variance swaps are not included in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

HEDGING

     The table below provides a summary of the notional amount and fair value of derivatives by type of hedge designation at:

                                                    DECEMBER 31, 2005                 DECEMBER 31, 2004
                                             -------------------------------   -------------------------------
                                                             FAIR VALUE                        FAIR VALUE
                                             NOTIONAL   --------------------   NOTIONAL   --------------------
                                              AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                             --------   ------   -----------   --------   ------   -----------
                                                                       (IN MILLIONS)
Fair value.................................   $    5     $ 1         $--         $ 38      $ 2         $2
Cash flow..................................       26      --           3           55        1          1
Non-qualifying.............................    1,080      38          38          331       46          6
                                              ------     ---         ---         ----      ---         --
  Total....................................   $1,111     $39         $41         $424      $49         $9
                                              ======     ===         ===         ====      ===         ==

     The Company recognized an insignificant amount of net investment expense from qualifying settlement payments for the years ended December 31, 2005, 2004 and 2003.

     The Company recognized net investment gains from non-qualifying settlement payments of $11 million, $18 million, and $22 million for the years ended December 31, 2005, 2004 and 2003, respectively.

FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years December 31, 2005, 2004 and 2003. Changes in the fair value of the derivatives and the hedged items were insignificant.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; (iii) credit default swaps to minimize its exposure to adverse movements in credit; and (iv) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments.

     For the years ended December 31, 2005 and 2004, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was ($2) million and $1 million, respectively. For the year ended December 31, 2005 and 2004, the net amounts accumulated in other comprehensive income (loss) relating to cash flow hedges was ($2) million and $1 million, respectively. For the years ended December 31, 2003, the net amounts deferred and accumulated in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2005, an insignificant amount of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2006.

NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps to minimize its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to minimize its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) credit default swaps to diversify its credit risk exposure in certain portfolios; and (v) equity variance swaps to economically hedge liabilities.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized as net investment gains (losses) changes in fair value of ($34) million, ($13) million and ($17) million, respectively, related to derivatives that do not qualify for hedge accounting.

EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts are modified coinsurance contracts. The fair value of the Company's embedded derivative assets was $50 million and $43 million at December 31, 2005 and 2004, respectively. The amounts recorded in net investment gains (losses) during the years ended December 31, 2005, 2004 and 2003 were gains of $7 million, $26 million and $45 million, respectively.

CREDIT RISK

     The Company may be exposed to credit related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     As noted above, the Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2005, the Company was obligated to return cash collateral under its control of $12 million. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheet. As of December 31, 2005, the Company had not pledged any collateral related to derivative instruments.

     The Company did not have any cash or other collateral related to derivative instruments at December 31, 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

4.  INSURANCE

Deferred Policy Acquisition Costs and Value of Business Acquired

     Information regarding DAC and VOBA for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                             DEFERRED
                                                              POLICY      VALUE OF
                                                            ACQUISITION   BUSINESS
                                                               COSTS      ACQUIRED   TOTAL
                                                            -----------   --------   ------
                                                                     (IN MILLIONS)
Balance at January 1, 2003................................    $1,203        $572     $1,775
  Capitalizations.........................................       958          --        958
  Acquisitions............................................       218          --        218
                                                              ------        ----     ------
          Total...........................................     2,379         572      2,951
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................        29          (5)        24
     Unrealized investment gains (losses).................        18          (8)        10
     Other expenses.......................................       383          41        424
                                                              ------        ----     ------
          Total amortization..............................       430          28        458
                                                              ------        ----     ------
  Less: Dispositions and other............................       (54)        (92)      (146)
                                                              ------        ----     ------
Balance at December 31, 2003..............................     2,003         636      2,639
  Capitalizations.........................................       960          --        960
                                                              ------        ----     ------
          Total...........................................     2,963         636      3,599
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................         3           1          4
     Unrealized investment gains (losses).................        --         (77)       (77)
     Other expenses.......................................       450          41        491
                                                              ------        ----     ------
          Total amortization..............................       453         (35)       418
                                                              ------        ----     ------
  Less: Dispositions and other............................      (107)         23        (84)
                                                              ------        ----     ------
Balance at December 31, 2004..............................     2,617         648      3,265
  Capitalizations.........................................       649          --        649
                                                              ------        ----     ------
          Total...........................................     3,266         648      3,914
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................        12           2         14
     Unrealized investment gains (losses).................       (28)        (14)       (42)
     Other expenses.......................................       652          31        683
                                                              ------        ----     ------
          Total amortization..............................       636          19        655
                                                              ------        ----     ------
  Less: Dispositions and other............................       120          --        120
                                                              ------        ----     ------
Balance at December 31, 2005..............................    $2,510        $629     $3,139
                                                              ======        ====     ======

     The estimated future amortization expense for the next five years allocated to other expenses for VOBA is $34 million in 2006, $32 million in 2007, $31 million in 2008, $32 million in 2009, and $33 million in 2010.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Amortization of DAC and VOBA is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Guarantees

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"), and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company may contractually guarantee to the contractholder a secondary guarantee benefit.

     The Company had the following types of guarantees relating to annuity and universal and variable life contracts at:

Annuity Contracts

                                             DECEMBER 31, 2005                DECEMBER 31, 2004
                                       ------------------------------   ------------------------------
                                           IN THE            AT             IN THE            AT
                                       EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                       --------------   -------------   --------------   -------------
                                                                (IN MILLIONS)
TWO TIER ANNUITIES
  General account value..............       N/A               $299           N/A               $301
  Net amount at risk.................       N/A                $36(1)        N/A                $36(1)
  Average attained age of
     contractholders.................       N/A           58 years           N/A           58 years

Universal and Variable Life Contracts

                                                DECEMBER 31, 2005         DECEMBER 31, 2004
                                             -----------------------   -----------------------
                                             SECONDARY     PAID UP     SECONDARY     PAID UP
                                             GUARANTEES   GUARANTEES   GUARANTEES   GUARANTEES
                                             ----------   ----------   ----------   ----------
                                                               (IN MILLIONS)
Account value (general and separate
  account).................................       $924       N/A            $722       N/A
Net amount at risk.........................    $19,900(2)    N/A         $17,594(2)    N/A
Average attained age of policyholders......   55 years       N/A        54 years       N/A

---------------

(1) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

(2) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

     The net amount at risk is based on the direct amount at risk (excluding reinsurance).

     The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts are as follows:

                                                                        UNIVERSAL AND
                                          ANNUITY CONTRACTS        VARIABLE LIFE CONTRACTS
                                      --------------------------   -----------------------
                                      GUARANTEED    GUARANTEED
                                        DEATH      ANNUITIZATION   SECONDARY     PAID UP
                                       BENEFITS      BENEFITS      GUARANTEES   GUARANTEES   TOTAL
                                      ----------   -------------   ----------   ----------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2004..........     N/A            $7             $5          N/A        $12
Incurred guaranteed benefits........     N/A            --              2          N/A          2
Paid guaranteed benefits............     N/A            --             (2)         N/A         (2)
                                         ---            --             --          ---        ---
Balance at December 31, 2004........     N/A             7              5          N/A         12
Incurred guaranteed benefits........     N/A            --              1          N/A          1
Paid guaranteed benefits............     N/A            --             --          N/A         --
                                         ---            --             --          ---        ---
Balance at December 31, 2005........     N/A            $7             $6          N/A        $13
                                         ===            ==             ==          ===        ===

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows at:

                                                       DECEMBER 31, 2005   DECEMBER 31, 2004
                                                       -----------------   -----------------
                                                                   (IN MILLIONS)
Mutual fund groupings
  Equity.............................................         $11                 $7
  Bond...............................................           1                  1
  Money Market.......................................           2                  1
                                                              ---                 --
     Total...........................................         $14                 $9
                                                              ===                 ==

Separate Accounts

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $2,435 million and $2,727 million at December 31, 2005 and 2004, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $348 million and $341 million at December 31, 2005 and 2004, respectively. The average interest rates credited on these contracts were 4.0% and 5.7% at December 31, 2005 and 2004, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $113 million, $110 million and $101 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     For both the years ended December 31, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. This

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES practice was initiated for different products starting at various points in time between the mid 1990's and 2000. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company reinsures up to 90% of the mortality risk in excess of $1 million for most new life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $2.5 million per life and reinsure 100% of amounts in excess of the Company's retention limits. RGA retains a maximum of $6 million of coverage per individual life with respect to its assumed business. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

     In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks to limit its exposure to particular travel, avocation and lifestyle hazards.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Direct premiums earned.....................................  $  445   $  485   $  511
Reinsurance assumed........................................   4,222    3,648    2,925
Reinsurance ceded..........................................    (488)    (420)    (398)
                                                             ------   ------   ------
Net earned premiums........................................  $4,179   $3,713   $3,038
                                                             ======   ======   ======
Reinsurance recoveries netted against policyholder
  benefits.................................................  $   57   $  177   $  119
                                                             ======   ======   ======

     Written premiums are not materially different than earned premiums in the preceding table.

     The reinsurance assumed premium for the years ended December 31, 2005, 2004, and 2003 include $4,220 million, $3,645 million, and $2,923 million, respectively, from RGA.

     Reinsurance recoverables, included in premiums and other receivables, were $1,029 million and $932 million at December 31, 2005 and 2004, respectively. Reinsurance and ceded commissions payable, included in other liabilities, were $61 million and $10 million at December 31, 2005 and 2004, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  LONG-TERM DEBT

     At December 31, 2005 and 2004, long-term debt outstanding is as follows:

                                                INTEREST RATES
                                           ------------------------                 DECEMBER 31,
                                                           WEIGHTED                 -------------
                                               RANGE       AVERAGE     MATURITY     2005    2004
                                           -------------   --------   -----------   -----   -----
                                                                                    (IN MILLIONS)
Senior notes.............................  6.75% - 7.25%     6.92%    2006 - 2011   $300    $300
Fixed rate notes.........................   4.2% - 6.32%     4.96%    2006 - 2010    102     106
Other notes..............................    8% - 12%       10.07%    2009 - 2016      1       1
Junior subordinated debentures...........      6.75%         6.75%       2065        398      --
Surplus notes............................      7.63%         7.63%       2024         99      99
                                                                                    ----    ----
  Total..................................                                           $900    $506
                                                                                    ====    ====

     On December 8, 2005, RGA issued junior subordinated debentures with a face amount of $400 million. Interest is payable semi-annually at a fixed rate of 6.75% until December 15, 2015. Subsequent to December 15, 2015, interest on these debentures will accrue at an annual rate of 3-month LIBOR plus a margin equal to 266.5 basis points, payable quarterly until maturity in 2065. RGA has the option to defer interest payments, subject to certain limitations. In addition, interest payments are mandatorily deferred if RGA does not meet specified capital adequacy, net income and shareholders' equity levels. Upon an optional or mandatory deferral, RGA is not permitted to pay common stock dividends or make payments of interest or principal on securities which rank equal or junior to the subordinated debentures, until the accrued and unpaid interest on the subordinated debentures is paid. The subordinated debentures are redeemable at RGA's option.

     Unsecured senior debt ranks highest in priority and consists of senior notes, fixed rate notes, other notes with varying interest rates, followed by subordinated debt which consists of junior subordinated debentures and surplus notes. Payments of interest and principal on the Company's surplus notes which are subordinate to all other debt may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2005 for the next five years are $126 million in 2006, $26 million in 2007, less than $1 million in 2008 and 2009, $50 million in 2010 and $698 million thereafter.

Credit Facilities and Letters of Credit

     RGA maintains committed and unsecured credit facilities aggregating $652 million as of December 31, 2005. When drawn upon, these facilities bear interest at varying rates in accordance with respective agreements. The following table provides details on these facilities as of December 31, 2005:

                                                               LETTER OF CREDIT                UNUSED
BORROWER(S)                          EXPIRATION     CAPACITY      ISSUANCES       DRAWDOWN   COMMITMENTS
-----------                        --------------   --------   ----------------   --------   -----------
                                                                       (IN MILLIONS)
RGA..............................  January 2006       $ 26           $ --           $ 26        $ --
RGA..............................  May 2007             26             --             26          --
RGA..............................  September 2010      600            320             50         230
                                                      ----           ----           ----        ----
Total............................                     $652           $320           $102        $230
                                                      ====           ====           ====        ====

     At December 31, 2005 and 2004, RGA had outstanding $457 million and $403 million, respectively, in letters of credit from various banks, of which $320 million and $0, respectively, were part of committed facilities.

     Certain of RGA's debt agreements contain financial covenant restrictions related to, among others, liens, the issuance and disposition of stock of restricted subsidiaries, minimum requirements of consolidated net worth,

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES maximum ratios of debt to capitalization, change of control provisions, and minimum rating requirements. A material ongoing covenant default could require immediate payment of the amount due, including principal, under the various agreements. Additionally, RGA's debt agreements contain cross-default covenants, which would make outstanding borrowings immediately payable in the event of a material uncured covenant default under any of the agreements, including, but not limited to, non-payment of indebtedness when due for amounts greater than $10 million, or $25 million depending on the agreement, bankruptcy proceedings, and any other event which results in the acceleration of the maturity of indebtedness. As of December 31, 2005, RGA had $800 million in outstanding borrowings under its debt agreements and was in compliance with all covenants under those agreements. The ability of RGA to make debt principal and interest payments depends on the earnings and surplus of subsidiaries, investment earnings on undeployed capital proceeds, and RGA's ability to raise additional funds.

     RGA guarantees the payment of amounts outstanding under the credit facility maintained by its subsidiary operation in Australia. The total amount of debt outstanding, subject to the guarantee, as of December 31, 2005 was $26 million.

Other

     Interest expense related to the Company's indebtedness included in other expenses was $50 million, $49 million and $48 million for the years ended December 31, 2005, 2004 and 2003, respectively.

7. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     In December 2001, RGA, through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051; and
(ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $159 million and $158 million, net of unamortized discount of $66 million and $67 million at December 31, 2005 and 2004, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

8.  INCOME TAXES

     The provision for income taxes from continuing operations was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Current:
  Federal...................................................   $ 23       $(7)      $29
  Foreign...................................................     70         4         1
                                                               ----       ---       ---
                                                                 93        (3)       30
Deferred:
  Federal...................................................    (31)       70         7
  Foreign...................................................      4         6         9
                                                               ----       ---       ---
                                                                (27)       76        16
                                                               ----       ---       ---
Provision for income taxes..................................   $ 66       $73       $46
                                                               ====       ===       ===

     Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported for continuing operations were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2005      2004      2003
                                                              -----     -----     -----
                                                                    (IN MILLIONS)
Tax provision at U.S. statutory rate........................   $72       $78       $52
Tax effect of:
  Foreign tax rate differing from U.S. tax rate.............    (2)       (1)       (1)
  Tax preferred investment income...........................    --        (1)       (1)
  Tax credits...............................................    (1)       (3)       (5)
  State tax net of federal benefit..........................     1         1         1
  Corporate owned life insurance............................    (1)       (2)       (2)
  Valuation allowance for carryforward items................    (2)       (2)        1
  Other, net................................................    (1)        3         1
                                                               ---       ---       ---
  Provision for income taxes................................   $66       $73       $46
                                                               ===       ===       ===

     The Company has been audited by the Internal Revenue Service for the years through and including 2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2005     2004
                                                              ------   ------
                                                               (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables..................  $   --   $  314
  Employee benefits.........................................      28       36
  Loss and credit carryforwards.............................     728      333
  Other, net................................................      51       78
                                                              ------   ------
                                                                 807      761
  Less valuation allowance..................................       5        9
                                                              ------   ------
                                                                 802      752
                                                              ------   ------
Deferred income tax liabilities:
  Deferred policy acquisition costs.........................   1,002    1,024
  Policyholder liabilities and receivables..................     137       --
  Investments...............................................      39       22
  Net unrealized investment gains...........................     311      250
  Other, net................................................       9       91
                                                              ------   ------
                                                               1,498    1,387
                                                              ------   ------
Net deferred income tax liability...........................  $ (696)  $ (635)
                                                              ======   ======

     The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries, except for RGA International Reinsurance Company Ltd., because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

     The Company believes that it is more likely than not that the deferred income tax assets established will be realized except for the amount of the valuation allowance. A valuation allowance for deferred income tax assets of approximately $5 million and $9 million at December 31, 2005 and 2004, respectively, was provided on the net operating losses and capital losses of General American Argentina Seguros de Vida, S.A., RGA South Africa Holdings, and RGA Financial Products. At December 31, 2005, the Company's subsidiaries had net operating loss carryforwards of $1,630 million and capital loss carryforwards of $163 million. The remaining loss carryforwards are expected to be utilized during the period allowed.

9.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

LITIGATION

     Over the past several years, the Company has faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims".

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by the Company between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies.

     Certain class members have opted out of the class action settlement noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2005, there are approximately 34 sales practice lawsuits pending against the Company. The Company continues to defend itself vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against the Company.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to the Company's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

     A policyholder filed a lawsuit against the Company, its administrator (Paul Revere Life Insurance Company) and Provident Life and Accident Insurance Company in an Arizona state court for damages in connection with the denial of her claim for disability benefits. The defendants removed the case to the United States District Court for the District of Arizona. Following a trial, a jury entered a verdict of approximately $85 million against the defendants. Defendants thereafter filed a motion seeking judgment as a matter of law, or alternatively, a new trial and/or remittitur. On September 16, 2003, the trial court granted the defendants' motion for remittitur, reducing the punitive damages from $79 million to $7 million, and awarding plaintiff $600,000 of the more than $2 million requested in attorneys' fees, but otherwise denied the defendants' post-trial motion. The total amount of the judgment is approximately $14.3 million. The Ninth Circuit affirmed the approximately $14.3 million judgment in its entirety. Pursuant to a reinsurance agreement between the Company and Paul Revere Life Insurance Company, the Company believes its share of the judgment is 20 percent. However, Paul Revere has requested that the Company pay an additional $2.4 million, over and above the 20 percent share. The Company has declined this request. Paul Revere and the Company have agreed to submit the issue to binding arbitration.

     RGA is currently a party to three arbitrations that involve its discontinued accident and health business, including personal accident business (including London market excess of loss business) and workers' compensation carve-out business. RGA is also party to one pending and one threatened arbitration related to its life reinsurance business. In addition, RGA has been joined in a suit filed against one of its ceding companies alleging wrongful denial of a life insurance claim. As of January 31, 2006, the parties involved in these actions have raised claims, or established liabilities that may result in claims, in the amount of approximately $32 million, which is approximately $28 million in excess of the liabilities recorded by RGA. The Company generally has little information regarding any liabilities established by the ceding companies, and must rely on management estimates to establish policy claim liabilities. It is possible that any such liabilities could be increased in the future. Management believes it has substantial defenses upon which to contest these claims, including but not limited to misrepresentation and breach of contract by direct and indirect ceding companies.

     RGA has reinsured privately-owned pension funds that were formed as a result of reform and privatization of Argentina's social security system. RGA ceased renewal of reinsurance treaties associated with privatized pension contracts in Argentina during 2001 because of adverse experience on this business, as several aspects of the pension fund claims flow did not develop as was contemplated when the reinsurance programs were initially priced.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Since 2001, RGA has pursued various courses of action to reduce and eliminate its obligations associated with the reinsurance of Argentine pension accounts. RGA's actions have resulted in one ceding company demanding arbitration and could result in other litigation or arbitrations in the future. However, as of January 2006, RGA had commuted about 95% of its obligations associated with the business and is in discussions with the remaining clients regarding settlement of all obligations under the remaining treaties. Therefore, the risk of litigation or arbitrations in the future has significantly declined. While it is not feasible to predict or determine the ultimate outcome of any such future litigations or arbitrations or provide reasonable ranges of potential losses, it is the opinion of the Company's management, that their outcomes, after consideration of the provisions made in the Company's consolidated financial statements, would not have a material adverse effect on its consolidated financial position.

     Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Securities and Exchange Commission ("SEC") has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through the Company. In May 2004, the Company received a so-called "Wells Notice" stating that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against the Company. Under the SEC procedures, the Company can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. The Company has responded to the Wells Notice. The Company is fully cooperating with regard to these information requests and investigations. The Company, as of the date of the consolidated financial statements, is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     MetLife, the ultimate parent of the Company, has received a number of subpoenas and other requests from the Office of the Attorney General of the State of New York seeking, among other things, information regarding and relating to compensation agreements between insurance brokers and MetLife, whether MetLife has provided or is aware of the provision of "fictitious" or "inflated" quotes, and information regarding tying arrangements with respect to reinsurance. Based upon an internal review, MetLife advised the Attorney General for the State of New York that MetLife was not aware of any instance in which MetLife had provided a "fictitious" or "inflated" quote. MetLife also has received subpoenas, including sets of interrogatories, from the Office of the Attorney General of the State of Connecticut seeking information and documents including contingent commission payments to brokers and MetLife's awareness of any "sham" bids for business. MetLife also has received a Civil Investigative Demand from the Office of the Attorney General for the State of Massachusetts seeking information and documents concerning bids and quotes that MetLife submitted to potential customers in Massachusetts, the identity of agents, brokers, and producers to whom MetLife submitted such bids or quotes, and communications with a certain broker. MetLife has received two subpoenas from the District Attorney of the County of San Diego, California. The subpoenas seek numerous documents including incentive agreements entered into with brokers. The Florida Department of Financial Services and the Florida Office of Insurance Regulation also have served subpoenas on MetLife asking for answers to interrogatories and document requests concerning topics that include compensation paid to intermediaries. The Office of the Attorney General for the State of Florida has also served a subpoena on MetLife seeking, among other things, copies of materials produced in response to the subpoenas discussed above. MetLife has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker, Universal Life Resources. The Insurance Commissioner of Oklahoma has served a subpoena, including a set of interrogatories, on MetLife seeking, among other things, documents and information concerning the compensation of insurance producers for insurance covering Oklahoma entities and persons. The Ohio Department of Insurance has requested documents regarding a broker and certain Ohio public entity groups. MetLife continues to cooperate fully with these inquiries and is responding to the subpoenas and other requests. MetLife is continuing to conduct an internal review of its commission payment practices.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The California Insurance Commissioner is suing in California state court Metropolitan Life, Paragon Life Insurance Company, a subsidiary of the Company, and other companies alleging that the defendants violated certain provisions of the California Insurance Code. Another broker-related action against Paragon Life is pending in a multi-district proceeding established in the federal district court in the District of New Jersey. In this proceeding, plaintiffs have filed an amended class action complaint consolidating the claims from separate actions that had been filed in or transferred to the District of New Jersey. The consolidated amended complaint alleges that MetLife, Inc., Metropolitan Life, Paragon Life and several other insurance companies and several insurance brokers violated RICO, ERISA, and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. Plaintiffs seek to represent classes of employers that established employee benefit plans and persons who participated in such employee benefit plans. A motion for class certification has been filed. The Company intends to vigorously defend these cases.

     In addition to those discussed above, regulators and others have made a number of inquiries of the insurance industry regarding industry brokerage practices and related matters and other inquiries may begin. It is reasonably possible that additional subpoenas, interrogatories, requests and lawsuits will be received. The Company and MetLife will fully cooperate with all regulatory inquiries and intend to vigorously defend all lawsuits.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

Summary

     It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

COMMITMENTS

LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental income, and minimum gross rental payments relating to these lease agreements were as follows:

                                                                        GROSS
                                                              RENTAL    RENTAL
                                                              INCOME   PAYMENTS
                                                              ------   --------
                                                                (IN MILLIONS)
2006........................................................   $10       $ 7
2007........................................................   $ 6       $ 6
2008........................................................   $ 5       $ 5
2009........................................................   $ 2       $ 4
2010........................................................   $ 1       $ 3
Thereafter..................................................   $ 2       $12

COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were less than $1 million at both December 31, 2005 and 2004. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $26 million and $17 million at December 31, 2005 and 2004, respectively.

OTHER COMMITMENTS

     On December 12, 2005, RGA repurchased 1.6 million shares of its outstanding common stock at an aggregate price of approximately $76 million under an accelerated share repurchase agreement with a major bank. The bank borrowed the stock sold to RGA from third parties and is purchasing the shares in the open market over the subsequent few months to return to the lenders. RGA will either pay or receive an amount based on the actual amount paid by the bank to purchase the shares. These repurchases resulted in an increase in the Company's ownership percentage of RGA to approximately 53% at December 31, 2005 from approximately 52% at December 31, 2004. In February, 2006, the final purchase price was determined, resulting in a cash settlement substantially equal to the aggregate cost. RGA recorded the initial repurchase of shares as treasury stock and recorded the amount received as an adjustment to the cost of treasury stock.

GUARANTEES

     In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $2 million to $10 million, with a cumulative maximum of $15 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

     The fair value of the remaining indemnities, guarantees and commitments entered into during 2005 was insignificant and thus, no liabilities were recorded. The Company's recorded liability at December 31, 2005 and 2004 for indemnities, guarantees and commitments is insignificant.

INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed insurer engaged. Some states permit insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company from January 1, 2003 through December 31, 2005 aggregated $100 thousand. The Company maintained a liability of $5 million and a related asset for premium tax offsets of $4 million at December 31, 2005 for future assessments in respect of currently impaired, insolvent or failed insurers.

     In the past five years, none of the aggregate assessments levied against the Company has been material. The Company has established liabilities for guaranty fund assessments that it considers adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

10.  EMPLOYEE BENEFIT PLANS

PENSION PLANS AND OTHER BENEFIT PLANS

     Prior to January 1, 2003, General American, directly or through a wholly-owned subsidiary, was the sponsor and administrator of a qualified and several non-qualified defined benefit pension plans covering eligible employees. On December 31, 2002, the qualified plan was merged into the Metropolitan Life Retirement Plan for United States Employees (the "MetLife Plan"), a qualified defined benefit pension plan sponsored and administered by Metropolitan Life. The Company has no legal obligation for benefits under the MetLife Plan.

     On January 1, 2003, substantially all employees of the Company who are now covered under the MetLife Plan also became employees of certain subsidiaries of MetLife. Certain of these employees continue to be provided to the Company and therefore the Company is allocated expenses associated with the pension benefits offered to these employees. The Company's share of such allocated expenses included in the accompanying consolidated financial statements was $8 million, $8 million and $10 million for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, certain retired employees of the Company are provided postretirement health care and life insurance benefits through a plan sponsored by Metropolitan Life. As the Company has no legal obligation for benefits under this plan, the assets and obligations are not included in the accompanying consolidated financial statements and additional disclosures below. However, the Company is allocated expenses related to the postretirement benefits offered to the retirees of the Company. The Company's allocated share of expenses related

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to these postretirement benefits and included in the accompanying consolidated financial statements was $3 million, $2 million and $3 million for the years ended December 31 2005, 2004 and 2003, respectively.

     General American, or its subsidiaries, continues as sponsor of the non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying consolidated financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service while they are employed, but are not accruing additional benefits in the plan.

     RGA also sponsors a separate qualified defined benefit pension plan for its eligible employees. Employees of RGA may also become eligible for certain qualified postretirement health care and life insurance benefits if they attain retirement age, with sufficient service, while working for RGA. The assets and obligations of the RGA plans, along with the related net periodic expense, are included in the accompanying consolidated financial statements and additional disclosures below.

                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               2005      2004      2005     2004
                                                              -------   -------   ------   ------
                                                                         (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year...........   $ 53      $ 48      $  9     $ 5
  Service cost..............................................      2         2         1       1
  Interest cost.............................................      3         3        --      --
  Actuarial losses (gains)..................................      5         2        --       3
  Benefits paid.............................................     (3)       (2)       --      --
                                                               ----      ----      ----     ---
Projected benefit obligation at end of year.................     60        53        10       9
                                                               ----      ----      ----     ---
Change in plan assets:
Contract value of plan assets at beginning of year..........     14        10        --      --
  Actual return on plan assets..............................     --         1        --      --
  Employer contribution.....................................      2         3        --      --
                                                               ----      ----      ----     ---
Contract value of plan assets at end of year................     16        14        --      --
                                                               ----      ----      ----     ---
Underfunded.................................................    (44)      (39)      (10)     (9)
Unrecognized net actuarial losses (gains)...................     23        19         4       4
Unrecognized prior service cost.............................    (20)      (22)       --      --
                                                               ----      ----      ----     ---
Accrued benefit cost........................................   $(41)     $(42)     $ (6)    $(5)
                                                               ====      ====      ====     ===
Qualified plan prepaid pension cost.........................   $ (2)     $ (1)     $ --     $--
Non-qualified plan accrued pension cost.....................    (46)      (47)       (6)     (5)
Accumulated other comprehensive income......................      7         6        --      --
                                                               ----      ----      ----     ---
Accrued benefit cost........................................   $(41)     $(42)     $ (6)    $(5)
                                                               ====      ====      ====     ===

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                                        NON-QUALIFIED
                                                      QUALIFIED PLAN        PLAN           TOTAL
                                                      ---------------   -------------   -----------
                                                       2005     2004    2005    2004    2005   2004
                                                      ------   ------   -----   -----   ----   ----
                                                                      (IN MILLIONS)
Aggregate fair value of plan assets.................   $16      $14     $ --    $ --    $ 16   $ 14
Aggregate projected benefit obligation..............    22       18       38      35      60     53
                                                       ---      ---     ----    ----    ----   ----
Underfunded.........................................   $(6)     $(4)    $(38)   $(35)   $(44)  $(39)
                                                       ===      ===     ====    ====    ====   ====

     The accumulated benefit obligation, for all defined benefit pension plans, was $53 million and $48 million at December 31, 2005 and 2004, respectively. The projected benefit obligation exceeded assets for all pension and postretirement plans at December 31, 2005 and 2004.

     The components of net periodic benefit cost were as follows:

                                                  PENSION BENEFITS      OTHER BENEFITS
                                                 ------------------   -------------------
                                                 2005   2004   2003   2005   2004   2003
                                                 ----   ----   ----   ----   ----   -----
                                                              (IN MILLIONS)
Service cost...................................  $ 2    $ 2    $ 1    $ 1    $ 1    $  --
Interest cost..................................    3      3      3     --     --       --
Expected return on plan assets.................   (1)    (1)    (1)    --     --       --
Amortization of prior actuarial losses
  (gains)......................................    1      1      1     --     --       --
Amortization of prior service cost.............   (2)    (2)    (2)    --     --       --
                                                 ---    ---    ---    ---    ---    -----
Net periodic benefit (credit) cost.............  $ 3    $ 3    $ 2    $ 1    $ 1    $  --
                                                 ===    ===    ===    ===    ===    =====

ASSUMPTIONS

     Assumptions used in determining the obligations were as follows:

                                                                DECEMBER 31,
                                                     -----------------------------------
                                                     PENSION BENEFITS    OTHER BENEFITS
                                                     -----------------   ---------------
                                                      2005      2004      2005     2004
                                                     -------   -------   ------   ------
Weighted average discount rate.....................  5.77%     5.92%     5.75%    6.00%
Rate of compensation increase......................  4%-8%     4%-8%      N/A      N/A

     The assumptions used in determining net periodic benefit cost were as follows:

                                                     DECEMBER 31,
                                     ---------------------------------------------
                                       PENSION BENEFITS         OTHER BENEFITS
                                     ---------------------   ---------------------
                                     2005    2004    2003    2005    2004    2003
                                     -----   -----   -----   -----   -----   -----
Weighted average discount rate.....  5.76%   5.46%   6.75%   5.75%   6.50%   6.50%
Expected return on plan assets.....  8.50%   8.50%   8.75%    N/A     N/A     N/A
Rate of compensation increase......  4%-8%   4%-8%   4%-8%    N/A     N/A     N/A

     The discount rate is based on the yield of a hypothetical portfolio of high-quality debt instruments available on the valuation date, measured on a yield to worst basis, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due. The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan asset by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES return derived using this approach will fluctuate from year to year, the Company's policy is to hold long-term assumptions constant as it remains within reasonable tolerance from the derived rate.

     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation were as follows:

                                                        DECEMBER 31,
                                       -----------------------------------------------
                                                2005                     2004
                                       ----------------------   ----------------------
Pre-Medicare eligible claims.........  11% down to 5% in 2012   12% down to 5% in 2012
Medicare eligible claims.............  11% down to 5% in 2012   12% down to 5% in 2012

     Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trends would have the following effects:

                                                    ONE PERCENT INCREASE   ONE PERCENT DECREASE
                                                    --------------------   --------------------
                                                                   (IN MILLIONS)
Effect on total of service and interest cost
  components......................................         $  --                   $--
Effect on accumulated postretirement benefit
  obligation......................................         $   2                   $(2)

PLAN ASSETS

     The weighted average allocation of pension plan assets is as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              2005    2004
                                                              -----   -----
ASSET CATEGORY
Equity securities...........................................    75%     76%
Fixed maturities............................................    25%     24%
                                                               ---     ---
  Total.....................................................   100%    100%
                                                               ===     ===

     The weighted average target allocation of pension plan assets for 2006 is as follows:

                                                               PENSION
                                                               BENEFITS
                                                               --------
ASSET CATEGORY
Equity securities...........................................      75%
Fixed maturities............................................      25%

     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

CASH FLOWS

     The Company expects to contribute $7 million to its pension plan and $136 thousand to its other benefit plans during 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Gross benefit payments for the next ten years, which reflect expected future service, as appropriate, are expected to be as follows:

                                                            PENSION BENEFITS   OTHER BENEFITS
                                                            ----------------   --------------
                                                                      (IN MILLIONS)
2006......................................................        $ 5              $  --
2007......................................................        $ 4              $  --
2008......................................................        $ 4              $  --
2009......................................................        $ 5              $  --
2010......................................................        $ 5              $  --
2011-2015.................................................        $30              $   2

SAVINGS AND INVESTMENT PLANS

     The Company and MetLife sponsor savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $3 million, $2 million and $2 million to these plans during the years ended December 31, 2005, 2004 and 2003, respectively.

11.  EQUITY

PARENT'S INTEREST IN PREFERRED STOCK OF A SUBSIDIARY

     On December 16, 2003, MetLife Inc. transferred 2,532,600 shares of common stock of RGA to Equity Intermediary Company ("EIC"), a subsidiary of the Company, in exchange for 93,402 shares of Series A Cumulative Preferred Stock ("the Preferred Shares"). Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual applicable rate of 7% times the Liquidation Preference of $1,000 per share payable quarterly, when and if declared by the Board of Directors. Holders of the Preferred Shares have no voting rights, except as required by applicable law. The Preferred Shares rank senior to the common stock.

     In December 2004, MetLife contributed the 93,402 Preferred Shares of EIC to the Company. Upon the dissolution of EIC, the Company retired the shares and recorded a contribution of capital of $93 million from GenAmerica.

DIVIDEND RESTRICTIONS

     The Company and its insurance subsidiaries are subject to limitations on the payment of dividends to their parents. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of:
(i) 10% of the insurance subsidiaries' statutory surplus as of the immediately preceding calendar year or (ii) the insurance subsidiaries' statutory gain from operations for the preceding year (excluding realized investment gains). The Company paid to GenAmerica stockholder dividends in the amount of $13 million, $40 million and $1 million for the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005, the maximum amount of the dividend, which may be paid to GenAmerica from the Company in 2006, without prior regulatory approval, is $167 million.

STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES action. Each of the Holding Company's U.S. insurance subsidiaries exceeded the minimum risk-based capital requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has fully adopted Codification for the preparation of statutory financial statements of insurance companies domiciled in Missouri. The impact of adoption did not materially impact statutory capital and surplus. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     Statutory net loss of General American Life Insurance Company, a Missouri domiciled insurer, was $34 million, $80 million and $151 million for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory capital and surplus, as filed with the Department, was $1,677 million and $1,297 million at December 31, 2005 and 2004, respectively.

OTHER COMPREHENSIVE INCOME

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2005, 2004 and 2003 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2005     2004     2003
                                                              ------   ------   -------
                                                                    (IN MILLIONS)
Holding gains on investments arising during the year........   $123     $210     $ 242
Income tax effect of holding gains..........................    (55)     (88)     (111)
Reclassification adjustments:
  Recognized holding losses included in current year
     income.................................................    (21)     (89)      (54)
  Amortization of premium and accretion of discounts
     associated with investments............................     (8)     (14)      (45)
  Income tax effect.........................................     15       43        45
Allocation of holding gains (losses) on investments relating
  to other policyholder amounts.............................     42       77       (10)
Income tax effect of allocation of holding gains (losses) to
  other policyholder amounts................................    (21)     (32)        5
                                                               ----     ----     -----
Net unrealized investment gains.............................     75      107        72
Foreign currency translation adjustment.....................      3       14        25
Minimum pension liability adjustment........................      2       (1)       (5)
                                                               ----     ----     -----
Other comprehensive income..................................   $ 80     $120     $  92
                                                               ====     ====     =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

12.  OTHER EXPENSES

     Other expenses were comprised of the following:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Compensation...............................................  $   39   $   46   $   68
Commissions................................................     493    1,076      959
Interest and debt issue costs..............................      50       48       44
Amortization of policy acquisition costs...................     697      495      448
Capitalization of policy acquisition costs.................    (649)    (960)    (958)
Minority interest..........................................     164      162      132
Other......................................................     353      389      380
                                                             ------   ------   ------
  Total other expenses.....................................  $1,147   $1,256   $1,073
                                                             ======   ======   ======

13.  ACQUISITIONS AND DISPOSITIONS

     In March, 2005, the Company dissolved its wholly owned subsidiary, GenAmerican Management Corporation, into its parent.

     In March 2005, the Company sold its White Oak and Krisman subsidiaries to Metropolitan Life. The amount received below book value was recorded as a return of capital to Metropolitan Life of $7 million. Total assets and total liabilities of the entities sold at December 31, 2004 were $40 million and $3 million, respectively. Total revenues of the entities sold included in the Company's consolidated revenues were $7 million and ($1) million for the years ended December 31, 2004 and 2003, respectively.

     In December 2004, EIC, a wholly owned subsidiary of the Company, was dissolved. See Note 11.

     In September 2003, RGA announced a coinsurance agreement under which it assumed the traditional U.S. life insurance business of Allianz Life Insurance Company of North America. The transaction closed during the fourth quarter of 2003 with an effective date retroactive to July 1, 2003. The transaction added approximately $278 billion of life insurance in-force, $246 million of premiums and $11 million of pre-tax income, excluding minority interest expense, to the fourth quarter of 2003.

14.  DISCONTINUED OPERATIONS

REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the components of income from discontinued real estate operations:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2005      2004      2003
                                                              -----     -----     -----
                                                                    (IN MILLIONS)
Investment income...........................................   $--       $ 2       $--
Investment expense..........................................    --        (1)       (1)
Net investment gains (losses)...............................    --        --        (1)
                                                               ---       ---       ---
  Total revenues............................................    --         1        (2)
Provision for income taxes..................................    --        --         1
                                                               ---       ---       ---
  Income (loss) from discontinued operations net of income
     tax....................................................   $--       $ 1       $(1)
                                                               ===       ===       ===

     There was no real estate related to discontinued operations at December 31, 2005 and 2004.

15.  FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments were as follows:

                                                           NOTIONAL   CARRYING   ESTIMATED
                                                            AMOUNT     VALUE     FAIR VALUE
                                                           --------   --------   ----------
DECEMBER 31, 2005                                                   (IN MILLIONS)
Assets:
  Fixed maturities.......................................             $15,086     $15,086
  Equity securities......................................             $   201     $   201
  Mortgage loans on real estate..........................             $   896     $   898
  Policy loans...........................................             $ 2,645     $ 2,645
  Short-term investments.................................             $   153     $   153
  Cash and cash equivalents..............................             $   268     $   268
  Mortgage loan commitments..............................    $26      $    --     $    --
Liabilities:
  Policyholder account balances..........................             $ 6,868     $ 6,235
  Long-term debt.........................................             $   900     $   953
  Shares subject to mandatory redemption.................             $   159     $   228
  Payables for collateral under securities loaned and
     other transactions..................................             $ 1,383     $ 1,383

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                           NOTIONAL   CARRYING   ESTIMATED
                                                            AMOUNT     VALUE     FAIR VALUE
                                                           --------   --------   ----------
DECEMBER 31, 2004                                                   (IN MILLIONS)
Assets:
  Fixed maturities.......................................             $13,912     $13,912
  Equity securities......................................             $   178     $   178
  Mortgage loans on real estate..........................             $ 1,090     $ 1,133
  Policy loans...........................................             $ 2,625     $ 2,625
  Short-term investments.................................             $    86     $    86
  Cash and cash equivalents..............................             $   372     $   372
  Mortgage loan commitments..............................    $17      $    --     $    --
Liabilities:
  Policyholder account balances..........................             $ 6,301     $ 5,808
  Long-term debt.........................................             $   506     $   540
  Shares subject to mandatory redemption.................             $   158     $   223
  Payables for collateral under securities loaned and
     other transactions..................................             $ 1,461     $ 1,461

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

FIXED MATURITIES AND EQUITY SECURITIES

     The fair value of fixed maturity and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

MORTGAGE LOANS ON REAL ESTATE AND MORTGAGE LOAN COMMITMENTS

     Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

POLICY LOANS

     The carrying values for policy loans approximate fair value.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances which do not have final contractual maturities are assumed to equal their current net surrender value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

LONG-TERM DEBT AND SHARES SUBJECT TO MANDATORY REDEMPTION

     The fair values of long-term debt and shares subject to mandatory redemption are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

PAYABLES UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying values for payables under securities loaned and other transactions approximate fair value.

DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative instruments are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

16.  RELATED PARTY TRANSACTIONS

     Effective September 30, 2005, the Company recaptured its reinsurance agreement with Missouri Reinsurance (Barbados) Inc. ("Missouri"), an affiliate. This agreement ceded, on a coinsurance basis, all business owned life insurance policies. As a result of the recapture of this agreement, the Company paid a recapture fee of $15 million to Missouri and $276 million in assets supporting the liabilities on this treaty were transferred from Missouri to the Company.

     Effective January 1, 2005, the Company entered into a reinsurance agreement to cede an in force block of business to MetLife Investors USA Insurance Company ("MLI USA"), an affiliate. This agreement covered certain term and universal life policies issued by the Company on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement, the Company transferred $797 million of liabilities and $411 million in assets to MLI USA related to the policies in force as of December 31, 2004. As a result of the transfer of assets, the Company recognized a realized gain of $20 million, net of income taxes. The Company also received and deferred 100% of a $386 million ceding commission resulting in no gain or loss on the transfer of the in force business as of January 1, 2005. For the policies issued on or after January 1, 2005, the Company ceded premiums and related fees of $192 million and ceded benefits and related costs of $143 million for the year ended December 31, 2005. Reinsurance recoverables, included in premiums and other receivables, related to this reinsurance agreement as of December 31, 2005 were $932 million.

     Effective January 1, 2005, the Company recaptured its reinsurance agreement with Exeter Reassurance Company, Ltd., an affiliate. This agreement ceded, on a modified co-insurance basis, certain policies issued by the Company with universal life secondary guarantees. There was no recapture fee paid since the terms of the recapture agreement for this treaty resulted in no fees due to either party. The recapture of this agreement resulted in a pre-tax gain of $1 million for the year ended December 31, 2005.

     On December 23, 2004, the Company dissolved its wholly owned subsidiary, EIC. Prior to the dissolution, EIC had preferred stock issued and outstanding held by MetLife. Upon dissolution, MetLife contributed the preferred shares to the Company through its parent in the form of a capital contribution for $93 million.

     In 2003, the Company received a non-cash capital contribution of $131 million associated with Metropolitan Life's transfer of the outstanding shares of RGA common stock to EIC.

     Effective January 2001, the Company entered into a financial reinsurance agreement with Metropolitan Life. Metropolitan Life assumes substantially all of the Company's supplementary contracts without life contingencies. The Company had policyholder account balances and corresponding recoverables from reinsurers, in premiums and other receivables, for the same amounts of $143 million and $146 million at December 31, 2005 and 2004 respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     RGA has reinsurance transactions with Metropolitan Life and certain of its subsidiaries. Under these agreements, RGA reflected net assumed premiums of approximately $189 million, $127 million and $119 million in 2005, 2004 and 2003, respectively. The earned premiums reflect the net of business assumed from and ceded to Metropolitan Life and its subsidiaries. The pre-tax income on this business was approximately $10 million, $27 million and $12 million in 2005, 2004 and 2003, respectively.

     Under the terms of a master service agreement with Metropolitan Life, the Company and its subsidiaries paid $5 million, $7 million and $6 million in investment management fees and $87 million, $110 million and $100 million for other administrative services in 2005, 2004 and 2003, respectively. The Company had $976 million and $519 million of receivables with affiliates as of December 31, 2005 and 2004, respectively.

     At December 31, 2005, the Company held no assets in the Metropolitan Money Market Pool of affiliated companies. At December 31, 2004, the Company held $44 million of assets in the Metropolitan Money Market Pool of affiliated companies. These amounts are recorded as short-term investments on the consolidated balance sheets of the Company.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company transferred assets with a cost or amortized cost and fair market value of $464 million and $495 million, and $191 million and $198 million, for the years ended December 31, 2005 and 2004, respectively. The realized capital gains (losses) recognized on those transfers were $31 million and $7 million for the years ended December 31, 2005 and 2004, respectively. There were no assets transferred for the year ended December 31, 2003. The Company purchased assets from affiliates with a fair market value of $382 million and $7 million for the years ended December 31, 2005 and 2004, respectively.

     These transactions are based upon agreed upon amounts that might differ from amounts that would be charged if such transactions were among third parties.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

17.  SUBSEQUENT EVENTS

     On May 1, 2006, the Company sold its wholly owned subsidiary, Paragon, to its ultimate parent, MetLife. Immediately following the sale, MetLife merged Paragon with and into Metropolitan Life. The Company received consideration of approximately $76 million for Paragon. At December 31, 2005, Paragon had total assets of $727 million, total liabilities of $643 million, and net income of $7 million.

     On June 28, 2006, a subsidiary of RGA, Timberlake Financial L.L.C. completed an offering of $850 million of 30-year notes. The notes represent senior, secured indebtedness of Timberlake Financial, L.L.C. and its assets with no recourse to RGA or its subsidiaries. Up to $150 million of additional notes may be offered in the future. The proceeds of the offering will provide long-term collateral to support Regulation Triple X reserves on approximately
1.5 million term life insurance policies with guaranteed level premium periods reinsured by RGA Reinsurance Company, a U.S. subsidiary of RGA.

     On June 28, 2006, the Company paid to GenAmerica stockholder dividends in the amount of $13 million.

                                    PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.     Financial Statements
       ------------------------------------------------------------------------

The following financial statements of the Separate Account are included in Part B hereof:


1.     Report of Independent Registered Public Accounting Firm.

2.     Statement of Assets and Liabilities as of December 31, 2005.

3.     Statement of Operations for the year ended December 31, 2005.

4. Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004.

5.     Notes to Financial Statements

6.     Financial Highlights

The following consolidated financial statements of the Company are included in Part B hereof:

1.     Report of Independent Registered Public Accounting Firm.

2.     Consolidated Balance Sheets as of December 31, 2005 and 2004.

3. Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003.

4. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2005, 2004 and 2003.

5. Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

6.     Notes to Consolidated Financial Statements.

The following consolidated financial statements of General American Life Insurance Company (the "Guarantor") are included in Part B hereof:

1.     Report of Independent Registered Public Accounting Firm.

2.     Consolidated Balance Sheets as of December 31, 2005 and 2004.

3. Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003.

4. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2005, 2004 and 2003.

5. Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

6.     Notes to Consolidated Financial Statements.

b.     Exhibits
       ------------------------------------------------------------------------

1.   (i)    Resolution of Board of Directors of the Company (MLI CA) authorizing the establishment of the Variable Account (adopted March 24, 1992 and certified October 7, 1997) (1)

  (ii) Revised and Restated Resolutions of Board of Directors (MLI CA) (adopted June 11, 2004) (7)

  (iii) Resolutions of Board of Directors of the Company (MLI) (including Agreement and Plan of Merger dated October 17, 2006 attached as Exhibit A to the resolutions) (adopted April 25, 2006 and certified April 27, 2006) (filed herewith)

2.     Not Applicable.

3.   (i)    Principal Underwriter's and Selling Agreement (MLI CA) (effective
January 1, 2001) (7)

  (ii) Amendment to Principal Underwriter's and Selling Agreement (MLI CA) (effective January 1, 2002) (7)

  (iii)     Form of Retail Sales Agreement (MLIDC 7-1-05 (LTC) (13)

  (iv) Principal Undewriter's and Selling Agreement (MLI) (effective January 1, 2001) (15)

  (v) Amendment to Principal Underwriter's and Selling Agreement (MLI) (effective January 1, 2001) (15)

  (vi)     Amendment No. 2 to Principal Underwriter's and Selling Agreement
(MLI) (effective January 1, 2002) (15)

4.   (i)   Individual Flexible Purchase Payment Deferred Variable Annuity
Contract (3)

  (ii)     Enhanced Dollar Cost Averaging Rider 7013 (11/00) (3)

  (iii)    Three Month Market Entry Rider 7014 (11/00) (3)

  (iv)     Death Benefit Rider - (Principal Protection) 7015 (11/00) (3)

  (v)      Death Benefit Rider - (Compounded-Plus) 7016 (11/00) (3)

  (vi)     Death Benefit Rider - (Annual Step-Up) 7017 (11/00) (3)

  (vii) Guaranteed Minimum Income Benefit Rider - (Living Benefit) 7018 (11/00) (3)

  (viii) Additional Death Benefit Rider - (Earnings Preservation Benefit) 7019 (11/00) (3)

  (ix) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider 7021 (11/00) (3)

  (x)      Terminal Illness Rider 7022 (11/00) (3)

  (xi)     Individual Retirement Annuity Endorsement 7024 (11/00) (3)

  (xii)    Roth Individual Retirement Annuity Endorsement 7024 (11/00) (3)

  (xiii)   401 Plan Endorsement 7025 (11/00) (3)

  (xiv)    Tax Sheltered Annuity Endorsement 7026 (11/00) (3)

  (xv)     Unisex Annuity Rates Rider 7027 (11/00) (3)

  (xvi) Endorsement (Name Change effective February 5, 2001. MetLife Investors Insurance Company of California; Predecessor: Cova Financial Life Insurance Company) CC-4435 (12/00) (4)

  (xvii) Form of Guaranteed Minimum Income Benefit Rider - (Living Benefit) (GMIB II 03/03) (6)

  (xviii)  Form of Guaranteed Withdrawal Benefit Rider - (GWB) MLI-690-1
(7/04) (7)

  (xix)    Form of Contract Schedule [Class AA, B, C, L, VA or XC] 9028-2
(7/04) (7)

  (xx)     Individual Retirement Annuity Endorsement 9023.1 (9/02) (7)

  (xxi)    Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (7)

  (xxii)   401(a)/403(a) Plan Endorsement 9025.1 (9/02) (7)

  (xxiii)  Tax Sheltered Annuity Endorsement 9026.1 (9/02) (7)

  (xxiv)   Simple Individual Retirement Annuity Endorsement 9276 (9/02) (7)

  (xxv)    Form of Guaranteed Minimum Income Benefit Rider (GMIB Plus or GMIB
III) 9018-2(5/05) (8)

  (xxvi)   Form of Enhanced Dollar Cost Averaging Rider 9013-1 (5/05) (8)

  (xxvii)  Form of Three Month Market Entry Rider 9014-1 (5/05) (8)

  (xxviii) Form of Contract Schedule (GMIB Plus or GMIB III) 9028-3 (5/05)
(8)

  (xxix)   Guaranteed Withdrawal Benefit Rider MLIC-690-2 (11/05) (9)

  (xxx) Form of Contract Schedule [Class AA, B, C, L, VA or XC] 9028-4 (11/05) (10)

  (xxxi)   Guaranteed Minimum Accumulation Benefit Rider - Living Benefit
(GMAB) MLIC-607-1 (11/05) (9)

  (xxxii)  Guaranteed Withdrawal Benefit Endorsement MLIC-GWB (11/05)-E (9)

  (xxxiii) Designated Beneficiary Non-Qualifed Annuity Endorsement MLIC-NQ-1 (11/05)-I (10)

  (xxxiv)   Lifetime Guaranteed Withdrawal Benefit Rider (MLIC-690-3 (6/06)
(12)

  (xxxv)    Form of Contract Schedule 9028-5 (6/06) (12)

  (xxxvi)   Merger Endorsement (4-E21-06-CA) (November 9, 2006) (filed herewith)

  (xxxvii)  Fixed Account Rider 9012 (11/00) (filed herewith)

5.   (i)    Form of Variable Annuity Application (3)

  (ii) Form of Variable Annuity Application [Classes AA, B, C, L, VA and XC] 9029 (7/04) APPVA - 504 VACA (7)

  (iii) Form of Variable Annuity Application [Class VA] 9029 (1/05) APPVA105VACA (8)

  (iv)      Form of Variable Annuity Application [Class VA] 9029 (4/05) (9)

  (v) Form of Variable Annuity Application (Class VA) 9029 (1/06) APPVAVACA 606 (12)

6.   (i)   Copy of Articles of Incorporation of the Company (2)

  (ii)     Copy of the Bylaws of the Company (2)

7. Automatic Reinsurance Agreement between MetLife Investors Insurance Company of California and Exeter Reassurance Company, Ltd. (5)

8.   (i)   Participation Agreement Among Met Investors Series Trust, Met
        Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (February 12, 2001)
        (5)

  (ii) First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (September 14, 2001 to 2/12/01) (5)

  (iii) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company of California (effective July 1, 2004) (11)

  (iv) Amended and Restated Net Worth Maintenance Agreement (effective December 16, 2004) (12)

  (v) Guarantee Agreement (June 1, 1995) (General American Life Insurance Company) (14)

  (vi) Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company (February 12, 2001) (16)

  (vii) First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and Met Investors Insurance Company (September 14, 2001 to 2/12/01) (16)

  (viii) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company (effective July 1, 2004) (17)

9.   (i)   Opinion and Consent of Counsel (MetLife Investors Insurance Company)
(filed herewith)

  (ii)     Opinion (General American Life Insurance Company) (filed herewith)

10. Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor, Registrant and the Guarantor (filed herewith)

11.     Not Applicable.

12.     Not Applicable.

13. Powers of Attorney (MetLife Investors Insurance Company) for Michael K. Farrell, James P. Bossert, Susan A. Buffum, Michael R. Fanning, Richard
        C. Pearson, Elizabeth M. Forget, George Foulke, Paul A. Sylvester, Jeffrey A. Tupper and Charles V. Curcio (filed herewith)

  (ii) Powers of Attorney (General American Life Insurance Company) for Lisa M. Weber, Michael K. Farrell, Leland C. Launer, Jr., James L. Lipscomb, Catherine A. Rein, Stanley J. Talbi, Michael J. Vietri, William J. Wheeler, Anthony J. Williamson, Kenneth J. Eiger and Joseph
       J. Prochaska, Jr. (filed herewith)

(1) incorporated herein by reference to Cova Variable Life Account Five's Initial Registration Statement on Form S-6 (File No. 333-37559) as filed electronically on October 9, 1997.

(2) incorporated herein by reference to Cova Variable Annuity Account One's Initial Registration Statment on Form N-4 EL (File No. 333-34741 and 811-05200) as filed electronically on August 29, 1997.

(3) incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File Nos. 333-54016 and 811-7060) as filed electronically January 19, 2001.

(4) incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2001.

(5) incorporated herein by reference to Registrant's Post Effective Amendment No. 5 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2003.

(6) incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 27, 2004.

(7) incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on July 19, 2004.

(8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on April 27, 2005.

(9) incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on July 13, 2005.

(10) incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on September 9, 2005.

(11) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on October 7, 2005.

(12) incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on April 21, 2006.

(13) incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 24, 2006.

(14) incorporated herein by reference to First MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 11 to Form N-4 (Files Nos. 333-96795 and 811-08306 as filed electronically on July 27, 2006.

(15) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-50540 and 811-05200) as filed electronically on July 15, 2004.

(16) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-51950 and 811-05200) as filed electronically on April 30, 2003.

(17) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-50540 and 811-05200) as filed electronically on October 7, 2005.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   --------------------------------------
Michael K. Farrell                      Chairman of the Board, President,
5 Park Plaza, Suite 1900                Chief Executive Officer and Director
Irvine, CA 92614

Susan A. Buffum                         Director
334 Madison Avenue
Convent Station, NJ 07961

Charles V. Curcio                       Vice President-Finance
501 Route 22
Bridgewater, NJ 08807

James P. Bossert                        Executive Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Michael R. Fanning                      Director
501 Boylston Street
Boston, MA 02116

Elizabeth M. Forget                     Director
260 Madison Avenue
New York, NY 10016

George Foulke                           Director
501 Route 22
Bridgewater, NJ 08807

Paul A. Sylvester                       Director
10 Park Avenue,
Morristown, NJ 07967

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ----------------------------------------
Kevin J. Paulson                        Senior Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Richard C. Pearson                      Executive Vice President,
5 Park Plaza, Suite 1900                General Counsel, Secretary and Director
Irvine, CA 92614

Jeffrey A. Tupper                       Assistant Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Roberto Baron                           Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

John Rosenthal                          Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Betty Davis                             Vice President
1125 - 17th Street
Denver, CO 80202

Brian C. Kiel                           Vice President, Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                        Vice President
501 Route 22
Bridgewater, NJ 08907

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Garth A. Bernard                        Vice President
501 Boylston Street
Boston, MA 02116

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

Kenneth J. Eiger                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Bennett D. Kleinberg                    Vice President
185 Asylum Street
Hartford, CT 06103

Lisa S. Kuklinski                       Vice President
260 Madison Avenue
New York, NY 10016

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------
Anthony J. Williamson                   Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey Altman                          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey P. Halperin                     Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Registrant is a separate account of MetLife Investors Insurance Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2006

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2006. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Retirement Services LLC (NJ)

            a)    MetLife Investment Funds Services LLC (NJ)

            b)    MetLife Investment Funds Management LLC (NJ)

            c)    MetLife Associates LLC (DE)

                  1)   CitiStreet Equities LLC (NJ)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9989% is owned by MetLife International Holdings, Inc. and 0.0011% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.2319% is owned by MetLife International Holdings, Inc. and 4.7680% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife International Insurance Ltd. (Bermuda)

      18.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Trustee Pty Limited (Australia)

            d)    MetLife Services (Singapore) PTE Limited (Australia)

      19. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by; Natiloportem Holdings, Inc.

      20. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc., and 94.9999% is owned by MetLife International Holdings Inc.

      21. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a)    Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met
                  AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc., and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      22.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    MetLife Reinsurance (Bermuda) Ltd. (Bermuda)

            c)    MetLife Direct Co., Ltd. (Japan)

            d)    MetLife Vida e Previdencia S.A. (Brazil)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    L/C Development Corporation (CA)

      9.    Thorngate, LLC (DE)

      10.   Alternative Fuel I, LLC (DE)

      11.   Transmountain Land & Livestock Company (MT)

      12.   MetPark Funding, Inc. (DE)

      13.   HPZ Assets LLC (DE)

      14.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      15.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      16.   MetLife (India) Private Ltd. (India)

      17.   Metropolitan Marine Way Investments Limited (Canada)

      18.   MetLife Private Equity Holdings, LLC (DE)

      19.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      20.   Metropolitan Realty Management, Inc. (DE)

      21.   Dewey Square South, LLC (NY)

      22.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      23.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        24.   Bond Trust Account A (MA)

        25.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      26.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      27.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (3)   Reinsurance Group of America, Incorporated (MO) - (52.8%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Sigma Reinsurance SPC (Cayman Islands)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e) RGA Reinsurance Company (Barbados) Ltd. (Barbados) (80%)

                              (i)   RGA Financial Group, L.L.C. (DE)- RGA
                                    Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv)  RGA Services India Private Limited (India)

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)

                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)

      28.   Corporate Real Estate Holdings, LLC (DE)

      29. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      30.   MetLife Tower Resources Group, Inc. (DE)

      31.   Headland - Pacific Palisades, LLC (CA)

      32.   Headland Properties Associates (CA)

      33.   Krisman, Inc. (MO)

      34.   Special Multi-Asset Receivables Trust (DE)

      35.   White Oak Royalty Company (OK)

      36.   500 Grant Street GP LLC (DE)

      37. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      38.   MetLife Canada/MetVie Canada (Canada)

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT)

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      7.    Pilgrim Investments York Road, LLC (DE)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

            a)    One Financial Place, LP (DE)

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of Alabama, Inc. (AL)

                  2) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  3) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

            c)    MLI Distribution LLC (DE)

            d)    Travelers Investment Adviser, Inc. (DE)

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited, Inc. (UK)

            b) MetLife Pensions Trustees Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      19.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

            b) SSB Private Selections, LLC (DE) (50%) -- SSB Private Selections, LLC ("SSB") is 45% owned by MIC and 5% owned by MLAC (the remaining 50% of SSB is owned by a third party). The capital commitment of SSB in Solomon Smith Barney Private Selection Fund I, LLC represents 24.5% of total commitments.

                  1)    Solomon Smith Barney Private Selection Fund I,
                        LLC (NY)

      20.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      21. TRAL & Co. (CT) - TRAL & Co.is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      22.   Tribeca Distressed Securities L.L.C. (DE)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    Citicorp Life Insurance Company (AZ)

      1.    First Citicorp Life Insurance Company (NY)

      2.    Euro CL Investments LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

BB.   MetLife Standby I, LLC (DE)

CC.   MetLife Exchange Trust I (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting common stock of Omega Reinsurance Corporation which has the right to elect 5 of 7 directors and other shareholders hold 100% of the participating common stock classes A and B of such corporation, which classes have the right collectively to elect 2 out of a total of 7 directors.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of August 31, 2006, there were 687 qualified contract owners and 589 non-qualified contract owners of Class L contracts; and there were 389 qualified contract owners and 275 non-qualified contract owners of Class L - 4 Year contracts.

ITEM 28. INDEMNIFICATION

     The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

     The Bylaws of the Company (Article IV, Section 1) provide that:

     Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

          Met Investors Series Trust
          MetLife Investors USA Separate Account A
          MetLife Investors Variable Annuity Account One
          MetLife Investors Variable Life Account Five
          MetLife Investors Variable Life Account One
          MetLife Investors USA Variable Life Account A
          First MetLife Investors Variable Annuity Account One
          General American Separate Account Eleven
          General American Separate Account Twenty-Eight
          General American Separate Account Tweny-Nine
          General American Separate Account Two
          Security Equity Separate Account Twenty-Six
          Security Equity Separate Account Twenty-Seven
          MetLife of CT Fund U for Variable Annuities
          MetLife of CT Fund VA for Variable Annuities
          MetLife of CT Fund BD for Variable Annuities
          MetLife of CT Fund BD II for Variable Annuities
          MetLife of CT Fund BD III for Variable Annuities
          MetLife of CT Fund BD IV for Variable Annuities
          MetLife of CT Fund ABD for Variable Annuities
          MetLife of CT Fund ABD II for Variable Annuities
          MetLife of CT Separate Account PF for Variable Annuities
          MetLife of CT Separate Account PF II for Variable Annuities MetLife of CT Separate Account QP for Variable Annuities
          MetLife of CT Separate Account QPN for Variable Annuities
          MetLife of CT Separate Account TM for Variable Annuities
          MetLife of CT Separate Account TM II for Variable Annuities MetLife of CT Separate Account Five for Variable Annuities
          MetLife of CT Separate Account Six for Variable Annuities
          MetLife of CT Separate Account Seven for Variable Annuities MetLife of CT Separate Account Eight for Variable Annuities MetLife of CT Separate Account Nine for Variable Annuities
          MetLife of CT Separate Account Ten for Variable Annuities
          MetLife of CT Fund UL for Variable Life Insurance
          MetLife of CT Fund UL II for Variable Life Insurance
          MetLife of CT Fund UL III for Variable Life Insurance
          MetLife of CT Variable Life Insurance Separate Account One
          MetLife of CT Variable Life Insurance Separate Account Two
          MetLife of CT Variable Life Insurance Separate Account Three MetLife of CT Variable Life Insurance Separate Account Four MetLife of CT Separate Account Eleven for Variable Annuities MetLife of CT Separate Account Twelve for Variable Annuities MetLife of CT Separate Account Thirteen for Variable Annuities MetLife of CT Separate Account Fourteen for Variable Annuities MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002
          MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002
          Metropolitan Life Variable Annuity Separate Account II Metropolitan Life Variable Annuity Separate Account I

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------
Michael K. Farrell                      Director
5 Park Plaza
Suite 1900
Irvine, CA 92614

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   -----------------------------------------------------------------
Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson                      Executive Vice President,
5 Park Plaza                            General Counsel and Secretary
Suite 1900
Irvine, CA 92614

Peter Gruppuso                          Vice President and Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Leslie Sutherland                       Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
Long Island City, NY 11101

Edward C. Wilson                        Senior Vice President, Channel Head-Wirehouse
5 Park Plaza
Suite 1900
Irvine, CA 92614

Douglas P. Rodgers                      Senior Vice President, Channel Head-LTC
10 Park Avenue, 1st Floor
Morristown, NJ 07962

Curtis Wohlers                          Senior Vice President, Channel Head-
Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Myrna F. Solomon                        Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Andrew Aiello                           Senior Vice President, Channel Head-National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Anthony J. Williamson                   Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------
David DeCarlo                           Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Anthony J. Dufault                      Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

James R. Fitzpatrick                    Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth                        Vice President, National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Bill D. Fife                            Senior Vice President, Channel
1 MetLife Plaza                         Head-Banks/Life Insurance
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey A. Barker                       Senior Vice President, Channel Head-
1 MetLife Plaza                         Independent Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------
 MetLife Investors Distribution Company   $   7,896,011     $     0         $    0        $    0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a) Registrant

     (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

     (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
    02110

     (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

     (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

     (f) MetLife, 4010 Boy Scout Blvd., Tampa, FL 33607

     (g) MetLife, 501 Boylston Street, Boston, MA 02116

     (h) MetLife, 200 Park Avenue, New York, NY 10166

     (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

     These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

     Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

     During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.

                                REPRESENTATIONS

     MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Irvine and State of California on this 9th day of November 2006.


   METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
   (Registrant)

   By:   METLIFE INVESTORS INSURANCE COMPANY
   By:   /s/ Richard C. Pearson
         ----------------------------------------
         Richard C. Pearson
         Executive Vice President, General Counsel and Secretary

   METLIFE INVESTORS INSURANCE COMPANY
   (Depositor)

   By:   /s/ Richard C. Pearson
         ----------------------------------------
         Richard C. Pearson
         Executive Vice President, General Counsel and Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 9, 2006.


/s/ Michael K. Farrell*
--------------------------------   Chairman of the Board, Chief Executive Officer,
Michael K. Farrell                 President and Director

/s/ James P. Bossert*              Executive Vice President and Director
--------------------------------
James P. Bossert

/s/Charles V. Curcio*              Vice President-Finance (principal financial officer and
--------------------------------
Charles V. Curcio                  principal accounting officer)

/s/ Susan A. Buffum*               Director
--------------------------------
Susan A. Buffum

/s/ Michael R. Fanning*            Director
--------------------------------
Michael R. Fanning

/s/ Elizabeth M. Forget*           Director
--------------------------------
Elizabeth M. Forget

/s/ George Foulke*                 Director
--------------------------------
George Foulke

/s/ Paul A. Sylvester*             Director
--------------------------------
Paul A. Sylvester

/s/ Richard C. Pearson*            Executive Vice President, General Counsel, Secretary and
--------------------------------
Richard C. Pearson                 Director


/s/ Jeffrey A. Tupper*             Assistant Vice President and Director
--------------------------------
Jeffrey A. Tupper


   *By:   /s/ Michele H. Abate
          ----------------------------------------
          Michele H. Abate, Attorney-In-Fact
          November 9, 2006

MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                   SIGNATURES

     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of St. Louis and State of Missouri on this 9th day of November 2006.


   GENERAL AMERICAN LIFE INSURANCE COMPANY
   (Guarantor)

   By:   /s/ William C. Lane
         ----------------------------------------
         William C. Lane
         Vice President and Associate General Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 9, 2006.


/s/ Lisa M. Weber*
--------------------------------   Chairman of the Board, Chief Executive Officer,
Lisa M. Weber                      President and Director

/s/ Kenneth J. Eiger*              Assistant Vice President and Actuary (principal financial
--------------------------------
Kenneth J. Eiger                   officer)

/s/ Michael K. Farrell*            Director
--------------------------------
Michael K. Farrell

/s/ Leland C. Launer, Jr.*         Director
--------------------------------
Leland C. Launer, Jr.
/s/ James L. Lipscomb*             Director
--------------------------------
James L. Lipscomb

/s/ Joseph J. Prochaska, Jr.*      Senior Vice President and Chief Accounting Officer
--------------------------------
Joseph J. Prochaska, Jr.

/s/ Catherine A. Rein*             Director
--------------------------------
Catherine A. Rein

/s/ Stanley J. Talbi*              Director
--------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*             Director
--------------------------------
Michael J. Vietri

/s/ William J. Wheeler*            Director
--------------------------------
William J. Wheeler

/s/ Anthony J. Williamson*         Director, Senior Vice President and Treasurer
--------------------------------
Anthony J. Williamson


   *By:   /s/ Michele H. Abate
          ----------------------------------------
          Michele H. Abate, Attorney-In-Fact
          November 9, 2006

* General American Life Insurance Company. Executed by Michele H. Abate, Esq. on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS

1(iii)     Resolutions of Board of Directors of the Company

4(xxxvi)   Merger Endorsement

4(xxxvii)  Fixed Account Rider

9(i)       Opinion and Consent of Counsel (MetLife Investors Insurance Company)

9(ii)      Opinion (General American Life Insurance Company)

10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor, Registrant and the Guarantor

13(i)      Powers of Attorney (MetLife Investors Insurance Company)

13(ii)     Powers of Attorney (General American Life Insurance Company)